As filed with the Securities and Exchange Commission on April 30, 2026

Securities Act Registration No. 333-276328
Investment Company Registration No. 811-23925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 3

and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 7

First Eagle Real Estate Debt Fund
(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas
New York, New York 10105
(Address of Principal Executive Offices)
(212) 698-3300
(Registrant’s Telephone Number, Including Area Code)
David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105
(Name and Address of Agent for Service)

Copies to:
Nathan J. Greene, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form N-2 of First Eagle Real Estate Debt Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, in connection with (i) the registration of Class A-1 Shares and Class W Shares, each a new share class of the Fund and (ii) providing updated financial information and making certain other changes to the Registrant’s Prospectus and Statement of Additional Information. This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

Prospectus	April 30, 2026

First Eagle Real Estate Debt Fund

Class A-1 FRRAX
Class A-2 FNRLX

Class A-3 FIRLX

Class A-4 FRRLX

Class I FERLX

Class W FIRWX

The Fund. First Eagle Real Estate Debt Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Common Shares”), and is operated as an “interval fund.” The Fund is a Delaware statutory trust and intends to elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objective. The Fund seeks to provide attractive risk-adjusted returns and current income. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. The Fund seeks to achieve its investment objective by investing, under normal market conditions, a majority of its Managed Assets (as defined in this prospectus) in a portfolio of residential and residential-related real estate-related investments. The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in this prospectus) in a portfolio of public and private real estate-related debt investments. These investments will include: short-term mortgage loans of typically 12 to 36 months to real-estate builders and other investors to purchase, renovate and resell or rent residential single or multi-family properties (“Residential Transitional Loans”) through one or more special purpose vehicles (“SPVs”), each a wholly-owned subsidiary of the Fund; homebuilder development financing (“Land Banking”) either through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a taxable REIT subsidiary of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations, or in the form of loans to borrowers; mezzanine financing structured as subordinated debt backed by single or multi-family properties or loans (“Residential Mezzanine Loans”); and agency and non-agency residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and credit risk transfer (“CRT”) securities issued by US Federal National Mortgage Association and US Federal Home Loan Mortgage Corporation.

Most of the instruments in which the Fund invests will be rated below investment grade by rating agencies or, if unrated, are judged by the Subadviser (defined below) to be of comparable quality. Instruments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in below investment grade instruments, an investment in the Fund should be considered speculative. Many of the instruments will have no credit rating at all.

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value (“NAV”). Subject to applicable law and approval of the Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV, which is the minimum amount permitted. See “Periodic Repurchase Offers” and “Principal Risks of the Fund—Repurchase Offers Risk.”

Adviser and Subadviser. The Fund’s investment adviser is First Eagle Investment Management, LLC (the “Adviser”) and the Fund’s investment subadviser is Napier Park Global Capital (US) LP (“Napier Park” or the “Subadviser”), an indirect wholly-owned subsidiary of the Adviser.

Investing in the Common Shares involves certain risks. See “Principal Risks of the Fund” beginning on page 30 of this prospectus.

	Offering Price(a)	Maximum Sales Load	Proceeds to the Fund(b)
Class A-1 Shares, per share	$25.40	None	$25.40
Class A-2 Shares, per share	$26.05	2.50%	$25.40
Class A-3 Shares, per share	$25.40	None	$25.40
Class A-4 Shares, per share	$26.05	2.50%	$25.40
Class I Shares, per share	$25.40	None	$25.40
Class W Shares, per share	$25.40	None	$25.40

(a)	The price per share shown for each class of shares is equal to our NAV per Share as of April 7, 2026, plus, in the case of Class A-2 Shares and Class A-4 Shares, a maximum sales load of up to 2.50% of the offering price. Each class of Common Shares is continuously offered at a price equal to NAV per Share, plus, in the case of Class A-2 Shares and Class A-4 Shares, a maximum sales load of up to 2.50% of the offering price. Class A-1 Shares, Class A-3 Shares, Class I Shares and Class W Shares are not subject to a sales load; however, investors transacting through a broker acting as an agent for the investor may be required to pay a commission and/or other forms of compensation to the broker. See “Plan of Distribution—Share Classes.” The initial price per share presented above for each Class A-2 Share and Class A-4 Share is the price per share of the Class I Shares as of April 7, 2026 plus the applicable sales load. The initial price per share presented above for each Class A-1 Share, Class A-3 Share and Class W Share is the price per share of the Class I Shares as of April 7, 2026.

(b)	Through April 30, 2027, the Adviser has agreed to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of the Class A-1, Class A-2, Class A-3, Class A-4, Class I and Class W shareholders are limited to 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25%, respectively, of average net assets. The Fund has agreed to repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25%, respectively, of the class’s average net assets, or such other lower expense limitation amount as may be in place at the time of repayment. Any such repayment must be made within three years after the date on which the Adviser waived or incurred the fee and/or expense and is limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 30, 2026

Risks. An investment in the Fund is subject to, among others, the following risks:

•	The Fund’s Common Shares are not listed for trading on any national securities exchange and no market is expected to develop for them. There is no guarantee that you will be able to sell your Common Shares at any given time or in the quantity that you desire.

•	Even though the Fund will make quarterly repurchase offers for its outstanding Common Shares (currently expected to be 5% per quarter), investors should consider Common Shares of the Fund to be an illiquid investment.

•	An investment in the Fund is not suitable for investors who need certainty about their ability to access the money they invest in the short term. It is possible that investing in the Fund may result in a loss of some or all of the amount invested.

•	For Class A-2 Shares and Class A-4 Shares, an investor will pay a sales load of up to 2.56% on the amounts it invests. If you pay the maximum aggregate 2.56% for sales load, you must experience a total return on your net investment of 2.56% in order to recover these expenses.

•	There is no assurance that the Fund will be able to maintain a certain level of distributions, if any, to the holders of Common Shares of the Fund (the “Common Shareholders”). The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance.

•	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Common Shareholders through distributions will be distributed after payment of fees and expenses.

•	Distributions also may be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The absence or reduction of such financial support by the Adviser or its affiliates could reduce future distributions.

•	The Fund’s failure to qualify as a REIT would subject the Fund to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of the Fund’s income available for distribution to the Common Shareholders.

•	The Fund is exposed to potential credit losses from its investments in CRT securities. While CRT securities generally are issued by or sponsored by government-sponsored enterprises, payment of principal on these securities is not guaranteed. As an investor in a CRT security, the Fund may incur a loss if losses on the mortgage loans in the reference pool exceed the credit enhancement on the underlying CRT security owned by the Fund or if an actual pool of loans experience losses.

•	Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program, including that because of the risks associated with (i) the Fund’s ability to invest in below-investment grade or unrated securities or instruments, and (ii) the Fund’s ability to use leverage, an investment in the Fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.

Before buying any of the Fund’s Common Shares, you should read the discussion of the principal risks of investing in the Fund in “Principal Risks of the Fund” beginning on page 30 of this prospectus. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.

Leverage. The Fund may use leverage to provide additional funds to support its investment activities by utilizing derivatives, including reverse repurchase agreements and credit default swaps, and by utilizing borrowings, such as through loans and/or other credit facilities, including through one or more subsidiaries or SPVs. Although no preferred share issuances are contemplated at this time, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Subadviser’s assessment of interest rate trends, market conditions and other factors. Under the Investment Company Act of 1940, as amended, the Fund may use borrowings, including loans from certain financial institutions and the issuance of debt securities, in an aggregate amount of up to 33⅓% of the Fund’s total assets immediately after such borrowings. By using leverage, the Fund seeks to obtain a higher return for holders of Common Shares than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. See “Leverage,” “Use of Leverage” and “Principal Risks of the Fund—Leverage Risk.”

Securities Offered and Plan of Distribution. The Fund is offering six classes of Common Shares: Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares. See “Continuous Offering.” The Fund has been granted exemptive relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. The Fund may offer additional classes of shares in the future. The Fund’s Common Shares will be sold at a public offering price equal to their NAV per share, plus a sales charge where applicable. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares of the Fund are primarily offered and sold to retail investors by certain broker-dealers which are members of the Financial Industry Regulatory Authority (“FINRA”) and which have agreements with the Fund’s distributor, FEF Distributors, LLC (the “Distributor”), to sell Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Only certain investors are eligible to purchase Class I Shares and Class W Shares. See “Plan of Distribution—Share Classes.”

The prospectus sets forth concisely the information about the Registrant that a prospective investor ought to know before investing. Please read and retain this prospectus for future reference. A Statement of Additional Information, dated April 30, 2026 (the “SAI”), and other materials containing additional information about the Fund have been filed with the SEC. The SAI is incorporated by reference in its entirety into this prospectus, which means that it is considered to be part of this prospectus. The Fund files annual and semi-annual shareholder reports, proxy statements and other information with the SEC. To obtain this information or the Fund’s SAI electronically, please visit www.FirstEagle.com or call (800) 334-2143. You may also call this number to request additional information or to make other inquiries pertaining to the Fund. You may also obtain a copy of any information regarding the Fund filed with the SEC from the SEC’s website (www.sec.gov).

As permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on www.FirstEagle.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive shareholder reports and other communications from the Fund or your financial intermediary electronically or in paper free of charge by notifying your financial intermediary or, if you are a direct investor, by calling (800) 334-2143 or by visiting www.FirstEagle.com. Your election to receive reports in paper will apply to all funds held with First Eagle or your financial intermediary.

The Fund’s Common Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus Summary

This is only a summary. This summary may not contain all of the information that you should consider before investing in Common Shares of the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information. In particular, you should carefully read the risks of investing in the Fund’s Common Shares, as discussed under “Principal Risks of the Fund.”

The Fund

First Eagle Real Estate Debt Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Common Shares”). The Fund is operated as an “Interval Fund” (as defined below). The Fund is a Delaware statutory trust and intends to elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Continuous Offering

The Fund is offering six classes of Common Shares: Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. The Fund has been granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. At present, Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares are available for purchase. The Fund may offer additional classes of shares in the future.

The Fund continuously offers its Common Shares through FEF Distributors, LLC (the “Distributor”), as principal underwriter, on a best efforts basis. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares will be sold on a continuous basis at the Fund’s then current net asset value (“NAV”) per Share, plus for Class A-2 Shares and Class A-4 Shares only, a maximum front-end sales commission of 2.50%. While neither the Fund nor the Distributor impose a front-end sales commission on Class A-1 Shares, Class A-3 Shares, Class I Shares or Class W Shares, if you buy Class A-1 Shares, Class A-3 Shares, Class I Shares or Class W Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

The minimum initial investment generally required for Class I Shares is $1 million per account. The minimum may be waived for Class I Shares for certain wrap fee programs if approved by the Distributor and for certain intermediaries that have entered into a relevant agreement with the Distributor. The minimum initial investment generally required for Class W Shares is $1 million per account. The minimum may be waived for Class W Shares for certain wrap fee programs if approved by the Distributor and for certain intermediaries that have entered into a relevant agreement with the Distributor. The minimum initial investment generally required for Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares is $2,500 per account. The minimum investments may be modified for current officers, trustees, directors, and employees of the Fund, First Eagle (as defined below), the Adviser (as defined below), the Subadviser (as defined below), the Distributor, certain other subsidiaries of First Eagle, Genstar Capital, employees of certain firms providing services to the Fund (such as the custodian and the shareholder servicing agent), and to the immediate family members of any such persons or to any trust, pension, profit-sharing or other benefit plan for only such persons. The minimum subsequent investment amount for Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares is $100. There is no minimum subsequent investment amount for Class I Shares and Class W Shares. In addition, the Fund or the Distributor may lower or waive the minimum initial investment for certain classes of shares or categories of investors at their discretion.

For additional information regarding each share class, please see “Plan of Distribution” in this prospectus. The Fund reserves the right to reject a purchase order for any reason. Shareholders will not have the right to redeem their Common Shares. However, as described below, in order to provide liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.

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Investment Objective and Principal Strategies

The Fund seeks to provide attractive risk-adjusted returns and current income. The Fund seeks to achieve its investment objective by investing, under normal market conditions, a majority of its Managed Assets (as defined in this prospectus) in a portfolio of residential and residential-related real estate-related investments. There can be no assurance that the Fund will achieve its investment objective.

The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in this prospectus) in a portfolio of public and private real estate-related debt investments. These investments will include:

1)	Short-term mortgage loans of typically 12 to 36 months to real-estate builders and other investors to purchase, renovate and resell or rent residential single or multi-family properties (“Residential Transitional Loans”) through one or more special purpose vehicles (“SPVs”), each a wholly-owned subsidiary of the Fund;
2)	Homebuilder development financing (“Land Banking”) either (i) used to acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a “taxable REIT subsidiary” (“TRS”) of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations (each such joint venture, a “Land Banking Subsidiary”), or (ii) in the form of loans to developers that are secured by real property so that the developers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule;
3)	Mezzanine financing structured as subordinated debt backed by single or multi-family properties or loans (“Residential Mezzanine Loans”); and
4)	Agency and non-agency residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and credit risk transfer (“CRT”) securities issued by US Federal National Mortgage Association (“Fannie Mae”) and US Federal Home Loan Mortgage Corporation (“Freddie Mac”).

In addition to RMBS (agency RMBS are issued or guaranteed by a U.S. government agency or federally chartered corporation, while non-agency RMBS are issued by private entities), CMBS, and CRT securities, the Fund may invest in other kinds of public debt securities and securitizations, including but not limited to, other asset-based securities and mortgage insurance bonds (“Public Structured Credit”). The Fund may also acquire equity interests in third-party securitizations. Certain of the Fund’s investments in securitizations, such as its investments in other asset-backed securities, may not be treated as qualifying for purposes of the Fund’s 80% of Managed Assets investment restriction if they do not meet the “real estate-related investments” qualifications for businesses and issuers described below.

For purposes of the Fund’s 80% of Managed Assets investment restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt investments, “debt investments” include, among other things, Residential Transitional Loans, Residential Mezzanine Loans, RMBS, CMBS, other real estate-related asset-backed securities (i.e., those asset-backed securities whose issuer meets the assets and revenue qualifications described below or are classified by an independent classification system as engaged in the real estate industry) and real estate-related debt-like investments such as Land Banking investments and other investments that have a stated or implicit rate and amounts due on a fixed payment schedule and generally over a fixed term.

In connection with the Fund’s investments in Residential Transitional Loans, the Fund may commit to reimburse borrowers for costs incurred in upgrading properties purchased pursuant to these loans. Please see “Unfunded Lending Commitments” below for additional information.

In seeking to invest a majority of its assets in a portfolio of residential and residential-related real estate-related investments, the Fund considers any debt investments in or secured by properties and/or permitted and entitled land that have a primary intended use of residential living to be categorized as “residential and residential-related,” including, without limitation: multi-family properties (generally expected to be properties with five or more dwelling units that are part of a single complex) offered for residential rental use; single-family properties, including single-family rentals; and other types of residential rental assets, such as student housing properties and manufactured housing.

The Fund will also target businesses in industries that are related to these types of properties and assets, such as businesses that are involved with the production of such properties and assets or products or services supporting such properties and assets. These industries may include basic materials, energy, and utilities as well as related suppliers and similarly connected businesses. The Fund’s investments in such industries will generally not be treated as qualifying for purposes of the Fund’s 80% of Managed Assets investment restriction nor “count” towards the Fund’s strategy of seeking to invest a majority of its assets in a portfolio of residential and residential-related real estate-related investments.

The Fund expects to make certain Land Banking investments through Land Banking Subsidiaries. In addition, at times, the Fund will invest in real estate indirectly through investments in mortgages or in real estate-related businesses. These

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businesses include developers and construction businesses and other market participants that improve real estate, typically residential real estate, and through use cases such as land-development for the purpose of creation of lots for building homes, home improvements involving energy-efficiency upgrades on individual residential properties, and equipment loans on solar panels, HVAC systems or window-installations.

For the investments in these businesses to be treated as qualifying “real estate-related investments” for purposes of the Fund’s 80% of Managed Assets investment restriction, a business must either hold 50% or more of its assets in real estate (or applicable real estate-related assets such as solar panels, HVAC systems, or windows to be installed on residential properties or loans to a property owner or developer for such equipment), derive at least 50% of its revenue from real estate (or the applicable real estate-related business), or be classified as a real estate company or an issuer engaged in the real estate industry according to an independent classification system, such as Standard Industrial Classification Codes or Global Industry Classification Standard, which are each methods for assigning a company to a specific economic sector and industry group that best defines its business operations. These same considerations will be applied to the issuers of securitizations, such as asset-backed loans or securities or pools of such loans or securities, when considering qualification of such investments for purposes of the Fund’s 80% of Managed Assets investment restriction. For example, if 50% of the loans in a securitization would qualify as real estate-related loans if held by the Fund, then the Fund will treat 50% of its investment in the securitization as so qualified. For the avoidance of doubt, any investments by the Fund in businesses that derive at least 50% of its revenue from the production of, or other business related to, solar panels, HVAC systems and windows will not count towards the Fund’s 80% of Managed Assets investment restriction.

The Fund generally intends that any property, the sale or disposition of which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. For example, any sale of real property to homebuilders in connection with Land Banking through Land Banking Subsidiaries, which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. Additionally, the Fund generally intends to make any investments that are expected to generate non-qualifying income for purposes of the annual 95% REIT income test, which may include certain hedging transactions, through one or more TRSs. If a TRS is organized in the United States, the TRS will be subject to corporate income tax on its earnings, which may reduce the cash flow generated by the Fund in the aggregate and the Fund’s distributions to its shareholders. Any TRS organized for investments in Land Banking is expected to be organized in the United States. For the Fund to qualify as a REIT, the aggregate value of all securities of the TRSs owned by the Fund may not exceed 25% (20% for tax years prior to 2026) of the value of the Fund’s total assets at the close of each calendar quarter. For a description of REIT qualification requirements, please see the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Gross Income Tests” and “— Asset Tests”.

The TRSs and subsidiaries (as defined below) of the Fund will not be registered under the 1940 Act. However, the TRSs and subsidiaries of the Fund will comply with provisions of the 1940 Act related to affiliated transactions and custody of assets (Section 17) or exemptive relief therefrom. Custody of certain subsidiary assets will be maintained with U.S. Bank National Association rather than with JPMorgan Chase Bank N.A., which is otherwise the custodian of the Fund’s assets. In addition, the Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the TRSs and subsidiaries of the Fund. The Adviser and the Board, as relevant, will also comply with the provisions of Section 15 of the 1940 Act with respect to a TRS’s or other subsidiary’s investment advisory contract. A “subsidiary” is any entity (regardless of whether or not the Fund set up the entity) primarily controlled by the Fund, and that primarily engages in investment activities in securities or other assets. “Primarily controlled” as used herein means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person. Other than entities wholly owned or majority owned by the Fund, the Fund does not currently intend to create or acquire primary control of a subsidiary as defined in this paragraph.

The Fund anticipates that it will contribute substantially all of the capital required to operate the Land Banking Subsidiaries. Notwithstanding that significant capital contribution, the Fund also anticipates that it will agree under the joint venture terms that the subsidiary’s operating decisions will be made jointly (by mutual agreement) with the Fund’s operating partner. Given the possibility that on these facts the Fund may be deemed to have primary control of this kind of joint venture (notwithstanding that the mutual agreement terms also may suggest co-equal control with the partner), the Fund has undertaken to the SEC staff that it will cause the Fund to comply with the above listed requirements of the 1940 Act in the same manner as for the Fund’s subsidiaries. However, the Land Banking Subsidiaries will be treated differently from the TRSs and other subsidiaries as an accounting and financial reporting matter because they are not consolidated with the Fund’s accounts for financial reporting purposes.

To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund may invest without limit in illiquid investments. Most of the instruments in which the Fund invests will be rated below investment grade by rating agencies or, if unrated, are judged

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by the Subadviser (defined below) to be of comparable quality. Instruments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in below investment grade instruments, an investment in the Fund should be considered speculative. Many of the instruments will have no credit rating at all. For a discussion of the risks associated with investing in below investment grade instruments, please see “Below Investment Grade Rating Risk”.

The Fund may also invest in other REITs, U.S. government bonds, equity, equity-related securities and various other similar investments, including hybrid investments (such as preferred equities and convertible securities), exchange traded funds, equity options, equity index options, single name credit default swaps (“CDS”), CDS indices, CDS index options, CDS index tranches, equity index futures and obligations of the U.S. government. These investments will be treated as qualifying real-estate related debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction if they meet both the description of “debt investments” and “real estate-related investments” provided above.” The Fund “counts” relevant derivative positions towards its 80% of Managed Assets investment restriction and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).

Adviser and Subadviser

First Eagle Investment Management, LLC (the “Adviser”) serves as the investment adviser for the Fund. Subject to the supervision of the Fund’s Board of Trustees (the “Board” or “Board of Trustees”), the Adviser oversees the management of the Fund’s activities and supervises the activities of the Subadviser (defined below). The Adviser may also provide investment advisory services directly to the Fund, including with respect to certain determinations that may be required of the Adviser in respect of co-investments with affiliates in accordance with any applicable exemptive relief from the SEC. See “Potential Conflicts of Interest Risk—Allocation of Investment Opportunities” below for more information. The Adviser is a subsidiary of First Eagle Holdings, Inc. (together with its affiliates, “First Eagle”).

First Eagle is an independent, privately owned investment management firm headquartered in New York. With a heritage dating back to 1864, First Eagle offers a variety of investment management services and its investment capabilities include equity, fixed income, alternative credit and multi-asset strategies. In addition to the Fund, its clients include other interval funds, mutual funds, exchange-traded funds, pooled vehicles, corporations, foundations, major retirement plans and high net worth individuals. As of March 31, 2026, the Adviser had approximately $147.56 billion in assets under management.

Napier Park Global Capital (US) LP serves as the Fund’s investment subadviser (the “Subadviser” and together with the Adviser, the “Advisers”). Napier Park is a global alternative investment adviser known for its management of collateralized loan obligations, separately managed accounts and commingled funds. The portfolio management team of the Subadviser, including at the Subadviser’s predecessor firm, has been investing in public securities, including mortgage-backed securities, asset-backed securities, and consumer debt, since 2008, and has been investing in private real estate debt since 2015.

The Subadviser is an indirect wholly-owned subsidiary of the Adviser. As of December 31, 2025, Napier Park, together with First Eagle Alternative Credit, LLC (“FEAC”), Regatta Loan Management and Napier Park CMV, had approximately $41 billion in assets under management.1

Rajesh Agarwal is a portfolio manager with Napier Park and, supported by a team of analysts, is responsible for the day-to-day management of the Fund.

Periodic Repurchase Offers

The Fund is an Interval Fund, a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental policy, which may only be changed with shareholder approval, to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Each quarterly repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day if the 14th day is not a business day (each, a “Repurchase Pricing Date”). Subject to applicable law and approval of the Board of Trustees for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV, which is the minimum amount permitted. Written notification of each quarterly repurchase offer (the “Repurchase

1 With respect to managed CLO warehouses, AUM are representative of the maximum commitment (par value of facility). AUM are inclusive of Regatta Loan Management assets.

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Offer Notice”) will be sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders must tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund does not currently charge a repurchase fee. However, in the future, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce a repurchase fee if the Adviser or Subadviser determines that the repurchase is offset by a corresponding purchase by the same or other investor or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Investors should consider Common Shares of the Fund to be an illiquid investment. Thus, the Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Use of Leverage

The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through loans or reverse repurchase agreements, including through one or more subsidiaries or SPVs. The Fund may also add leverage to its portfolio by utilizing other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. In addition, the Fund may use derivatives, including reverse repurchase agreements and credit default swaps, to add leverage to its portfolio. Although no preferred share issuances are contemplated at this time, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Trustees may authorize the issuance of preferred shares without the approval of the holders of Common Shares of the Fund (the “Common Shareholders”); however, the Fund is not authorized to issue preferred shares as of the date of this prospectus. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Subadviser’s assessment of interest rate trends, market conditions and other factors.

The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common Shareholders than if the Fund were not so leveraged. The 1940 Act generally prohibits the Fund from engaging in many forms of leverage (including the use of bank loans, commercial paper or other credit facilities and loans of portfolio securities, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (as used in this prospectus, “total assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total assets). In addition, the Fund may use investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing 33⅓% limitation if effected in compliance with applicable SEC rules and guidance. In addition, the Fund is not permitted by the 1940 Act to declare any cash dividend or other distribution on Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities other than borrowings and outstanding preferred shares) immediately after such issuance, though no preferred share issuances are contemplated at this time.

Pursuant to Rule 18f-4 under the 1940 Act, certain types of transactions that can have a leveraging effect on the Fund are not subject to these asset coverage tests. These include the following (which are included in the definition of “Derivatives Transactions” under Rule 18f-4): (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the

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instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date. Regulations associated with these transactions are described under “Leverage” below.

Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the NAV of the Common Shares and the yield to Common Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the NAV of the Common Shares. In addition, because the fees received by the Adviser and Subadviser are based on the average daily value of the Fund’s Managed Assets (including any assets attributable to borrowings for investment purposes or the Fund’s use of reverse repurchase agreement financing and any preferred shares that may be outstanding, if issued), the Adviser and the Subadviser have a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings, reverse repurchase agreements and preferred shares), which may create a conflict of interest between the Adviser and the Subadviser, on the one hand, and the Common Shareholders, on the other hand.

Certain types of borrowings, including credit facilities, may result in the Fund effectively being subject to covenants relating to asset coverage, portfolio composition and operational requirements. Among other things, these covenants can give the lender the right to take certain actions upon changes in the portfolio outside agreed limits, the termination of the Investment Advisory Agreement or the Investment Subadvisory Agreement, or the loss of certain key personnel. Failure to meet covenant requirements, and related actions taken by a lender, could have a material adverse effect on the Fund’s business and financial condition. Covenants can also limit the ability to distribute assets or income from a Fund subsidiary back to the Fund. The borrowings which the Fund may incur may be secured by a lien on all or a portion of the Fund’s and/or a subsidiary’s assets.

The Fund is permitted to negotiate with banks or other financial institutions to arrange one or more credit facilities pursuant to which the Fund would be entitled to borrow an amount of up to 33⅓% of the Fund’s total assets. See “Effects of Leverage.”

Unfunded Lending Commitments

In connection with the Fund’s investments in Residential Transitional Loans, the Fund may commit to reimburse borrowers for costs incurred in upgrading properties purchased pursuant to these loans. Typically, these commitments arise when a borrower (generally a developer of property) acquires an existing home to upgrade its interior condition. The Fund would fund a portion of the acquisition cost of this home. As the borrower continues to make upgrades per an agreed upon budget and time frame, they would incur costs. Periodically, they would submit a request to be reimbursed for these costs. The Fund would obtain inspection reports that provide verbal and photographic description of these upgrades along with receipts as appropriate. Upon satisfactory evaluation of this material, the borrower would be reimbursed after these upgrades have been made for the same. Such loans made by the Fund may represent advance commitments to extend credit as and when requested by the borrower. These commitments typically are subject to various contingencies and conditions, but nonetheless generally require that the Fund lend monies on short notice. Similar considerations apply in respect of the development agreements to be entered into in respect of the Land Banking Subsidiaries; under those agreements, the joint ventures entered into by the Land Banking Subsidiaries are obligated to fund agreed development costs associated with property held by the joint venture. Transactions of this nature expose the Fund to the risk that funding a loan or development project may be required at a time when it is no longer as desirable from a credit or investment perspective as when the original commitment was made. The Fund also must manage its available cash, cash equivalents and borrowings so as to have cash on hand to fund the transaction when required. Rule 18f-4 under the 1940 Act requires that the Fund reasonably believe, at the time it enters into an unfunded commitment agreement, that it will have sufficient cash and cash equivalents to meet its obligations on these commitments when due. The Fund will consider its overall circumstances when evaluating sufficiency of its cash and cash equivalents for this purpose. For example, the Fund will consider any conditions on its commitments, its reasonable expectations as to when each commitment will be due, other obligations of the Fund (such as the obligation to hold liquid assets during periods when the Fund has offered to repurchase its shares), and the Fund’s ability to borrow.

Please see “Leverage,” “Principal Risks of the Fund—Leverage Risk” for additional information regarding leverage and related risks.

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Distributions

The Fund intends to make regular monthly distributions of all of its net investment income to shareholders. In addition, the Fund intends to distribute any net capital gains to shareholders no less frequently than annually. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. In addition, the Fund will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law. As a result, the Fund intends to make timely distributions sufficient for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes and avoid being subject to U.S. federal income and excise tax. The Fund’s distribution policy may be changed from time to time.

Unless a shareholder specifies otherwise, distributions will be reinvested in Common Shares of the Fund in accordance with the Fund’s dividend reinvestment plan. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. See “Distributions” and “Dividend Reinvestment Plan.”

Net Asset Value

The Fund calculates the NAV of each class of its Common Shares on a daily basis. In addition, the Fund intends to publicly report the NAV per Share of each class of the Fund on its website on a daily basis. For information on the Fund’s daily NAV, please call the Fund toll-free at (800) 334-2143. See “Periodic Repurchase Offers.”

Distributor, Custodian and Transfer Agent

FEF Distributors, LLC, an affiliate of the Adviser and the Subadviser, serves as the Fund’s principal underwriter and distributor. JPMorgan Chase Bank, N.A. serves as the primary custodian of the Fund’s assets. U.S. Bank National Association will serve as the custodian of the assets of, and U.S. Bank Trust National Association will serve as owner trustee of, the wholly-owned subsidiary of the Fund through which the Fund intends hold its interests in Residential Transitional Loans. SS&C GIDS, Inc. serves as the Fund’s transfer agent and dividend disbursement agent. SS&C GlobeOp performs administrative services on behalf of the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Common Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment goals and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Summary of Principal Risks of the Fund

Investing in the Fund’s Common Shares involves a number of significant risks. Below is a summary of the principal risks of investing in the Fund. Before you invest in the Fund’s Common Shares, you should be aware of various risks, including those described below. For a more complete discussion of the risks of investing in the Fund, see “Principal Risks of the Fund.”

Limited Operating History

The Fund is a non-diversified closed-end investment company. The Fund has a limited history of operations and is subject to all of the business risks and uncertainties associated with any new business. As a result, prospective investors have a limited track record or history on which to base their investment decisions. The Fund is designed for long-term investors and not as a trading vehicle.

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop. Shareholders of the Fund are not able to have their Common Shares redeemed or otherwise sell their Common Shares on a daily basis because the Fund

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is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an Interval Fund and conducts periodic repurchase offers for a portion of its outstanding Common Shares, subject to certain conditions as described herein. Investors should consider Common Shares of the Fund to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Investment Risk

An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Common Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, tax rates, counterparty risk, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. Lower-quality debt instruments involve greater risk of default or price changes and their value can fluctuate, especially during periods of increased market volatility, economic recessions or periods of high interest rates. The Fund anticipates using leverage, which would magnify the Fund’s investment, market and certain other risks.

Market Risk

Market risk includes unexpected directional price movements, deviations from historical pricing relationships, changes in the regulatory environment, changes in market volatility, panicked or forced selling of assets and contraction of available credit or other financing sources. The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. Geopolitical and other risks, including environmental and public health, may also add to instability in world economies and markets generally. Recent market conditions and events, including a global public health crisis, wars and armed conflicts and actions taken by governments in response, may exacerbate volatility. Rapid changes in prices or liquidity, which often are not anticipated and can relate to events not connected to particular investments, may limit the ability of the Fund to dispose of its assets at the price or time of its choosing and can result in losses. Changes in prices may be temporary or may last for extended periods.

Non-Diversification Risk

The Fund is “non-diversified,” which means that the Fund may invest a significant portion of its assets in the instruments of a smaller number of issuers than a diversified fund. Focusing investments in a small number of issuers increases risk.

A fund that invests in a relatively smaller number of issuers is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be. Some of those issuers also may present substantial credit or other risks.

Real Estate Industry Concentration Risk

The Fund will concentrate (i.e., invest more than 25% of its assets) its investments in the real estate industry. As such, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.

Asset Allocation Risk

The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that the Adviser or the Subadviser may make less than optimal or poor asset allocation decisions. The Adviser and the Subadviser employ an active approach to allocation across multiple credit sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that the Adviser or the Subadviser will focus on an investment that performs poorly or underperforms other investments under various market conditions. You could lose money on your investment in the Fund as a result of these allocation decisions.

Debt Securities Risk

The value of debt securities may decline for a number of reasons that directly relate to the borrower, such as the borrower’s financial strength, management performance, financial leverage and reduced demand for the borrower’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the

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financial condition of a single issuer of debt securities may affect securities markets as a whole. These risks can apply to the Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.

Structured Investments Risk

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although it is difficult to predict whether the prices of indexes and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund.

Construction Loans Risk

If the Fund fails to fund its entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, without limitation: (1) a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; (2) a borrower claim against the Fund for failure to perform under the loan documents; (3) increased costs to the borrower that the borrower is unable to pay; (4) a bankruptcy filing by the borrower; and (5) abandonment by the borrower of the collateral for the loan. Additionally, the process of foreclosing on a property is time consuming, and the Fund may incur significant expense if it forecloses on a property securing a loan under these or other circumstances. The occurrence of any of the foregoing events could result in losses to the Fund, which could materially and adversely affect the Fund.

Residential Transitional Loans Risk

Holders of Residential Transitional Loans bear various risks, including credit, market, interest rate, extension, structural and legal risks. Typically, such loans may be prepaid at any time. Residential Transitional Loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity. The rate of defaults and losses on mortgage loans (such as Residential Transitional Loans) will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a mortgage loan is in default, foreclosure of such mortgage loan may be a lengthy and difficult process and may involve significant expenses. Furthermore, the market for defaulted mortgage loans or foreclosed properties may be very limited. The Fund’s investments in Residential Transitional Loans will expose it to the risk that the borrower of such loan may not be able to sell the property on attractive terms or at all once the property has been re-developed, which may materially and adversely affect the Fund. As these loans provide borrowers with short term capital typically in connection with the acquisition and re-development of a single family or multi family residence, with a view to the borrower selling the property, there is a risk that a borrower may not be able to sell the property on attractive terms or at all once the property has been re-developed. Moreover, the borrower may experience difficulty in completing the re-development of the property on schedule or at all, whether as a result of cost over runs, construction related delays or other issues, which may result in delays selling the property or an inability to sell the property at all. Since the borrower would typically use the proceeds of the sale of the property to repay the bridge loan, if any of the foregoing events were to occur, the borrower may be unable to repay its loan on a timely basis or at all, which may materially and adversely affect the Fund.

Land Banking Investments Risk

The Fund expects to make Land Banking investments either (i) through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a TRS of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations, or (ii) in the form of loans to developers that are secured by real property so that the developers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule.

The Fund may enter into “debt-like” (for non-tax purposes) Land Banking arrangements in which the Fund through a Land Banking Subsidiary will purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. The success of these kinds of Land Banking investments depends upon the ability to identify reputable and creditworthy homebuilders and to acquire attractive land parcels for development of projects at reasonable prices and with terms that meet the Advisers’ underwriting criteria. The Land Banking Subsidiaries’ ability to acquire land parcels for new

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projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited. Additionally, the Fund’s ability to begin new projects could be impacted if homebuilders decline to purchase land parcels or terminate option contracts in connection with existing Land Banking arrangements. Such an outcome results in the Fund holding the land parcels longer than intended and can be considered the functional equivalent of a “default” under traditional financing arrangements (i.e., in which the lender must take possession of financed property). While the Fund treats its investments in the Land Banking Subsidiaries through which it makes Land Banking investments as equity interests for tax and accounting purposes, the Fund (and the market generally) considers the underlying Land Banking transactions to be a form of development financing and to have debt-like characteristics (though again treated as equity for tax purposes). These investments in Land Banking Subsidiaries will be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Certain Land Banking investments by the Fund are also expected to be in the form of loans to developers so that the borrowers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule. The borrower will use proceeds from the loan from the Fund to purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. The Fund’s loan will be secured by such real property. The success of these kinds of Land Banking investments depends upon the ability to identify developers that have relationships with reputable and creditworthy homebuilders. The Fund’s ability to make loans to developers through this arrangement may be adversely affected by factors affecting developers and homebuilders, including changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited. Additionally, the Fund’s ability to obtain repayment on loans could be negatively affected if homebuilders decline to purchase land parcels from the developer or homebuilders terminate option contracts in connection with existing Land Banking arrangements. The Fund anticipates that developers will contribute substantially all of the capital required to operate the borrowers and that the Fund’s loans to the borrowers will also be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Recourse Financings Risk.

In certain cases, financings for the Fund’s real estate properties (such as in the Land Banking Subsidiaries) may be recourse to the Fund. Lenders customarily require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents, as well as a guarantee for unpaid interest and fees due. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. The Fund’s “bad boy” guarantees could apply to actions of the joint venture partners associated with the Fund’s investments.

While the Adviser expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to the Fund under such guarantees.

Mortgage Loan Risk

The Fund will invest in mortgage loans, which are subject to risks of delinquency, foreclosure, and risk of loss. In the event of a borrower’s default, the Fund’s profitability will suffer a material adverse effect to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan.

Mortgage-Related and Asset-Backed Instruments Risk

Mortgage-related and other asset-backed instruments represent interests in “pools” of mortgages or other assets held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making

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them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these instruments and potentially causing the Fund to lose money. The Fund’s investments in other asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed instruments may be largely dependent upon the cash flows generated by the assets backing the instruments, and asset-backed instruments may not have the benefit of any security interest in the related assets.

The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed instruments that are more highly rated.

CMBS Risk

CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.

RMBS Risk

RMBS investments are subject to the risks of defaults, foreclosure timeline extension, fraud, and home price depreciation and unfavorable modification of loan principal amount. In the event of defaults on the residential mortgage loans that underlie an RMBS and the exhaustion of any underlying or any additional credit support, the Fund may not realize an anticipated return on investments and may incur a loss on these investments. On certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty.

CRT Securities Risk

As an investor in a CRT security, the Fund may incur a principal loss if the performance of the actual or reference pool loans results in either an actual or calculated loss that exceeds the credit enhancement of the security owned by the Company. In addition, CRT securities, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. CRT securities are unguaranteed and unsecured debt securities issued by government agencies and therefore are not directly linked to or backed by the underlying mortgage loans. As a result, in the event that a government agency fails to pay principal or interest on its CRT securities or goes through a bankruptcy, insolvency or similar proceeding, holders of such CRT securities have no direct recourse to the underlying mortgage loans and will generally receive recovery on par with other unsecured note holders in such a scenario. The risks associated with an investment in CRT securities are different than the risks associated with an investment in mortgage-backed securities issued by Fannie Mae and Freddie Mac, or other government-sponsored enterprise, or issued by a private issuer, because some or all of the mortgage default or credit risk associated with the underlying mortgage loans is transferred to investors. As a result, investors in these securities could lose some or all of their investment in these securities if the underlying mortgage loans default.

Mezzanine Loans Risk

Mezzanine loans are loans made to property owners that are secured by pledges of the borrowers’ ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. The Fund will invest in mezzanine financing structured as debt subordinate to first mortgage liens and in mezzanine financing structured as preferred equity investments. Mezzanine financing structured as preferred equity investments provides substantively the same rights for the lender, but involves the lender holding actual equity interests with preferential rights over the common equity. Mezzanine loans are typically junior to the obligations of a company to senior creditors, trade creditors and employees and often represent the most junior debt security in an issuer’s capital structure. These types of investments involve a higher degree of risk than first mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. As a result, the Fund may not recover some or all of its investment.

Hybrid Investments Risk

Hybrid securities may include preferred stock and convertible securities.

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Preferred stock generally does not exhibit as great a potential for appreciation or depreciation as common stock, although it ranks above common stock in its claim on income for dividend payments. Unlike interest payments on debt securities, dividends on preferred stock are generally payable at the discretion of the issuer’s board of directors. Preferred shareholders may have certain rights if dividends are not paid but generally have no legal recourse against the issuer. Shareholders may suffer a loss of value if dividends are not paid. The market prices of preferred stocks are generally more sensitive to changes in the issuer’s creditworthiness than are the prices of debt securities. Preferred stock of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies. The Fund’s investments in preferred stock are treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain additional risks that are typically associated with debt. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. As the market price of an underlying common stock declines, the price of a convertible security tends to be influenced more by the yield of the convertible security. In addition, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. The Fund’s investments in convertible securities will be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction if they meet the description of “debt investments” provided above under “Investment Objective and Principal Strategies.”

New Construction and Real Estate Development Risk

The risks inherent in financing, purchasing, owning, selling, and developing land increase as the demand for new homes and rentals decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. The Fund’s investments are subject to risks inherent in residential and commercial real estate generally as well as risks inherent to new construction and development, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, the risk that costs of construction materials or construction labor may rise materially during the development, overbuilding and price competition, decreased availability of suitable land, and changing government regulations (including zoning, usage and tax laws). In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, the Fund may hold certain land, and may acquire or finance additional land, in its development pipeline at a cost that the Fund may not be able to fully recover or at a cost which precludes profitable development.

Property Construction Completion Risk

Cost overruns and non-completion of the construction or renovation of the properties underlying the instruments in which the Fund invests may materially adversely affect the Fund’s investment. The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and if applicable, subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on Fund’s investment.

Privately-Issued Mortgage-Related Securities Risk

There are no direct or indirect government or agency guarantees of payments in pools created by non-governmental issuers. Privately-issued mortgage-related securities are also not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.

Privately-issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

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Repurchase Offers Risk

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio instruments (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments, which may accelerate the realization of taxable income and cause the Fund to make taxable distributions to Common Shareholders earlier than the Fund otherwise would have. In addition, non-redeeming Common Shareholders may be treated as receiving a disproportionately large taxable distribution during or with respect to such year. If, as expected, the Fund employs investment leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. In addition, the repurchase of Common Shares by the Fund will be a taxable event to Common Shareholders, potentially even to those Common Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Certain U.S. Federal Income Tax Matters”.

Large Shareholder Risk

To the extent a large proportion of Common Shares are held by a small number of Common Shareholders, including affiliates of the Adviser and the Subadviser, the Fund is subject to the risk that these Shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers or that Common Shares held by such Common Shareholders will be subject to involuntary repurchases or mandatory redemptions in large amounts as described under “Involuntary Repurchases and Mandatory Redemptions,” including to allow the Fund to preserve its status as a REIT. Additionally, seed investors have received waivers from the Board to own in excess of ownership limits that, absent such a waiver, generally prohibit any person or entity from beneficially or constructively owning (i) Common Shares in excess of 9.8% in value or number of shares, whichever is more restrictive, of the outstanding Common Shares and (ii) shares of the Fund (including Common Shares and preferred shares) in excess of 9.8% in value of the outstanding shares of the Fund. The waivers received by the seed investors will expire automatically, with no further action by any person, on June 30, 2026, to the extent still in effect on that date, and each seed investor will be subject to the 9.8% ownership limits at that time. Because the seed investors currently own Common Shares in excess of the 9.8% ownership limits, the Fund expects to conduct a repurchase offer at a level above those to date prior to June 30, 2026, subject to Board approval and applicable law, to facilitate the reduction of each seed investor’s ownership of Common Shares below the 9.8% ownership limits (or a higher limit as may be permitted by the Fund under new ownership limit waivers provided to the seed investors -- in this regard, if a higher ownership limit for the seed investors is permitted, which should be anticipated, a correspondingly lower general ownership limit, i.e., below 9.8%, would be instituted for shareholders more generally). These transactions could adversely affect the Fund’s ability to conduct its investment program. They may make ordinary portfolio management and rebalancing decisions more complicated to implement, may result in the Fund’s current expenses being allocated over a smaller asset base, which generally results in an increase in the Fund’s expense ratio, and may accelerate the realization of taxable income based on current market conditions and cause the Fund to make taxable distributions to shareholders earlier than the Fund otherwise would have.

Management Risk

The Fund does not have internal management capacity or employees. The Fund depends on the diligence, skill and network of business contacts of the senior investment professionals of the Adviser and the Subadviser to achieve the Fund’s investment objective. The Fund expects that the Adviser, with the assistance of the Subadviser, will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the Management Agreement and Subadvisory Agreement, as applicable. The Fund can offer no assurance, however, that the senior investment professionals of the Adviser and/or Subadviser will continue to provide investment advice to the Fund. The loss of senior investment professionals of the Adviser and/or Subadviser and their affiliates would limit the Fund’s ability to achieve its investment objective and operate as the Fund anticipates. This could have a material adverse effect on the Fund’s financial condition, results of operations and cash flows.

Interest Rate Risk

General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities, and, accordingly, may have a material adverse effect on the Fund’s investment objective and rate of return on investment capital. A portion of the Fund’s income will depend upon the difference between the rate at which it borrows funds and the interest rate on the debt securities in which it invests. Because the Fund will borrow money to make investments and may issue debt securities, preferred stock or other securities, the Fund’s net investment income is dependent upon the difference between the rate at which the Fund borrows funds or pays interest or dividends on such debt securities, preferred stock or other securities and the rate at which the Fund invests these funds. Typically, the Fund

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anticipates that its interest earning investments will accrue and pay interest at both variable and fixed rates, and that its interest-bearing liabilities will accrue interest at variable and fixed rates.

During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates. A significant increase in market interest rates could harm the Fund’s ability to attract new borrowers (direct or indirect) and originate new loans and investments. As of the date of this prospectus, there have been significant recent rates increases in the United States to combat inflation in the U.S. economy, and additional rate increases are possible. In periods of rising interest rates, the Fund’s cost of funds would increase, resulting in a decrease in the Fund’s net investment income. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund’s capital that the decrease in interest rates may produce.

Credit Risk

The Fund’s investments will be subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Below Investment Grade Rating Risk

Most of the instruments in which the Fund invests will be rated below investment grade by rating agencies or, if unrated, are judged by the Subadviser to be of comparable quality. While generally providing greater income and opportunity for gain, below investment grade instruments or comparable unrated instruments may be subject to greater risks than instruments that have higher credit ratings, including a higher risk of default. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Subadviser’s credit analysis than would be the case when the Fund invests in rated securities. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.

Borrower Default Risk

The Fund’s investments will be subject to the risk that a borrower is unable to make its payments on a loan. Non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Loans and Assignments Risk

The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral.

Privacy and Data Security Laws

Many jurisdictions in which the Fund and its borrowers operate have laws and regulations relating to data privacy, cyber security and protection of personal information, including the General Data Protection Regulation (“GDPR”) in the European Union that went into effect in May 2018 and the California Consumer Privacy Act (“CCPA”) that took effect in January 2020 and provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines for data breaches or other CCPA violations. If the Fund or the Adviser and/or Subadviser fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.

Illiquidity Risk

To the extent consistent with applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund intends to invest in illiquid investments and may do so without limit. An illiquid investment is a security or other

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investment that cannot be sold or disposed of within seven days or less in current market conditions without the sale or disposition significantly changing the market value of the investment. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933 (the “1933 Act”). Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible.

Valuation Risk

When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees. See “Net Asset Value.” Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. As a result, investors who purchase Shares may receive more or fewer Shares and investors who tender their Shares may receive more or less cash proceeds than they otherwise would receive.

Leverage Risk

The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through loans or reverse repurchase agreements, including through one or more subsidiaries or SPVs. The Fund may also add leverage to its portfolio by utilizing other credit facilities. There can be no assurance that the Fund’s use of leverage will be successful during any period in which it is employed. Leverage is a speculative technique that exposes the Fund to greater risk and higher costs than if it were not implemented. The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions, margin facilities, and the issuance of preferred shares or notes. The Fund’s total leverage, either through borrowings, issuance of debt securities, or similar transactions, may not exceed 33⅓% of the Fund’s total assets. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities other than borrowings and outstanding preferred shares) immediately after such issuance, though no preferred share issuances are contemplated at this time.

Securitization Risk

The securitizations in which the Fund invests have a leveraging effect and may increase the volatility of the Fund’s investment and the risk of investing with the Fund. When the Fund invests in the equity of a third-party securitization, the value of the Fund’s investment is particularly vulnerable to adverse conditions in the credit markets or defaults within the collateral pool. Any reduction in the value of the collateral pool reduces the value of the Fund’s interests.

Derivatives Risk

The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk, interest rate risk, market risk, leverage risk, counterparty risk, credit risk, operational risk, legal risk, tax risk and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of improper valuation, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index. If the Fund invests in a derivative instrument, it could lose more than the principal amount invested and derivatives may increase the volatility of the Fund, especially in unusual or extreme market conditions. The Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out a position and changes in the value of a derivative may also create margin delivery or settlement payment obligations for the Fund. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by Common Shareholders. The Fund “counts” relevant derivative positions towards its 80% of Managed Assets investment restriction and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).

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Reverse Repurchase Agreements Risk

The use of reverse repurchase agreements involves many of the same risks involved in the use of leverage, because the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreements will decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund will decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, the Fund could be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements, the Fund’s NAV will decline, and, in some cases, the Fund could be worse off than if it had not used such instruments.

Confidential Information Access Risk

Principals of the Adviser, the Subadviser and their affiliates and certain of the Adviser’s and/or Subadviser’s investment professionals may have or establish relationships with companies in which the Fund invests, including serving as a director of, or in a similar capacity with, such companies. In connection with the foregoing activities, principals of the Adviser, the Subadviser and their affiliates and certain of the Adviser’s and/or Subadviser’s investment professionals may from time to time come into possession of confidential or material non-public information or be restricted from effecting transactions relating to certain issuers that would limit the ability of the Adviser and/or Subadviser to effect a transaction for the Fund (including the Fund’s ability to buy, sell or hold certain investments) and the Fund’s investments may be constrained as a consequence of the Adviser and/or Subadviser’s inability to use such information for advisory purposes or otherwise to effect transactions that otherwise may have been initiated on behalf of its clients, including the Fund.

Risk of Regulatory Changes

Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the U.S. Commodity Futures Trading Commission (“CFTC”), the SEC, the U.S. Internal Revenue Service (“IRS”), the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU Member States (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

Local Regulation Risk

Numerous U.S. federal and state statutory provisions, including the U.S. federal bankruptcy laws, the Servicemembers’ Civil Relief Act of 2003, as amended (the “Relief Act”), and state debtor relief laws, may adversely affect the ability of an issuer of RMBS or Residential Transitional Loans to collect the principal of or interest on the loans, and holders of the affected RMBS or Residential Transitional Loans may suffer a loss if the applicable laws result in these loans becoming uncollectible.

In addition to the U.S. federal laws described above, however, a number of legislative proposals have been introduced at the U.S. federal, state and municipal levels that may adversely affect the Fund, such as those that are designed to discourage predatory lending practices. Some states have enacted, or may enact, laws or regulations that prohibit inclusion of some provisions in mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and require that borrowers be given certain disclosures prior to the consummation of such mortgage loans. In some cases, state law may impose requirements and restrictions greater than those in the Homeownership Act. An originator’s failure to comply with these laws could subject the issuer of RMBS or Residential Transitional Loans to monetary penalties and could result in the borrowers rescinding the loans underlying such RMBS or Residential Transitional Loans. Lawsuits have been brought in various states making claims against assignees of high-cost loans for violations of state law. Named defendants in these cases include numerous participants within the secondary mortgage market, including some securitization trusts.

Geographic Investment Risk

To the extent the Fund invests a significant portion of its assets in any particular geography area, it is more likely to be impacted by events or conditions affecting that area. For example, political and economic conditions and changes in regulatory, tax, or economic policy in an area could significantly affect the market in that area and in surrounding or related areas and have a negative impact on the Fund’s performance. Because the Fund invests a significant portion of its

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assets in California, Oregon and Washington, the Fund is more susceptible to adverse economic, political or regulatory changes affecting properties in those states and may involve greater risk than funds that are more geographically diversified. For a discussion of factors pertaining to California, Oregon and Washington, please see the SAI under “Special Considerations Relating to Particular Geographic Areas.”

Secured Overnight Financing Rate (“SOFR”) Risk

SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from the London Inter-Bank Offered Rate (“LIBOR”), so there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR.

Tax Risks Related to the Fund’s REIT Status

The Fund intends to elect to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2025. As long as the Fund meets the requirements under the Code for qualification and taxation as a REIT each year, the Fund can deduct dividends paid to its shareholders when calculating it REIT taxable income. For the Fund to qualify as a REIT, it must meet detailed technical requirements, including income, asset and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, the Fund does not control the determination of all circumstances that affect the Fund’s ability to qualify as a REIT. New legislation, regulations promulgated by the U.S. Treasury Department (the “U.S. Treasury regulations”), administrative interpretations or court decisions might significantly change the U.S. federal income tax laws with respect to the Fund’s qualification as a REIT or the U.S. federal income tax consequences of such qualification. While the Fund intends to operate so that it qualifies as a REIT, the Fund cannot guarantee that it will qualify as a REIT in any given year because the rules governing REITs are highly complex, the Fund does not control all factual circumstances and legal determinations by courts or regulatory bodies that affect REIT qualification, and the Fund’s circumstances may change in the future. For any taxable year that the Fund fails to qualify as a REIT, the Fund would be subject to U.S. federal income tax at the regular corporate rate and would not be entitled to deduct dividends paid to its shareholders from its taxable income.

Tax Risks of Investing in the Fund

Even though the Fund intends to qualify to be taxed as a REIT for U.S. federal income tax purposes, the Fund may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, on “prohibited transactions,” on income from investments made through a TRS (which is subject to tax at the at the regular corporate rate at the level of the TRS), on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. Please see below under “Risks Related to the Fund’s REIT Qualification and Certain Other U.S. Federal Income Tax Items” and the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Taxation of REITs in General.”

Potential Conflicts of Interest Risk—Allocation of Investment Opportunities

The Adviser, the Subadviser and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. For example, each of the Adviser and/or the Subadviser serves as investment adviser to one or more private funds, registered closed-end funds and/or collateralized loan obligations (CLOs). In addition, the Fund’s officers may serve in similar capacities for one or more private funds, registered closed-end funds and/or CLOs. To the extent the Adviser, Subadviser and/or their affiliates determine that an investment is appropriate for the Fund and for one or more other funds, the Adviser, the Subadviser and/or their affiliates, as applicable, allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates, (b) the requirements of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (c) the Adviser and/or Subadviser’s internal conflict of interest and allocation policies. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.

The Adviser has established policies to ensure that the Fund will generally share equitably with other funds managed by the Adviser, the Subadviser and/or their affiliates, in investment opportunities that are suitable for the Fund and such other investment funds.

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The Subadviser has established allocation policies to ensure that the Fund will generally share equitably with other credit investment funds managed by the Subadviser or its affiliates within the alternative credit platform in credit investment opportunities that are suitable for the Fund and those other investment funds.

The 1940 Act imposes significant limits on co-investment with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. In situations where co-investment with other entities sponsored or managed by the Adviser, the Subadviser or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Subadviser will need to decide whether the Fund or such other entity or entities will proceed with the investment. The Subadviser will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the amount of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.

Conflicts of Interest Relating to Affiliates

The Advisers’ affiliation with Genstar Capital and FEAC, a wholly owned subsidiary of the Adviser, requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or the companies in which the Fund invests. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker dealers associated with Genstar Capital, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from FEAC, Genstar Capital or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by FEAC, Genstar Capital or their associated funds, accounts or portfolio companies. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity.

Investments in portfolio companies associated with Genstar Capital may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company (a portfolio company generally referring to a company owned by private equity funds managed by Genstar Capital), conflicts of interest may arise from the presence of Genstar Capital representatives on the company board or the payment of compensation by the company to Genstar Capital or an affiliate. Moreover, the Advisers could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Advisers have a direct or indirect financial interest in its success. There also may be instances where Genstar Capital could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Genstar Capital. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Genstar Capital may have or transactions or investments Genstar Capital and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.

Distribution Risk

The Fund intends to make regular monthly distributions of all of its net investment income to shareholders. In addition, the Fund intends to distribute any net capital gains to shareholders no less frequently than annually. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. In addition, the Fund will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law. As a result, the Fund intends to make timely distributions sufficient for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes and avoid being subject to U.S. federal income and excise tax.

The Fund’s distributions over time may be affected by numerous factors, including but not limited to changes in its current distribution policy, changes in realized market returns, fluctuations in market interest rates, Fund performance, expense support from the Adviser, and other factors. The Fund cannot assure you that it will achieve investment results that will allow the Fund to make a specified level of cash distributions or periodically increase its distribution rate. The Fund’s distribution policy may be changed at any time by the Board.

Subject to the possibility of return of capital distributions and other adjustments or relevant factors (including the expense support currently being paid by the Adviser), the monthly distributions that Common Shareholders are expected to receive

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from the Fund will be derived from net income and gain after payment of Fund expenses. The Fund’s cash available for distribution may vary widely over the short and long term.

Cyber Security Risk

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the disaster recovery systems of the Fund, Adviser and Subadviser, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund, the Adviser and/or the Subadviser’s computer-based data processing, transmission, storage, and retrieval systems or destroy data. If the Adviser and/or the Subadviser were unavailable in the event of a disaster, the Fund’s ability to effectively conduct its business could be severely compromised.

Anti-Takeover and Other Provisions in the Declaration of Trust

The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for re-election on a regular basis, although they may stand for re-election in connection with the election of another Trustee. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders. However, these anti-takeover provisions may also inhibit certain changes of control that could benefit shareholders, such as by leading to improvements in Fund operations, by leading to increased returns of capital to shareholders or through other means.

U.S. Government Obligations Risk

Certain securities in which the Fund may invest, including securities issued by certain U.S. government agencies and U.S. government-sponsored enterprises, are not guaranteed by the U.S. government or supported by the full faith and credit of the United States.

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Summary of Fund Expenses

The following table illustrates the aggregate fees and expenses (based on average net assets) that Shareholders can expect to bear directly or indirectly. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Class A-1 Shares	Class A-2 Shares	Class A-3 Shares	Class A-4 Shares	Class I Shares	Class W Shares
Shareholder Transaction Expenses:
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)(1)	None	2.50%	None	2.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)(2)	None	1.50%	None	1.50%	None	None
Repurchase Fee(3)	None	None	None	None	None	None
Annual Fund Operating Expenses (as a percentage of average net assets attributable to our Common Shares(4)):
Management Fee(5)	1.47%	1.47%	1.47%	1.47%	1.47%	1.47%
Distribution and/or Service (12b-1) Fees	0.50%	0.75%	0.75%	0.50%	None	None
Interest Payments on Borrowed Funds(6)	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%
Other Expenses	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%
Other Expenses - General(7)	2.61%	2.61%	2.61%	2.61%	2.61%	2.61%
Other Expenses - Tax Expense(8)	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	5.54%	5.79%	5.79%	5.54%	5.04%	5.04%
Fee Waiver and/or Expense Reimbursement(9)	(3.83)%	(3.83)%	(3.83)%	(3.83)%	(3.83)%	(3.83)%
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.71%	1.96%	1.96%	1.71%	1.21%	1.21%

(1)	The Fund continuously offers its Common Shares through FEF Distributors, LLC (the “Distributor”), as principal underwriter, on a best efforts basis. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares will be sold on a continuous basis at the Fund’s then current NAV per Share. While neither the Fund nor the Distributor impose a sales commission on Class A-1 Shares, Class A-3 Shares, Class I Shares or Class W Shares, if you buy any class of shares (including, Class A-1 Shares, Class A-3 Shares, Class I Shares or Class W Shares) through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

(2)	Investors that purchase $250,000 or more of the Fund’s Class A-2 Shares and/or Class A-4 Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A-2 Shares or Class A-4 Shares will be subject to an early withdrawal charge of 1.50% if the shares are repurchased during the first 12 months after their purchase. See “Early Withdrawal Charges—Class A-2 Shares and Class A-4 Shares”.

(3)	The Fund does not currently charge a repurchase fee. However, in the future the Fund may charge a repurchase fee of up to 2.00%.

(4)

The expense table above is based on estimated average net assets of approximately $57,000,000 which reflects the Fund’s average net assets for the first quarter 2026 (higher than the Fund’s actual net assets at fiscal year-end December 31, 2025 of approximately $52,000,000). Total Annual Operating Expenses shown will not correlate to the Fund’s ratio of expenses to average net assets appearing in the Financial Highlights table, which does not include AFFE and is based on the Fund’s actual results rather than estimates.

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(5)	The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets, which includes assets purchased with borrowed money including, for this purpose, amounts attributable to the Fund’s use of reverse repurchase agreement financing. The table above assumes that the Fund borrows money for investment purposes at an average amount of 14.78% of its Managed Assets. The Management Fee in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).

(6)	Interest Payments on Borrowed Funds are estimated based on average borrowings of 14.78% of the Fund’s average Managed Assets and the Fund bears expenses relating to such borrowings at an annual effective interest rate of 5.28% (plus applicable fees the Fund incurs in connection with its credit facility).

(7)	Other Expenses - General include, but are not limited to, accounting, legal and auditing fees of the Fund, fees for research services, acquired fund fees and expenses, as well as fees payable to the Independent Trustees. Other Expenses - General are based on estimated amounts for the following twelve months.

(8)	Other Expenses - Tax Expense includes income taxes payable by the Fund’s TRSs. The Fund’s tax expense is based on estimated amounts for the following twelve months and may differ from the estimated amount above. Please note that the tax expense estimates both federal and potential state & local tax rates.

(9)	The Adviser has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of the Class A-1, Class A-2, Class A-3, Class A-4, Class I and Class W shareholders are limited to 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25%, respectively, of average net assets. This undertaking lasts until April 30, 2027 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed to repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25% of the class’s average net assets, respectively, or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the date on which the Fund incurred the fee and/or expense and is limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in the Common Shares. The example also assumes the average annual return is 5% and operating expenses remain the same (except that the fee waiver is taken into account only for the one-year expense example).(1)

	1 Year	3 Years	5 Years	10 Years
Class A-1 Shares	$17	$131	$244	$520
Class A-2 Shares	$44	$160	$273	$550
Class A-3 Shares	$20	$138	$255	$538
Class A-4 Shares	$42	$153	$263	$532
Class I Shares	$12	$117	$221	$482
Class W Shares	$12	$117	$221	$482

(1)	The example above should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown and that all dividends and distributions are reinvested at NAV. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. Class A-1 Shares, Class A-3 Shares, Class I Shares and Class W Shares are offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund and such fees are not reflected in the example.
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Financial Highlights

The Financial Highlights table is intended to help you understand the financial performance of the Fund for the period March 31, 2025 (inception date) to December 31, 2025. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends and distributions).

The Financial Highlights tables were audited by the Fund’s independent accountants, PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204. The report of PricewaterhouseCoopers LLP (for the period March 31, 2025 (inception date) to December 31, 2025), together with the Fund’s financial statements, are contained in the Fund’s annual report and are incorporated by reference in the Statement of Additional Information.

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The Fund’s annual report, semi-annual report and the Statement of Additional Information are available upon request.

	Per share operating performance*
Class I	For the Period 3/31/25^ - 12/31/25**
Investment Operations
Net asset value, beginning of period	$25.00
Net investment income	1.58
Net realized and unrealized gains on investments and unfunded commitments†	0.03
Total investment operations	1.61
Less Dividends and Distributions
From net investment income	(1.31)
From capital gains	—
Total distributions	(1.31)
Net asset value, end of period	$25.30
Total return	6.56	%(a)
Net assets, end of period (thousands)	$50,314
Ratios to Average Net Assets
Operating expenses excluding earnings credits and/or fee waivers	6.01	%(b)
Operating expenses including earnings credits and/or fee waivers	0.43	%(b)(c)
Net investment income excluding earnings credits and/or fee waivers	2.70	%(b)
Net investment income including earnings credits and/or fee waivers	8.28	%(b)
Supplemental Data
Portfolio turnover rate	17.67	%(a)

^	Inception date.
*	Per share amounts have been calculated using the average shares method.
**	Financial statements are shown on a consolidated basis and include the balances of the First Eagle Real Estate Debt Fund SPV, First Eagle Real Estate Debt Security TRS, LLC and First Eagle Real Estate Debt Cayman Fund, Ltd.
†	The amount shown for shares outstanding throughout the period does not accord with the aggregate gain/loss on that period because of the timing of sales and purchase of the Fund’s shares in relation to fluctuating market value of the investments in the Fund.
(a)	Not Annualized.
(b)	Annualized, except for fixed costs.
(c)	Interest expense and fees relate to the reverse repurchase transactions (See Note 2(d)) representing 0.18% for the period March 31, 2025 to December 31, 2025. Without the interest expense and fees, the operating expenses including earnings credits and/or fee waivers would have been 0.25%, for the period March 31, 2025 to December 31, 2025.
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As of the date of this Prospectus, the Fund has no outstanding senior securities.

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The Fund

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund continuously offers its Common Shares and is operated as an Interval Fund. At present, its Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares are available for purchase. The Fund may offer additional classes of shares in the future. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Delaware statutory trust on December 22, 2023, pursuant to a Declaration of Trust governed by the laws of the State of Delaware as amended and restated by the Third Amended and Restated Declaration of Trust, dated as of December 6, 2024 (the “Declaration of Trust”). The Fund’s principal office is located at 1345 Avenue of the Americas, New York, New York 10105.

Use of Proceeds

The Fund will invest the net proceeds of the continuous offering of Common Shares on an ongoing basis in accordance with its investment objective, strategies and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective, strategies and policies within three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund, the availability of investments consistent with the Fund’s investment objective, strategies and policies, and overall market conditions. Under adverse market conditions, it may take the Fund up to six months to invest the net proceeds according to its investment objective, strategies and policies. Delays in fully investing the Fund’s assets may occur for example, because of the time required to complete certain transactions and the Advisers’ ability to find suitable investments. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies. Proceeds also may be applied to fund operating expenses and other ongoing obligations of the Fund.

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The Fund’s Investment Objective and Strategies

Investment Objective

The Fund seeks to provide attractive risk-adjusted returns and current income. The Fund seeks to achieve its investment objective by investing, under normal market conditions, a majority of its Managed Assets (as defined in this prospectus) in a portfolio of residential and residential-related real estate-related investments. There can be no assurance that the Fund will achieve its investment objective.

Principal Investment Strategies

The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in this prospectus) in a portfolio of public and private real estate-related debt investments. These investments will include:

1)	Short-term mortgage loans of typically 12 to 36 months to real-estate builders and other investors to purchase, renovate and resell or rent residential single or multi-family properties (“Residential Transitional Loans”) through one or more special purpose vehicles (“SPVs”), each a wholly-owned subsidiary of the Fund;
2)	Homebuilder development financing (“Land Banking”) either (i) used to acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a “taxable REIT subsidiary” (“TRS”) of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations (each such joint venture, a “Land Banking Subsidiary”), or (ii) or in the form of loans to developers that are secured by real property so that the developers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule;
3)	Mezzanine financing structured as subordinated debt backed by single or multi-family properties or loans (“Residential Mezzanine Loans”); and
4)	Agency and non-agency residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and credit risk transfer (“CRT”) securities issued by US Federal National Mortgage Association (“Fannie Mae”) and US Federal Home Loan Mortgage Corporation (“Freddie Mac”).

In addition to RMBS (agency RMBS are issued or guaranteed by a U.S. government agency or federally chartered corporation, while non-agency RMBS are issued by private entities), CMBS, and CRT securities, the Fund may invest in other kinds of public debt securities and securitizations, including but not limited to, other asset-based securities and mortgage insurance bonds (“Public Structured Credit”). The Fund may also acquire equity interests in third-party securitizations. Certain of the Fund’s investments in securitizations, such as its investments in other asset-backed securities, may not be treated as qualifying for purposes of the Fund’s 80% of Managed Assets investment restriction if they do not meet the “real estate-related investments” qualifications for businesses and issuers described below.

For purposes of the Fund’s investment restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt investments, “debt investments” include, among other things, Residential Transitional Loans, Residential Mezzanine Loans, RMBS, CMBS, other real estate-related asset-backed securities (i.e., those asset-backed securities whose issuer meets the assets and revenue qualifications described below or are classified by an independent classification system as engaged in the real estate industry) and real estate-related debt-like investments such as Land Banking investments and other investments that have a stated or implicit rate and amounts due on a fixed payment schedule and generally over a fixed term.

In connection with the Fund’s investments in Residential Transitional Loans, the Fund may commit to reimburse borrowers for costs incurred in upgrading properties purchased pursuant to these loans. Please see “Unfunded Lending Commitments” below for additional information.

In seeking to invest a majority of its assets in a portfolio of residential and residential-related real estate-related investments, the Fund considers any debt investments in or secured by properties and/or permitted and entitled land that have a primary intended use of residential living to be categorized as “residential and residential-related,” including, without limitation: multi-family properties (generally expected to be properties with five or more dwelling units that are part

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of a single complex) offered for residential rental use; single-family properties, including single-family rentals; and other types of residential rental assets, such as student housing properties and manufactured housing.

The Fund will also target businesses in industries that are related to these types of properties and assets, such as businesses that are involved with the production of such properties and assets or products or services supporting such properties and assets. These industries may include basic materials, energy, and utilities as well as related suppliers and similarly connected businesses. The Fund’s investments in such industries will generally not be treated as qualifying for purposes of the Fund’s 80% of Managed Assets investment restriction nor “count” towards the Fund’s strategy of seeking to invest a majority of its assets in a portfolio of residential and residential-related real estate-related investments.

The Fund expects to make certain Land Banking investments through Land Banking Subsidiaries. In addition, at times, the Fund will invest in real estate indirectly through investments in mortgages or in real estate-related businesses. These businesses include developers and construction businesses and other market participants that improve real estate, typically residential real estate, and through use cases such as land-development for the purpose of creation of lots for building homes, home improvements involving energy-efficiency upgrades on individual residential properties, and equipment loans on solar panels, HVAC systems or window-installations.

For the investments in these businesses to be treated as qualifying “real estate-related investments” for purposes of the Fund’s 80% of Managed Assets investment restriction, a business must either hold 50% or more of its assets in real estate (or applicable real estate-related assets such as solar panels, HVAC systems, or windows to be installed on residential properties or loans to a property owner or developer for such equipment), derive at least 50% of its revenue from real estate (or the applicable real estate-related business), or be classified as a real estate company or an issuer engaged in the real estate industry according to an independent classification system, such as Standard Industrial Classification Codes or Global Industry Classification Standard, which are each methods for assigning a company to a specific economic sector and industry group that best defines its business operations. These same considerations will be applied to the issuers of securitizations, such as asset-backed loans or securities or pools of such loans or securities, when considering qualification of such investments for purposes of the Fund’s 80% of Managed Assets investment restriction. For example, if 50% of the loans in a securitization would qualify as real estate-related loans if held by the Fund, then the Fund will treat 50% of its investment in the securitization as so qualified. For the avoidance of doubt, any investments by the Fund in businesses that derive at least 50% of its revenue from the production of, or other business related to, solar panels, HVAC systems and windows will not count towards the Fund’s 80% of Managed Assets investment restriction.

The Fund generally intends that any property, the sale or disposition of which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. For example, any sale of real property to homebuilders in connection with Land Banking through Land Banking Subsidiaries, which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. Additionally, the Fund generally intends to make any investments that are expected to generate non-qualifying income for purposes of the annual 95% REIT income test, which may include certain hedging transactions, through one or more TRSs. However, the Fund may own a limited percentage of such non-qualifying investments for purposes of the annual 95% REIT income test outside a TRS to the extent such investments will not jeopardize the Fund’s ability to satisfy the REIT qualification requirements. If a TRS is organized in the United States, the TRS will be subject to corporate income tax on its earnings, which may reduce the cash flow generated by the Fund in the aggregate and the Fund’s distributions to its shareholders. Any TRS organized for investments in Land Banking is expected to be organized in the United States. For the Fund to qualify as a REIT, the aggregate value of all securities of the TRSs owned by the Fund may not exceed 25% (20% for tax years prior to 2026) of the value of the Fund’s total assets at the close of each calendar quarter. For a description of REIT qualification requirements, please see the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Gross Income Tests” and “— Asset Tests”.

The TRSs and subsidiaries (as defined below) of the Fund will not be registered under the 1940 Act. However, the TRSs and subsidiaries of the Fund will comply with provisions of the 1940 Act related to affiliated transactions and custody of assets (Section 17) or exemptive relief therefrom. Custody of certain subsidiary assets will be maintained with U.S. Bank National Association rather than with JPMorgan Chase Bank N.A., which is otherwise the custodian of the Fund’s assets. In addition, the Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the TRSs and subsidiaries of the Fund. The Adviser and the Board, as relevant, will also comply with the provisions of Section 15 of the 1940 Act with respect to a TRS’s or other subsidiary’s

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investment advisory contract. A “subsidiary” is any entity (regardless of whether or not the Fund set up the entity) primarily controlled by the Fund, and that primarily engages in investment activities in securities or other assets. “Primarily controlled” as used herein means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person. Other than entities wholly owned or majority owned by the Fund, the Fund does not currently intend to create or acquire primary control of a subsidiary as defined in this paragraph.

The Fund anticipates that it will contribute substantially all of the capital required to operate the Land Banking Subsidiaries. Notwithstanding that significant capital contribution, the Fund also anticipates that it will agree under the joint venture terms that the subsidiary’s operating decisions will be made jointly (by mutual agreement) with the Fund’s operating partner. Given the possibility that on these facts the Fund may be deemed to have primary control of this kind of joint venture (notwithstanding that the mutual agreement terms also may suggest co-equal control with the partner), the Fund has undertaken to the SEC staff that it will cause the Fund to comply with the above listed requirements of the 1940 Act in the same manner as for the Fund’s subsidiaries. However, the Land Banking Subsidiaries will be treated differently from the TRSs and other subsidiaries as an accounting and financial reporting matter because they are not consolidated with the Fund’s accounts for financial reporting purposes.

To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund may invest without limit in illiquid investments. Most of the instruments in which the Fund invests will be rated below investment grade by rating agencies or, if unrated, are judged by the Subadviser (defined below) to be of comparable quality. Instruments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in below investment grade instruments, an investment in the Fund should be considered speculative. Many of the instruments will have no credit rating at all. For a discussion of the risks associated with investing in below investment grade instruments, please see “Below Investment Grade Rating Risk”.

The Fund may also invest in other REITs, U.S. government bonds, equity, equity-related securities and various other similar investments, including hybrid investments (such as preferred equities and convertible securities), exchange traded funds, equity options, equity index options, single name credit default swaps (“CDS”), CDS indices, CDS index options, CDS index tranches, equity index futures and obligations of the U.S. government. These investments will be treated as qualifying real-estate related debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction if they meet both the description of “debt investments” and “real estate-related investments” provided above.” The Fund “counts” relevant derivative positions towards its 80% of Managed Assets investment restriction and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).

Independent Credit Analysis, Active Approach to Monitoring and Investing, Managed by an Experienced Team

The Subadviser will employ an active investment strategy utilizing its long-standing and comprehensive investment process. The Subadviser constructs and manages a portfolio of credit assets, investing where it sees opportunities and reducing exposure to areas where it sees less value or heightened downside risks. The Subadviser makes investment decisions based on its assessment of a range of factors depending on the specific underlying investment, including an issuer’s credit characteristics, industry and sector outlooks, loan and property characteristics, market and demographic factors, borrower credit profiles and forecasts for the global economy, interest rates, and markets in general. This approach is intended to achieve attractive risk-adjusted returns through dynamic reallocation among private and public credit investments through multiple market cycles.

The Subadviser uses a time-tested investment process leveraging the collective experience of a long-standing senior investment team across multiple credit cycles. The Subadviser will utilize its independent credit analysis to seek to minimize credit risk and to identify issuers, industries and sectors that its believes are undervalued or offer potentially attractive yields relative to the Subadviser’s assessment of their creditworthiness. The approach is a collaborative, consistent approach leveraging multiple perspectives. Team management of the Fund is paramount. The process benefits from a long-standing senior investment team with deep experience and a long-standing track record investing in

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alternative credit, with the members of this team averaging over 20 years of investment experience over multiple credit cycles, and consistency of credit analysts, portfolio managers, and traders.

Access to Napier Park Alternative Credit Deal Flow

The Fund intends to benefit from the scale, infrastructure, and demonstrated investment expertise of the Napier Park Credit platform. This includes a proprietary deal pipeline and access to broad opportunities in the public, private, new-issue, and secondary credit markets. The Fund will seek out the most attractive investment ideas sourced through the platform’s multi-billion-dollar credit platform to achieve its investment objective. As such, the portfolio management team will have the flexibility to invest where it sees opportunities in a variety of credit instruments with varying yield and risk profiles in order to achieve its investment objective.

Differentiated Investment Opportunity to the Retail Investor Base

Retail-oriented investment products frequently do not offer access to residential credit products such as Residential Transitional Loans, Land Banking, Residential Mezzanine Loans and certain public debt securities backed by residential real estate or residential real estate-related assets. In many cases, investment products offering these exposures typically have higher investment minimums and are traditionally offered exclusively to institutional investors, therefore the Fund offers a differentiated investment opportunity to retail investors.

Subadviser’s Investment Process

The Fund seeks to generate attractive risk-adjusted returns by investing in cash-flow generating, short-duration assets across real estate lending markets. The members of the Subadviser’s Mortgage and Consumer Strategies team, including at the Subadviser’s predecessor firm, have over 20 years average experience, combining detailed underwriting and structuring expertise, dynamic asset sourcing capabilities and deep analytical skills using sophisticated proprietary systems.

Napier Park’s investment process can be summarized in three main categories: 1) Fundamental Credit Underwriting; 2) Active Portfolio Management; and 3) Advantaged Sourcing:

1.	Fundamental Credit Underwriting: Thorough bottom-up scrutiny of individual credits using proprietary modelling and analysis.

2.	Active Portfolio Management: Portfolio optimization across private and public exposures, as well as across a range of asset classes to create alpha.

3.	Advantaged Sourcing: Cultivated strategic relationships with originators to access a wider scope of diversified opportunities. $3.8bn+ of private credit has been sourced through strategic relationships.

Please see “Investment Objective, Policies and Risks” in the Statement of Additional Information for additional information regarding the investments of the Fund and their related risks.

Leverage

The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through loans or reverse repurchase agreements, including through one or more subsidiaries or SPVs. The Fund may also add leverage to its portfolio by utilizing other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. In addition, the Fund may enter into reverse repurchase agreements, as derivative transactions, to add leverage to its portfolio. Although no preferred share issuances are contemplated at this time, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Trustees may authorize the issuance of preferred shares without the approval of the Common Shareholders; however, the Fund is not authorized to issue preferred shares as of the date of this prospectus. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or

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eliminate entirely, its use of leverage over time and from time to time based on the Subadviser’s assessment of interest rate trends, market conditions and other factors.

The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common Shareholders than if the Fund were not so leveraged. The 1940 Act generally prohibits the Fund from engaging in many forms of leverage (including the use of bank loans, commercial paper or other credit facilities and loans of portfolio securities, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (as used in this prospectus, “total assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total assets). In addition, the Fund may use investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing 33⅓% limitation if effected in compliance with applicable SEC rules and guidance. In addition, the Fund is not permitted by the 1940 Act to declare any cash dividend or other distribution on Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities other than borrowings and outstanding preferred shares) immediately after such issuance, though no preferred share issuances are contemplated at this time.

Initially the Fund expects its primary source of financing will be through reverse repurchase agreements in which assets of the Fund are sold, subject to an obligation to repurchase those assets on agreed terms. These will be treated as Derivative Transactions under Rule 18f-4.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets less all liabilities other than borrowings and outstanding preferred shares). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings and outstanding preferred shares satisfies the above-referenced 200% coverage requirement. If the Fund uses a combination of borrowing (including notes and other securities representing indebtedness) and issuing preferred shares, the maximum asset coverage required would be between 300% and 200% depending on the relative amounts of borrowings and preferred shares. Although no preferred share issuances are contemplated at this time, the Fund may issue preferred shares in an aggregate amount of up to 50% of its total assets.

Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the NAV of the Common Shares and the yield to Common Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the NAV of the Common Shares. In addition, because the fees received by the Adviser and Subadviser are based on the average daily value of the Fund’s Managed Assets (including any assets attributable to borrowings for investment purposes or the Fund’s use of reverse repurchase agreement financing and any preferred shares that may be outstanding, if issued), the Adviser and the Subadviser have a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings, reverse repurchase agreements and preferred shares), which may create a conflict of interest between the Adviser and the Subadviser, on the one hand, and the Common Shareholders, on the other hand.

Certain types of borrowings, including credit facilities, may result in the Fund effectively being subject to covenants relating to asset coverage, portfolio composition and operational requirements. Among other things, these covenants can give the lender the right to take certain actions upon changes in the portfolio outside agreed limits, the termination of the Investment Advisory Agreement or the Investment Subadvisory Agreement, or the loss of certain key personnel. Failure

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to meet covenant requirements, and related actions taken by a lender, could have a material adverse effect on the Fund’s business and financial condition. Covenants can also limit the ability to distribute assets or income from a Fund subsidiary back to the Fund. The borrowings which the Fund may incur may be secured by a lien on all or a portion of the Fund’s and/or a subsidiary’s assets.

The Fund is permitted to negotiate with banks or other financial institutions to arrange one or more credit facilities pursuant to which the Fund would be entitled to borrow an amount of up to 33⅓% of the Fund’s total assets. See “Effects of Leverage.”

Rule 18f-4, among other things, requires the Fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on Fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is administered by a “derivatives risk manager,” who is appointed by the Board, including a majority of Independent Trustees, and periodically reviews the DRMP and reports to the Board. Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” (as defined in Rule 18f-4) is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”). As of the date of this prospectus, the Fund does not rely on the Limited Derivatives User Exception.

The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. If the Fund borrows money to finance share repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

Unfunded Lending Commitments

In connection with the Fund’s investments in Residential Transitional Loans, the Fund may commit to reimburse borrowers for costs incurred in upgrading properties purchased pursuant to these loans. Typically, these commitments arise when a borrower (generally a developer of property) acquires an existing home to upgrade its interior condition. The Fund would fund a portion of the acquisition cost of this home. As the borrower continues to make upgrades per an agreed upon budget and time frame, they would incur costs. Periodically, they would submit a request to be reimbursed for these costs. The Fund would obtain inspection reports that provide verbal and photographic description of these upgrades along with receipts as appropriate. Upon satisfactory evaluation of this material, the borrower would be reimbursed after these upgrades have been made. Such loans made by the Fund may represent advance commitments to extend credit as and when requested by the borrower. These commitments typically are subject to various contingencies and conditions, but nonetheless generally require that the Fund lend monies on short notice. Similar considerations apply in respect of the development agreements to be entered into in respect of the Land Banking Subsidiaries; under those agreements, the joint ventures entered into by the Land Banking Subsidiaries are obligated to fund agreed development costs associated with property held by the joint venture. Transactions of this nature expose the Fund to the risk that funding a loan or development project may be required at a time when it is no longer as desirable from a credit or investment perspective as when the original commitment was made. The Fund also must manage its available cash, cash equivalents and borrowings so as to have cash on hand to fund the transaction when required. Rule 18f-4 under the 1940 Act requires that the Fund reasonably believe, at the time it enters into an unfunded commitment agreement, that it will have sufficient cash and cash equivalents to meet its obligations on these commitments when due. The Fund will consider its overall circumstances when evaluating sufficiency of its cash and cash equivalents for this purpose. For example, the Fund will consider any conditions on its commitments, its reasonable expectations as to when each commitment will be due, other obligations of the Fund (such as the obligation to hold liquid assets during periods when the Fund has offered to repurchase its shares), and the Fund’s ability to borrow.

Effects of Leverage

The estimated average borrowings represented approximately 14.78% of the Fund’s average Managed Assets and the Fund bears expenses relating to such borrowings at an estimated annual effective interest rate of 5.28%. The annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such borrowings would be approximately 0.78%. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is designed to illustrate the effect of leverage on Common Share total return, assuming hypothetical investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not

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necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks—Leverage Risk.” Actual returns may be greater or less than those reflected in the table.

The table further reflects the issuance of leverage (in connection with the Fund’s credit facility and reverse repurchase agreements) representing 14.78% of the Fund’s Managed Assets (including assets attributable to such leverage) and a projected annual rate of interest on the borrowings of 5.28%.

Assumed Portfolio Total Return (Net of Expenses Not Related to Borrowings)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	(12.65)%	(6.78)%	(0.92)%	4.95%	10.82%

“Common Share Total Return” is composed of two elements: (i) the Common Share dividends and distributions paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying expenses on any forms of leverage outstanding) and (ii) gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the interest it receives on its investments is entirely offset by losses in the value of those investments.

If the Fund uses leverage, the amount of fees paid to the Adviser and the Subadviser for its services will be higher than if the Fund does not use leverage because the fees paid are calculated based on the average daily value of the Fund’s Managed Assets, which includes assets purchased with leverage. Therefore, the Adviser and the Subadviser have a financial incentive to use leverage, which creates a conflict of interest between the Adviser and the Subadviser on the one hand, and Common Shareholders on the other, as only the Common Shareholders would bear the fees and expenses incurred through the Fund’s use of leverage. See “Risks—Leverage Risk.” The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including among other things, the Advisers’ assessment of the interest rate trends, market conditions and other factors.

Principal Risks of the Fund

Investing in the Fund’s Common Shares involves a number of significant risks. Before you invest in the Fund’s Common Shares, you should be aware of various risks, including those described below. The risks set out below are not the only risks the Fund will face. Additional risks and uncertainties not presently known to the Fund or not presently deemed material by the Fund may also impair the Fund’s operations and performance. If any of the following events occur, the Fund’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, the Fund’s NAV could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in the Fund as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to the Fund.

Limited Operating History

The Fund is a non-diversified closed-end investment company. The Fund has a limited history of operations and is subject to all of the business risks and uncertainties associated with any new business. As a result, prospective investors have a limited track record or history on which to base their investment decisions. The Fund is designed for long-term investors and not as a trading vehicle.

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop. Shareholders of the Fund are not able to have their Common Shares redeemed or otherwise sell their Common Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an Interval Fund and conducts periodic repurchase offers for a portion of its outstanding Common Shares, subject to certain conditions as described herein. Investors should consider Common Shares of the Fund to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. See “Principal Risks of the Fund—Repurchase Offers Risk.”

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Investment Risk

An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Common Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, federal tax rates, counterparty risk, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. The Fund anticipates using leverage, which would magnify the Fund’s investment, market and certain other risks. See “Risk Factors—Leverage Risk.” During periods of limited liquidity and higher price volatility, the Fund’s ability to dispose of investments at a price and time that the Adviser and/or Subadviser deems advantageous may be impaired. Lower-quality debt instruments involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt instruments often fluctuates in response to company, political, or economic developments and can decline significantly over short periods of time or during periods of general or regional economic difficulty. Lower-quality debt instruments can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price. The default rate for lower-quality debt instruments is likely to be higher during economic recessions or periods of high interest rates. In addition, the Adviser’s and the Subadviser’s responses to these market movements may not be successful. The Common Shares at any point in time may be worth less than the original cost, even after taking into account any reinvestment of dividends and distributions.

Market Risk

The Fund is subject to market risk. Market risk includes unexpected directional price movements, deviations from historical pricing relationships, changes in the regulatory environment, changes in market volatility, panicked or forced selling of assets and contraction of available credit or other financing sources. The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. Although globally and among developed countries there has been a relatively stable political environment for decades, there is no guarantee that such stability will be maintained in the future. International policies, relationships and trade agreements, which have generally been perceived as stable or evolving, appear to be much more in flux. Adjustments in major trade relationships have already been met by retaliatory measures from other countries and could cause potential escalation in protectionist behavior leading to a drag on growth prospects as trade and investment and productivity growth are reinforcing and linked. Other drivers of geopolitical, economic and market risk may also come from, among other things, increased political tension on the international stage, substantial slowdown and outright recessions in certain markets, pressure on oil prices, rising corporate leverage, continuous abnormally low global interest rates, structural stresses in the European Union, international terrorist activity and armed conflict and risk of armed conflict in the Middle East, East Asia and elsewhere. Similarly, environmental and public health risks, such as natural disasters or pandemics, or widespread fear that such events may occur, may impact markets adversely and cause market volatility in both the short- and long-term. Additionally, economic or other sanctions imposed on the United States by a foreign country, or imposed on a foreign country or issuer by the United States, could impair a Fund’s ability to buy, sell, hold, receive, deliver, or otherwise transact in certain investment securities. Sanctions could also affect the value and/or liquidity of a foreign security. Geopolitical and other risks, including environmental and public health, may also add to instability in world economies and markets generally.

Recent market conditions and events, including a global public health crisis, wars and armed conflicts and actions taken by governments in response, may exacerbate volatility. Any of these developments, or the perception that any of these developments are likely to occur or worsen, could have a material adverse effect on economic growth or business activity, result in the relocation of businesses, cause business interruptions, lead to economic recession or depression, and impact the stability of financial markets or financial institutions and the financial and monetary system. The Fund may be affected by these developments in ways that are not foreseeable, and there is a possibility that such developments could have a significant adverse effect on the Fund and its ability to achieve its investment objective. Rapid changes in prices or liquidity, which often are not anticipated and can relate to events not connected to particular investments, may limit the ability of the Fund to dispose of its assets at the price or time of its choosing and can result in losses. Changes in prices may be temporary or may last for extended periods.

Market turmoil may negatively affect the Fund’s performance. Such factors may affect the level and volatility of security prices and liquidity of a Fund’s investments. Credit markets may become illiquid, credit spreads may widen and the equity

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markets may lose substantial value. Such market conditions may cause the Fund to suffer substantial losses and/or implement measures that adversely affect the Fund. Changes in the value of securities may be temporary or may last for extended periods.

Non-Diversification Risk

The Fund is “non-diversified,” which means that the Fund may invest a significant portion of its assets in the instruments of a smaller number of issuers than a diversified fund. Focusing investments in a small number of issuers increases risk. A fund that invests in a relatively smaller number of issuers is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be. Some of those issuers also may present substantial credit or other risks. Notwithstanding the Fund’s status as a “non-diversified” investment company under the 1940 Act, the Fund intends to qualify as a REIT accorded special tax treatment under the Code, which imposes its own diversification requirements.

Real Estate Industry Concentration Risk

The Fund will concentrate (i.e., invest more than 25% of its assets) its investments in the real estate industry. As such, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.

To the extent that the Fund invests in real estate investments, it will be subject, directly or indirectly, to the risks associated with owning real estate and with the real estate industry generally. These risks include, but are not limited to: the burdens of ownership of real property; general and local economic conditions; the supply and demand for properties; energy and supply shortages; fluctuations in average occupancy and room rates; the attractiveness, type and location of the properties and changes in the relative popularity of properties as an investment; the financial condition and resources of tenants, buyers and sellers of properties; increased mortgage defaults; the quality of maintenance, insurance and management services; changes in the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable; changes in building, environmental and other laws and/or regulations (including those governing usage and improvements), fiscal policies and zoning laws; changes in real property tax rates; changes in interest rates and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable; changes in operating costs and expenses; energy and supply shortages; uninsured losses or delays from casualties or condemnation; negative developments in the economy that depress travel or leasing activity; environmental liabilities; contingent liabilities on disposition of assets; uninsured or uninsurable casualties; acts of God, including earthquakes, hurricanes and other natural disasters; social unrest and civil disturbances, epidemics, pandemics or other public crises; terrorist attacks and war; risks and operating problems arising out of the presence of certain construction materials, structural or property level latent defects, work stoppages, shortages of labor, strikes, union relations and contracts, fluctuating prices and supply of labor and/or other labor-related factor; and other factors which are beyond the control of the Advisers.

Real estate values have been historically cyclical. As the general economy grows, demand for real estate increases and occupancies and rents may increase. As occupancies and rents increase, property values increase, and new development occurs. As development may occur, occupancies, rents and property values may decline. Because leases are usually entered into for long periods and development activities often require extended times to complete, the real estate value cycle often lags the general business cycle. Because of this cycle, real estate companies may incur large swings in their profits and the prices of their securities. The total returns available from investments in real estate generally depend on the amount of income and capital appreciation generated by the related properties. The performance of real estate, and thereby the Fund, will be reduced by any related expenses, such as expenses paid directly at the property level and other expenses that are capitalized or otherwise embedded into the cost basis of the real estate.

Real estate that is at the development phase as its own risks, see “New Construction and Real Estate Development Risk” and “Property Construction Completion Risk” below.”

Asset Allocation Risk

The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that the Adviser or the Subadviser may make less than optimal or poor asset allocation decisions.

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The Adviser and the Subadviser employ an active approach to allocation across multiple credit sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that the Adviser or the Subadviser will focus on an investment that performs poorly or underperforms other investments under various market conditions. You could lose money on your investment in the Fund as a result of these allocation decisions.

Debt Securities Risk

The value of debt securities may decline for a number of reasons that directly relate to the borrower, such as the borrower’s financial strength, management performance, financial leverage and reduced demand for the borrower’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer of debt securities may affect securities markets as a whole. These risks can apply to the Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.

Structured Investments Risk

The Fund may invest in structured products, including, structured notes, credit-linked notes and other types of structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indexes and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative instruments.

Construction Loans Risk

If the Fund fails to fund its entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, without limitation: (1) a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; (2) a borrower claim against the Fund for failure to perform under the loan documents; (3) increased costs to the borrower that the borrower is unable to pay; (4) a bankruptcy filing by the borrower; and (5) abandonment by the borrower of the collateral for the loan. Additionally, the process of foreclosing on a property is time consuming, and the Fund may incur significant expense if it forecloses on a property securing a loan under these or other circumstances. The occurrence of any of the foregoing events could result in losses to the Fund, which could materially and adversely affect the Fund.

Residential Transitional Loans Risk

Holders of Residential Transitional Loans bear various risks, including credit, market, interest rate, extension, structural and legal risks. Typically, such loans may be prepaid at any time. Residential Transitional Loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity. The rate of defaults and losses on mortgage loans (such as Residential Transitional Loans) will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a mortgage loan is in default, foreclosure of such mortgage loan may be a lengthy and difficult process and may involve significant expenses. Furthermore, the market for defaulted mortgage loans or foreclosed properties may be very limited.

At any one time, a portfolio of Residential Transitional Loans may consist disproportionately of loans with large aggregate principal amounts secured by properties in only a few states or regions. For example, the Subadviser’s focus on areas where there are strong housing fundamentals and concentration of residential-rehabilitation activity often leads to greater

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concentration of portfolio investments in those states versus their pro-rata sharing of US-housing values. As a result, the Fund is subject to the risk that an acute change in housing demand in the respective areas, due to changes in demographic trends or particular economic stresses which are localized to those areas, may negatively impact the value of the Residential Transitional Loans held by the Fund. As a result, the Residential Transitional Loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations and loan sizes. As a result, such portfolio of loans may experience increased losses as compared to a more diversified portfolio.

A Residential Transitional Loans may have a balloon payment due on its maturity date. Balloon mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including, without limitation, the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates, conditions in credit markets and general economic conditions. If the borrower is unable to make such balloon payment, the Residential Transitional Loans will likely default.

Prepayments on Residential Transitional Loans will be influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related mortgage loans, the rate of prepayment on the underlying mortgage loans would be expected to increase. Conversely, if prevailing interest rates rise to a level significantly above the interest rates on the related mortgages, the rate of prepayment would be expected to decrease. Prepayments could reduce the yield received on a portfolio of Residential Transitional Loans. Residential Transitional Loans are particularly susceptible to prepayment risks, as they generally do not contain prepayment penalties and a reduction in interest rates will increase the prepayments on the Residential Transitional Loans, resulting in a reduction in yield to maturity for holders of such securities.

Residential Transitional Loans may be non-conforming mortgage loans that do not qualify for purchase by government-sponsored agencies, such as Fannie Mae and Freddie Mac, because of characteristics and size that do not satisfy Fannie Mae and Freddie Mac guidelines. Non-conforming mortgage loans are likely to experience rates of delinquency, foreclosure and loss that are higher, and that may be substantially higher, than mortgage loans originated in accordance with Fannie Mae or Freddie Mac underwriting guidelines. The principal differences between conforming mortgage loans and non-conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the related mortgagors, the documentation required for approval of the related mortgage loans, the types of properties securing the mortgage loans, the loan sizes and the mortgagors’ occupancy status with respect to the mortgaged properties. As a result of these and other factors, the interest rates charged on non-conforming mortgage loans are often higher than those charged for conforming mortgage loans. The combination of different underwriting criteria and higher rates of interest may also lead to higher delinquency, foreclosure and losses on non-conforming mortgage loans as compared to conforming mortgage loans.

If there are a significant number of defaults and delinquent payments on the Residential Transitional Loans, the Fund may suffer significant losses.

In recent years, the mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of a portfolio of Residential Transitional Loans. Delinquencies and losses with respect to mortgage loans have been and may continue to be volatile. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on housing loans generally.

Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available

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replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their mortgaged properties to permit them to refinance. Furthermore, borrowers who intend to sell their mortgaged properties on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell such properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates and, as a result, adversely affect the performance and market value of a portfolio of Residential Transitional Loans.

In addition, a mortgage loan originator may experience financial difficulties or bankruptcy. These difficulties may result from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults, or for material breaches of representations and warranties made on the mortgage loans, such as fraud claims. These difficulties may adversely affect the performance and market value of Residential Transitional Loans originated, serviced or subserviced by these companies.

Certain Residential Transitional Loans may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the monthly payments are not enough to cover both the interest and principal payments on the loan, the shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. During periods in which the outstanding principal balance of any such mortgage loan is increasing due to the addition of deferred interest, the increasing principal balance of such mortgage loan may approach or exceed the value of the related mortgage property, thus increasing the likelihood of defaults as well as the amount of any loss experienced with respect to any such mortgage loan that is required to be liquidated. Furthermore, each such mortgage loan generally provides for the payment of any remaining unamortized principal balance (due to the addition of deferred interest, if any, to the principal balance of such mortgage loan) in a single payment at the maturity of the loan. Because the related mortgagors may be required to make a larger single payment upon maturity, it is possible that the default risk associated with such mortgage loans is greater than that associated with fully amortizing mortgage loans. To the extent the Fund invests in loans with negative amortization features, the Fund’s returns could be adversely affected.

Laws such as the Relief Act provide relief to mortgagors who enter into active military service or who were on reserve status but are called to active duty after the origination of their mortgage loans. Under the Relief Act, during the period of a mortgagor’s active duty, the rate of interest that may be charged on such mortgagor’s loan will be capped at a rate of 6% per annum, which may be below the interest rate that would otherwise have been applicable to such mortgage loan. If the loans in the Fund’s portfolio are or become subject to such caps, the Fund’s returns could be adversely affected.

Violations of loan origination or servicing laws may result in losses on a portfolio of Residential Transitional Loans. Applicable state laws generally regulate interest rates and other charges, require licensing of originators and require specific disclosures. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of Residential Transitional Loans. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of a lender to collect all or part of the principal of or interest on the Residential Transitional Loans, may entitle a borrower to a refund of amounts previously paid and, in addition, could subject the owner of a Residential Transitional Loans to damages and administrative enforcement.

The Fund currently intends to hold its interests in Residential Transitional Loans in a trust structure in which the Fund will hold all of the trust’s beneficial interest and the trustee will be a U.S. national bank acting as custodian of the trust assets. The trust will be treated as a wholly-owned subsidiary of the Fund. The TRSs and subsidiaries of the Fund, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans, will comply with provisions of the 1940 Act related to affiliated transactions and custody of assets (Section 17) or exemptive relief therefrom. The Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the TRSs, and each subsidiary of the Fund, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans. In addition, the Adviser and the Board, as relevant, will comply with the provisions of Section 15 of the 1940 Act with respect to a TRS’s or other subsidiary’s, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans, investment advisory contract.

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Land Banking Investments Risk

The Fund expects to make Land Banking investments either (i) through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a TRS of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations, or (ii) in the form of loans to developers that are secured by real property so that the developers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule.

The Fund may enter into “debt-like” (for non-tax purposes) Land Banking arrangements in which a Land Banking Subsidiary will purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. In connection with Land Banking arrangements, the Fund will also engage the homebuilder to make agreed horizontal (streets, sewers, etc.) and/or vertical (home construction) improvements to the land parcels and will fund the costs of such improvements. Land Banking arrangements will subject the Fund to the risks inherent in the ownership and operation of real estate. In connection with these Land Banking arrangements, the homebuilder will make an initial payment and/or periodic payments to a Land Banking Subsidiary under an option contract. The option contracts will not create a contractual obligation requiring the homebuilder to purchase back any or all of the finished land parcels from the Land Banking Subsidiary, and the homebuilder will be free to decline to purchase the land parcels or terminate the option contract at any time. Such an outcome results in the Land Banking Subsidiary holding the land parcels longer than intended and can be considered the functional equivalent of a “default” under traditional financing arrangements (i.e., in which the lender must take possession of financed property). In such case, the Land Banking Subsidiary may not be able to resell the land parcels at attractive prices, which could cause the Fund to incur substantial losses, including the loss of the purchase price and funded construction costs. In addition, the option contracts will provide a “takedown” schedule permitting the homebuilder to purchase back finished land parcels from the Land Banking Subsidiary on a periodic basis at fixed prices. The payments are intended to compensate the Fund for funding the purchase price of the land parcels and construction costs. However, subject to adjustment in limited circumstances, payments under the option contracts and the “takedown” prices at which the homebuilder may purchase back finished land parcels will be determined at the onset of the Land Banking arrangement. There can be no assurance that such payments will be sufficient to compensate the Fund for all costs, including unanticipated costs, related to the Land Banking arrangements. In addition, in the event that the homebuilder declines to purchase the land parcels or terminates the option contract, the Land Banking Subsidiary will not receive further payments under the option contract. Payments received prior to the termination may not be sufficient to compensate the Fund for all costs incurred by the Fund under the Land Banking arrangement.

In connection with Land Banking arrangements through a Land Banking Subsidiary, the Fund may also engage the homebuilder under a construction contract to make agreed horizontal (streets, sewers, etc.) and/or vertical (home construction) improvements to the land parcels. At the onset of the Land Banking arrangement, the Fund and the homebuilder will agree to a construction schedule and budget for the development of the land parcels. The Fund may reimburse the homebuilder on a periodic basis for the homebuilder’s costs and obligations, subject to the agreed cap on such costs. Generally, under the construction contracts, cost overruns and/or additional unanticipated costs will be borne by the homebuilder, without reimbursement by the Fund. However, the Fund is subject to the risk that significant cost overruns, additional unanticipated costs and/or delays could cause the homebuilder to terminate the option contract and construction contract. In that case, the Fund may not be able to engage a suitable replacement homebuilder or resell the land parcels at attractive prices. This could cause the Fund to incur substantial losses, including the loss of the purchase price and funded construction costs.

In connection with Land Banking arrangements through a Land Banking Subsidiary, the homebuilder generally bears all property-related expenses and remains liable for taxes and assessments, repairs, compliance with regulatory and environmental obligations and other matters. However, if a homebuilder becomes bankrupt then the Fund would likely be required to bear such costs, which could be substantial. Any bankruptcy by a homebuilder could cause the Fund to incur substantial losses.

The success of the Fund’s Land Banking investments depends upon the ability to identify reputable and creditworthy homebuilders and to acquire attractive land parcels for development of projects at reasonable prices and with terms that meet the Advisers’ underwriting criteria. The Land Banking Subsidiaries’ ability to acquire land parcels for new projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited.

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Additionally, the Fund’s ability to begin new projects could be impacted if homebuilders decline to purchase land parcels or terminate option contracts in connection with existing Land Banking arrangements. Also material to the success of the Fund’s Land Banking investments through a Land Banking Subsidiary are the contributions of the Fund’s local operating partner. The local operating partner proposes joint venture opportunities, manages relationships with the developers and supervises individual projects on a day-to-day basis subject to agreed joint venture operating terms. Were a local operating partner to cease to do business with the Fund or experience financial or operating difficulties, including loss of personnel, those circumstances could have a material adverse effect on the Fund’s investments.

While the Fund treats its investments in the Land Banking Subsidiaries through which it makes Land Banking investments as equity investments for tax and accounting purposes, the Fund (and the market generally) considers the underlying Land Banking transactions to be a form of development financing and to have debt-like characteristics (though again treated as equity for tax purposes). These investments in Land Banking Subsidiaries will be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

As a participant in the Land Banking Subsidiaries, the Fund is indirectly exposed to the operations of these businesses, including the expenses of owning and developing lots, interest expenses associated with leverage at the level of a Land Banking Subsidiary or the lots, servicing and project management expenses (including incentive-based expenses) paid to the local operating partner, and other ordinary project expenses (and potentially extraordinary expenses such as litigation). These expenses can be significant. They are not, however, borne by the Fund and are not presented as part of the Fund’s expenses shown in the Summary of Fund Expenses tables. To the extent a Land Banking Subsidiary is treated as a “significant subsidiary” of the Fund under applicable accounting guidance, summary financial information for that Land Banking Subsidiary, including relating to expenses, would be available in the Fund’s financial statements going forward.

Certain Land Banking investments by the Fund are also expected to be in the form of loans to developers so that the borrowers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule. The borrower will use proceeds from the loan from the Fund to purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. The Fund’s loan will be secured by such real property. The success of these kinds of Land Banking investments depends upon the ability to identify developers that have relationships with reputable and creditworthy homebuilders. The Fund’s ability to make loans to developers through this arrangement may be adversely affected by factors affecting developers and homebuilders, including changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited. Additionally, the Fund’s ability to obtain repayment on loans could be negatively affected if homebuilders decline to purchase land parcels from the developer or homebuilders terminate option contracts in connection with existing Land Banking arrangements. The Fund anticipates that developers will contribute substantially all of the capital required to operate the borrowers and that the Fund’s loans to the borrowers will also be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Recourse Financings Risk.

In certain cases, financings for the Fund’s commercial real estate properties may be recourse to the Fund. Generally, commercial real estate financings are structured as non-recourse to the borrower, which limits a lender’s recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents, as well as a guarantee for unpaid interest and fees due. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. These financing arrangements with respect to the Fund’s investments generally require “bad boy” guarantees from the Fund and/or certain of the Fund’s subsidiaries and in the event that such a guarantee is called, the Fund’s assets could be adversely affected. Moreover, the Fund’s “bad boy” guarantees could apply to actions of the joint venture partners associated with the Fund’s investments.

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While the Adviser expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to the Fund under such guarantees.

Mortgage Loan Risk

The Fund will invest in mortgage loans, which are subject to risks of delinquency, foreclosure, and risk of loss. In the event of a borrower’s default, the Fund’s profitability will suffer a material adverse effect to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan.

Mortgage-Related and Asset-Backed Instruments Risk

Mortgage-related and other asset-backed instruments represent interests in “pools” of mortgages or other assets held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.

Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these instruments and potentially causing the Fund to lose money. The Fund’s investments in other asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed instruments may be largely dependent upon the cash flows generated by the assets backing the instruments, and asset-backed instruments may not have the benefit of any security interest in the related assets.

The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed instruments that are more highly rated.

The mortgage markets have experienced extreme difficulties in the past that adversely affected the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans may increase, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. In addition, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

CMBS Risk

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.

RMBS Risk

The Fund’s investments in RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, and home price depreciation and unfavorable modification of loan principal amount. In the event of defaults on the residential mortgage loans that underlie the Fund’s investments in RMBS and the exhaustion of any underlying or any additional credit support, the Fund may not realize an anticipated return on investments and may incur a loss on these investments. On certain
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RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty.

CRT Securities Risk

CRT securities are debt obligations issued by or sponsored by Fannie Mae and Freddie Mac. The coupon payments on CRT securities are paid by the issuer and the principal payments received are dependent on the performance of loans in either a reference pool or an actual pool of loans. As an investor in a CRT security, the Fund may incur a principal loss if the performance of the actual or reference pool loans results in either an actual or calculated loss that exceeds the credit enhancement of the security owned by the Company. In addition, CRT securities, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. CRT securities are unguaranteed and unsecured debt securities issued by government agencies and therefore are not directly linked to or backed by the underlying mortgage loans. As a result, in the event that a government agency fails to pay principal or interest on its CRT securities or goes through a bankruptcy, insolvency or similar proceeding, holders of such CRT securities have no direct recourse to the underlying mortgage loans and will generally receive recovery on par with other unsecured note holders in such a scenario. The risks associated with an investment in CRT securities are different than the risks associated with an investment in mortgage-backed securities issued by Fannie Mae and Freddie Mac, or other government-sponsored enterprise, or issued by a private issuer, because some or all of the mortgage default or credit risk associated with the underlying mortgage loans is transferred to investors. As a result, investors in these securities could lose some or all of their investment in these securities if the underlying mortgage loans default.

Mezzanine Loans Risk

The Fund will invest in mezzanine financing structured as subordinated debt, backed by first liens on single or multi-family properties or loans or as defined herein as Residential Mezzanine Loans, or as preferred equity investments.

Mezzanine loans are loans made to property owners that are secured by pledges of the borrowers’ ownership interests, in whole or in part, in entities that directly or indirectly own the properties, such loans being subordinate to whole loans secured by first or second mortgage liens on the properties themselves. Mezzanine loans may be issued with or without registration rights. Maturities of mezzanine loans are typically seven to ten years, but the expected average life is significantly shorter at three to five years due to prepayment rights. Mezzanine loans are usually unsecured and typically junior to the obligations of a company to senior creditors, trade creditors and employees and often represent the most junior debt security in an issuer’s capital structure. These types of investments involve a higher degree of risk than first mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. As a result, the Fund may not recover some or all of its investment. Mezzanine loans are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine loans have historically been higher than for investment-grade instruments.

Mezzanine financing structured as preferred equity investments, which provides substantively the same rights for the lender, but involves the lender holding actual equity interests with preferential rights over the common equity. Mezzanine financing structured as preferred equity investments is generally subject to the risks regarding mezzanine loans described above and also to the risks of hybrid investments described below.

The Fund considers “residential” mezzanine loans to be mezzanine loans secured by properties and/or permitted and entitled land that have a primary intended use of residential living to be categorized as “residential and residential-related,” including, without limitation: multi-family properties (generally expected to be properties with five or more dwelling units that are part of a single complex) offered for residential rental use; single-family properties, including single-family rentals; and other types of residential rental assets, such as student housing properties and manufactured housing.

The Fund will also target businesses in industries that are related to these types of properties and assets, such as businesses that are involved with the production of such properties and assets or products or services supporting such properties and assets. These industries may include basic materials, energy, and utilities as well as related suppliers and similarly connected businesses. The Fund’s investments in such industries will generally not be treated as qualifying for

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purposes of the Fund’s 80% of Managed Assets investment restriction nor “count” towards the Fund’s strategy of seeking to invest a majority of its assets in a portfolio of residential and residential-related real estate-related investments.

Hybrid Investments Risk

Hybrid securities may include preferred stock and convertible securities.

Preferred stock generally does not exhibit as great a potential for appreciation or depreciation as common stock, although it ranks above common stock in its claim on income for dividend payments. Unlike interest payments on debt securities, dividends on preferred stock are generally payable at the discretion of the issuer’s board of directors. Preferred shareholders may have certain rights if dividends are not paid but generally have no legal recourse against the issuer. Shareholders may suffer a loss of value if dividends are not paid. The market prices of preferred stocks are generally more sensitive to changes in the issuer’s creditworthiness than are the prices of debt securities. Preferred stock of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies. The Fund’s investments in preferred stock are treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain additional risks that are typically associated with debt. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, the convertible security’s market value tends to reflect the market price of the common stock of the issuing company when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price at which the convertible security could be exchanged for the associated stock. As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. The Fund’s investments in convertible securities will be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction if they meet the description of “debt investments” provided above under “Investment Objective and Principal Strategies.”

New Construction and Real Estate Development Risk

The risks inherent in financing, purchasing, owning, selling, and developing land increase as the demand for new homes and rentals decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. The Fund’s investments are subject to risks inherent in residential and commercial real estate generally as well as risks inherent to new construction and development, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, the risk that costs of construction materials or construction labor may rise materially during the development, overbuilding and price competition, decreased availability of suitable land, and changing government regulations (including zoning, usage and tax laws). In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, the Fund may hold certain land, and may acquire or finance additional land, in its development pipeline at a cost that the Fund may not be able to fully recover or at a cost which precludes profitable development.

Property Construction Completion Risk

Cost overruns and non-completion of the construction or renovation of the properties underlying the instruments in which the Fund invests may materially adversely affect the Fund’s investment. The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and if applicable, subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on Fund’s investment.

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Privately-Issued Mortgage-Related Securities Risk

There are no direct or indirect government or agency guarantees of payments in pools created by non-governmental issuers. Privately-issued mortgage-related securities are also not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.

Privately-issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

Repurchase Offers Risk

As described under “Periodic Repurchase Offers” above, the Fund is an Interval Fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board of Trustees. In all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Common Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding Common Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio instruments.

However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio instruments (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments, which may accelerate the realization of taxable income and cause the Fund to make taxable distributions to Common Shareholders earlier than the Fund otherwise would have. In addition, non-redeeming Common Shareholders may be treated as receiving a disproportionately large taxable distribution during or with respect to such year. If, as expected, the Fund employs investment leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.

If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of the Fund’s Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will be a taxable event to Common Shareholders, potentially even to those Common Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Certain U.S. Federal Income Tax Matters”.

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Large Shareholder Risk

To the extent a large proportion of Common Shares are held by a small number of Common Shareholders, including affiliates of the Adviser and the Subadviser, the Fund is subject to the risk that these Shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers or that Common Shares held by such Common Shareholders will be subject to involuntary repurchases or mandatory redemptions in large amounts as described under “Involuntary Repurchases and Mandatory Redemptions,” including to allow the Fund to preserve its status as a REIT. Additionally, seed investors have received waivers from the Board to own in excess of ownership limits that, absent such a waiver, generally prohibit any person or entity from beneficially or constructively owning (i) Common Shares in excess of 9.8% in value or number of shares, whichever is more restrictive, of the outstanding Common Shares and (ii) shares of the Fund (including Common Shares and preferred shares) in excess of 9.8% in value of the outstanding shares of the Fund. The waivers received by the seed investors will expire automatically, with no further action by any person, on June 30, 2026, to the extent still in effect on that date, and each seed investor will be subject to the 9.8% ownership limits at that time. Because the seed investors currently own Common Shares in excess of the 9.8% ownership limits, the Fund expects to conduct a repurchase offer at a level above those to date prior to June 30, 2026, subject to Board approval and applicable law, to facilitate the reduction of each seed investor’s ownership of Common Shares below the 9.8% ownership limits (or a higher limit as may be permitted by the Fund -- in this regard, if a higher ownership limit for the seed investors is permitted, which should be anticipated, a correspondingly lower general ownership limit, i.e., below 9.8%, would be instituted for shareholders more generally). These transactions could adversely affect the Fund’s ability to conduct its investment program. They may make ordinary portfolio management and rebalancing decisions more complicated to implement, may result in the Fund’s current expenses being allocated over a smaller asset base, which generally results in an increase in the Fund’s expense ratio, and may accelerate the realization of taxable income based on current market conditions and cause the Fund to make taxable distributions to shareholders earlier than the Fund otherwise would have. In addition, non-redeeming shareholders may be treated as receiving a disproportionately large taxable distribution during or with respect to such year. The impact of these transactions is likely to be greater in highly volatile markets or less liquid markets or for smaller or newer funds or when a significant investor purchases, redeems or owns a substantial portion of the Fund’s shares. Furthermore, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of Common Shareholders may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Common Shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each Common Shareholder. However, the Fund may determine to increase the repurchase offer by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. If the Fund only repurchases a pro rata portion of shares tendered in connection with an oversubscribed repurchase offer, Shareholders unaffiliated with the Adviser and the Subadviser will not be given priority over Shareholders that are affiliates of the Adviser and the Subadviser, whose holdings in the Fund may be significant and may have the effect of diluting third party Shareholders with respect to any repurchase offer. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Management Risk

The Fund does not have internal management capacity or employees. The Fund depends on the diligence, skill and network of business contacts of the senior investment professionals of the Adviser and the Subadviser to achieve the Fund’s investment objective. The Fund expects that the Adviser, with the assistance of the Subadviser, will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the Management Agreement and Subadvisory Agreement, as applicable. The Fund can offer no assurance, however, that the senior investment professionals of the Adviser and/or Subadviser will continue to provide investment advice to the Fund. The loss of senior investment professionals of the Adviser and/or Subadviser and their affiliates would limit the Fund’s ability to achieve its investment objective and operate as the Fund anticipates. This could have a material adverse effect on the Fund’s financial condition, results of operations and cash flows.

Interest Rate Risk

General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities, and, accordingly, may have a material adverse effect on the Fund’s investment objective and rate of return on investment capital. A portion of the Fund’s income will depend upon the difference between the rate at which it borrows funds and the interest rate on the debt securities in which it invests. Because the Fund will borrow money to make investments and may issue debt securities, preferred stock or other securities, the Fund’s net investment income is dependent upon the difference between the rate at which the Fund borrows funds or pays interest or dividends on such debt securities, preferred stock or other securities and the rate at which the Fund invests these funds. Typically, the Fund anticipates that its interest earning investments will accrue and pay interest at both variable and fixed rates, and that its interest-bearing liabilities will accrue interest at variable and fixed rates. Benchmarks used to determine the floating rates earned on the Fund’s interest earning investments, such as SOFR, have maturities that range between one and twelve months and alternate base rate, or ABR, (commonly based on the Prime Rate or the Federal Funds Rate), with no fixed maturity date. As a result, there can be no assurance that a significant change in market interest rates as it relates to

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investments and/or its underlying leverage will not have a material adverse effect on the Fund’s net investment income. The Fund uses a combination of equity and long-term and short-term borrowings to finance its investment activities.

During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates. A significant increase in market interest rates could harm the Fund’s ability to attract new borrowers (direct or indirect) and originate new loans and investments. As of the date of this prospectus, there have been significant recent rates increases in the United States to combat inflation in the U.S. economy, and additional rate increases are possible. In periods of rising interest rates, the Fund’s cost of funds would increase, resulting in a decrease in the Fund’s net investment income. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund’s capital that the decrease in interest rates may produce. The Subadviser may, but is not required to, hedge against the risk of adverse movement in interest rates in the Fund’s short-term and long-term borrowings relative to the Fund’s portfolio of assets. If the Subadviser engages in hedging activities on behalf of the Fund, it may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition, and results of operations. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition, and results of operations.

Credit Risk

The Fund’s investments will be subject to the risk of non-payment of scheduled interest or principal by the borrowers with respect to such investments. Non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Below Investment Grade Rating Risk

The Fund may invest in instruments which are rated below investment grade by rating agencies (rated lower than “Baa3” by Moody’s, lower than “BBB-” by S&P and/or lower than “BBB-” by Fitch Ratings) or, if unrated, are judged by the Subadviser to be of comparable quality.

While generally providing greater income and opportunity for gain, below investment grade instruments or comparable unrated instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. Below investment grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing such debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.

The secondary market for below investment grade securities and similar debt instruments may be less liquid than that for higher rated instruments. Because unrated instruments may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated instruments, the Fund’s ability to achieve its investment objective will be more dependent on the Subadviser’s credit analysis than would be the case when the Fund invests in rated instruments.

Borrower Default Risk

The Fund’s investments will be subject to the risk that a borrower is unable to make its payments on a loan. Non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

The Fund may need to rely on the collection efforts of third parties, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loans. Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its loans and the Fund’s ability to receive the principal

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and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loans, or it may impair a third party’s ability to collect, on behalf of the Fund, on the loan upon default. To the extent that a loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying an unsecured loan because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower or whether such debt is secured.

If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s liability on its loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

Loans and Assignments Risk

The Fund may acquire loans through assignments of interests in such loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral.

Privacy and Data Security Laws

Many jurisdictions in which the Fund and its borrowers operate have laws and regulations relating to data privacy, cyber security and protection of personal information, including GDPR in the European Union that went into effect in May 2018 and the CCPA that took effect in January 2020 and provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines for data breaches or other CCPA violations. If the Fund or the Adviser and/or Subadviser fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.

Illiquidity Risk

To the extent consistent with applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund intends to invest in illiquid investments and may do so without limit. An illiquid investment is a security or other investment that cannot be sold or disposed of within seven days or less in current market conditions without the sale or disposition significantly changing the market value of the investment. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the 1933 Act. Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible. In addition, the Fund may be unable to sell other illiquid investments when it desires to do so, resulting in the Fund obtaining a lower price or being required to retain the investment. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market value for liquid investments and may lead to differences between the price at which a security is valued for determining the Fund’s NAV and the price the Fund actually receives upon sale. For the period between the repurchase offer notice and the end of the repurchase period, the Fund must maintain 100% of the repurchase offer amount in liquid assets.

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Reinvestment Risk

Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio manager believes the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Common Shares.

Valuation Risk

When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees. See “Net Asset Value.” Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. As a result, investors who purchase Shares may receive more or fewer Shares and investors who tender their Shares may receive more or less cash proceeds than they otherwise would receive.

Leverage Risk

The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through loans or reverse repurchase agreements, including through one or more subsidiaries or SPVs. The Fund may also add leverage to its portfolio by utilizing other credit facilities. There can be no assurance that the Fund’s use of leverage will be successful during any period in which it is employed. Leverage is a speculative technique that exposes the Fund to greater risk and higher costs than if it were not implemented. The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions, margin facilities, and the issuance of preferred shares or notes. The Fund’s total leverage, either through borrowings, issuance of debt securities, or similar transactions, may not exceed 33⅓% of the Fund’s total assets. In addition, the Fund may use investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing 33⅓% limitation if effected in compliance with applicable SEC rules and guidance. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities other than borrowings and outstanding preferred shares) immediately after such issuance, though no preferred share issuances are contemplated at this time.

The use of leverage through borrowing of money or the issuance of preferred shares to purchase additional securities creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of Common Shares, including increased variability of the Fund’s net income, distributions and/or NAV in relation to market changes. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater changes in the Fund’s NAV, which could have a material adverse impact on the Fund’s business, financial condition and results of operations. The Fund will also have to pay interest and dividends on its borrowings, which may reduce the Fund’s current income. This interest expense may be greater than the Fund’s current income on the underlying investment. The Fund’s leveraging strategy may not be successful. The use of leverage to purchase additional investments creates an opportunity for increased Common Share dividends, but also creates special risks and considerations for the Common Shareholders, including:

•	The likelihood of greater volatility of NAV, market price and dividend rate of the Common Shares than a comparable portfolio without leverage;

•	The risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to the Common Shareholders;

•	The effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Common Shares than if the Fund were not leveraged, may result in a greater decline in the market price of the Common Shares;
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•	When the Fund uses financial leverage, the investment advisory and subadvisory fees payable to the Adviser and the Subadviser, respectively, will be higher than if the Fund did not use leverage, including periods when the Fund is losing money, and because the fees paid will be calculated based on the Fund’s Managed Assets there may be a financial incentive to the Adviser and the Subadviser to increase the Fund’s use of leverage, which creates an inherent conflict of interests;

•	Leverage increases operating costs, which will be borne entirely by the Common Shareholders and may reduce total return; and

•	Certain types of borrowings and issuances of preferred stock by the Fund may result in the Fund being subject to covenants relating to asset coverage and Fund composition requirements. Among other things, these covenants can give the lender the right to take certain actions upon changes in the portfolio outside agreed limits, the termination of the Investment Advisory Agreement or the Investment Subadvisory Agreement, or the loss of certain key personnel. Failure to meet covenant requirements, and related actions taken by a lender, could have a material adverse effect on the Fund’s business and financial condition. Covenants can also limit the ability to distribute assets or income from a Fund subsidiary back to the Fund. The borrowings which the Fund may incur may be secured by collateral.

See “Leverage” and “Use of Leverage” for more information.

Securitization Risk

The securitizations in which the Fund invests have a leveraging effect and may increase the volatility of the Fund’s investment and the risk of investing with the Fund. When the Fund invests in the equity of a third-party securitization, the value of the Fund’s investment is particularly vulnerable to adverse conditions in the credit markets or defaults within the collateral pool. Any reduction in the value of the collateral pool reduces the value of the Fund’s interests. Additionally, the leveraged nature of these investments magnifies the impact of any losses, increasing the risk of significant or total loss of the Fund’s investment. The Fund’s equity interests may be illiquid, limiting the Fund’s ability to sell or transfer these interests in response to market disruptions or other adverse developments.

Derivatives Risk

The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk, interest rate risk, market risk, leverage risk, counterparty risk, credit risk, operational risk, legal risk, tax risk and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of improper valuation, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index. If the Fund invests in a derivative instrument, it could lose more than the principal amount invested and derivatives may increase the volatility of the Fund, especially in unusual or extreme market conditions. The Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out a position and changes in the value of a derivative may also create margin delivery or settlement payment obligations for the Fund. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by Common Shareholders. The Fund “counts” relevant derivative positions towards its 80% of Managed Assets investment restriction and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).

Over-the-counter (“OTC”) derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivative transactions. The primary credit risk on derivatives that are exchange-traded or traded through a central clearing counterparty resides with the Fund’s clearing broker or the clearinghouse itself.

Participation in the markets for derivative instruments involves investment risks and transaction costs to which the Fund may not be subject absent the use of these strategies. It may not be possible for the Fund to modify, terminate, or offset the Fund’s obligations or the Fund’s exposure to the risks associated with a derivative transaction prior to its scheduled termination or maturity date, which may create a possibility of increased volatility and/or decreased liquidity to the Fund.

Because the markets for certain derivative instruments (including markets located in foreign countries) are relatively new and still developing, appropriate derivative transactions may not be available in all circumstances for risk management or other purposes. Upon the expiration of a particular contract, the Fund may wish to retain the Fund’s position in the

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derivative instrument by entering into a similar contract but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other appropriate counterparty can be found. When such markets are unavailable, the Fund will be subject to increased liquidity and investment risk.

The tax treatment of certain derivatives in which the Fund invests may be unclear and thus subject to recharacterization. Any recharacterization of payments made or received by the Fund pursuant to derivatives potentially could affect the amount, timing or character of Fund distributions. In addition, the tax treatment of such investment strategies may be changed by regulation or otherwise.

When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. Hedges are sometimes subject to imperfect matching between the derivative and the underlying instrument, and there can be no assurance that the Fund’s hedging transactions will be effective. In such case, the Fund may lose money. The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. Any such adverse future developments could impair the effectiveness of the Fund’s derivative transactions and cause the Fund to lose value.

Reverse Repurchase Agreements Risk

The Fund may enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which the Fund would nominally sell certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements act as financings which are secured by the assets sold pursuant thereto.

The use of reverse repurchase agreements involves many of the same risks involved in the use of leverage, because the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreements will decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund will decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, the Fund could be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements, the Fund’s NAV will decline, and, in some cases, the Fund could be worse off than if it had not used such instruments.

Reverse repurchase agreements can be entered into either on relatively standard terms or pursuant to more bespoke arrangements that may provide for more or less continual coordination in respect of the assets sold. For example, in connection with the Fund’s Residential Transitional Loans the Fund anticipates that portfolios of loans may be transferred as assets held by a special purpose subsidiary and that the Fund will continue to direct the servicing and portfolio management of the loans during the course of the transaction.

Credit Default Swaps Risk

Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.

Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.

The market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund will be subject to credit risk with respect to the counterparties to the credit

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default swap contract (whether a clearing corporation or another third party). If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.

Options Risk

When trading options, the Fund may incur losses or forego otherwise realizable gains if market prices do not move as expected. An option is an agreement that, for a premium payment or fee, gives the option holder (the purchaser) the right but not the obligation to buy (a “call option”) or sell (a “put option”) the underlying asset (or settle for cash an amount based on an underlying asset, rate, or index) at a specified price (the “exercise price”) during a period of time or on a specified date. Investments in options are considered speculative. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events.

When the Fund purchases an option, it may lose the total premium paid for it if the price of the underlying security or other assets decreased, remained the same or failed to increase to a level at or beyond the exercise price (in the case of a call option) or increased, remained the same or failed to decrease to a level at or below the exercise price (in the case of a put option). If a call or put option purchased by the Fund were permitted to expire without being sold or exercised, its premium would represent a loss to the Fund.

By writing put options, the Fund takes on the risk of declines in the value of the underlying instrument, including the possibility of a loss up to the entire exercise price of each option it sells but without the corresponding opportunity to benefit from potential increases in the value of the underlying instrument. When the Fund writes a put option, it assumes the risk that it must purchase the underlying instrument at an exercise price that may be higher than the market price of the instrument. If there is a broad market decline and the Fund is not able to close out its written put options, it may result in substantial losses to the Fund. By writing a call option, the Fund may be obligated to deliver instruments underlying an option at less than the market price. In the case of an uncovered call option, there is a risk of unlimited loss. When an uncovered call is exercised, the Fund must purchase the underlying instrument to meet its call obligations and the necessary instruments may be unavailable for purchase. The Fund will receive a premium from writing options, but the premium received may not be sufficient to offset any losses sustained from exercised options.

By writing call and put options on underlying instruments, the returns of the options writing strategy will be determined by the performance of the underlying instrument.

If the underlying instrument appreciates or depreciates sufficiently over the period to offset the net premium received by the Fund, the Fund may incur losses. Increases in implied volatility of options may cause the value of an option to increase, even if the value of the underlying instrument does not change, which could result in a reduction in the Fund’s net asset value. In unusual market circumstances where implied volatility sharply increases or decreases causing options spreads to be significantly correlated to the underlying instrument, the Fund’s option writing strategy may not perform as anticipated. Prior to the exercise or expiration of the option, the Fund is exposed to implied volatility risk, meaning the value, as based on implied volatility, of an option may increase due to market and economic conditions or views based on the sector or industry in which issuers of the underlying instrument participate, including issuer-specific factors.

Futures Risk

Futures are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price. The primary risks associated with the use of futures contracts and options are: (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the futures contract or option; (b) the possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations.

Counterparty Risk

The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into by the Fund or held by special purpose or structured vehicles in which the Fund invests. In the event that the

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Fund enters into a derivative transaction with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the derivative transaction may be terminated in accordance with its terms and the Fund’s ability to realize its rights under the derivative instrument and its ability to distribute the proceeds could be adversely affected. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy or other analogous proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to any underlying security or asset. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. While the Fund may seek to manage its counterparty risk by transacting with a number of counterparties, concerns about the solvency of, or a default by, one large market participant could lead to significant impairment of liquidity and other adverse consequences for other counterparties.

Confidential Information Access Risk

Principals of the Adviser, the Subadviser and their affiliates and certain of the Adviser’s and/or Subadviser’s investment professionals may have or establish relationships with companies in which the Fund invests, including serving as a director of, or in a similar capacity with, such companies. In connection with the foregoing activities, principals of the Adviser, the Subadviser and their affiliates and certain of the Adviser’s and/or Subadviser’s investment professionals may from time to time come into possession of confidential or material non-public information or be restricted from effecting transactions relating to certain issuers that would limit the ability of the Adviser and/or Subadviser to effect a transaction for the Fund (including the Fund’s ability to buy, sell or hold certain investments) and the Fund’s investments may be constrained as a consequence of the Adviser and/or Subadviser’s inability to use such information for advisory purposes or otherwise to effect transactions that otherwise may have been initiated on behalf of its clients, including the Fund.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on those shares can decline. In addition, during any periods of rising inflation, interest rates on any borrowings by the Fund may increase, which would tend to further reduce returns to the holders of Common Shares. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Risk of Regulatory Changes

Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the IRS, the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU Member States (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the SEC, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. The Fund and the Adviser historically have been eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Adviser will continue to be eligible for such exemptions. The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts.

Current rules related to credit risk retention requirements for asset backed securities may increase the cost to originators, securitizers and, in certain cases, asset managers of securitization vehicles in which the Fund may invest. The impact of the risk retention rules on the securitization markets is uncertain. These requirements may increase the costs to originators, securitizers, and, in certain cases, collateral managers of securitization vehicles in which the Fund may invest, which costs could be passed along to such Fund as an investor in such vehicles.

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Local Regulation Risk

Numerous U.S. federal and state statutory provisions, including the U.S. federal bankruptcy laws, the Relief Act, as amended, and state debtor relief laws, may adversely affect the ability of an issuer of RMBS or Residential Transitional Loans to collect the principal of or interest on the loans, and holders of the affected RMBS or Residential Transitional Loans may suffer a loss if the applicable laws result in these loans becoming uncollectible.

In addition to the U.S. federal laws described above, however, a number of legislative proposals have been introduced at the U.S. federal, state and municipal levels that may adversely affect the Fund, such as those that are designed to discourage predatory lending practices. Some states have enacted, or may enact, laws or regulations that prohibit inclusion of some provisions in mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and require that borrowers be given certain disclosures prior to the consummation of such mortgage loans. In some cases, state law may impose requirements and restrictions greater than those in the Homeownership Act. An originator’s failure to comply with these laws could subject the issuer of RMBS or Residential Transitional Loans to monetary penalties and could result in the borrowers rescinding the loans underlying such RMBS or Residential Transitional Loans. Lawsuits have been brought in various states making claims against assignees of high-cost loans for violations of state law. Named defendants in these cases include numerous participants within the secondary mortgage market, including some securitization trusts.

Geographic Investment Risk

To the extent the Fund invests a significant portion of its assets in any particular geography area, it is more likely to be impacted by events or conditions affecting that area. For example, political and economic conditions and changes in regulatory, tax, or economic policy in an area could significantly affect the market in that area and in surrounding or related areas and have a negative impact on the Fund’s performance. Because the Fund invests a significant portion of its assets in California, Oregon and Washington, the Fund is more susceptible to adverse economic, political or regulatory changes affecting properties in those states and may involve greater risk than funds that are more geographically diversified. For a discussion of factors pertaining to California, Oregon and Washington, please see the SAI under “Special Considerations Relating to Particular Geographic Areas.”

Secured Overnight Financing Rate (“SOFR”) Risk

The London Interbank Offered Rate (“LIBOR”) generally ceased to be published on June 30, 2023, and the market has largely transitioned to SOFR-based rates, in some cases as adjusted by an applicable spread adjustment. Although SOFR has become the predominant reference rate for many U.S. dollar floating-rate instruments, SOFR-based rates (including any applicable spread adjustment) may not be, and may not prove to be, the economic equivalent of LIBOR and may perform differently than LIBOR would have performed. SOFR is an overnight, secured rate and may exhibit different volatility, liquidity and interest rate dynamics than LIBOR, including during periods of market stress. As a result, the pricing, valuation and return characteristics of SOFR-linked instruments held by the Fund may be materially different than it would have been under LIBOR, and such differences may adversely affect the Fund’s profitability.

SOFR also has a more limited operating history than LIBOR. The administrator of SOFR (currently, the Federal Reserve Bank of New York) may make methodological or other changes to SOFR, or may suspend or discontinue the calculation or publication of SOFR. Any such changes, or the adoption of a successor or alternative reference rate, could affect the level of interest payable or receivable on SOFR-linked instruments and could adversely affect the value and marketability of such instruments.

In addition, to the extent the Fund invests in, or is otherwise exposed to, instruments that historically referenced LIBOR or that contain fallback provisions or rate-conversion mechanics, the operation of those provisions could result in a rate that is different from what would otherwise have applied, lead to disputes or administrative burden, or otherwise adversely affect the value, returns or liquidity of such instruments.

Joint Venture Risk

The Fund may, directly or indirectly through a TRS, enter into joint ventures with third parties, including joint ventures that are partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties. Such investments may involve risks not otherwise present with other methods of investment. For example, the Fund would not be in a position to exercise sole decision-making authority regarding the underlying real estate investment held by a joint venture entity, and as a result the Fund may also be subject to the potential risk of disagreements on decisions, such as a sale, because

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neither it nor its joint venture partners would have full control over the investments held by the joint venture entity. Unlike investments in wholly-owned entities, investments in joint venture entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their required, albeit small, capital contributions which may be immaterial. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and directors from focusing their time and efforts on the Fund’s business. Any of the above risks and conflicts of interest might subject the Fund to liabilities and thus reduce its returns on the investment with that joint venture partner.

Risks Related to the Fund’s REIT Qualification and Certain Other U.S. Federal Income Tax Items

Legislative or other actions affecting REITs could materially and adversely affect the Fund.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the U.S. federal income tax laws, with or without retroactive application, could materially and adversely affect the Fund. The Fund cannot predict how changes in the tax laws might affect it or the Common Shareholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

The Fund’s failure to qualify as a REIT would subject the Fund to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of the Fund’s income available for distribution to the Common Shareholders.

The Fund intends to elect to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2025. As long as the Fund meets the requirements under the Code for qualification and taxation as a REIT each year, the Fund can deduct dividends paid to its shareholders when calculating it REIT taxable income. For the Fund to qualify as a REIT, it must meet detailed technical requirements, including income, asset and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, the Fund does not control the determination of all circumstances that affect the Fund’s ability to qualify as a REIT. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions might significantly change the U.S. federal income tax laws with respect to the Fund’s qualification as a REIT or the U.S. federal income tax consequences of such qualification. While the Fund intends to operate so that it qualifies as a REIT, the Fund cannot guarantee that it will qualify as a REIT in any given year because:

•	the rules governing REITs are highly complex;

•	the Fund does not control all factual circumstances and legal determinations by courts or regulatory bodies that affect REIT qualification; and

•	the Fund’s circumstances may change in the future.

For any taxable year that the Fund fails to qualify as a REIT, the Fund would be subject to U.S. federal income tax at the regular corporate rate and would not be entitled to deduct dividends paid to its shareholders from its taxable income. Consequently, the Fund’s net assets and distributions to its shareholders would be substantially reduced because of the Fund’s increased tax liability. If the Fund made distributions in anticipation of its qualification as a REIT, the Fund might be required to borrow additional funds or to liquidate some of its investments in order to pay the applicable tax. If the Fund’s qualification as a REIT terminates, the Fund may not be able to elect to be treated as a REIT for four taxable years following the year during which it lost the qualification. Please see the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Failure to Qualify.”

Complying with REIT requirements and avoiding the 100% “prohibited transaction” tax may force the Fund to hold a significant portion of its assets and conduct a significant portion of its activities through a TRS, and a significant portion of its income may be earned through a TRS.

The Fund generally intends that any property, the sale or disposition of which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. Any sale of real property to homebuilders in connection with Land Banking through a Land Banking Subsidiary, which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. In addition, the Fund generally intends to make investments that are expected to generate non-qualifying income for purposes of the annual 95% REIT income test, which may include certain hedging transactions, through one or more TRSs. However, the Fund may own a limited percentage of such non-qualifying investments for

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purposes of the annual 95% REIT income test outside a TRS to the extent such investments will not jeopardize the Fund’s ability to satisfy the REIT qualification requirements. If a TRS is organized in the United States, the TRS will be subject to corporate income tax on its earnings, which may reduce the cash flow generated by the Fund in the aggregate and the Fund’s distributions to its shareholders, and any TRS organized for investments in Land Banking is expected to be organized in the United States. Please see the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Gross Income Tests” and “— Asset Tests”. Therefore, although the Fund’s ownership of property and other investments through one or more TRSs may allow the Fund to participate in certain activities and investments that the Fund could not directly participate in without violating the REIT qualification tests or incurring the 100% “prohibited transaction” tax, a TRS through which the Fund earns such operating income or gain may be fully subject to corporate income tax, depending on whether the TRS is organized, reducing the Fund’s after-tax income and amounts available for distribution to its shareholders.

Additionally, in order for the Fund to qualify as a REIT, the aggregate value of all securities of one or more TRSs owned by the Fund may not exceed 25% (20% for tax years prior to 2026) of the value of its total assets at the close of each calendar quarter. The need to satisfy such 25% value test may require dividends to be distributed by one or more TRSs to the Fund at times when it may not be beneficial to do so. The Fund may, in turn, distribute all or a portion of such dividends to its shareholders at times when it might not otherwise wish to declare and pay such dividends. See “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Annual Distribution Requirements” in the SAI. TRS distributions classified as dividends to the Fund will generally constitute qualifying income for purposes of the 95% gross income test but non-qualifying income for purposes of the 75% gross income test. It is possible that the Fund may wish to distribute a dividend from a TRS to itself in order to reduce the value of TRS securities below 25% of the Fund’s total assets but be unable to do so without violating the requirement that 75% of its gross income in the taxable year be derived from real estate assets.

Even though the Fund intends to qualify to be taxed as a REIT, the Fund may be required to pay certain taxes.

Even though the Fund intends to qualify to be taxed as a REIT for U.S. federal income tax purposes, the Fund may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, on “prohibited transactions,” on income from investments made through a TRS (which is subject to tax at the regular corporate rate at the level of the TRS), on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. Please see the SAI under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT — Taxation of REITs in General.”

REIT distribution requirements could adversely affect the Fund’s ability to execute on its strategies and may require the Fund to incur debt, sell assets or take other actions to make such distributions.

In order for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes, the Fund must distribute to its shareholders, each calendar year, at least 90% of its REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that the Fund satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, the Fund will be subject to U.S. federal corporate income tax on its undistributed income. In addition, the Fund will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law.

The Fund intends to distribute its net income in a manner intended to satisfy the 90% distribution requirement and to avoid both U.S. federal corporate income tax and the 4% non-deductible excise tax. The Fund’s taxable income may substantially exceed its net income as determined by GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur, in which case the Fund may have taxable income in excess of cash flow from its operating activities. In such event, the Fund may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% non-deductible excise tax in that year, the Fund may be required to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; or (3) distribute amounts that would otherwise be invested in the Fund’s target assets consistent with its strategy, capital expenditures or repayment of debt. Thus, compliance with the REIT distribution requirements may require the Fund to take actions that may not otherwise be advisable given existing market conditions and hinder its ability to grow, which could materially and adversely affect the Fund.

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The Fund may have phantom income from its acquisition and holding of subordinated RMBS and CMBS and other subordinated debt instruments.

The tax accounting rules with respect to the timing and character of income and losses from the Fund’s acquisition and holding of subordinated RMBS and CMBS and other subordinated debt instruments may result in adverse tax consequences. The Fund will be required to include in income accrued interest, original issue discount (“OID”) and, potentially, market discount (each of which will be ordinary income), with respect to subordinated RMBS and CMBS and other subordinated debt instruments the Fund holds, in accordance with the accrual method of accounting. Income will be required to be accrued and reported, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the underlying loans, except to the extent it can be established that such losses are uncollectible. Accordingly, the Fund may incur a diminution in actual or projected cash flow in a given year as a result of an actual or anticipated default or delinquency but may not be able to take a deduction for the corresponding loss until a subsequent tax year. While the Fund generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until the Fund’s investments in subordinated RMBS and CMBS and other subordinated debt instruments are disposed of in a taxable transaction or become worthless.

Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that the Fund may have substantial taxable income in excess of cash available for distribution. In that event, the Fund may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect the Fund’s ability to qualify for taxation as a REIT.

The Fund may acquire mezzanine loans, for which the IRS has provided a “safe harbor” but not rules of substantive law. Pursuant to the “safe harbor,” if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the quarterly 75% asset test, and interest derived from the mezzanine loan will be treated as qualifying income for purposes of the annual 75% and 95% gross income tests. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the “safe harbor,” such loans may not be real estate assets and could adversely affect the Fund’s status as a REIT.

Complying with REIT requirements may force the Fund to liquidate otherwise profitable assets, which could materially and adversely affect the Fund.

In order to qualify and maintain the Fund’s qualification as a REIT for U.S. federal income tax purposes, the Fund must ensure that at the end of each calendar quarter, at least 75% of the value of the Fund’s total assets consists of cash, cash items, government securities and designated real estate assets, including certain mortgage loans and stock in other REITs. Subject to certain exceptions, the Fund’s ownership of securities, other than government securities and securities that constitute real estate assets, generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Fund’s total assets, other than government securities and securities that constitute real estate assets, can consist of the securities of any one issuer, and no more than 25% (20% for tax years prior to 2026) of the value of the Fund’s total assets can be represented by securities of one or more TRSs. The Fund generally does not intend to take actions that would cause the Fund to fail to satisfy the asset tests described above. However, if the Fund fails to comply with these requirements at the end of any calendar quarter after the first calendar quarter for which it qualified as a REIT, the Fund must generally correct such failure within 30 days after the end of such calendar quarter to prevent the Fund from losing the Fund’s REIT qualification. As a result, the Fund may be required to liquidate otherwise profitable assets prematurely, which could reduce the return on the Fund’s assets, which could materially and adversely affect the Fund.

Complying with REIT requirements may cause the Fund to forego otherwise attractive investment opportunities.

In order for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes, the Fund must on a continuing basis satisfy various tests on an annual and quarterly basis regarding the sources of its income, the nature and diversification of its assets, the amounts the Fund distributes to its shareholders and the ownership of its stock. To meet these tests, the Fund may be required to forgo investments it might otherwise make. The Fund may be required to make distributions to its shareholders at disadvantageous times or when the Fund does not have funds readily available for distribution and may be unable to pursue investments that would be otherwise advantageous to the Fund in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder the Fund’s investment performance and materially and adversely affect the Fund.

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The Declaration of Trust generally does not permit the ownership in excess of 9.8% of the Common Shares or 9.8% of all classes and series of the Fund shares, and attempts to acquire the Fund shares in excess of the ownership limits will be ineffective unless an exemption is granted by the Board of Trustees.

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, and subject to certain exceptions, the Declaration of Trust provides that no person may beneficially or constructively own (1) Common Shares in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Common Shares or (2) shares of stock in excess of 9.8% in value of the outstanding shares of the Fund. The Declaration of Trust also contains certain other limitations on the ownership and transfer of the Fund’s shares.

The constructive ownership rules under the Code are complex and may cause shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the Common Shares (or the acquisition of an interest in an entity that owns, actually or constructively, the Common Shares) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Common Shares or 9.8% in value of the Fund’s outstanding shares and thereby violate the applicable ownership limit. Pursuant to the Declaration of Trust, if any purported transfer of the Fund’s shares or any other event (1) would otherwise result in any person violating the ownership limits or such other limit established by the Board of Trustees, (2) could result in the Fund being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or (3) otherwise would cause the Fund to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by the Fund. If any transfer of the Fund’s shares would result in the Fund’s shares being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

The Adviser and the Subadviser have limited experience managing a portfolio of assets owned by a fund that intends to qualify for taxation as REIT.

REITs are subject to numerous complex requirements in order to maintain their REIT tax status, including income and asset composition tests. The Adviser and the Subadviser have limited experience managing a portfolio in the manner intended to comply with such requirements. To the extent the Adviser and/or the Subadviser manage the Fund in a manner that causes the Fund to fail to qualify for taxation as a REIT, it could adversely affect the Fund and its shareholders.

Potential Conflicts of Interest Risk—Allocation of Investment Opportunities

The Adviser, the Subadviser and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. For example, each of the Adviser and/or the Subadviser may serve as investment adviser to one or more private funds, registered closed-end funds and/or collateralized loan obligations (CLOs). In addition, the Fund’s officers may serve in similar capacities for one or more private funds, registered closed-end funds and/or CLOs. To the extent the Adviser, Subadviser and/or their affiliates determine that an investment is appropriate for the Fund and for one or more other funds, the Adviser, the Subadviser and/or their affiliates, as applicable, allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates, (b) the requirements of the Advisers Act and (c) the Adviser and/or Subadviser’s internal conflict of interest and allocation policies. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.

The Adviser has established policies to ensure that the Fund will generally share equitably with other funds managed by the Adviser, the Subadviser and/or their affiliates, in investment opportunities that are suitable for the Fund and such other investment funds.

The Subadviser has established allocation policies to ensure that the Fund will generally share equitably with other credit investment funds managed by the Subadviser or its affiliates within the alternative credit platform in credit investment opportunities that are suitable for the Fund and those other investment funds.

The 1940 Act imposes significant limits on co-investment with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. In situations where co-investment with other entities sponsored or managed by the Adviser, the Subadviser or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Subadviser will

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need to decide whether the Fund or such other entity or entities will proceed with the investment. The Subadviser will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the amount of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.

Conflicts of Interest Relating to Affiliates

The Advisers’ affiliation with Genstar Capital and FEAC requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or the companies in which the Fund invests. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker dealers associated with Genstar Capital, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from FEAC, Genstar Capital or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by FEAC, Genstar Capital or their associated funds, accounts or portfolio companies. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity.

Investments in portfolio companies associated with Genstar Capital may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company (a portfolio company generally referring to a company owned by private equity funds managed by Genstar Capital), conflicts of interest may arise from the presence of Genstar Capital representatives on the company board or the payment of compensation by the company to Genstar Capital or an affiliate. Moreover, the Advisers could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Advisers have a direct or indirect financial interest in its success. There also may be instances where Genstar Capital could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Genstar Capital. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Genstar Capital may have or transactions or investments Genstar Capital and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.

Distribution Risk

The Fund intends to make regular monthly distributions of all of its net investment income to shareholders. In addition, the Fund intends to distribute any net capital gains to shareholders no less frequently than annually. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. In addition, the Fund will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law. As a result, the Fund intends to make timely distributions sufficient for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes and avoid being subject to U.S. federal income and excise tax.

The Fund’s distributions over time may be affected by numerous factors, including but not limited to changes in its current distribution policy, changes in realized market returns, fluctuations in market interest rates, Fund performance, expense support from the Adviser, and other factors. The Fund cannot assure you that it will achieve investment results that will allow the Fund to make a specified level of cash distributions or periodically increase its distribution rate. The Fund’s distribution policy may be changed at any time by the Board.

Subject to the possibility of return of capital distributions and other adjustments or relevant factors (including the expense support currently being paid by the Adviser), the monthly distributions that Common Shareholders are expected to receive from the Fund will be derived from net income and gain after payment of Fund expenses. The Fund’s cash available for distribution may vary widely over the short and long term.

Portfolio Turnover Risk

The Fund may engage in short-term trading strategies, as part of its cash management strategy in connection with inflows and repurchase offers, and securities may be sold without regard to the length of time held when, in the opinion of the Subadviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher transaction costs and may generate short-term capital gains taxable as ordinary income, which may have a negative impact on the Fund’s performance over time.

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Cyber Security Risk

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the disaster recovery systems of the Fund, Adviser and Subadviser, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund, the Adviser and/or the Subadviser’s computer-based data processing, transmission, storage, and retrieval systems or destroy data. If the Adviser and/or the Subadviser were unavailable in the event of a disaster, the Fund’s ability to effectively conduct its business could be severely compromised.

The Fund, Adviser and Subadviser depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, the computer systems of the Fund, Adviser and/or Subadviser could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins, “phishing” attempts or unauthorized tampering. Like other companies, the Fund, Adviser and Subadviser may experience threats to their data and systems, including malware and computer virus attacks, impersonation of authorized users, unauthorized access, system failures and disruptions. The Fund does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to the Fund, the Adviser, the Subadviser, Common Shareholders and/or a borrower (direct or indirect), each of which would be negatively impacted. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the computer systems and networks of the Fund, Adviser or Subadviser, or otherwise cause interruptions or malfunctions in the Fund’s operations, which could result in damage to the Fund’s reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Anti-Takeover and Other Provisions in the Declaration of Trust

The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for re-election on a regular basis, although they may stand for re-election in connection with the election of another Trustee. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders. However, these anti-takeover provisions may also inhibit certain changes of control that could benefit shareholders, such as by leading to improvements in Fund operations, by leading to increased returns of capital to shareholders or through other means. The Declaration of Trust, including the anti-takeover provisions contained therein, was considered and ratified by the Fund’s Board of Trustees. See “Anti-Takeover and Other Provisions in the Declaration of Trust.”

U.S. Government Obligations Risk

Not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

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Management of the Fund

Trustees and Officers

Pursuant to the Declaration of Trust and By-Laws, the Fund’s business and affairs are managed under the direction of the Board of Trustees, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board of Trustees consists of nine members, seven of whom are not “interested persons” of the Fund (as defined in the 1940 Act). The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Adviser and Subadviser

First Eagle Investment Management, LLC (the “Adviser”) serves as the investment adviser for the Fund. Subject to the supervision of the Board of Trustees, the Adviser is responsible for managing the investment activities of the Fund and the Fund’s business affairs.

The Adviser is located at 1345 Avenue of the Americas, New York, New York 10105. The Adviser is a subsidiary of First Eagle Holdings, Inc. A controlling interest in First Eagle is owned by private equity funds managed by Genstar Capital. With a heritage that dates back to 1864, the Adviser offers a variety of investment management services. In addition to the Fund, its clients include other interval funds, mutual funds, exchange-traded funds, pooled vehicles, corporations, foundations, major retirement plans and high net worth individuals. As of March 31, 2026, the Adviser had approximately $147.56 billion in assets under management.

Napier Park Global Capital (US) LP (“Napier Park” or the “Subadviser” and together with the Adviser, the “Advisers”) serves as the Fund’s investment subadviser. Napier Park is located at 280 Park Avenue, 3rd Floor, New York, NY 10017, USA Napier Park is a global alternative investment adviser known for its management of collateralized loan obligations, separately managed accounts and commingled funds. The portfolio management team of the Subadviser, including at the Subadviser’s predecessor firm, has been investing in public securities, including mortgage-backed securities, asset-backed securities, and consumer debt, since 2008, and has been investing in private real estate debt since 2015. The Subadviser is an indirect wholly-owned subsidiary of the Adviser. As of December 31, 2025, Napier Park, together with First Eagle Alternative Credit, LLC (“FEAC”), Regatta Loan Management and Napier Park CMV, had approximately $41 billion in assets under management.2

Rajesh Agarwal is a portfolio manager with Napier Park and, supported by a team of analysts, is responsible for the day-to-day management of the Fund.

Management and Subadvisory Agreements

Pursuant to a management agreement with the Fund (the “Management Agreement”), the Adviser is responsible for the management of the Fund’s portfolio. In return for its investment advisory services, the Fund pays the Adviser a monthly fee at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. Managed Assets includes assets purchased with borrowed money including, for this purpose, amounts attributable to the Fund’s use of reverse repurchase agreement financing.

The Adviser will review the performance of the Subadviser and make recommendations to the Board with respect to the retention of subadvisers and the renewal of contracts. The Adviser may also provide investment advisory services directly to the Fund, including with respect to certain determinations that may be required of the Adviser in respect of co-investments with affiliates in accordance with any applicable exemptive relief from the SEC. See “Potential Conflicts of Interest Risk—Allocation of Investment Opportunities” above for more information.

The Adviser also performs certain non-investment advisory administrative, accounting, operations, legal, compliance and other services on behalf of the Fund, and in accordance with the Management Agreement, the Fund reimburses the Adviser for costs and expenses (including overhead and personnel costs) associated with such services. These reimbursements may not exceed an annual rate of 0.05% of the Fund’s average daily net assets. Those reimbursements comprise a portion of the “Other Expenses” in the fees and expenses table in this prospectus.

The management services of the Adviser to the Fund are not exclusive under the terms of the Management Agreement and the Adviser is free to, and does, render management services to others.

2 With respect to managed CLO warehouses, AUM are representative of the maximum commitment (par value of facility). AUM are inclusive of Regatta Loan Management assets.

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The Management Agreement provides that the Adviser will not be liable for any error of judgment by the Adviser or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence or reckless disregard of duties. The Management Agreement provides that it will terminate automatically if assigned (as defined in the 1940 Act), and that it may be terminated without penalty by either the Adviser or the Fund by the Board of Trustees or vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) upon not more than 60 days’, nor less than 30 days’, written notice. The Management Agreement will have an initial term of two years and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Trustees in accordance with the requirements of the 1940 Act.

The Adviser has entered into a subadvisory agreement with Napier Park relating to the Fund (the “Subadvisory Agreement”). The Subadvisory Agreement provides that the Subadviser will furnish investment advisory services in connection with the management of the Fund. For its services under the Subadvisory Agreement, the Adviser pays the Subadviser a monthly fee at the annual rate of 0.625% of the average daily value of the Fund’s Managed Assets managed by the Subadviser. Managed Assets includes assets purchased with borrowed money including, for this purpose, amounts attributable to the Fund’s use of reverse repurchase agreement financing. No advisory fee will be paid by the Fund directly to the Subadviser.

Under the Subadvisory Agreement, the Subadviser, subject to the supervision of Adviser, is responsible for managing the assets of the Fund in accordance with the Fund’s investment objective, investment strategies and policies. The Subadviser determines what securities and other instruments are purchased and sold for the Fund. The Adviser continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises the Subadviser’s performance of such services. The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, the Adviser, or the Subadviser upon not more than 60 days’, nor less than 30 days’, written notice. The Subadvisory Agreement will have an initial term of two years and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Trustees in accordance with the requirements of the 1940 Act.

The Subadvisory Agreement provides that the Subadviser will not be liable for any error of judgment by the Subadviser or for any loss suffered by the Fund in connection with the matters to which the Subadvisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence or reckless disregard of duties. The Subadvisory Agreement provides that it will terminate automatically if assigned (as defined in the 1940 Act), and that it may be terminated without penalty by either the Subadviser or the Fund by the Board of Trustees or vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) upon not more than 60 days’, nor less than 30 days’, written notice. The Subadvisory Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually by the Board in accordance with the requirements of the 1940 Act.

Napier Park also performs administrative services in connection with certain subsidiaries of the Fund (at no additional cost to the Fund). Napier Park also may have structuring responsibility and authority in respect of these subsidiaries, with any related responsibility and authority understood to be limited by the terms of the Subadvisory Agreement.

A discussion regarding the basis of the Board of Trustees’ initial approval of the Management Agreement and the Subadvisory Agreement is available in the Fund’s Form N-CSR for the period ended June 30, 2025.

During periods when the Fund is using leverage, if any, the fees paid to the Adviser and Subadviser will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s Managed Assets (including assets attributable to such leverage).

Portfolio Manager

Rajesh Agarwal is a portfolio manager with Napier Park and, supported by a team of analysts, is responsible for the day-to-day management of the Fund. His professional background is below.

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Rajesh Agarwal is Senior Managing Director and Portfolio Manager and is Head of the Real Estate Debt Strategy at Napier Park. Napier Park separated from Citigroup’s alternative investment arm, Citi Capital Advisors, in February 2013. Prior to joining Citi Capital Advisors in March 2008, Rajesh was a Managing Partner and Portfolio Manager in HSPI, LP formerly affiliated with Halcyon from 2006-2008. Prior to joining Halcyon from 2004-2006, Rajesh was a Senior Analyst at Merrill Lynch Investment Managers (“MLIM”), where he served as lead analyst for asset selection across residential housing sectors (Prime/Alt-A/Sub-Prime) and CDOs for three high-grade CDO deals launched and managed by MLIM. Prior to joining ABS/MBS research, he worked in the Global Markets and Investment Banking group at Merrill Lynch from 1998-2004. From 1996-1998, Rajesh was a Senior Engineer at Simulation Sciences, Inc., where he developed simulation algorithms used by the chemical industry. Rajesh received a Ph.D. in Chemical Engineering and an MS in Chemical Engineering, both from the University of Texas at Austin.

Additional information regarding the portfolio manager’s compensation, other accounts managed and ownership of the Common Shares is available in the SAI. The portfolio manager is supported in his duties by a team of investment professionals employed by the Adviser and/or the Subadviser.

Control Persons

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of the date of this prospectus, there were no control persons of the Fund.

Plan of Distribution

FEF Distributors, LLC (the “Distributor”), an affiliate of the Adviser and Subadviser, serves as the principal underwriter and distributor of the Fund’s Common Shares pursuant to a distribution contract (the “Distribution Contract”) with the Fund. The Distributor, located at 1345 Avenue of the Americas, New York, New York 10105, is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor is a wholly-owned subsidiary of the Adviser. None of the Adviser, the Subadviser or the Distributor intend to make a market in the Common Shares.

The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.

Common Shares of the Fund are continuously offered through the Distributor and/or certain financial intermediaries that have agreements with the Distributor (“authorized dealers”). In turn, these authorized dealers may designate other intermediaries to receive purchase and redemption orders on the Distributor’s behalf (“designated intermediaries”). As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The Common Shares will be offered at NAV per share (plus any applicable sales load) calculated each regular business day. Please see “Net Asset Value” below.

The Fund and the Distributor have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.

The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Common Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Investors should consider Common Shares of the Fund to be an illiquid investment. None of the Adviser, the Subadviser or the Distributor intends to make a market in the Fund’s Common Shares.

The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the 1933 Act and in connection with the services rendered to the Fund.

Share Classes

The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it intends to comply with the terms of Rule 18f-3 as a condition of the Exemptive Relief which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees.

Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations,

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qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

Currently, Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares are available for purchase. The Fund has been granted Exemptive Relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. The Fund may offer additional classes of shares in the future. Each share class will represent an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.

Class I Shares are offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Class I Shares may be offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and individuals that can meet the minimum investment amount.

Class W Shares are offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Class W Shares may be offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and individuals that can meet the minimum investment amount.

Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares are not available for purchase directly from the Distributor and are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Distributor to sell Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and/or Class A-4 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.

Individual shareholders who hold Common Shares through financial intermediaries, pensions or profit sharing plans may not be eligible to hold Common Shares of the Fund outside of their respective financial intermediary platform or plan.

Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares Distribution Service Plan

The Fund has adopted a Distribution Service Plan for the Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares of the Fund. The Distribution Service Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it intends to comply with the terms of Rule 12b-1 as a condition of the Exemptive Relief which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees. The Distribution Service Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Common Shareholders may purchase or hold Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and/or Class A-4 Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares and may cost you more than other types of sales charge.

The maximum annual rate at which the distribution and/or service fees may be paid under the Distribution Service Plan is 0.50% for Class A-1 Shares, 0.75% for Class A-2 Shares, 0.75% for Class A-3 Shares and 0.50% for Class A-4 Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares, respectively).

Shareholder Services Expenses

Certain broker-dealers or other intermediaries perform services that otherwise could be handled by the Fund’s Transfer Agent. These services may include preparing and distributing client statements, tax reporting, order-processing and client relations. As a result, these third parties may charge fees (sometimes called “sub-transfer agency fees” or “sub-accounting fees”) to the Fund for these services. The Fund may pay for such services outside of a Rule 12b-1 Plan (meaning in addition to or instead of as Rule 12b-1 fees) so long as such compensation does not exceed certain limits set from time to time by the Board of Trustees in consultation with management. Arrangements may involve a dollar per-

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account fee, an asset-based fee, transaction or other charges, cost reimbursement or, in some cases, a combination of these inputs.

Sub-transfer agency fees can comprise a substantial portion of the Fund’s ongoing expenses. While the Adviser and the Distributor consider sub-transfer agency fees to be payments for services rendered, they represent an additional business relationship between these sub-transfer agents and the Fund that often results, at least in part, from past or present sales of Fund shares by the sub-transfer agents or their affiliates. The Adviser, the Distributor or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See “Revenue Sharing” below.

Revenue Sharing

The Distributor, Adviser or an affiliate may make cash payments from their own resources to broker-dealers or financial intermediaries for various reasons. These payments, often referred to as “revenue sharing,” may support the delivery of services to the Fund or shareholders in the Fund, including transaction processing and sub-accounting services.

These payments also may serve as an incentive to sell Fund Shares or to promote shareholder retention. As such, the payments may go to firms providing various marketing support or other promotional services relating to the Fund, including advertising and sales meetings, as well as inclusion of the Fund in various promotional and sales programs. Marketing support services also may include business planning assistance, broker-dealer education about the Fund and shareholder financial planning assistance.

Revenue sharing payments may include any portion of the sub-transfer agency fees (described in the preceding section) that exceed the limits for those fees established by the Board of Trustees in consultation with management and which, accordingly, the Fund does not pay. They also may include other payment requirements of a broker-dealer or another third-party intermediary, including certain agreed upon “finder’s fees” as described in greater detail under “Early Withdrawal Charges—Class A-2 Shares and Class A-4 Shares.”

The Distributor, Adviser or an affiliate pays all such payments out of its (or their) own resources. Such payments are in addition to any recordkeeping, sub-transfer agency/networking fees payable by the Fund (through the Distributor or otherwise) to others for performing such services and Rule 12b-1 or service plan payments described elsewhere in this prospectus. Revenue sharing payments may be structured, among other means, as: (i) a percentage of sales; (ii) a percentage of net assets; (iii) a flat fee per transaction; (iv) a fixed dollar amount; or (v) some combination of any of these. In many cases, revenue sharing arrangements may be viewed as encouraging sales activity or retention of assets in the Fund. Generally, any revenue sharing or similar payments are requested by the party receiving them, often as a condition of distribution, but they are subject to negotiation as to their structure and scope.

The Distributor, Adviser or an affiliate also may pay from their own resources for travel and other expenses, including lodging, entertainment and meals, incurred by brokers for attending diligence or informational meetings with the Fund’s investment professionals. The Distributor, Adviser or an affiliate also may pay for costs of organizing and holding such meetings and also may make payments to or on behalf of brokers or other financial intermediaries for other types of events, including pre-approved conferences, seminars or sales or training programs, and may provide small gifts and/or entertainment as permitted by applicable rules. The Distributor, the Adviser or an affiliate also may pay fixed fees for the listing of the Fund on a broker-dealer’s or financial intermediary’s system. This compensation is not included in, and is made in addition to, the compensation described in the preceding paragraph.

Please be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to more positively consider the Fund relative to mutual funds either not making payments of this nature or making smaller such payments. A shareholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly. The Fund’s Statement of Additional Information includes a listing of certain parties receiving revenue sharing payments in respect of the Fund.

Purchasing Shares

The following section provides basic information about how to purchase Common Shares of the Fund.

The Fund typically does not offer or sell its shares to non-U.S. residents. For purposes of this policy, a U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.

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If you are eligible to buy Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and/or Class W Shares, you should buy Class I Shares or Class W Shares because Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares may be subject to sales charges and will pay an annual distribution and/or service fee.

Individual shareholders who purchase Common Shares through financial intermediaries, pensions or profit sharing plans may not be eligible to hold Common Shares outside of their respective plan or financial intermediary platform.

Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares

Eligible investors may purchase Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares through their broker-dealer or other financial firm. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares are not available for purchase directly from the Distributor.

Through your broker-dealer or other financial firm. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Fund’s distributor to offer Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and/or Class A-4 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Your broker-dealer or other financial firm may establish different minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm and instructions for buying, selling, exchanging, or transferring Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and/or Class A-4 Shares must be submitted by your broker-dealer or other financial firm on your behalf.

Class I Shares and Class W Shares

Eligible investors may purchase Class I Shares and Class W Shares in the following ways:

•	Through your broker-dealer or other financial firm. Class I Shares and Class W Shares may be offered through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Class I Shares and Class W Shares may also be offered to investors in pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and individuals that can meet the minimum investment amount. Your broker-dealer or other financial firm may establish different minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm. If you purchase shares through a broker-dealer or other financial firm, instructions for buying, selling, exchanging or transferring Class I Shares and Class W Shares must be submitted by your financial firm or broker-dealer on your behalf.

•	Through the Distributor. You should discuss your investment with your financial advisor before you make a purchase to be sure the Fund is appropriate for you. Individual investors who meet the minimum investment amount and wish to invest directly in Class I Shares and Class W Shares may obtain an Account Application online at www.FirstEagle.com or by calling (800) 334-2143. If you do not list a financial advisor and his/her brokerage firm on the Account Application, the Distributor is designated as the broker of record, but solely for the purpose of acting as your agent to purchase shares.

The completed Account Application may be submitted using the following methods:

Overnight Mail:	First Eagle Real Estate Debt Fund c/o SS&C GIDS, Inc. 801 Pennsylvania Avenue Suite 219324 Kansas City, MO 64105-1307

Regular Mail:	First Eagle Real Estate Debt Fund PO Box 219324 Kansas City, MO 64105-9324

For inquiries, please call (800) 334-2143.

Payment for the purchase of Common Shares may be made by check payable to the transfer agent and sent to the Regular Mail address above; or by wiring federal funds to:

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State Street Bank and Trust Boston, MA

ABA:	011 000 028
Account#:	75000125
Account Name:	First Eagle Real Estate Debt Fund
FFC:	(include First Eagle Real Estate Debt Fund and Account Number)

In order to receive the current day’s NAV, order instructions must be received in good order prior to the close of regular trading on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m., Eastern time) (“NYSE Close”). Instructions must include the name and signature of an appropriate person designated on the Account Application (“Authorized Person”), account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.

An investor may place a purchase order for Common Shares without first wiring federal funds if the purchase amount is to be derived from an advisory account managed by the Adviser or one of its affiliates, or from an account with a broker-dealer or other financial firm that has established a processing relationship with the Fund on behalf of its customers.

Investment Minimums

Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares. The following investment minimums apply for purchases of Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares:

Initial Investment	Subsequent Investments
$2,500 per account	$100

Class I Shares. The following investment minimums apply for purchases of Class I Shares:

Initial Investment	Subsequent Investments
$1 million per account	None

Class W Shares. The following investment minimums apply for purchases of Class W Shares:

Initial Investment	Subsequent Investments
$1 million per account	None

The current aggregate net asset value of a Qualifying Investor’s (as defined below) accounts in any of the Eligible Funds may qualify for purposes of meeting the initial investment minimum amounts.

The initial investment minimums may be modified for certain financial firms that submit orders on behalf of their customers. The Fund or the Distributor may lower or waive the minimum initial investment for certain classes of shares or categories of investors at their discretion. The minimum initial investment may also be modified for current officers, trustees, directors, and employees of the Fund, First Eagle, the Adviser, the Subadviser, the Distributor, certain other subsidiaries of First Eagle, Genstar Capital, employees of certain firms providing services to the Fund (such as the custodian and the shareholder servicing agent), and to the immediate family members of any such persons or to any trust, pension, profit-sharing or other benefit plan for only such persons. In addition, the Fund or the Distributor may lower or waive the minimum initial investment for certain classes of shares or categories of investors at their discretion.

Additional Investments. An investor may purchase additional Common Shares at any time. If you invest in Common Shares through a broker-dealer, contact your financial firm for information on purchasing additional Common Shares.

Other Purchase Information. Purchases of a Fund’s Common Shares will be made in full and fractional shares.

The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.

In the interest of economy and convenience, certificates for shares will not be issued.

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Sales Charge—Class A-2 Shares and Class A-4 Shares

This section includes important information about sales charge reduction programs available to investors in Class A-2 and Class A-4 Shares of the Fund and describes information or records you may need to provide to the Distributor or your financial firm in order to be eligible for sales charge reduction programs.

Unless you are eligible for a waiver, the public offering price you pay when you buy Class A-2 Shares or Class A-4 Shares of the Fund is the NAV of the shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below.

No sales charge is imposed where Class A-2 Shares or Class A-4 Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. For investors investing in Class A-2 Shares or Class A-4 Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount.

Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.

Class A-2 Shares and Class A-4 Shares are subject to a 2.50% maximum sales charge as a percentage of the offering price (2.56% as a percentage of net amount invested).

Class A-2 Shares and Class A-4 Shares are subject to the following sales charge:

	As a Percentage of		Dealer
Dollars Invested	Offering Price	Net Amount Invested	Allowance as a Percentage of Offering Price
Less than $100,000	2.50%	2.56%	2.50%
$100,000 but less than $250,000	2.00%	2.04%	2.00%
$250,000 or over*	0.00%	0.00%	1.50%

*	As shown, investors that purchase $250,000 or more of the Fund’s Class A-2 Shares and/or Class A-4 Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A-2 Shares or Class A-4 Shares will be subject to an early withdrawal charge of 1.50% if the shares are repurchased during the first 12 months after their purchase. See “Early Withdrawal Charges—Class A-2 Shares and Class A-4 Shares” and “Sales at Net Asset Value” below.

Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A-2 Shares and Class A-4 Shares through utilization of the Combined Purchase Privilege, Right of Accumulation, Letter of Intent or Reinstatement Privilege (as discussed below). These programs will apply to purchases of other closed-end interval funds for which First Eagle Investment Management, LLC is the investment adviser in the future as well as any open-end funds advised by First Eagle Investment Management, LLC that offer Class A-2 Shares and/or Class A-4 Shares (“Eligible Funds”). These programs are described below.

Combined Purchase Privilege and Right of Accumulation (Breakpoints). A Qualifying Investor (as defined below) may qualify for a reduced sales charge on Class A-2 Shares and Class A-4 Shares at the breakpoint levels disclosed herein by combining concurrent purchases of the Class A-2 Shares and Class A-4 Shares of the Fund with purchases of any share class of one or more Eligible Funds into a single purchase (the “Combined Purchase Privilege”). In addition, a Qualifying Investor may obtain a reduced sales charge on Class A-2 Shares and Class A-4 Shares of the Fund by adding the purchase value of Class A-2 Shares and Class A-4 Shares of the Fund with the current aggregate NAV of all shares of any Eligible Fund held by accounts for the benefit of such Qualifying Investor (the “Right of Accumulation” or “Cumulative Quantity Discount”).

The term “Qualifying Investor” includes any account having the same mailing address or tax identification number. Therefore, if you purchase shares for several accounts at the same time, you may combine these investments into a single transaction to reduce the applicable sales charge. You may not combine individual accounts with corporate/partnership accounts for purposes of reducing the sales charge.

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Letter of Intent. Investors will not pay a sales charge on purchases of Class A-2 Shares or Class A-4 Shares of the Fund by means of a written Letter of Intent which expresses an intent to invest not less than $250,000 within a period of 13 months in shares of any Eligible Fund(s). Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a single purchase of the dollar amount indicated in the Letter of Intent. The value of the investor’s account(s) linked to a Letter of Intent will be included at the start date of the Letter of Intent. A Letter of Intent is not a binding obligation to purchase the full amount indicated. Shares purchased with the first 2.5% of the amount indicated in the Letter of Intent will be held in escrow (while remaining registered in your name) to secure payment of the higher sales charges applicable to the shares actually purchased in the event the full intended amount is not purchased. If the full amount indicated is not purchased, a sufficient amount of such escrowed shares will be involuntarily repurchased to pay the additional sales charge applicable to the amount actually purchased, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Eligible Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released. Repurchases during the Letter of Intent period will not count against the shareholder.

In making computations concerning the amount purchased for purposes of a Letter of Intent, market appreciation in the value of the shareholder’s shares of Eligible Funds will not be included.

•	Method of Valuation of Accounts. To determine whether a shareholder qualifies for a reduction in sales charge on a purchase of Class A-2 Shares or Class A-4 Shares of the Fund, the public offering price of the shares is used for purchases relying on the Combined Purchase Privilege or a Letter of Intent and the amount of the total current purchase (including any sales load) plus the NAV (at the close of business on the day of the current purchase) of shares previously acquired is used for the Right of Accumulation.

Reinstatement Privilege. A Class A-2 Shareholder or Class A-4 Shareholder who has caused any or all of his or her shares to be repurchased may reinvest all or any portion of the repurchase proceeds in Class A-2 Shares or Class A-4 Shares of any Eligible Fund at NAV without any sales charge, provided that such reinvestment is made within 90 calendar days after the repurchase date.

Sales at Net Asset Value. In addition to the programs summarized above, Class A-2 Shares and Class A-4 Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to certain types of accounts or account holders, including: individuals or accounts having certain relationships with the Fund, certain of its affiliates, certain broker-dealers or the Distributor; individuals purchasing shares through certain types of omnibus or wrap accounts; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. At this time, there are no such arrangements with any specific broker-dealers. Please see the SAI for additional details.

Exchanges. Exchanges of Common Shares for Class A-2 Shares or Class A-4 Shares of the Fund will not be subject to a sales charge.

Early Withdrawal Charges—Class A-2 Shares and Class A-4 Shares

Unless you are eligible for a waiver, if you purchase $250,000 or more of Class A-2 Shares or Class A-4 Shares (and, thus, pay no initial sales charge) of the Fund, you will generally be subject to a 1.50% early withdrawal charge (“EWC”) if your Class A-2 Shares or Class A-4 Shares are repurchased within 12 months of their purchase. However, if the financial firm through which you purchased your Shares does not receive a “finder’s fee” from the Distributor at the time of purchase, you will not be subject to an EWC upon repurchase. The Class A-2 and Class A-4 EWC does not apply if you are otherwise eligible to purchase Class A-2 Shares or Class A-4 Shares without an initial sales charge or are eligible for a waiver of the EWC.

The Distributor may pay dealers of record “finder’s fee” commissions of up to 1.50% of purchases of Class A-2 Shares or Class A-4 Shares not previously subject to a front-end sales charge or dealer commission paid by the investor.

These finder’s fee commissions will be paid with respect to (i) purchases aggregating (on a single trade date) $250,000 or more by any “person,” which term includes any account having the same mailing address or tax identification number; (ii) accounts with completed letters of intention of $250,000 or more; and (iii) certain group retirement plans investing through an omnibus account making any single purchase of Class A-2 Shares or Class A-4 Shares of $250,000 or more. Subsequent purchases will need to aggregate $250,000 or more to be eligible for this commission (and appropriate documentation will be required to verify additional aggregations). Finder’s fee commissions also may be paid under certain other circumstances. Your dealer will advise you if any such commissions are paid with respect to your account.

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How EWCs on Class A-2 Shares and Class A-4 Shares will be Calculated

An EWC is imposed on repurchases of Class A-2 Shares or Class A-4 Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC.

The following rules apply under the method for calculating EWCs:

•	Common Shares acquired through the reinvestment of dividends or capital gains distributions will be repurchased first and will not be subject to any EWC.

•	For the repurchase of all other Common Shares, the EWC will be based on either your original purchase price or the then current NAV of the Common Shares being sold, whichever is lower. To illustrate this point, consider Common Shares purchased at an NAV of $10. If the Fund’s NAV per Common Share at the time of repurchase is $12, the EWC will apply to the purchase price of $10. If the NAV per Common Share at the time of repurchase is $8, the EWC will apply to the $8 current NAV per Common Share.

EWCs will be deducted from the proceeds of your repurchase, not from amounts remaining in your account.

In determining whether an EWC is payable, it is assumed that you will have repurchased first the lot of Common Shares which will incur the lowest EWC.

Reductions and Waivers of Initial Sales Charges and EWCs

The initial sales charges and EWCs on Class A-2 Shares and Class A-4 Shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value” above for information on such reductions or waivers that may be applicable to Class A-2 Share and Class A-4 Share initial sales charges.

EWCs on Class A-2 Shares and Class A-4 Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship, which shall be determined in the sole discretion of the Distributor, and there will be minimal cost borne by the Distributor associated with the repurchase, which shall be determined in the sole discretion of the Distributor. In addition, investors will not be subject to EWCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Required Shareholder Information and Records. In order for investors in Class A-2 Shares and/or Class A-4 Shares of the Fund to take advantage of sales charge reductions, an investor or his or her financial firm must notify the Fund that the investor qualifies for such a reduction. If the Fund is not notified that the investor is eligible for these reductions, the Fund will be unable to ensure that the reduction is applied to the investor’s account. An investor may have to provide certain information or records to his or her financial firm or the Fund to verify the investor’s eligibility for breakpoint discounts or sales charge waivers.

An investor may be asked to provide information or records, including account statements, regarding shares of the Fund or other Eligible Funds held in:

•	any account of the investor at another financial firm; and

•	accounts of Qualifying Investors at any financial firm.

Exchanging Shares

Intra-Fund Exchanges: Shares of one class of the Fund may be exchanged at any time, at a shareholder’s option, directly for shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels is described under “Purchasing Shares” and “Investment Minimums” above.

Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange. Intra-fund exchanges generally should not result in the realization of income or gain for U.S. federal income tax purposes.

Financial Intermediary-Directed Exchanges: Financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to exchange shares of one class of Common Shares of the Fund for shares of another class of Common Shares of the Fund, or exchange Common Shares of the Fund for the

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same class or another class of common shares of another Eligible Fund. Any such exchange will not be subject to a sales charge. Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares of the Fund are, however, subject to higher annual operating expenses than Class I Shares and Class W Shares. See “Summary of Fund Expenses.” The Fund will only complete such an exchange at the direction of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.

Shares Purchased or Held Through Financial Intermediaries

The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases and are generally available through financial firms unless otherwise specified in Appendix A.

The sales charge waivers, discounts and/or breakpoints available through certain other financial intermediaries are set forth in Appendix A to this prospectus (Financial Firm-Specific Sales Charge Waivers and Discounts), which may differ from those available for purchases made directly from the Distributor or certain other financial firms. Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.

While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares and Class W Shares, if you buy Class I Shares or Class W Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

Signature Validation

The following section provides additional information for investors who purchase shares directly from the Fund. If you are investing through a financial intermediary, please contact your financial intermediary directly for more information. A signature guarantee from an acceptable guarantor is required if you want repurchase proceeds sent to an address other than the address of record, to a person other than the registered shareholder(s) for the account or to a bank account number other than the one previously designated. In addition to the situations described above, the Fund and/or the Fund’s transfer agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Information Regarding State Escheatment Laws

Closed-end fund accounts can be considered abandoned property. States increasingly are looking at inactive closed-end fund accounts as possible abandoned or unclaimed property. Under certain circumstances, the Fund may be legally obligated to escheat (or transfer) an investor’s account to the appropriate state’s unclaimed property administrator. The Fund will not be liable to investors or their representatives for good faith compliance with state unclaimed or abandoned property (escheatment) laws. If you invest in the Fund through a financial intermediary, we encourage you to contact your financial intermediary regarding applicable state escheatment laws.

Escheatment laws vary by state, and states have different criteria for defining inactivity and abandoned property. Generally, a closed-end account may be subject to “escheatment” (i.e., considered to be abandoned or unclaimed property) if the account owner has not initiated any activity in the account or contacted the fund for an “inactivity period” as specified in applicable state laws. If the Fund is unable to establish contact with an investor, the Fund will determine whether the investor’s account must legally be considered abandoned and whether the assets in the account must be transferred to the appropriate state’s unclaimed property administrator. Typically, an investor’s last known address of record determines the state that has jurisdiction.

Request for Multiple Copies of Shareholder Documents

To reduce expenses, it is intended that only one copy of the Fund’s prospectus and each annual and semi-annual report (if a paper copy of such reports has been requested), when available, will be mailed to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your shares are held directly with the Fund, call the Fund at (800) 334-2143. You will receive the additional copy within 30 days after receipt of your request by the Fund. Alternatively, if your shares are held through a financial institution, please contact the financial institution directly.

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Electronic Delivery

The Fund can deliver your account statements and fund financial reports electronically. If you are a registered user of FirstEagle.com, you can consent to the electronic delivery of these documents by logging on and changing your mailing preference under “eDelivery.” Should you later wish to receive these documents by mail you can revoke your electronic consent at any time, and we will begin to send paper copies of these documents within 30 days of receiving your notice.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on www.FirstEagle.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive shareholder reports and other communications from the Fund or your financial intermediary electronically by notifying your financial intermediary directly or, if you are a direct investor, by calling (800) 334-2143 or by visiting www.FirstEagle.com. You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your reports. If you invest directly with the Fund, you can call (800) 334-2143 or visit www.FirstEagle.com. Your election to receive reports in paper will apply to all funds held with First Eagle or your financial intermediary.

Acceptance and Timing of Purchase Orders

A purchase order received by the Fund or its designee, authorized dealers or designated intermediaries prior to the NYSE Close, on a day the Fund is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. An order received after the NYSE Close will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the NYSE Close and communicated to the Fund or its designee, authorized dealers or designated intermediaries prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm.

The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a Business Day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. Purchase orders will be accepted only on days which the Fund is open for business.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Common Shares. The sale of Common Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Verification of Identity and Anti-Money Laundering Compliance

After an account is opened, the Fund may restrict your ability to purchase additional Common Shares until your identity is verified. The Fund also may close your account and redeem your shares or take other appropriate action if it is unable to verify your identity.

The Fund and the Distributor are required to comply with various anti-money laundering laws and regulations. Consequently, the Fund or the Distributor may request additional information from you to verify your identity and source of funds. For individual investors, such information typically will include name, address, date of birth, and Social Security number. Such information also may include requests for documents such as driver’s license or other government-issued identification. For entity investors, such information typically will include name, principal business address, taxpayer identification number, corporate documents such as articles of incorporation, trust or partnership agreements, By-Laws and similar documents, and also may include requests for documents confirming the authority and identity of those having control over the entity or its trading.

If the Fund or Distributor believes the information submitted does not provide adequate identity verification, it reserves the right to reject the establishment of your account or close the account at its current NAV. If, at any time, the Fund believes

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an investor may be involved in suspicious activity, or if certain account information matches data on government lists of suspicious persons, the Fund or Distributor may choose to prohibit the establishment of a new account for the purchase of Fund Shares or may be required to “freeze” an account. They also may be required to provide a governmental agency or another financial institution with information about transactions that have occurred in a shareholder’s account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund or the Distributor to inform the investor it has taken the actions described above.

Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above.

Contractual Arrangements

The Fund is a party to contractual arrangements with various parties who provide services to the Fund, including the Adviser, the Subadviser, the Distributor, the custodian, and the transfer agents, among others. Fund shareholders are not parties to, or intended (“third party”) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual investor or group of investors any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund.

Also, while this prospectus and the Statement of Additional Information describe pertinent information about the Fund, neither this prospectus nor the Statement of Additional Information represents a contract between the Fund and any shareholder or any other party. The Trustees may amend this prospectus, the Statement of Additional Information, and any other contracts to which the Fund is a party, and interpret the investment objective, policies, restrictions and contractual provisions applicable to the Fund without Common Shareholder input or approval, except in circumstances in which Common Shareholder approval is specifically required by law (such changes to fundamental investment policies) or where a Common Shareholder approval requirement is specifically disclosed in this prospectus or Statement of Additional Information.

Periodic Repurchase Offers

The Fund is a closed-end Interval Fund, a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental policy to make offers to repurchase Common Shares. No shareholder will have the right to require the Fund to repurchase its Common Shares, except as permitted by the Fund’s Interval Fund structure. No public market for the Common Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Common Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its outstanding Common Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV subject to approval of the Board of Trustees. The schedule requires the Fund to make repurchase offers approximately every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers approximately every three months. As discussed below, the date on which the repurchase price for Common Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

The date by which shareholders wishing to tender Common Shares for repurchase must respond to the repurchase offer will be no more than fourteen days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

•	The percentage of outstanding Common Shares that the Fund is offering to repurchase and how the Fund will purchase Common Shares on a pro rata basis if the offer is oversubscribed.
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•	The date on which a shareholder’s repurchase request is due.

•	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).

•	The date by which the Fund will pay to shareholders the proceeds from their Common Shares accepted for repurchase.

•	The NAV of the Common Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV thereafter.

•	The procedures by which shareholders must tender their Common Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. Shareholders that hold shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender shares on their behalf. The Repurchase Request Deadline will be strictly observed. If a shareholder’s repurchase request is not submitted to the Fund’s transfer agent in properly completed form by the Repurchase Request Deadline, the shareholder will be unable to sell his or her shares to the Fund until a subsequent repurchase offer, and the shareholder’s request for that offer must be resubmitted. If a shareholder’s Authorized Intermediary will submit his or her repurchase request, the shareholder should submit his or her request to the Authorized Intermediary in the form requested by the Authorized Intermediary sufficiently in advance of the Repurchase Request Deadline to allow the Authorized Intermediary to submit the request to the Fund. If a shareholder’s Authorized Intermediary is unable or fails to submit the shareholder’s request to the Fund in a timely manner, or if the shareholder fails to submit his or her request to the shareholder’s Authorized Intermediary, the shareholder will be unable to sell his or her shares to the Fund until a subsequent repurchase offer, and the shareholder’s request for that offer must be resubmitted. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by visiting www.FirstEagle.com or calling the Fund’s transfer agent at (800) 334-2143.

Repurchase Fee

The Fund does not currently charge a repurchase fee. However, in the future the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce a repurchase fee if the Adviser or Subadviser determines that the repurchase is offset by a corresponding purchase by the same or other investor or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described in this paragraph, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer: (1) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to

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determine the value of its net assets; or (3) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Common Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Common Shares that may be repurchased by the Fund, which is currently expected to be 5% of the Fund’s outstanding Common Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Common Shares up to a maximum amount of 2% of the outstanding Common Shares of the Fund. If the Fund determines not to repurchase additional Common Shares beyond the repurchase offer amount, or if shareholders tender an amount of Common Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Common Shares tendered on a pro rata basis. However, the foregoing will not prohibit the Fund from accepting all Common Shares tendered for repurchase by shareholders who own less than one hundred (100) Common Shares and who tender all of their Common Shares, before prorating Common Shares tendered by other shareholders; provided that if a shareholder holds his or her shares through an Authorized Intermediary, such shareholder’s Authorized Intermediary may not be willing or able to arrange for this treatment on the shareholder’s behalf.

If any Common Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Common Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.

In anticipation of the possibility of proration, some shareholders may tender more Common Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Common Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Common Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Common Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of the Fund—Repurchase Offers Risk” above. In addition, the repurchase of Common Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Certain U.S. Federal Income Tax Matters” below.

Net Asset Value

The Fund’s NAV per Share is computed by dividing the total current value of the assets of the Fund, less its liabilities, by the total number of Shares outstanding at the time of such computation. The Fund computes its NAV per Share as of the close of trading on each day the New York Stock Exchange (“NYSE”) is open for trading.

Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, such holdings may be “fair valued” in accordance with procedures adopted by the Board of Trustees (the “Fair Value Procedures”). The Board of Trustees has delegated day-to-day responsibility for implementing the portfolio valuation process set forth in the Fund’s valuation policy, as amended from time to time, to the Adviser and the Subadviser, and has authorized the use of independent third-party pricing and valuation services that have been approved by the Board of Trustees.

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Public real estate investments, which typically will be publicly traded debt securities, are valued primarily using prices provided by approved independent pricing services. If prices from approved independent pricing services are not available, broker prices will be used. If neither the price from the approved service providers nor the broker price is available, the security will be fair valued in accordance with the Fair Value Procedures. The Adviser and Subadviser will receive daily monitoring reports from the Fund’s administrator, including information relevant to the pricing analysis for these investments.

Private real estate investments, including Residential Transitional Loans, Land Banking investments and Residential Mezzanine Loans, are valued as follows:

Residential Transitional Loans and Land Banking investments may be valued at cost for a period following closing. Otherwise, these investments primarily are valued by the Fund’s administrator using prices provided by approved independent pricing services, generally updated on a monthly basis and reflecting pricing models that include inputs like estimated cash flows and performance/delinquency adjustments and forecasts. These prices are reviewed by the Subadviser to confirm that the valuation provided is within a reasonable range. For Residential Transitional Loans, the Subadviser will receive monthly monitoring reports from the loan servicer, including information relevant to the pricing analysis for these investments (e.g., delinquency rates). Information from monitoring reports and from the Subadviser’s proprietary due diligence review of these investments is provided to the Fund’s administrator and/or the independent pricing service provider, which will incorporate relevant information in its pricing analysis.

Mezzanine Loans may be valued at cost for a period following closing. Otherwise, these investments primarily are valued by the Fund’s administrator using prices provided by approved independent pricing services, generally updated on a monthly basis and reflecting pricing models that include inputs like estimated cash flows, comparable credit spreads, and comparable company transactions.

Other private real estate investments are expected to be valued primarily using broker prices or approved independent pricing services. If neither pricing service nor broker prices are available, the investment will be fair valued in accordance with the Fair Value Procedures.

Repurchase agreements and reverse repurchase agreement are valued at contract amount plus accrued interest.

Swaps are marked-to-market daily based on valuations from independent pricing services or broker dealers.

Exchange-traded options are valued at the official closing price and futures are valued at the settlement price determined by the relevant exchange. In the absence of an official closing price, the last sale price, a mean of the last available bid-ask quotation, or a bid for long positions or an ask for short positions, or the Bloomberg Options Valuation Model may be utilized to value the respective option. There may be situations when the above information is available but does not align with the pricing of the underlying equity security. If a fund holds a call option position (either a long or written short) on expiration date and that call option is out of the money at the market close, that option can be priced at $0 as it has ceased to exist, which is consistent with the Options Clearing Corporation provision whereby any open option on expiration date is automatically exercised if that option is $0.01 or more in-the-money.

Forward currency contracts are valued at the current cost of covering or offsetting such contracts, by reference to forward currency rates at the time the NYSE closes (normally 4:00 p.m. Eastern Time), as provided by an independent pricing source.

The Fund has controls that allow it to assess changes in the valuations of its portfolio investments. Where market quotations are not readily available, the Subadviser implements notification processes to trigger a revaluation of an underlying asset. The Fund’s administrator will value investments held by the Fund’s consolidated subsidiaries and the Subadviser will provide any information necessary for the Fund’s administrator to make such valuations.

Valuations of Fund investments are disclosed in reports publicly filed with the SEC. The Advisers will provide the Board of Trustees with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.

Under certain circumstances, the NAV per Share of a class of the Fund’s Shares may be different from the per share NAV of another class of shares as a result of the different daily expense accruals applicable to each class of shares.

The Fund calculates the NAV of each class of its Common Shares on a daily basis. In addition, the Fund intends to publicly report the NAV per Share of each class of the Fund on its website on a daily basis. For information on the Fund’s daily NAV, please call the Fund toll-free at (800) 334-2143.

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Distributions

The Fund intends to make regular monthly distributions of all of its net investment income to shareholders. In addition, the Fund intends to distribute any net capital gains to shareholders no less frequently than annually. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at the regular corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income. In addition, the Fund will incur a 4% non-deductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law. As a result, the Fund intends to make timely distributions sufficient for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes and avoid being subject to U.S. federal income and excise tax.

The Fund may distribute less than all of its REIT taxable income earned in a particular period to the extent consistent with maintaining its ability to qualify as a REIT. The distribution rate that the Fund pays on its Common Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation, Fund performance, expense support from the Adviser, and the costs of any leverage obtained by the Fund (including interest expenses on borrowings and distributions payable on any preferred shares issued by the Fund). As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s distribution policy could change. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued distributions on any outstanding preferred shares). For a discussion of the U.S. federal income tax consequences of distributions to shareholders and the Fund, please see “Certain U.S. Federal Income Tax Matters” in this prospectus and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations as a REIT” in the SAI, respectively.

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. If the Fund estimates that a portion of one of its distributions may be comprised of amounts from sources other than net investment income in accordance with its policies and accounting practices, the Fund will notify shareholders of record of the estimated composition of such distribution through a section 19 notice (“Section 19 Notice”). To determine the sources of the Fund’s distributions during the reporting period, the Fund references its internal accounting records at the time the distribution is paid and generally bases its projections of the final tax character of those distributions on the tax characteristics of the distribution reflected in its internal accounting records at the time of such payment. If, based on such records, a particular distribution does not include capital gains or paid-in surplus or other capital sources, a Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records, the Fund’s financial statements presented in accordance with U.S. GAAP, and recordkeeping practices under income tax regulations. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed securities purchased at a discount and periodic payments under interest rate swap contracts. Notwithstanding the Fund’s estimates and projections, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP or the final tax character of those distributions might later report that the sources of those distributions included capital gains and/or a return of capital. Additionally, given differences in tax and U.S. GAAP treatment of certain distributions, the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP might report that the sources of these distributions included capital gains and/or a return of capital.

The 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains currently eligible for favorable income tax rates.

Unless a Common Shareholder elects to receive distributions in cash, all distributions to Common Shareholders whose shares are registered with the plan agent will be automatically reinvested in additional Common Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

Although it does not currently intend to do so, the Board of Trustees may change the Fund’s distribution policy and the amount or timing of distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical net investment income and net short- and long-term capital gains.

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Dividend Reinvestment Plan

Pursuant to the Fund’s dividend reinvestment plan (the “Plan”), all Common Shareholders will have all dividends, including any capital gain dividends, net of any applicable U.S. withholding tax, reinvested automatically in additional Common Shares by SS&C GIDS, Inc., as agent for the Common Shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details.

Common Shares received under the Plan will be issued to you at their NAV on the ex-dividend date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the Plan.

The reinvestment of dividends under the Plan will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “Certain U.S. Federal Income Tax Matters.”

The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. If the Plan is amended to include such service charges, the Plan Agent will include a notification to registered holders of Common Shares with the Plan Agent.

Additional information about the Plan may be obtained from the Plan Agent.

Description of Capital Structure and Shares

Common Shares

The Fund is a statutory trust organized under the laws of Delaware pursuant to a Declaration of Trust governed by the laws of the State of Delaware as amended and restated by the Third Amended and Restated Declaration of Trust, dated as of December 6, 2024. The Fund is authorized to issue an unlimited number of Common Shares. Each Common Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Fund’s Board of Trustees does not intend to grant Common Shareholders any right to receive any distributions from the Fund unless all accrued interest, fees and dividends, if any, with respect to the Fund’s leverage have been paid as of the last preferred dividend payment date, unless certain asset coverage tests with respect to the leverage employed by the Fund are satisfied after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating any preferred shares issued by the Fund have been met. See “Preferred Shares” below. All Common Shares are equal as to distributions, assets and voting privileges and have no conversion, pre-emptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, when available, to all Common Shareholders.

The Fund has no present intention of offering any additional shares other than the Common Shares it may issue under the Fund’s dividend reinvestment plan. Any additional offerings of shares will require approval by the Fund’s Board of Trustees. Any additional offering of Common Shares will be subject to the requirements of the 1940 Act, which provides that shares may not be issued at a price below the then current NAV, exclusive of the sales load, except in connection with an offering to existing Common Shareholders or with the consent of a majority of the Fund’s outstanding voting securities.

The Fund’s NAV per share generally increases when interest rates decline and decreases when interest rates rise. The Fund’s NAV will be reduced immediately following the offering of Common Shares by the amount of the sales load and the amount of the organizational costs and offering expenses paid by the Fund. See “Summary of Fund Expenses.”

The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Common Shares.

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Involuntary Repurchases and Mandatory Redemptions. The Fund, consistent with the requirements of the Fund’s Declaration of Trust and the provisions of the 1940 Act and rules thereunder, has the right to repurchase or redeem Common Shares of a shareholder or any person acquiring Common Shares from or through a shareholder under certain circumstances, including

•	ownership of Common Shares by a shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of Common Shares by a shareholder may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences (including the failure of the Fund to preserve its status as a REIT); or

•	any of the representations and warranties made by a shareholder in connection with the acquisition of Common Shares was not true when made or has ceased to be true.

Any involuntary repurchases or mandatory redemptions will be consistent with Rule 23c-2 under the 1940 Act.

Common Shares will be redeemed at the NAV per share of the class of Common Shares being redeemed.

Preferred Shares

The Fund’s Agreement and Declaration of Trust provides that the Board of Trustees of the Fund may authorize and issue preferred shares, with rights as determined by the Board of Trustees, without the approval of the Common Shareholders. Common Shareholders have no pre-emptive right to purchase any preferred shares that might be issued.

Although no preferred share issuances are contemplated at this time, the Fund may issue preferred shares in an aggregate amount of up to 50% of its total assets. The use of leverage can create risks. The terms of any preferred shares, including dividend rate, liquidation preference and redemption provisions, restrictions on the declaration of dividends, maintenance of asset ratios and restrictions while dividends are in arrears will be determined by the Board of Trustees, subject to applicable law and the Agreement and Declaration of Trust. The Fund also believes that it is likely that the liquidation preference, voting rights and redemption provisions of any preferred shares will be similar to those stated below.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of any preferred shares will be entitled to receive a preferential liquidating distribution. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred shares will not be entitled to any further participation in any distribution of assets by the Fund.

The 1940 Act requires that the holders of any preferred shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by Common Shareholders and holders of preferred shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any preferred shares have the right to elect a majority of the trustees of the Fund at any time two years’ dividends on any preferred shares are unpaid. The 1940 Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding preferred shares, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the preferred shares and (2) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in the Fund’s sub-classification as a closed-end investment company or changes in its fundamental investment restrictions. As a result of these voting rights, the Fund’s ability to take any such actions may be impeded to the extent that there are any preferred shares outstanding. The Board of Trustees presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by the 1940 Act, holders of preferred shares will have equal voting rights with Common Shareholders (one vote per share, unless otherwise required by the 1940 Act) and will vote together with Common Shareholders as a single class.

The affirmative vote of the holders of a majority of any outstanding preferred shares, voting as a separate class, would be required to amend, alter or repeal any of the preferences, rights or powers of holders of preferred shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of preferred shares. The class vote of holders of preferred shares described above will in each case be in addition to any other vote required to authorize the action in question.

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The terms of any preferred shares issued by the Fund are expected to provide that (i) they are redeemable by the Fund in whole or in part at the original purchase price per share plus accrued dividends per share; (ii) the Fund may tender for or purchase preferred shares; and (iii) the Fund may subsequently resell any preferred shares so tendered for or purchased. Any redemption or purchase of preferred shares by the Fund will reduce the leverage applicable to the Common Shares, while any resale of such preferred shares by the Fund will increase that leverage.

The discussion above describes the possible offering of preferred shares by the Fund. If the Board of Trustees determines to proceed with such an offering, the terms of the preferred shares may be the same as, or different from, the terms described above, subject to applicable law and the terms of the Fund’s Agreement and Declaration of Trust. The Board of Trustees, without the approval of the Common Shareholders may authorize an offering of preferred shares and may fix the terms of the preferred shares to be offered.

Anti-Takeover and Other Provisions in the Declaration of Trust

The Declaration of Trust and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for re-election. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.

The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Fund’s shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Fund’s shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the By-Laws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Fund’s shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-Laws, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Trustees have considered the foregoing provisions and concluded that they are in the best interests of the Fund and its shareholders, including holders of the Fund’s shares.

Jurisdiction and Waiver of Jury Trial. The Declaration of Trust provides that each Trustee, officer and shareholder, to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act (the “Delaware Act”), (i) irrevocably agrees that, except for any claims, suits, actions or proceedings arising under the federal securities laws, any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Act, this Declaration of Trust or the Fund’s Bylaws (together “Fund Claims”) shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction and, (ii) irrevocably agrees that any claims, suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America, (iii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iv) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

As a result of the above provisions of the Declaration of Trust, shareholders bringing Fund Claims may be required to bring suit in an inconvenient and less favorable forum. In addition, with regard to (ii) in the previous paragraph,

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shareholders should be aware that there is question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts

Derivative and Direct Claims of shareholders. A “direct” shareholder claim refers to a claim where the harm alleged falls upon all shareholders or all shareholders of a class (and not an individual harm only to the shareholder or shareholders bringing such action, suit or other proceeding) on a pro rata basis and/or proportionally based on their holdings of shares. Claims purporting to be brought on behalf of the Fund or involving any alleged harm to the Fund, are considered a “derivative” claim.

The Declaration of Trust contains the following provisions regarding derivative claims of shareholders. In addition to the requirements under the Delaware Statutory Trust Act (the “Delaware Act”), a shareholder may bring a derivative action on behalf of the Fund only if the conditions in the Declaration of Trust are met. These conditions include, among other things:

1.	that the shareholder who is otherwise eligible to bring such an action under the Delaware Act must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed (as more fully described in the Declaration of Trust);
2.	shareholders eligible to bring such derivative action under the Delaware Act who hold at least ten percent (10%) of the outstanding shares of the Fund or ten percent (10%) of the outstanding shares of the Class to which such action relates, shall join in the request for the Trustees to commence such action; and
3.	the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim.

These provisions in the Declaration of Trust regarding derivative claims of shareholders shall not apply to claims made under federal securities laws.

The Declaration of Trust contains the following provisions regarding direct claims of shareholders. Except with respect to claims arising under the federal securities laws, to the fullest extent permitted by Delaware law, the shareholders’ right to bring a direct claim against the Trust and/or its Trustees is eliminated, except for a direct claim to enforce an individual shareholder right to vote or a direct claim to enforce an individual shareholder’s rights under Sections 3805(e) or 3819 of the Delaware Act.

A shareholder may bring a direct claim only if the conditions in the Declaration of Trust are met. These conditions include, among other things:

1.	at least ten percent (10%) of the outstanding shares or, if less than all classes are alleged to have been harmed in connection with the General Direct Action, ten percent (10%) of the shares in the respective class or classes alleged to have been harmed, join in the bringing of such action;
2.	the shareholder or shareholders has obtained authorization from the Trustees to bring such direct claim unless an effort to cause the Trustees to authorize such an action is not likely to succeed (as more fully described in the Declaration of Trust); and
3.	the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim.

These provisions in the Declaration of Trust regarding direct claims of shareholders shall not apply to claims made under federal securities laws.

Restrictions on Ownership and Transfer

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, and subject to certain exceptions, the Declaration of Trust provides that no person may beneficially or constructively own (1) Common Shares in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Common Shares or (2) shares of the Fund (including Common Shares and preferred shares) in excess of 9.8% in value of the outstanding shares of the Fund. For a discussion of these tax consequences, please see “Restrictions on Ownership and Transfer” in the SAI.

The Declaration of Trust provides that the Fund’s Board of Trustees, subject to certain limits, upon receipt of such representations and agreements as the Board of Trustees may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person.

The Declaration of Trust also prohibits any person from, among other matters:

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•	beneficially or constructively owning shares of the Fund if such ownership would result in the Fund being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Fund to fail to qualify as a REIT; and

•	transferring shares of the Fund if such transfer would result in shares of the Fund being owned by fewer than 100 persons.

The Declaration of Trust also provides that any ownership or purported transfer of shares of the Fund in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to a trust for the exclusive benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except if any transfer of shares of the Fund would result in shares of stock of the Fund being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of shares of the Fund, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by the Board of Trustees, and the intended transferee will acquire no rights in the shares.

Certain U.S. Federal Income Tax Matters

The following is a summary of the material U.S. federal income tax considerations relating to the Fund’s qualification and taxation as a REIT and the acquisition, ownership and disposition of Common Shares. This summary is based upon the Code, U.S. Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. Except as otherwise discussed below, this summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as U.S. expatriates; persons who mark-to-market the Common Shares; subchapter S corporations; U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar; financial institutions; insurance companies; broker-dealers; regulated investment companies (“RIC”); REITs; trusts and estates; persons holding Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; persons subject to the alternative minimum tax provisions of the Code; persons owning their interest in the Fund through a partnership or similar pass-through entity; tax-exempt organizations; shareholders subject to special tax accounting rules as a result of their use of “applicable financial statements” (within the meaning of Section 451(b)(3) of the Code); and non-U.S. shareholders (as defined below, and except as otherwise discussed below).

This summary assumes that shareholders own the Common Shares as capital assets, which generally means as property held for investment. This summary also assumes that the Fund has not issued any preferred shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

U.S. Federal Income Tax Considerations as a REIT

Taxation of the Fund — General

The Fund intends to elect to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2025. Qualification and taxation as a REIT depend on the Fund’s ability to meet, on a continuing basis, through actual

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results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests. The Fund’s ability to qualify as a REIT also requires that the Fund satisfy certain asset and gross income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made or owned by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. While the Fund intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge the Fund’s qualification as a REIT or that the Fund will be able to continue to operate in accordance with the REIT requirements in the future. The following summary assume that the Fund qualifies, and will continue to qualify, as a REIT. Please see the SAI under “Material U.S. Federal Income Tax Considerations” for a description of the material REIT qualification requirements and the consequences to the Fund and the Common Shareholders if the Fund fails to qualify as a REIT.

Provided that the Fund qualifies as a REIT, the Fund will generally be entitled to a deduction for dividends that the Fund pays and, therefore, will not be subject to U.S. federal corporate income tax on its REIT taxable income that is currently distributed to its shareholders. This treatment substantially eliminates the “double taxation” with respect to distributed income at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT and distributed to its shareholders generally is taxed only at the shareholder level, upon a distribution of dividends by the REIT. Even if the Fund qualifies for taxation as a REIT, however, the Fund still will be subject to U.S. federal, state and local taxes on its income and assets in different circumstances. For a more detailed description of REIT qualification requirements and other U.S. federal income tax considerations applicable to the Fund, please see the SAI under “Material U.S. Federal Income Tax Considerations —U.S. Federal Income Tax Considerations as a REIT”.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders who own the Common Shares that are not tax-exempt organizations. For these purposes, a “U.S. shareholder” is a beneficial owner of the Common Shares who for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•	a corporation (including an entity treated as a corporation) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns the Common Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership that owns the Common Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of the Common Shares by the partnership.

Distributions

Distributions on the Common Shares that are reinvested in additional Common Shares under the Plan generally will be treated for U.S. federal income tax purposes the same as cash distributions and U.S. shareholders generally will be subject to tax on such distributions. Provided that the Fund qualifies as a REIT, distributions made to the Fund’s U.S. shareholders out of the Fund’s current or accumulated earnings and profits, and not designated as capital gain dividends or qualified dividend income, will generally be taken into account by such U.S. shareholders as ordinary dividend income

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and will not be eligible for the dividends received deduction for corporations. However, non-corporate shareholders may deduct from their taxable income one-fifth of the REIT dividends payable to them that are not treated as capital gains dividends or as qualified dividend income (“Qualified REIT Dividends”) for purposes of determining their U.S. federal income tax. To qualify for this deduction, the shareholder receiving a Qualified REIT Dividend must own the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. U.S. shareholders are urged to consult their tax advisors as to their ability to claim this deduction.

Distributions in excess of the Fund’s current and accumulated earnings and profits generally represent a return of capital and will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of the U.S. shareholder’s shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s shares, the U.S. shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by the Fund in October, November or December of any year and payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by the Fund and received by the U.S. shareholder on December 31 of such year, provided that the dividend is actually paid by the Fund before the end of January of the following calendar year.

Distributions from the Fund that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held the Common Shares. If the Fund elects under the applicable provisions of the Code to retain its net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, its proportionate share of the Fund’s undistributed capital gains as well as a corresponding credit for its proportionate share of the taxes paid by the Fund on such retained capital gains, or a refund from the IRS to the extent that the U.S. shareholder’s proportionate share of the tax paid by the Fund were to exceed its actual U.S. federal income tax liability. U.S. shareholders will increase their adjusted tax basis in the Common Shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by the Fund. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of U.S. shareholders who are individuals, and ordinary income rates for corporations.

With respect to individual U.S. shareholders, the Fund may elect to designate a portion of the Fund’s distributions paid to such U.S. shareholders as “qualified dividend income.” The portion of the distribution that is properly designated as qualified dividend income is taxable to individual U.S. shareholders at the same rates as capital gains, provided that the U.S. shareholder receiving the qualified dividend income must own the Common Shares for at least 61 days (taking into account certain special holding period rules) of the 121-day period beginning 60 days before the shares become ex dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The maximum amount of the Fund’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by the Fund during such taxable year from non-REIT and non-RIC corporations (including any TRS in which the Fund may own an interest); and

•	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by the Fund with respect to such undistributed REIT taxable income.

The total amount of dividends that the Fund may designate as “qualified dividend income” and “capital gain dividends” may not exceed the Fund’s dividends paid for the taxable year. Generally, dividends that the Fund receives will be treated as qualified dividend income for purposes of the first bullet above if the dividends are received from a domestic corporation (other than a REIT or a RIC), any TRS of the Fund, or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met.

If the Fund derives excess inclusion income (“EII”) from a residual interest in real estate mortgage investment conduit (“REMIC”) or a taxable mortgage pool and distributes such EII to a U.S. shareholder, that income cannot be offset by net operating losses of such U.S. shareholder.

To the extent that the Fund has available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that the Fund must make to comply with the

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REIT distribution requirements and avoid U.S. federal corporate income tax and the 4% non-deductible excise tax. Please see the SAI under “Material U.S. Federal Income Tax Considerations —U.S. Federal Income Tax Considerations as a REIT— Annual Distribution Requirements”. Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by the Fund, which are generally subject to tax in the hands of U.S. shareholders to the extent that the Fund has current or accumulated earnings and profits. Net operating losses can be carried forward indefinitely, but the deduction for net operating losses is limited to 80% of current year taxable income. To the extent that in the future the Fund has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that the Fund must make to comply with the REIT distribution requirements.

Dispositions of the Common Shares

In general, a U.S. shareholder will realize gain or loss upon the sale or other taxable disposition of the Common Shares (except pursuant to a repurchase by the Fund, which is separately described below) in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis in the Common Shares at the time of the disposition. In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of the Common Shares will be subject to a reduced maximum U.S. federal income tax rate, if shares are held for more than one year, and will be taxed at ordinary income rates if shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at the regular corporate rate, whether or not such gains are classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the Fund that were required to be treated by the U.S. shareholder as long-term capital gain.

Repurchase of Common Shares

A U.S. shareholder whose Common Shares are repurchased by the Fund generally will be treated as having sold or exchanged such shares (as described above in the section entitled “—Dispositions of the Common Shares”), and will recognize gain or loss on such sale, if, after the application of certain constructive ownership rules, the repurchase (i) results in a “substantially disproportionate” distribution with respect to the U.S. shareholder, (ii) results in a “complete termination” of the U.S. shareholder’s interest in the Fund, or (iii) is “not essentially equivalent to a dividend”, all within the meaning of Section 302(b) of the Code. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular repurchase will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, U.S. shareholders are advised to consult their own tax advisers to determine such tax treatment.

If a repurchase of the Common Shares does not qualify for sale or exchange treatment under Section 302(b) of the Code, the amount of cash and the fair market value of the property received by the U.S. shareholder will be treated as a distribution taxable as a dividend from the Fund, as described above in the section entitled “—Distributions”. In addition, the IRS could take the position that Common Shareholders who do not participate in any repurchase that is treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in the Fund as a result of the repurchase, even though such shareholders did not actually receive cash or other property as a result of such repurchase.

Medicare Tax

Certain U.S. shareholders, who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and other income, including capital gain from the redemption or other disposition of the Common Shares.

Taxation of Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, are subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that

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dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling, and provided that:

•	a tax-exempt U.S. shareholder has not held the Common Shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt U.S. shareholder);

•	the Common Shares are not otherwise used in an unrelated trade or business; and

•	the Fund does not hold an asset that gives rise to EII,

distributions from the Fund and income from the redemption or other disposition of the Common Shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder.

If the Fund derives EII from a residual interest in REMIC or a taxable mortgage pool and distributes such EII to a tax-exempt U.S. shareholder, that income will be treated as UBTI to such tax-exempt U.S. shareholder.

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require such shareholders to characterize distributions from the Fund as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investments in the Common Shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust that (1) is described in Section 401(a) of the Code, (2) is tax-exempt under Section 501(a) of the Code, and (3) owns more than 10% of the Fund’s shares could be required to treat a percentage of the dividends from the Fund as UBTI if the Fund is a “pension-held REIT.” The Fund will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the Fund’s capital stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Fund’s stock, collectively owns more than 50% of such stock; and (2) the Fund would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such pension trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such pension trusts. Please see the SAI under “Material U.S. Federal Income Tax Considerations —U.S. Federal Income Tax Considerations as a REIT— Requirements for Qualification as a REIT”. The Fund does not expect to become a “pension-held REIT” and the ownership limitations will aid in that effort, but there are no specific ownership limitations with respect to the rules relating to pension-held REITs in the Fund’s governing documents. Accordingly, there can be no assurance that the Fund will be able to avoid being treated as a “pension-held REIT.”

A tax-exempt U.S. shareholder that is subject to tax on its UBTI will be required to segregate its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI. Certain tax-exempt U.S. shareholders that are private educational institutions will be subject to an excise tax on their net investment income.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences of owning the Common Shares.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares applicable to non-U.S. shareholders. For these purposes, a “non-U.S. shareholder” is a beneficial owner of the Common Shares who is neither a U.S. shareholder nor an entity that is treated as a partnership for U.S. federal income tax purposes. The following discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation of non-U.S. shareholders and does not take into account special rules under Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) that apply to “qualified shareholders” and “qualified foreign pension funds” as defined in the Code. “Qualified shareholders” and “qualified foreign pension funds” are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences of owning and disposing of the Common Shares.

Distributions on the Common Shares that are reinvested in additional Common Shares under the Plan generally will be treated for U.S. federal income tax purposes the same as cash distributions. Non-U.S. shareholders who participate in the

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Plan may be subject to U.S. federal withholding taxes and receive shares net of such withholding taxes. Prospective non-U.S. shareholders are encouraged to consult with their tax advisors regarding the implication of such withholding taxes in connection with participating in the Plan.

In General

In general, except as described below, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the Common Shares. In cases where the dividend income from a non-U.S. shareholder’s investment in the Common Shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be required to file a U.S. federal income tax return and pay to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

Ordinary Dividends

Distributions by the Fund to a non-U.S. shareholder that are not attributable to gains from sales or exchanges of U.S. real property interests (“USRPIs”) (“USPRI Capital Gains”), not designated by the Fund as capital gain dividends, and not effectively connected with a U.S. trade or business of the non-U.S. shareholder will be treated as dividends of ordinary income to the extent they are out of the Fund’s current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates applicable to dividends generally do not apply to dividends from REITs. Foreign sovereigns and their agencies and instrumentalities, including “controlled entities” that are not “controlled commercial entities” (within the meaning of Section 892 of the Code) will generally be eligible for an exemption from U.S. federal withholding on such items of income.

If the Fund derives EII from a residual interest in REMIC or a taxable mortgage pool and distributes such EII to a non-U.S. shareholder that is not an agency or instrumentality of a foreign government, that income will be subject to U.S. federal withholding tax at the rate of 30%, without reduction for any otherwise applicable income tax treaty or other exemption.

Non-Dividend Distributions

Distributions by the Fund to a non-U.S. shareholder that are neither attributable USPRI Capital Gains nor designated as capital gains dividends and are in excess of the Fund’s current and accumulated earnings and profits, will not be taxable to the extent that such distributions do not exceed the non-U.S. shareholder’s adjusted basis in the Common Shares. Instead, the excess portion of the distribution will reduce the non-U.S. shareholder’s adjusted basis of such Common Shares. Distributions that are neither attributable to USRPI Capital Gains nor designated as capital gains dividends and that are in excess of the Fund’s current and accumulated earnings and profits and exceed the non-U.S. shareholder’s adjusted basis in the Common Shares will be treated as gain from the sale of the non-U.S. shareholder’s shares, the tax treatment of which is described below under “—Dispositions of Common Shares.”

Because the Fund generally will not be able to determine at the time the Fund makes a distribution whether the distribution will exceed the Fund’s current and accumulated earnings and profits, the Fund normally will withhold tax on the entire amount of any distribution at the same rate as the Fund would withhold on a dividend. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of the Fund’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends

Under FIRPTA, distributions by the Fund to a non-U.S. shareholder (including a foreign sovereign) that is attributable to USRPI Capital Gains will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder, without regard to whether the distribution is designated as a capital gain dividend. The non-U.S. shareholder will be required to file a U.S. federal income tax return and pay to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. In addition, the Fund will be required to withhold tax equal to 21% of the amount attributable to USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to a USRPI Capital Gain if the Fund held the underlying asset solely as a creditor, although the ownership of a shared appreciation mortgage loan would not be solely as a creditor.

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Capital gain dividends paid by the Fund to a non-U.S. shareholder that are not attributable to USRPI Capital Gains generally will not subject to U.S. federal income or withholding tax, unless either (i) the non-U.S. shareholder’s investment in the Common Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder generally will be subject to the same treatment as U.S. shareholders with respect to such capital gain dividends) or (ii) the non-U.S. shareholder is a non-resident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year).

Although the law is not clear on the matter, it appears that amounts the Fund designates as undistributed capital gains in respect of the Common Shares held by a non-U.S. shareholder generally should be treated with respect to the non-U.S. shareholder in the same manner as actual distributions by the Fund of capital gain dividends. Under that approach, the non-U.S. shareholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by the Fund on the undistributed capital gains, and to receive from the IRS a refund to the extent that its proportionate share of this tax paid by the Fund were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability, provided that certain conditions are met. If the Fund were to designate a portion of its net capital gain as undistributed capital gain, a non-U.S. shareholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Dispositions of Common Shares

Unless the Common Shares constitutes a USRPI, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. The shares will not be treated as a USRPI if at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition or the period of the Fund’s existence) less than 50% of the Fund’s assets consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the Common Shares otherwise were a USRPI under the foregoing test, the Common Shares would not constitute a USRPI if the Fund is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the Common Shares or the period of the Fund’s existence), less than 50% in value of the Fund’s outstanding Common Shares are held directly or indirectly by non-U.S. shareholder. However, because the Common Shares will be widely held, the Fund cannot assure its investors that the Fund will be a domestically controlled REIT.

If gain on the sale of the Common Shares were subject to taxation under FIRPTA, the non-U.S. shareholder generally would be required to file a U.S. federal income tax return and pay to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders with respect to such gain, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of the Common Shares that would not otherwise be subject to taxation under FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder’s investment in the Common Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the non-U.S. shareholder is a non-resident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gain.

Repurchase of Common Shares

A repurchase of the Common Shares by the Fund that is treated as a sale or exchange for U.S. federal income tax purposes will be taxed in the same manner as described above in “—Dispositions of Common Shares”. See “—Taxation of Taxable U.S. Shareholders—Repurchase of Common Shares” for a discussion of when a repurchase will be treated as a sale or exchange and related matters. A repurchase of shares of the Fund that is not treated as a sale or exchange generally will be taxed in the same manner as distributions under the rules described above. Because an applicable withholding agent may not be able to determine if a particular non-U.S. shareholder qualifies for sale or exchange treatment, such agent may withhold U.S. federal taxes equal to 30% of the gross amounts payable to a non-U.S. shareholder. The non-U.S. shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if the purchase qualified for sale or exchange treatment, provided that certain conditions are met. Non-U.S. shareholders are urged to consult their own tax advisers regarding the potential tax consequences to them of a repurchase of the Common Shares by the Fund. In addition, the IRS could take the position that Common Shareholders who do not participate in any repurchase that is treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in the Fund as a result of the repurchase, even though

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such Common Shareholder did not actually receive cash or other property as a result of such repurchase, and any such constructive dividend could be subject to U.S. withholding tax.

Other U.S. Federal Income Tax Withholding and Reporting Requirements

The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code currently impose a 30% withholding tax on U.S.-source dividends, interest and other income items paid to (1) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (2) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends paid to certain foreign entities unless various information reporting requirements are satisfied. Recently issued proposed U.S. Treasury regulations, which non-U.S. shareholders may rely on, eliminate the FATCA withholding tax on gross proceeds, but such regulations are currently only in proposed form and are subject to change. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (1) accepts deposits in the ordinary course of a banking or similar business, (2) is engaged in the business of holding financial assets for the account of others or (3) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets.

Backup Withholding and Information Reporting

The Fund will report to its Common Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a Common Shareholder may be subject to backup withholding with respect to dividends paid unless the shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Common Shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, the Fund may be required to withhold a portion of capital gain distributions to any Common Shareholder who fails to certify its non-foreign status.

The Fund must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such shareholder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a redemption or sale of the Common Shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the shareholder otherwise establishes an exemption. Payment of the proceeds of a sale of common shares conducted through certain U.S.-related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such shareholder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

The Fund and the Common Shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which the Fund or the Common Shareholders transact business, own property or reside. The state, local or foreign tax treatment of the Fund and the Common Shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the Common Shares.

Legislative or other actions affecting REITs could materially and adversely affect the Fund and the Common Shareholders

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws, with or without retroactive application, could materially and adversely affect the Fund and the Common Shareholders. The Fund cannot predict how

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changes in the tax laws might affect the Fund and the Common Shareholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

Custodian and Transfer Agent

The primary custodian of the assets of the Fund is JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A.’s principal business address is 4 Chase Metrotech Center, Floor 16, Brooklyn, New York, 11245. JPMorgan Chase Bank, N.A. also performs custodial and fund accounting services as well as sub-administrative and compliance services on behalf of the Fund. U.S. Bank National Association will serve as the custodian of the assets of, and U.S. Bank Trust National Association will serve as owner trustee of, the wholly-owned subsidiary of the Fund through which the Fund intends hold its interests in Residential Transitional Loans. SS&C GIDS, Inc. serves as the Fund’s transfer agent, registrar, dividend disbursement agent and shareholder servicing agent, as well as agent for the Fund’s Dividend Reinvestment Plan. SS&C GlobeOp performs administrative services on behalf of the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP (“PwC”), 300 Madison Avenue, New York, New York 10017 serves as independent registered public accounting firm for the Fund. PwC provides audit services and tax compliance services in connection with review of SEC and IRS filings.

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Legal Matters

Certain legal matters will be passed on for the Fund by Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019.

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Privacy Notice for Individual Shareholders

The Fund is providing you with this privacy notice to inform you of how we process your personal information. If the Fund changes its information practices, we will provide you with notice of any material changes. This privacy notice supersedes any of our previous policies relating to the information you disclose to us.

FACTS	WHAT DOES THE FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

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Social Security number, income, and assets

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account balances, payment history, and account activity

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credit history and credit scores

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name, address, telephone number, occupation

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online information, such as your IP address and data gathered from your browsing activity and location

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information we encounter in public records in the ordinary course of business

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Fund chooses to share; and whether you can limit this sharing.
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Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes— such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes— to offer our products and services to you	Yes	Yes
For joint marketing with other financial companies	No	N/A
For our affiliates’ everyday business purposes— information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes— information about your creditworthiness	Yes	Yes
For our affiliates to market to you	Yes	Yes
For nonaffiliates to market to you	No	N/A

To limit

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Call (800) 334-2143 and indicate your desire to limit our sharing

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Visit us online: www.firsteagle.com/individuals-home or

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Mail the form below

Please note:

If you are a new customer, we can begin sharing your information 30 days from the date we sent this notice. When you are no longer our customer, we continue to share your information as described in this notice.

However, you can contact us at any time to limit our sharing.

Questions?	Call (800) 334-2143 or go to www.firsteagle.com/individuals-home
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Mail-in Form
If you have a joint account, your choice(s) will apply to everyone on your account unless you mark below. ☐ Apply my choices only to me

Mark any/all you want to limit:

☐

Do not share information about my creditworthiness with your affiliates for their everyday business purposes.

☐

Do not allow your affiliates to use my personal information to market to me.

☐

Do not share my personal information with nonaffiliates to market their products and services to me.

	Name Address City, State, Zip Account #	Mail to: First Eagle Real Estate Debt Fund P.O. Box 219324 Kansas City, MO 64121-9324

What we do
How does the Fund protect my personal information?	We maintain physical, electronic and procedural safeguards that comply with federal standards to guard consumer information. We permit only authorized individuals, who are trained in the proper handling of individual shareholder information and need to access this information to do their job, to have access to this information.
How does the Fund collect my personal information?

We collect your personal information, for example, when you

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open an account, make transactions using your account, or deposit money

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subscribe to receive information, submit an application, or otherwise submit a form containing personal information

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use our services online

We also collect your personal information from others, such as credit bureaus, affiliates, or other companies.

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Why can’t I limit all sharing?

Federal law gives you the right to limit only

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sharing for affiliates’ everyday business purposes—information about your creditworthiness

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affiliates from using your information to market to you

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sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account.
Definitions
Affiliates

Companies related by common ownership or control. They can be financial and nonfinancial companies.

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Affiliated companies include First Eagle Investments; First Eagle Holdings, Inc.; First Eagle Investment Management, LLC; FEF Distributors, LLC; First Eagle Separate Account Management, LLC; First Eagle Alternative Credit, LLC; Diamond Hill Investment Group, Inc.; Diamond Hill Capital Management, Inc.; Diamond Hill Funds; Diamond Hill Securitized Credit Fund; Napier Park Global Capital Ltd; Napier Park Global Capital GmbH, Napier Park Global Capital (US) LP; First Eagle Investment Management Ltd; First Eagle Investment Management GmbH; First Eagle Funds (Ireland) ICAV; First Eagle Amundi Sub-Funds (Luxembourg) SICAV; First Eagle Credit Opportunities Fund; First Eagle Private Credit Fund; First Eagle Overseas Variable Fund, a portfolio of First Eagle Variable Funds, an open-end investment management company; First Eagle Credit Opportunities Fund, a closed-end interval fund; First Eagle Private Credit Fund, a business development company; First Eagle Global Equity ETF (FEGE) and First Eagle Overseas Equity ETF (FEOE), exchange traded funds; First Eagle Real Estate Debt Fund, a closed-end interval fund; and any other First Eagle Funds and any sub-funds, as applicable.

Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

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Nonaffiliated third parties may include service providers such as the Trust’s distributors, registrar and transfer agent for shareholder transactions, other parties providing individual shareholder servicing, accounting and recordkeeping services, attorneys, accountants, and auditors.

Data Subject Rights

Individuals in some jurisdictions may have certain data subject rights. These rights vary, but they may include the right for individuals to: (i) request access to and rectification or erasure of their personal data; (ii) restrict or object to the processing of their personal data; and (iii) obtain a copy of their personal data in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal data with a data protection authority. If you have any questions about exercising these rights call (800) 334-2143 or go to www.firsteagle.com/individuals-home.

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Special Notice for Residents of California

First Eagle does not sell non-public personal information or share non-public personal information for cross-context behavioral advertising. We will not share information we collect about you with nonaffiliates, except as permitted by California law and described above. While the law provides California residents with data rights in some circumstances, the state protections do not apply to personal information collected about current or former investors whose information is protected by federal financial privacy law under the Gramm Leach Bliley Act and the SEC’s Reg S-P.

Other Important Information

Sharing of Personal Information with Nonaffiliated Third Parties

We will only share your personal information collected, as described above, with nonaffiliated third parties:

•	At your request;

•	When you authorize us to process or service a transaction or product (nonaffiliated third parties in this instance may include service providers such as the Fund’s distributors, registrar and transfer agent for shareholder transactions, and other parties providing individual shareholder servicing, accounting and recordkeeping services);

•	With companies that perform sales and marketing services on our behalf with whom we have agreements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them; or

•	When required by law to disclose such information to appropriate authorities.

We do not otherwise provide information about you to outside firms, organizations or individuals except as permitted by law.

What We do with Personal Information about Our Former Customers

If you decide to discontinue doing business with us, the Fund will continue to adhere to this privacy policy with respect to the information we have in our possession about you and your account following the termination of our shareholder relationship.

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Appendix A: Financial Firm-Specific Sales Charge Waivers and Discounts

None as of the date of this Prospectus

A-1

FIRST EAGLE REAL ESTATE DEBT FUND

CLASS A-1 SHARES

CLASS A-2 SHARES
CLASS A-3 SHARES
CLASS A-4 SHARES
CLASS I SHARES

CLASS W SHARES

PROSPECTUS

APRIL 30, 2026

All dealers that buy, sell or trade the Fund’s Common Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

First Eagle Real Estate Debt Fund

April 30, 2026

First Eagle Real Estate Debt Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest, (the “Common Shares”), and is operated as an “interval fund.” The Fund currently offers six classes of Common Shares: Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares.

This Statement of Additional Information relating to the Common Shares of the Fund is not a prospectus, and should be read in conjunction with the Fund’s prospectus relating thereto dated April 30, 2026, as supplemented from time to time (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the Prospectus prior to purchasing such shares.

First Eagle Investment Management, LLC (the “Adviser”), 1345 Avenue of the Americas, New York, New York 10105 is the investment adviser to the Fund. The Fund’s investment subadviser is Napier Park Global Capital (US) LP (“Napier Park” or the “Subadviser” and together with the Adviser, the “Advisers”).

A copy of the Prospectus and annual or semi-annual reports for the Fund may be obtained free of charge at the telephone number and address listed below or by visiting www.FirstEagle.com.

First Eagle Real Estate Debt Fund
1345 Avenue of the Americas
New York, New York 10105
Telephone: (800) 334-2143

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund continuously offers its Common Shares and is operated as an “interval fund.” At present, Class A-1 Shares, Class A-2 Shares, Class A-3 Shares, Class A-4 Shares, Class I Shares and Class W Shares are available for purchase. The Fund may offer additional classes of shares in the future. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Delaware statutory trust on December 22, 2023, pursuant to a Declaration of Trust governed by the laws of the State of Delaware as amended and restated by the Third Amended and Restated Declaration of Trust, dated as of December 6, 2024 (the “Declaration of Trust”). The Fund’s principal office is located at 1345 Avenue of the Americas, New York, New York 10105.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The Fund seeks to provide attractive risk-adjusted returns and current income. There can be no assurance that the Fund will achieve its investment objective.

Commodity Pool Operators and Commodity Trading Advisors. The Commodity Futures Trading Commission (the “CFTC”) has adopted regulations that subject registered investment companies and their investment advisers to regulation by the CFTC if the registered investment company invests more than a prescribed level of its liquidation value in futures, options on futures or commodities, swaps, or other financial instruments regulated under the Commodity Exchange Act, as amended (“CEA”) and the rules thereunder (“commodity interests”), or if the Fund markets itself as providing investment exposure to such instruments. As of the date of this Statement of Additional Information, the Fund and/or the Adviser has claimed an exclusion from commodity pool operator (“CPO”) registration pursuant to CFTC Rule 4.5 with respect to the Fund. To remain eligible for this exclusion, the Fund must comply with certain limitations, including limits on its ability to use any commodity interests and limits on the manner in which the Fund holds out its use of such commodity interests. These limitations may restrict the Fund’s ability to pursue its investment objective and strategies, increase the costs of implementing its strategies, result in higher expenses for the Fund, and/or adversely affect the Fund’s total return.

Leverage and Borrowing

The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through loans or reverse repurchase agreements, including through one or more subsidiaries or SPVs. The Fund may also add leverage to its portfolio by utilizing other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although no preferred share issuances are contemplated at this time, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Trustees (the “Board of Trustees”) may authorize the issuance of preferred shares without the approval of the Common Shareholders; however, the Fund is not authorized to issue preferred shares as of the date of this Statement of Additional Information. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Subadviser’s assessment of interest rate trends, market conditions and other factors.

The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in the Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common Shareholders than if the Fund were not so leveraged. The 1940 Act generally prohibits the Fund from engaging in many forms of leverage (including the use of bank loans, commercial paper or other credit facilities and loans of portfolio securities, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (as used in this Statement of Additional Information, “total assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total assets). In addition, the Fund may use investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing 33⅓% limitation if effected in compliance with applicable SEC rules and guidance. In addition, the Fund is not permitted to declare any cash dividend or other distribution on Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default. Furthermore, the

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Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (less all liabilities other than borrowings and outstanding preferred shares) immediately after such issuance.

Pursuant to Rule 18f-4 under the 1940 Act, certain types of transactions that can have a leveraging effect on the Fund are not subject to these asset coverage tests. These include the following (which are included in the definition of “Derivatives Transactions” under Rule 18f-4): (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets less all liabilities other than borrowings and outstanding preferred shares). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings and outstanding preferred shares satisfies the above-referenced 200% coverage requirement. If the Fund uses a combination of borrowing (including notes and other securities representing indebtedness) and issuing preferred shares, the minimum asset coverage required would be between 300% and 200% depending on the relative amounts of borrowings and preferred shares. Although no preferred share issuances are contemplated at this time, the Fund may issue Preferred Shares in an aggregate amount of up to 50% of its total assets.

Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the net asset value (“NAV”) of the Common Shares and the yield to Common Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the NAV of the Common Shares. In addition, because the fees received by the Adviser and Subadviser are based on the average daily value of the Fund’s Managed Assets (including any assets attributable to borrowings for investment purposes or the Fund’s use of reverse repurchase agreement financing and any preferred shares that may be outstanding, if issued), the Adviser and the Subadviser have a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings, reverse repurchase agreements and preferred shares), which may create a conflict of interest between the Adviser and the Subadviser, on the one hand, and the Common Shareholders, on the other hand.

Certain types of borrowings, including credit facilities, may result in the Fund effectively being subject to covenants relating to asset coverage, portfolio composition and operational requirements. Among other things, these covenants can give the lender the right to take certain actions upon changes in the portfolio outside agreed limits, the termination of the Investment Advisory Agreement or the Investment Subadvisory Agreement, or the loss of certain key personnel.  Failure to meet covenant requirements, and related actions taken by a lender, could have a material adverse effect on the Fund’s business and financial condition. Covenants can also limit the ability to distribute assets or income from the Fund’s subsidiary back to the Fund. The borrowings which the Fund may incur may be secured by a lien on all or a portion of the Fund’s and/or a subsidiary’s assets.

The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.

Unfunded Lending Commitments

In connection with the Fund’s investments in Residential Transitional Loans, the Fund may commit to reimburse in arrears borrowers for costs incurred in upgrading properties purchased pursuant to these loans. Typically, these commitments arise when a borrower (generally a developer of property) acquires an existing home to upgrade its interior condition. The Fund would fund a portion of the acquisition cost of this home. As the borrower continues to make upgrades per an agreed upon budget and time frame, they would incur costs. Periodically, they would submit a request to be reimbursed for these costs. The Fund would obtain inspection reports that provide verbal and photographic description of these upgrades along with receipts as appropriate. Upon satisfactory evaluation of this material, the borrower would be reimbursed in arrears for the same. Such loans made by the Fund represent advance commitments to extend credit as and when requested by the borrower. These commitments typically are subject to various contingencies and conditions, but nonetheless generally require that the Fund lend monies on short notice. This exposes the Fund to the risk that completing a loan may be required at a time when it is no longer as desirable from a credit or investment perspective as when the original commitment was made. The Fund also must manage its available cash, cash equivalents and borrowings so as to have cash on hand to complete the loan when required. Rule 18f-4 adopted by the Securities and Exchange Commission (the “SEC”) under the 1940 Act requires that the

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Fund reasonably believe, at the time it enters into an unfunded commitment agreement, that it will have sufficient cash and cash equivalents to meet its obligations on these commitments when due. The Fund will consider its overall circumstances when evaluating sufficiency of its cash and cash equivalents for this purpose. For example, the Fund will consider any conditions on its commitments, its reasonable expectations as to when each commitment will be due, other obligations of the Fund (such as the obligation to hold liquid assets during periods when the Fund has offered to repurchase its shares), and the Fund’s ability to borrow. The rule may limit the Fund’s ability to utilize leverage through derivatives and related instruments.

Illiquid Investments

To the extent consistent with applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund intends to invest in illiquid investments and may do so without limit. An illiquid investment is a security or other investment that cannot be sold or disposed of within seven days or less in current market conditions without the sale or disposition significantly changing the market value of the investment. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933 (the “1933 Act”). Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible. In addition, the Fund may be unable to sell other illiquid investments when it desires to do so, resulting in the Fund obtaining a lower price or being required to retain the investment. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market value for liquid investments and may lead to differences between the price at which a security is valued for determining the Fund’s NAV and the price the Fund actually receives upon sale. For the period between the repurchase offer notice and the end of the repurchase period, the Fund must maintain 100% of the repurchase offer amount in liquid assets.

General Risks of Owning Debt Instruments

The value of the Fund’s investment in both secured and unsecured loans and bonds may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient or no collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan or bond. The Advisers will attempt to minimize this risk by maintaining low loan-to-liquidation values with each loan and the collateral underlying each secured loan. However, there can be no assurance that the value assigned by the Advisers to collateral underlying a secured loan can be realized upon liquidation, nor can there be any assurance that collateral will retain its value or that there will be any collateral. In addition, certain of the Fund’s loans may be supported, in whole or in part, by personal guarantees made by the borrower or a relative, or guarantees made by a corporation affiliated with the borrower. The amount realizable with respect to a loan may be detrimentally affected if a guarantor fails to meet its obligations under the guarantee. Moreover, loans may also be supported by collateral, the value of which may fluctuate. Certain debt instruments purchased by the Fund may be non-performing and possibly in default. Furthermore, the obligor or relevant guarantor also may be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to such loans. The Advisers will seek to adopt appropriate procedures to minimize such risk. Finally, there may be a monetary, as well as a time, cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral.

Debt Securities

The Fund may take positions in debt securities which rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of which may be secured on substantially all of that issuer’s assets. The Fund may take positions in debt securities which are not protected by financial covenants or limitations on additional indebtedness. The Fund may invest in securities which are moral obligations of issuers or subject to appropriations. The Fund will therefore be subject to credit and liquidity risks. In addition, evaluating credit risk for debt securities of issuers in some jurisdictions involves uncertainty because credit rating agencies throughout the world have different standards, making comparison across countries difficult.

Credit Risk Generally. If a credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor experiences a decline in its financial status, the Fund’s income may be adversely impacted. Non-payment would result in a reduction of income and a reduction in the value of the applicable credit investment experiencing non-payment. With respect to investments in credit investments that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of non-payment of scheduled dividend, interest or principal or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, there could be delays or limitations with respect to its ability to realize the benefits of any collateral securing a credit investment. To the extent that the credit rating assigned to a security is downgraded, the market price and liquidity of such security may be adversely affected. With respect to investments in credit investments that are unsecured, such unsecured debt effectively ranks subordinate to the issuer’s secured debt, and there can be no assurance that the issuer will have sufficient assets to repay its unsecured debt after it has repaid its secured debt. The Fund may experience a loss of some or all of its investment.

Prepayment Risk. The frequency at which prepayments (including voluntary prepayments by the obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads as

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well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.

In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many fixed rate obligations will be discount instruments when interest rates and/or spreads are high, and will be premium instruments when interest rates and/or spreads are low, such debt instruments may be adversely affected by changes in prepayments in any interest rate environment.

The adverse effects of prepayments may impact the Fund’s portfolio in two ways. First, particular investments may experience outright losses, as in the case of an interest-only instrument in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Advisers may have constructed for these investments, resulting in a loss to the Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many instruments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

Mezzanine Debt. Mezzanine debt is typically junior to the obligations of a company to senior creditors, trade creditors and employees. The ability of the Fund to influence a company’s affairs, especially during periods of financial distress or following an insolvency, will be substantially less than that of senior creditors. Mezzanine debt instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt instruments have historically been higher than for investment-grade instruments. In the event of the insolvency of a portfolio company of the Fund or similar event, the Fund’s debt investment therein will be subject to fraudulent conveyance, subordination and preference laws.

Distressed Debt. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is a possibility that the Fund may incur substantial or total losses on its investments or that such investments may not show any return for a considerable period of time. Under such circumstances, the returns generated from the Fund’s investments may not compensate investors adequately for the risks assumed. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There can be no assurance that the Advisers will correctly evaluate the value of a company’s assets or the prospects for a successful reorganization or similar action. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. In addition, it may be difficult to obtain information about financially troubled issuers and operationally troubled issuers.

Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements, and the spread between bid and asked prices may be greater than normally expected. In addition, it is anticipated that many of the Fund’s portfolio investments may not be widely traded and that the Fund’s investment in such securities may be substantial relative to the market for such securities. As a result, the Fund may experience delays and incur losses and other costs in connection with the sale of its portfolio securities.

Troubled company and other asset-based investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Advisers. To the extent that the Advisers becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. In addition, involvement by the Advisers in an issuer’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer or increase the likelihood of the Fund being involved in litigation.

Stressed Debt. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty. The market prices of stressed and distressed instruments are highly volatile, and the spread between the bid and the ask prices of such instruments is often unusually wide.

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Non-Performing Nature of Debt. Certain debt instruments may be non-performing or in default. Furthermore, the obligor or relevant guarantor may also be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to such debt instruments.

Troubled Origination. When financial institutions or other entities that are insolvent or in serious financial difficulty originate debt, the standards by which such instruments were originated, the recourse to the selling institution, or the standards by which such instruments are being serviced or operated may be adversely affected.

Structured Credit Products

Special risks may be associated with investments in other structured credit products, such as synthetic credit portfolio transactions. For example, synthetic portfolio transactions may be structured with two or more classes of tranches that receive different proportions of the interest and principal distributions on a pool of credit assets. The yield to maturity of a tranche may be extremely sensitive to the rate of defaults in the underlying reference portfolio. A rapid change in the rate of defaults may have a material adverse effect on the yield to maturity. It is therefore possible that the Fund may incur losses on its investments in structured products regardless of their ratings by rating agencies. Additionally, the Fund may invest in securities that are subject to legal or contractual restrictions on their resale or for which there is a relatively inactive trading market. Securities subject to resale restrictions may sell at a price lower than similar securities that are not subject to such restrictions.

Risks Associated with Investments in Mortgages

Investments in mortgages are speculative investments and there can be no assurance that such investments will be successful. Investing in these assets involves actively trading securities and other financial instruments using investment techniques with risk characteristics arising from the volatility of the fixed income, asset-backed securities (“ABS”) and derivative markets, the risks of borrowing and short sales, the potential illiquidity of securities and instruments and the risk of loss from counterparty defaults.

Real Estate Mortgage Investment Conduit Securities

The Fund may invest a portion of its assets in real estate-related securities including Real Estate Mortgage Investment Conduit (“REMIC”) securities that the Advisers believe are undervalued, non-recourse mortgages where the mortgagor is not a significant operating company, and in the securities or obligations of single-purpose companies whose primary asset is real estate. Special risks associated with such investments include changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants and changes in operating costs. Real estate values are also affected by such factors as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, and the availability of financing and potential liability under changing environmental and other laws. Furthermore, many of the properties securing these loans may be suffering varying degrees of financial distress or may be located in economically distressed areas. Loans may become nonperforming for a wide variety of reasons, including, without limitation, because the mortgaged property is too highly leveraged (and, therefore, the property is unable to generate sufficient income to meet its debt service payments), the property is poorly managed or because the mortgaged property has a high vacancy rate, has not been fully completed or is in need of rehabilitation.

ABS and MBS Generally

The investment characteristics of ABS, mortgages and mortgage-backed securities (“MBS”) differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time.

Mortgage-Backed Securities. The Fund may invest in MBS and other mortgage-related instruments. Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMO”), commercial MBS, mortgage dollar rolls, CMO residuals, and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related instruments may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on the mortgages underlying or associated with mortgage-related securities may expose the Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as the value of other fixed-income securities. This risk will be greater for long-term securities than for short-term securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may shorten or extend the effective date of maturity of the security beyond that anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of the security can be expected to increase. In addition, the value of securities or other instruments may be adversely affected by a negative trend in the market’s perception of the creditworthiness of the issuers or counterparties which could adversely affect the value of a Limited Partner’s indirect interest in

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the Fund. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

ABS and MBS Subordinated Securities. Investments in subordinated MBS and ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of MBS and ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities, therefore, possess some of the attributes typically associated with equity investments.

Commercial MBS. Mortgage loans on commercial properties often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default.

Most commercial mortgage loans underlying MBS are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related MBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of MBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks, and governmental disclosure requirements with respect to the condition of the property may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related MBS. Revenues from the assets underlying such MBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court appointed receiver to control collateral cash flow.

ABS. ABS are not secured by an interest in the related collateral. Credit card receivables, for example, are generally unsecured and the debtors are entitled to the protection of a number of U.S. federal and state consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of ABS backed by automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related ABS. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the ABS may not have a proper security interest in all of the obligations backing such ABS. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. The risk of investing in ABS is ultimately dependent upon payment of consumer loans by the debtor.

The collateral supporting ABS is of shorter maturity than certain other types of loans and is less likely to experience substantial prepayments. ABS are often backed by pools of any variety of assets, including, for example, businesses and other market participants that may own land, equipment fixed on land (such as data centers, solar arrays or cell signal towers or equipment), or mortgages, which represent the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The value of an ABS is affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the loan pool, the originator of the loans or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.

Residential MBS (“RMBS”). Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued are guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. In addition, the residential mortgage loans may include so called “jumbo” mortgage loans, having original principal balances that are higher than Fannie Mae and Freddie Mac loan balance limitations. As a result, such portfolio of RMBS may experience increased losses.

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Each underlying residential mortgage loan in an issue of RMBS may have a balloon payment due on its maturity date. Balloon residential mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including, without limitation, the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates, conditions in credit markets and general economic conditions. If the borrower is unable to make such balloon payment, the related issue of RMBS may experience losses.

Prepayments on the underlying residential mortgage loans backing an issue of RMBS will be influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related residential mortgage loans, the rate of prepayment on the underlying residential mortgage loans would be expected to increase. Conversely, if prevailing interest rates rise to a level significantly above the interest rates on the related mortgages, the rate of prepayment would be expected to decrease. Prepayments could reduce the yield received on the related issue of RMBS. RMBS are particularly susceptible to prepayment risks, as they generally do not contain prepayment penalties and a reduction in interest rates will increase the prepayments on the RMBS, resulting in a reduction in yield to maturity for holders of such securities.

Certain mortgage loans may be of subprime credit quality (i.e., do not meet the customary credit standards of Fannie Mae and Freddie Mac). Originators of loans make subprime mortgage loans to borrowers that typically have limited access to traditional mortgage financing for a variety of reasons, including impaired or limited past credit history, lower credit scores, high loan-to-value ratios or high debt-to-income ratios. As a result of these factors, delinquencies and liquidation proceedings are more likely with subprime mortgage loans than with mortgage loans that satisfy customary credit standards. The RMBS also may be backed by non-conforming mortgage loans that do not qualify for purchase by government-sponsored agencies, such as Fannie Mae and Freddie Mac, because of characteristics and size that do not satisfy Fannie Mae and Freddie Mac guidelines. Non-conforming mortgage loans are likely to experience rates of delinquency, foreclosure and loss that are higher, and that may be substantially higher, than mortgage loans originated in accordance with Fannie Mae or Freddie Mac underwriting guidelines. The principal differences between conforming mortgage loans and non-conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the related mortgagors, the documentation required for approval of the related mortgage loans, the types of properties securing the mortgage loans, the loan sizes and the mortgagors’ occupancy status with respect to the mortgaged properties. As a result of these and other factors, the interest rates charged on non-conforming mortgage loans are often higher than those charged for conforming mortgage loans. The combination of different underwriting criteria and higher rates of interest may also lead to higher delinquency, foreclosure and losses on non-conforming mortgage loans as compared to conforming mortgage loans.

RMBS may contain certain credit enhancement features intended to enhance the likelihood that holders of such securities will receive regular payments of interest and principal. If delinquencies or defaults occur on the mortgage loans underlying such RMBS, neither the related servicers nor any other entities will advance scheduled monthly payments of interest and principal on delinquent or defaulted mortgage loans if such advances are not likely to be recovered within those transactions. If substantial losses occur as a result of defaults and delinquent payments on the mortgage loans, the Fund may suffer losses with respect to its ownership of such RMBS.

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of RMBS. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase, particularly in the subprime sector. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on RMBS generally.

Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates and, as a result, adversely affect the performance and market value of RMBS.

In addition, numerous residential mortgage loan originators that originate subprime mortgage loans have recently experienced serious financial difficulties and, in some cases, bankruptcy. Those difficulties have resulted in part from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults, or for material breaches of representations and warranties made on the mortgage loans, such as fraud claims.

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These difficulties may adversely affect the performance and market value of RMBS originated, serviced or subserviced by these companies. As a result, the performance and market value of derivatives backed by RMBS also may be adversely affected.

The mortgage loans underlying certain of the RMBS may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the monthly payments are not enough to cover both the interest and principal payments on the loan, the shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. During periods in which the outstanding principal balance of any such mortgage loan is increasing due to the addition of deferred interest, the increasing principal balance of such mortgage loan may approach or exceed the value of the related mortgage property, thus increasing the likelihood of defaults as well as the amount of any loss experienced with respect to any such mortgage loan that is required to be liquidated. Furthermore, each such mortgage loan generally provides for the payment of any remaining unamortized principal balance (due to the addition of deferred interest, if any, to the principal balance of such mortgage loan) in a single payment at the maturity of the loan. Because the related mortgagors may be required to make a larger single payment upon maturity, it is possible that the default risk associated with such mortgage loans is greater than that associated with fully amortizing mortgage loans. If the pool of mortgage loans underlying any RMBS owned by the Fund were to contain loans with negative amortization features, the yield on such RMBS could be adversely affected.

RMBS have structural characteristics that distinguish them from other asset-backed securities. The rate of interest payable on RMBS is often set or effectively capped at the weighted average net coupon of the underlying mortgage loans themselves, often referred to as an “available funds cap”. Other factors, such as the use of interest rate derivatives, may also affect the returns on RMBS. The U.S. Servicemembers’ Civil Relief Act of 2003, as amended (the “Relief Act”), provides relief to mortgagors who enter into active military service or who were on reserve status but are called to active duty after the origination of their mortgage loans. Under the Relief Act, during the period of a mortgagor’s active duty, the rate of interest that may be charged on such mortgagor’s loan will be capped at a rate of 6% per annum, which may be below the interest rate that would otherwise have been applicable to such mortgage loan. As a result, the weighted average interest rate on RMBS may be reduced. If such RMBS are subject to weighted average net coupon caps, investors’ return on their investment in such RMBS will be similarly affected.

Violations of consumer protection laws may result in losses on RMBS. Applicable state laws generally regulate interest rates and other charges, require licensing of originators and require specific disclosures. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the loans backing RMBS. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of the issuer of a RMBS to collect all or part of the principal of or interest on the underlying loans, may entitle a borrower to a refund of amounts previously paid and, in addition, could subject the owner of a mortgage loan to damages and administrative enforcement.

The mortgage loans backing a RMBS and Residential Transitional Loans also are subject to U.S. federal laws, including:

•	the U.S. Truth in Lending Act and Regulation Z promulgated under the Truth in Lending Act, which require particular disclosures to the borrowers regarding the terms of the loans;

•	the Equal Credit Opportunity Act and Regulation B promulgated under the Equal Credit Opportunity Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit;

•	the Americans with Disabilities Act, which, among other things, prohibits discrimination on the basis of disability in the full and equal enjoyment of the goods, services, facilities, privileges, advantages or accommodations of any place of public accommodation;

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower’s credit experience;

•	the Home Ownership and Equity Protection Act of 1994, which regulates the origination of high-cost loans;

•	the Depository Institutions Deregulation and Monetary Control Act of 1980, which pre-empts certain state usury laws; and

•	the Alternative Mortgage Transaction Parity Act of 1982, which pre-empts certain state lending laws which regulate alternative mortgage transactions.

Violations of particular provisions of these U.S. federal laws may limit the ability of the issuer of RMBS or Residential Transitional Loans to collect all or part of the principal of or interest on the related underlying loans, which could negatively affect the value of the Fund’s investments, and in addition could subject such issuer to damages and administrative enforcement. In this event, the issuer, as a holder of such RMBS or Residential Transitional Loans may suffer a loss.

Some of the mortgages loans backing RMBS or Residential Transitional Loans may have been underwritten with, and finance the cost of, credit insurance. From time to time, originators of mortgage loans that finance the cost of credit insurance have been named in legal actions brought by U.S. federal and state regulatory authorities alleging that certain practices employed relating to the sale of credit insurance constitute violations of law. If such an action were brought against such issuer with respect to mortgage loans backing such

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RMBS or Residential Transitional Loans and were successful, it is possible that the borrower could be entitled to refunds of amounts previously paid or that such issuer could be subject to damages and administrative enforcement.

In addition, numerous U.S. federal and state statutory provisions, including the U.S. federal bankruptcy laws, the Relief Act and state debtor relief laws, also may adversely affect the ability of an issuer of RMBS or Residential Transitional Loans to collect the principal of or interest on the loans, and holders of the affected RMBS or Residential Transitional Loans may suffer a loss if the applicable laws result in these loans becoming uncollectible.

In addition to the U.S. federal laws described above, however, a number of legislative proposals have been introduced at the U.S. federal, state and municipal levels that are designed to discourage predatory lending practices. Some states have enacted, or may enact, laws or regulations that prohibit inclusion of some provisions in mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and require that borrowers be given certain disclosures prior to the consummation of such mortgage loans. In some cases, state law may impose requirements and restrictions greater than those in the Homeownership Act. An originator’s failure to comply with these laws could subject the issuer of RMBS or Residential Transitional Loans to monetary penalties and could result in the borrowers rescinding the loans underlying such RMBS or Residential Transitional Loans. Lawsuits have been brought in various states making claims against assignees of high-cost loans for violations of state law. Named defendants in these cases include numerous participants within the secondary mortgage market, including some securitization trusts.

Land Banking Investments

The Fund expects to make Land Banking investments either (i) through one or more joint ventures with a local operating partner, each a majority-owned subsidiary of a TRS (as defined below) of the Fund through which the Fund and the operating partner will equally share voting control over the joint venture’s operations (each such joint venture, a “Land Banking Subsidiary”), or (ii) in the form of loans to developers that are secured by real property so that the developers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule.

The Fund may enter into “debt-like” (for non-tax purposes) Land Banking arrangements in which a Land Banking Subsidiary will purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. In connection with Land Banking arrangements, the Fund will also engage the homebuilder to make agreed horizontal (streets, sewers, etc.) and/or vertical (home construction) improvements to the land parcels and will fund the costs of such improvements. Land banking arrangements will subject the Fund to the risks inherent in the ownership and operation of real estate. In connection with these Land Banking arrangements, the homebuilder will make an initial payment and/or periodic payments to a Land Banking Subsidiary under an option contract. The option contracts will not create a contractual obligation requiring the homebuilder to purchase back any or all of the finished land parcels from the Land Banking Subsidiary, and the homebuilder will be free to decline to purchase the land parcels or terminate the option contract at any time. Such an outcome results in the Land Banking Subsidiary holding the land parcels longer than intended and can be considered the functional equivalent of a “default” under traditional financing arrangements (i.e., in which the lender must take possession of financed property). In such case, the Land Banking Subsidiary may not be able to resell the land parcels at attractive prices, which could cause the Fund to incur substantial losses, including the loss of the purchase price and funded construction costs. In addition, the option contracts will provide a “takedown” schedule permitting the homebuilder to purchase back finished land parcels from the Land Banking Subsidiary on a periodic basis at fixed prices. The payments are intended to compensate the Fund for funding the purchase price of the land parcels and construction costs. However, subject to adjustment in limited circumstances, payments under the option contracts and the “takedown” prices at which the homebuilder may purchase back finished land parcels will be determined at the onset of the Land Banking arrangement. There can be no assurance that such payments will be sufficient to compensate the Fund for all costs, including unanticipated costs, related to the Land Banking arrangements. In addition, in the event that the homebuilder declines to purchase the land parcels or terminates the option contract, the Land Banking Subsidiary will not receive further payments under the option contract. Payments received prior to the termination may not be sufficient to compensate the Fund for all costs incurred by the Fund under the Land Banking arrangement.

In connection with these Land Banking arrangements through a Land Banking Subsidiary, the Fund may also engage the homebuilder under a construction contract to make agreed horizontal (streets, sewers, etc.) and/or vertical (home construction) improvements to the land parcels. At the onset of the Land Banking arrangement, the Fund and the homebuilder will agree to a construction schedule and budget for the development of the land parcels. The Fund may reimburse the homebuilder on a periodic basis for the homebuilder’s costs and obligations, subject to the agreed cap on such costs. Generally, under the construction contracts, cost overruns and/or additional unanticipated costs will be borne by the homebuilder, without reimbursement by the Fund. However, the Fund is subject to the risk that significant cost overruns, additional unanticipated costs and/or delays could cause the homebuilder to terminate the option contract and construction contract. In that case, the Fund may not be able to engage a suitable replacement homebuilder or resell the land parcels at attractive prices. This could cause the Fund to incur substantial losses, including the loss of the purchase price and funded construction costs.

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In connection with these Land Banking arrangements through a Land Banking Subsidiary, the homebuilder generally bears all property-related expenses and remains liable for taxes and assessments, repairs, compliance with regulatory and environmental obligations and other matters. However, if a homebuilder becomes bankrupt then the Fund would likely be required to bear such costs, which could be substantial. Any bankruptcy by a homebuilder could cause the Fund to incur substantial losses.

The success of the Fund’s Land Banking investments depends upon the ability to identify reputable and creditworthy homebuilders and to acquire attractive land parcels for development of projects at reasonable prices and with terms that meet the Advisers’ underwriting criteria. The Land Banking Subsidiaries’ ability to acquire land parcels for new projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited. Additionally, the Fund’s ability to begin new projects could be impacted if homebuilders decline to purchase land parcels or terminate option contracts in connection with existing Land Banking arrangements. Also material to the success of the Fund’s Land Banking investments through a Land Banking Subsidiary are the contributions of the Fund’s local operating partner. The local operating partner proposes joint venture opportunities, manages relationships with the developers and supervises individual projects on a day-to-day basis subject to agreed joint venture operating terms. Were a local operating partner to cease to do business with the Fund or experience financial or operating difficulties, including loss of personnel, those circumstances could have a material adverse effect on the Fund’s investments.

While the Fund treats its investments in the Land Banking Subsidiaries through which it makes Land Banking investments as equity investments for tax and accounting purposes, the Fund (and the market generally) considers the underlying Land Banking transactions to be a form of development financing and to have debt-like characteristics (though again treated as equity for tax purposes). These investments in Land Banking Subsidiaries will be treated as qualifying debt investments for purposes of the Fund’s investment restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt investments.

As a participant in the Land Banking Subsidiaries, the Fund is indirectly exposed to the operations of these businesses, including the expenses of owning and developing lots, interest expenses associated with leverage at the level of a Land Banking Subsidiary or the lots, servicing and project management expenses (including incentive-based expenses) paid to the local operating partner, and other ordinary project expenses (and potentially extraordinary expenses such as litigation). These expenses can be significant. They are not, however, borne by the Fund and are not presented as part of the Fund’s expenses shown in the Summary of Fund Expenses tables. To the extent a Land Banking Subsidiary is treated as a “significant subsidiary” of the Fund under applicable accounting guidance, summary financial information for that Land Banking Subsidiary, including relating to expenses, would be available in the Fund’s financial statements going forward.

Certain Land Banking investments by the Fund are also expected to be in the form of loans to developers so that the borrowers can acquire land and then sell finished lots to homebuilders at a fixed price on a pre-determined schedule. The borrower will use proceeds from the loan from the Fund to purchase finished or unfinished land parcels from a homebuilder (or third party identified by the homebuilder) and provide the homebuilder an option to purchase back finished land parcels on a periodic basis at fixed prices. The Fund’s loan will be secured by such real property. The success of these kinds of Land Banking investments depends upon the ability to identify developers that have relationships with reputable and creditworthy homebuilders. The Fund’s ability to make loans to developers through this arrangement may be adversely affected by factors affecting developers and homebuilders, including changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of projects is limited because of these factors, or for any other reason, the Fund’s ability to achieve its investment objective could be significantly limited. Additionally, the Fund’s ability to obtain repayment on loans could be negatively affected if homebuilders decline to purchase land parcels from the developer or homebuilders terminate option contracts in connection with existing Land Banking arrangements. The Fund anticipates that developers will contribute substantially all of the capital required to operate the borrowers and that the Fund’s loans to the borrowers will also be treated as qualifying debt investments for purposes of the Fund’s 80% of Managed Assets investment restriction.

Residential Transitional Loans Generally

The investment characteristics of mortgage loans to real-estate builders and other investors to purchase, renovate and resell or rent residential single or multi-family properties (“Residential Transitional Loans”) differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time.

Residential Transitional Loans. Holders of Residential Transitional Loans bear various risks, including credit, market, interest rate, extension, structural and legal risks. Typically, such loans may be prepaid at any time. Residential Transitional Loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity. The rate of defaults and losses on mortgage loans (such as Residential Transitional Loans) will be affected by a number of factors, including general economic

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conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a mortgage loan is in default, foreclosure of such mortgage loan may be a lengthy and difficult process and may involve significant expenses. Furthermore, the market for defaulted mortgage loans or foreclosed properties may be very limited.

At any one time, a portfolio of Residential Transitional Loans may consist disproportionately of loans with large aggregate principal amounts secured by properties in only a few states or regions. As a result, the Residential Transitional Loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations and loan sizes. As a result, such portfolio of loans may experience increased losses as compared to a more diversified portfolio.

A Residential Transitional Loan may have a balloon payment due on its maturity date. Balloon mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including, without limitation, the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates, conditions in credit markets and general economic conditions. If the borrower is unable to make such balloon payment, the Residential Transitional Loans will likely default.

Prepayments on Residential Transitional Loans will be influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related mortgage loans, the rate of prepayment on the underlying mortgage loans would be expected to increase. Conversely, if prevailing interest rates rise to a level significantly above the interest rates on the related mortgages, the rate of prepayment would be expected to decrease. Prepayments could reduce the yield received on a portfolio of Residential Transitional Loans. Residential Transitional Loans are particularly susceptible to prepayment risks, as they generally do not contain prepayment penalties and a reduction in interest rates will increase the prepayments on the Residential Transitional Loans, resulting in a reduction in yield to maturity for holders of such securities.

Residential Transitional Loans may be non-conforming mortgage loans that do not qualify for purchase by government-sponsored agencies, such as Fannie Mae and Freddie Mac, because of characteristics and size that do not satisfy Fannie Mae and Freddie Mac guidelines. Non-conforming mortgage loans are likely to experience rates of delinquency, foreclosure and loss that are higher, and that may be substantially higher, than mortgage loans originated in accordance with Fannie Mae or Freddie Mac underwriting guidelines. The principal differences between conforming mortgage loans and non-conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the related mortgagors, the documentation required for approval of the related mortgage loans, the types of properties securing the mortgage loans, the loan sizes and the mortgagors’ occupancy status with respect to the mortgaged properties. As a result of these and other factors, the interest rates charged on non-conforming mortgage loans are often higher than those charged for conforming mortgage loans. The combination of different underwriting criteria and higher rates of interest may also lead to higher delinquency, foreclosure and losses on non-conforming mortgage loans as compared to conforming mortgage loans.

If there are a significant number of defaults and delinquent payments on the Residential Transitional Loans, the Fund may suffer significant losses.

In recent years, the mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of a portfolio of Residential Transitional Loans. Delinquencies and losses with respect to mortgage loans have been and may continue to be volatile. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on housing loans generally.

Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their mortgaged properties to permit them to refinance. Furthermore, borrowers who intend to sell their mortgaged properties on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell such properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates and, as a result, adversely affect the performance and market value of a portfolio of Residential Transitional Loans.

In addition, a mortgage loan originator may experience financial difficulties or bankruptcy. These difficulties may result from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that

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require repurchase in the event of early payment defaults, or for material breaches of representations and warranties made on the mortgage loans, such as fraud claims. These difficulties may adversely affect the performance and market value of Residential Transitional Loans originated, serviced or subserviced by these companies.

Certain Residential Transitional Loans may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the monthly payments are not enough to cover both the interest and principal payments on the loan, the shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. During periods in which the outstanding principal balance of any such mortgage loan is increasing due to the addition of deferred interest, the increasing principal balance of such mortgage loan may approach or exceed the value of the related mortgage property, thus increasing the likelihood of defaults as well as the amount of any loss experienced with respect to any such mortgage loan that is required to be liquidated. Furthermore, each such mortgage loan generally provides for the payment of any remaining unamortized principal balance (due to the addition of deferred interest, if any, to the principal balance of such mortgage loan) in a single payment at the maturity of the loan. Because the related mortgagors may be required to make a larger single payment upon maturity, it is possible that the default risk associated with such mortgage loans is greater than that associated with fully amortizing mortgage loans. To the extent the Fund invests in loans with negative amortization features, the Fund’s returns could be adversely affected.

Laws such as the Relief Act provide relief to mortgagors who enter into active military service or who were on reserve status but are called to active duty after the origination of their mortgage loans. Under the Relief Act, during the period of a mortgagor’s active duty, the rate of interest that may be charged on such mortgagor’s loan will be capped at a rate of 6% per annum, which may be below the interest rate that would otherwise have been applicable to such mortgage loan. If the loans in the Fund’s portfolio are or become subject to such caps, the Fund’s returns could be adversely affected.

Violations of loan origination or servicing laws may result in losses on a portfolio of Residential Transitional Loans. Applicable state laws generally regulate interest rates and other charges, require licensing of originators and require specific disclosures. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of Residential Transitional Loans. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of a lender to collect all or part of the principal of or interest on the Residential Transitional Loans, may entitle a borrower to a refund of amounts previously paid and, in addition, could subject the owner of a Residential Transitional Loans to damages and administrative enforcement.

The Fund currently intends to hold its interests in Residential Transitional Loans in a trust structure in which the Fund will hold all of the trust’s beneficial interest and the trustee will be a U.S. national bank acting as custodian of the trust assets. The trust will be treated as a wholly-owned subsidiary of the Fund. The TRSs and subsidiaries (as defined below) of the Fund, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans, will comply with provisions of the 1940 Act related to affiliated transactions and custody of assets (Section 17) or exemptive relief therefrom. The Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the TRSs, and each subsidiary of the Fund, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans. In addition, the Adviser and the Board, as relevant, will comply with the provisions of Section 15 of the 1940 Act with respect to a TRS’s or other subsidiary’s, including the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans, investment advisory contract.

Repurchase Agreements and Reverse Repurchase Agreement

The Fund may enter into repurchase agreements and reverse repurchase agreements. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest). Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. If the counterparty defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller’s estate.

A reverse repurchase agreement or dollar roll involves the sale of a security by the Fund and its agreement to repurchase the instrument at a specified time and price, and may be considered a form of borrowing for some purposes. The Fund may be subject to an increase in borrowing costs if the counterparty to a reverse repurchase agreement seeks to increase the rate of the borrowing upon a roll of the repurchase agreement. In addition, the Fund could be subject to a “margin call,” pursuant to which the Fund must either deposit additional collateral with the counterparty or suffer mandatory liquidation of the securities subject to repurchase to compensate for the decline in value.

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Repurchase and reverse repurchase agreements can have effects similar to margin trading and other leveraging strategies.

Credit Risk Transfer (“CRT”) Securities

CRT securities are debt obligations issued by or sponsored by Fannie Mae and Freddie Mac. The coupon payments on CRT securities are paid by the issuer and the principal payments received are dependent on the performance of loans in either a reference pool or an actual pool of loans. As an investor in a CRT security, the Fund may incur a principal loss if the performance of the actual or reference pool loans results in either an actual or calculated loss that exceeds the credit enhancement of the security owned by the Company. In addition, CRT securities, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. CRT securities are unguaranteed and unsecured debt securities issued by government agencies and therefore are not directly linked to or backed by the underlying mortgage loans. As a result, in the event that a government agency fails to pay principal or interest on its CRT securities or goes through a bankruptcy, insolvency or similar proceeding, holders of such CRT securities have no direct recourse to the underlying mortgage loans and will generally receive recovery on par with other unsecured note holders in such a scenario. The risks associated with an investment in CRT securities are different than the risks associated with an investment in mortgage-backed securities issued by Fannie Mae and Freddie Mac, or other government-sponsored enterprise, or issued by a private issuer, because some or all of the mortgage default or credit risk associated with the underlying mortgage loans is transferred to investors. As a result, investors in these securities could lose some or all of their investment in these securities if the underlying mortgage loans default.

Mezzanine Investments

The Fund may invest in certain high yield securities known as mezzanine investments, which are subordinated debt securities which are generally issued in private placements in connection with an equity security (e.g., with attached warrants). Such mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years due to prepayment rights. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer. Mezzanine investments share all of the risks of other high yield securities and are often even more subordinated than other high yield debt, as they often represent the most junior debt security in an issuer’s capital structure.

Investment Structures

The TRSs and subsidiaries of the Fund will not be registered under the 1940 Act. However, the TRSs and subsidiaries of the Fund will comply with provisions of the 1940 Act related to affiliated transactions and custody of assets (Section 17) or exemptive relief therefrom. Custody of certain subsidiary assets will be maintained with U.S. Bank National Association rather than with JPMorgan Chase Bank N.A., which is otherwise the custodian of the Fund’s assets. In addition, the Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the TRSs and subsidiaries of the Fund. The Adviser and the Board, as relevant, will also comply with the provisions of Section 15 of the 1940 Act with respect to a TRS’s or other subsidiary’s investment advisory contract. A “subsidiary” is any entity (regardless of whether or not the Fund set up the entity) primarily controlled by the Fund, and that primarily engages in investment activities in securities or other assets. “Primarily controlled” as used herein means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person. Other than entities wholly owned or majority owned by the Fund, the Fund does not currently intend to create or acquire primary control of a subsidiary as defined in this paragraph.

The Fund anticipates that it will contribute substantially all of the capital required to operate the Land Banking Subsidiaries. Notwithstanding that significant capital contribution, the Fund also anticipates that it will agree under the joint venture terms that the subsidiary’s operating decisions will be made jointly (by mutual agreement) with the Fund’s operating partner. Given the possibility that on these facts the Fund may be deemed to have primary control of this kind of joint venture (notwithstanding that the mutual agreement terms also may suggest co-equal control with the partner), the Fund has undertaken to the SEC staff that it will cause the Fund to comply with the above listed requirements of the 1940 Act in the same manner as for the Fund’s subsidiaries. However, the Land Banking Subsidiaries will be treated differently from the TRSs and other subsidiaries as an accounting and financial reporting matter because they are not consolidated with the Fund’s accounts for financial reporting purposes.

Joint Venture Entities.  As part of its real estate investments, the Fund may, directly or indirectly through a TRS, enter into joint ventures with third parties, including joint ventures that are partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties. Such investments may involve risks not otherwise present with other methods of investment. For example, the Fund would not be in a position to exercise sole decision-making authority regarding the underlying real estate investment held by the Joint Venture Entity, and as a result the Fund may also be subject to the potential risk of disagreements on decisions, such as a sale, because neither it nor its joint venture partners would have full control over the investments held by the Joint Venture Entity. Unlike investments in Wholly-Owned Entities, investments in Joint Venture Entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their require, albeit

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small, d capital contributions which may be immaterial. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and directors from focusing their time and efforts on the Fund’s business.

Wholly-Owned Entities. The Fund may invest through one or more Wholly-Owned Entities formed by the Fund and organized in the United States. Unlike investments through Joint Venture Entities, the Fund will maintain complete control of the underlying investments held by the Wholly-Owned Entity and as a result, the Fund will bear all risks associated with the underlying investment. However, the Fund will have greater flexibility as to disposition of an underlying investment held by the Wholly-Owned Entity because the Fund will be in a position to exercise sole decision-making authority with respect to such underlying investment. Further, investments in real estate made through a Wholly-Owned Entity will not be subject to the risk of bankruptcy of a third party or failure of such third party to fund any required capital contributions, or the risk of disputes between the Fund and its joint venture partners that could result in litigation or arbitration that would increase the Fund’s expenses.

Securitization Risk

A securitization is a form of leverage under which an “originator” or “sponsor” transfers income producing assets to a special purpose vehicle (SPV), which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV. The Fund may participate in securitizations in a variety of ways. For example, the RMBS and CMBS in which the Fund and many market participants invest are structured as securitizations and the Fund may also acquire equity interests in third-party securitizations.

The securitizations in which the Fund invests have a leveraging effect and may increase the volatility of the Fund’s investment and the risk of investing with the Fund. When the Fund invests in the equity of a third-party securitization, the value of the Fund’s investment is particularly vulnerable to adverse conditions in the credit markets or defaults within the collateral pool. Any reduction in the value of the collateral pool reduces the value of the Fund’s interests. Additionally, the leveraged nature of these investments magnifies the impact of any losses, increasing the risk of significant or total loss of the Fund’s investment. The Fund’s equity interests may be illiquid, limiting the Fund’s ability to sell or transfer these interests in response to market disruptions or other adverse developments.

Derivatives and Hedging

While the Subadviser may, but is not required to, enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if the Subadviser had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, the Subadviser may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Subadviser from achieving the intended hedge and expose the Fund to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Unless the Fund is relying on the Limited Derivatives User Exception (as defined below), the Fund must comply with Rule 18f-4 with respect to its Derivatives Transactions (as defined above). Rule 18f-4, among other things, requires the Fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on Fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is administered by a “derivatives risk manager,” who is appointed by the Board of Trustees, including a majority of Independent Trustees, and periodically reviews the DRMP and reports to the Board of Trustees.

Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” (as defined in Rule 18f-4) is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”). As of the date of this Statement of Additional Information, the Fund does not rely on the Limited Derivatives User Exception.

Futures Transactions. The Fund may have interests in financial futures contracts. A principal risk in futures trading is the volatility in the market prices of the underlying assets. The profitability of such activities depends on the Advisers’ ability to predict fluctuations in market prices. Prices of futures contracts are affected by a wide variety of complex factors that are difficult to predict, such as supply and demand of a particular asset, governmental activities and regulations, political and economic events and characteristics of the marketplace.

Put Options. The seller (writer) of a put option which is covered (i.e., the writer has a short position in the underlying Portfolio Investment) assumes the risk of an increase in the market price of the underlying Portfolio Investment above the sales price (in establishing the short position) of the underlying Portfolio Investment plus the premium received, and gives up the opportunity for gain on the underlying Portfolio Investment if the market price falls below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying Portfolio Investment below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option.

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Index or Index Options. The Fund may invest in real estate-related indices or index options. The value of an index or index option fluctuates with changes in the market values of the assets included in the index. Because the value of an index or index option depends upon movements in the level of the index rather than the price of a particular asset, whether the Fund will realize appreciation or depreciation from the purchase or writing of options on indices depends upon movements in the level of instrument prices in the assets generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of particular assets.

Index Futures. The price of index futures contracts may not correlate perfectly with the movement in the underlying index because of certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, participants may close futures contracts through offsetting transactions that would distort the normal relationship between the index and futures markets. Second, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause price distortions. Successful use of index futures contracts by the Fund also is subject to the Advisers’ ability to correctly predict movements in the direction of the market.

Credit Default Swaps. Credit default swaps can be used to implement the Advisers’ view that a particular credit, or group of credits, will experience credit improvement or deterioration. In the case of expected credit improvement, the Fund may sell credit default protection in which it receives a premium to take on the risk. In such an instance, the obligation of the Fund to make payments upon the occurrence of a credit event creates leveraged exposure to the credit risk of the referenced entity. The Fund may also buy credit default protection with respect to a referenced entity if, in the Advisers’ judgment, there is a high likelihood of credit deterioration. In such instance, the Fund will pay a premium regardless of whether there is a credit event.

Futures Contracts. The value of futures contracts depends upon the price of the investment, such as commodities, underlying them. The prices of futures contracts are highly volatile, and price movements of futures contracts can be influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, as well as national and international political and economic events and policies. In addition, investments in futures contracts are also subject to the risk of the failure of any of the exchanges on which the Fund’s positions trade or of its clearinghouses or counterparties. Futures positions may be illiquid because certain commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a particular futures contract has increased or decreased by an amount equal to the daily limit, positions in that contract can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. This could prevent the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses or prevent it from entering into desired trades. Also, low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. In extraordinary circumstances, a futures exchange or the CFTC could suspend trading in a particular futures contract, or order liquidation or settlement of all open positions in such contract.

Equity Securities

The value of the Fund’s portfolio holdings may fluctuate in response to the risk that the prices of equity securities, including common stock, rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

In addition, equity markets tend to move in cycles, which may cause stock prices to fall over short or extended periods of time. Equity securities, including common stocks, may fall due to both changes in general economic conditions that impact the market as a whole, as well as factors that directly relate to a specific company or its industry. Such general economic conditions include changes in interest rates, periods of market turbulence or instability, or general and prolonged periods of economic decline and cyclical change. It is possible that a drop in the stock market may depress the price of most or all of the common stocks that the Fund holds. In addition, equity risk includes the risk that investor sentiment toward one or more industries will become negative, resulting in those investors exiting their investments in those industries, which could cause a reduction of the value of companies in those industries more broadly. The value of a company’s common stock may fall solely because of factors, such as an increase in production costs, that negatively impact other companies in the same region, industry or sector of the market. A company’s common stock also may decline significantly in price over a short period of time due to factors specific to that company, including decisions made by its management or lower demand for the company’s products or services. For example, an adverse event, such as an unfavorable earnings report or the failure to make anticipated dividend payments, may depress the value of common stock. Equity securities generally have greater volatility than debt securities.

Preferred Stock

Unlike common stock, preferred stock generally pays a fixed dividend from a company’s earnings and may have a preference over common stock on the distribution of a company’s assets in the event of bankruptcy or liquidation.

Preferred stockholders’ liquidation rights are subordinate to the company’s debt holders and creditors. If interest rates rise, the fixed dividend on preferred stocks may be less attractive and the price of preferred stocks may decline. Preferred stock usually does not require

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the issuer to pay dividends and may permit the issuer to defer dividend payments. Deferred dividend payments could have adverse tax consequences for the Fund and may cause the preferred stock to lose substantial value.

Convertible Securities

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.

Hybrid Investments

Hybrid securities may include preferred stock and convertible securities. Preferred stock generally does not exhibit as great a potential for appreciation or depreciation as common stock, although it ranks above common stock in its claim on income for dividend payments. Unlike interest payments on debt securities, dividends on preferred stock are generally payable at the discretion of the issuer’s board of directors. Preferred shareholders may have certain rights if dividends are not paid but generally have no legal recourse against the issuer. Shareholders may suffer a loss of value if dividends are not paid. The market prices of preferred stocks are generally more sensitive to changes in the issuer’s creditworthiness than are the prices of debt securities. Preferred stock of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies. The Fund’s investments in preferred stock are treated as qualifying debt investments for purposes of the Fund’s investment restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt investments.

U.S. Government Securities

The Fund may invest in United States government obligations. United States government obligations include Treasury Notes, Bonds and Bills which are direct obligations of the United States government backed by the full faith and credit of the United States, and securities issued by agencies and instrumentalities of the United States government (“government-sponsored entities”), which may be (i) guaranteed by the United States Treasury, such as the securities of the Government National Mortgage Association, or (ii) supported by the issuer’s right to borrow from the Treasury and backed by the credit of the federal agency or instrumentality itself, such as securities of the Federal Intermediate Land Banks, Federal Land Banks, Bank of Cooperatives, Federal Home Loan Banks, Tennessee Valley Authority and Farmers Home Administration. Although the Fund may hold securities that carry United States government guarantees, these guarantees do not extend to shares of the Fund itself and do not guarantee the market prices of the securities. In September of 2008, the U.S. Treasury placed under conservatorship two government-sponsored entities, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and appointed the Federal Housing Finance Agency (“FHFA”) to manage their daily operations. While these entities remain to date under the conservatorship of the FHFA, long-term, continued operation in government-run conservatorships is not sustainable. In addition, the U.S. Treasury entered into purchase agreements with these two entities to provide them with capital in exchange for senior preferred stock. Generally, their securities are neither issued nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. government. In most cases, these securities are supported only by the credit of the issuing entity itself, standing alone. In recent periods, the values of U.S. government securities have been affected substantially by increased demand. Increases (or decreases) in demand of such securities may occur at any time and may result in increased volatility in the values of those securities.

Investment in Other REITs

The Fund may invest in other REITs. REITs are generally classified as equity REITs, mortgage REITs, or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. The risk factors regarding REITs in the Prospectus generally apply to any REIT in which the Fund invests. See “Risks Related to the Fund’s REIT Qualification and Certain Other U.S. Federal Income Tax Items” in the Prospectus. Additionally, the Fund’s investments in REITs present certain further risks that are unique and in addition to the risks associated with investing directly in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent on management skills, are not diversified, and are subject to the risks of financing projects. REITs whose underlying assets include U.S. long-term healthcare properties, such as nursing, retirement and assisted living homes, may be impacted by U.S. federal regulations concerning the healthcare industry. The real estate industry has been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. Real property values and income from real property may decline due to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhoods and in demographics, increases in market interest rates, or other factors. Factors such as these may adversely affect companies that own and operate real estate directly, companies which lend to such companies, and companies which service the real estate industry. In addition, when the Fund invests in another REIT it will

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have no control over the investment program or operations of the other REIT and will be solely dependent on the other REIT’s management team in respect of such matters. For purposes of the Fund’s 80% of Managed Assets investment restriction, the Fund will consider its investments in other REITs in all cases to be real estate-related and then to be debt if either (i) the instrument issued by the REIT is itself debt or debt-like or (ii) substantially all of the REIT’s assets are reasonably expected to be debt or debt-like (as could be the case for a mortgage REIT). Alternatively, the Fund may elect to consider compliance with that 80% of Managed Assets investment restriction in respect of an investment in another REIT on a “look through” basis. Similar considerations will be applied when assessing compliance with the Fund’s investment restriction generally requiring that a majority of its Managed Assets be in a portfolio of residential and residential-related real estate-related investments.

Investment in Other Regulated Funds

The Fund may invest in securities of other investment companies, including ETFs (referred to as “regulated funds”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other regulated funds to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Subadviser believes share prices of other regulated funds offer attractive values. The Fund generally may invest up to 10% of its total assets in shares of other regulated funds and up to 5% of its total assets in any one regulated fund (in each case measured at the time of investment), as long as no investment represents more than 3% of the outstanding voting stock of the acquired regulated fund at the time of investment. (the “3-5-10% Limitations”). On October 7, 2020, the SEC adopted Rule 12d1-4 under the 1940 Act which, subject to certain conditions, provides an exemption to permit acquiring funds to invest in the securities of other registered investment companies in excess of the 3-5-10% Limitations.

Investment in another regulated fund may involve the payment of a premium above the value of the issuer’s portfolio securities and is subject to market availability. In the case of a purchase of shares of such a fund in a public offering, the purchase price may include an underwriting spread. The Fund does not intend to invest in such a regulated fund unless, in the judgment of the Subadviser, the potential benefits of such investment justify the payment of any applicable premium or sales charge. As a shareholder in a regulated fund, the Fund would bear its ratable share of that regulated fund’s expenses, including its advisory and administration fees. At the same time, the Fund would continue to pay its own advisory fees and other expenses.

Exchange-Traded Funds

The Fund may invest in ETFs, which are investment companies or special purpose trusts whose primary objective is to achieve the same rate of return as a particular market index or commodity while trading throughout the day on an exchange. Most ETF shares are sold initially in the primary market in creation units. A creation unit represents a bundle of securities (or other assets) that replicates, or is a representative sample of, the ETF’s holdings and that is deposited with the ETF. Once owned, the individual shares comprising each creation unit are traded on an exchange in secondary market transactions for cash. The secondary market for ETF shares allows them to be readily converted into cash, like commonly traded stocks. The combination of primary and secondary markets permits ETF shares to be traded throughout the day close to the value of the ETF’s underlying holdings. The Fund would purchase and sell individual shares of ETFs in the secondary market. These secondary market transactions require the payment of commissions.

ETF shares are subject to the same risks as regulated funds, as described above. Furthermore, there may be times when the exchange halts trading, in which case the Fund would be unable to sell ETF shares until trading is resumed. In addition, because ETFs often invest in a portfolio of common stocks and “track” a designated index, an overall decline in stocks comprising an ETF’s benchmark index could have a greater impact on the ETF and investors than might be the case in an investment company with a more widely diversified portfolio. Losses could also occur if the ETF is unable to replicate the performance of the chosen benchmark index. ETFs tracking the return of a particular commodity (e.g., gold or oil) are exposed to the volatility and other financial risks relating to commodities investments.

Other risks associated with ETFs include the possibility that: (i) an ETF’s distributions may decline if the issuers of the ETF’s portfolio securities fail to continue to pay dividends; and (ii) under certain circumstances, an ETF could be terminated. Should termination occur, the ETF could have to liquidate its portfolio when the prices for those assets are falling. In addition, inadequate or irregularly provided information about an ETF or its investments, because ETFs are passively managed, could expose investors in ETFs to unknown risks.

Investments in Foreign Companies

A portion of the Fund’s investments may be in securities of foreign companies. Investing in foreign companies may expose the Fund to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and

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greater price volatility. These risks many be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.

Special Considerations Relating to Particular Geographic Areas

The Fund invests a significant portion of its assets in each of California, Oregon and Washington and, therefore, may be susceptible to political, economic or regulatory factors affecting real estate-related investments in these states. These include the possible adverse effects of legislative measures, changes in the states’ populations and other matters that are described below. The information provided below is only a brief summary of the complex factors affecting the financial situation in these states and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in these states or contained in official statements from the states.

Factors Pertaining to California. California is the most populated state in the United States with an estimated population of 39.1 million in 2023, representing approximately one in eight U.S. residents living in the state. The population of California has declined by nearly 400,000 since the onset of the COVID-19 Pandemic. In that same period, the number of single family, multi-family, and mobile home units have steadily increased. In calendar year 2023, approximately 13.8 million of 14.8 million housing units were occupied, amounting to a 6.37% housing vacancy rate. The California Department of Finance projects that the state’s population will be 40.2 million in 2044. However, those projections also show a decline in population to 39.6 million by 2060.

California’s nearly $3.9 trillion economy is the largest state economy in the United States, representing 14% of U.S. gross domestic product (“GDP”). Since 1998, California’s GDP per capita has grown by 111%, however, California’s economy, on average, has grown slowly since 2020 (2.3% per year) relative to the growth from the previous four years (3.9% per year). Over the previous year, agriculture, forestry, fishing and hunting (28.6%), retail trade (9.9%), and information (9.3%) were the biggest contributors to the state’s real GDP growth. Real estate, rental, and leasing contributed 1.3% to the state’s real GDP growth, but was the second largest sector in California with $445.8 billion in real GDP. Since the COVID-19 Pandemic, wages and salaries in this sector have grown by 7.5% compounded annually compared to an increase of 8.4% nationally.

Job growth in the state mimics the nation as a whole, with an average increase of 1.2% over the past 25 years – the United States experienced an average increase of 1.0% in that same time period. Since the COVID-19 Pandemic, however, job creation in the state has been slower (0.8% growth) relative to the United States (1.1% growth). While historically California has experienced higher relative unemployment rates, the past two years have been below historical markers with an average unemployment rate of 4.7%. Real estate and finance comprise the biggest portions of California’s GDP at 18% – a constant for the past 25 years.

California’s median household income for 2023 was $89,300 – in comparison, the median household income in the United States was $80,610. The quality of California’s economy varies by region – a disparity which has shifted over the past few decades. For example, the Bay Area’s $124,000 per capita 2022 income doubled that of the northern, Central Valley, and Inland Empire areas. The difference in per capita income between these regions in 1998 was $32,000. On the state’s coast, the region’s high cost of housing and living contributes to the large presence of California residents who participate in the labor force, yet still experience poverty. According to new Census data, California’s poverty rate increased to 18.9% in 2023, up from 16.4% in 2022 and 11.0% in 2021. The state has the highest poverty rate in the country.

For fiscal year 2022, California’s real estate market was down due to the rise of interest rates. Inflation caused the median price of homes in California to reach a record high of $858,000 – an increase of 4.7% over the previous year and a total increase of 37% over a two-year span. The 30-year fixed mortgage rate was 5.52% which led to a drop in sales of existing single-family homes by 20.9% and an increase in listings by 64%.

California is experiencing increasing wildfire activity, including with regard to the number and severity of wildfires. The damage caused by past, current and future wildfires could have long-term negative economic effects on California’s economy and, consequently, on California’s real estate market.

Factors Pertaining to Oregon. Oregon is the 27th most populated state in the United States with an estimated population of 4.23 million in 2023. The population of Oregon has declined by approximately 11,700 since the onset of the COVID-19 Pandemic, and 2023 had a year-over-year decline of roughly 6,000. The number of single family, multi-family, and mobile/other homeowners in 2022 were roughly 960,000, 32,000, and 93,000, respectively. Meanwhile, roughly 217,000, 398,000, and 23,000 renters occupied the aforementioned categories of units, respectively. In 2023, Multnomah County – which includes Portland – was the state’s largest county with an estimated population of nearly 790,000 and it is projected that the county will have a population of nearly 883,000 by 2030 and over 970,000 by 2045.

In the second quarter of 2024, Oregon’s real GDP was $264.6 billion per year – ranking 25th among states. In this time period, Oregon’s real GDP grew 3.3%, when compared to an increase of 3.0% for the United States as a whole and a decline of 1.9% for the

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state in the previous quarter. Over the previous year, agriculture, forestry, fishing and hunting (21.1%), health care (6.6%), and retail trade (6.4%) were the biggest contributors to the state’s real GDP growth. Real estate, rental, and leasing remained constant over the previous year (0.0% growth), but increased by 1.8% over the previous quarter (which was a reversal from the sector’s first quarter decline of 2.3%). Real estate, rental, and leasing was the largest sector in Oregon at $37.72 billion in real GDP. Since the COVID-19 Pandemic, wages and salaries in this sector have grown by 6.7% compounded annually compared to the U.S. increase of 8.4%.

As of September 2024, the state’s unemployment rate was 4.0%, compared to the national unemployment figure of 4.1%. Over the previous four quarters, Oregon’s unemployment rate has remained stable with a low of 3.9% and a high of 4.1%. Oregon’s $71,192 quarterly per capita personal income is 20th among the 50 states. Oregon’s median household income for 2023 was roughly $88,700 – in comparison, the median household income in the United States was $80,610. Oregon’s income per capita increased 5.5% from 2023 compared to the national change of 5.3%. The state’s poverty rate is an average of 12.2% compared to the national average of 11.1% as of 2023. Oregon projects its economy to cool down due to higher interest rates, but state officials believe declining interest rates will spur additional economic activity with both consumers and businesses taking on more loans for spending and expansion. In addition, the state has indicated that higher interest rates were a reason for sidelined construction projects, but anticipates a rebound corresponding with rate cuts.

To address a housing and homelessness crisis in the state, lawmakers have passed several bills and taken executive action. Senate Bill 5511 provides the Housing and Community Services Department (HCSD) with an additional $217.7 million in emergency housing investments, as well as $10 million to support down payment assistance and foreclosure avoidance counseling for the 2023-25 biennium. House Bill 2001 provided initial funding to the Department of Land and Conservation Development (DLCD) for the 2021-23 biennium, and appropriated nearly $37 million in the 2023-25 biennium to DLCD, HCSD, the Oregon Department of Agriculture (ODA), and the Oregon Facilities Authority for a variety of efforts associated with increasing housing production in Oregon.

Factors Pertaining to Washington. Washington is the 13th most populated state in the United States with an estimated population of 7.8 million in 2023. The population of Washington has grown by approximately 108,000 since the onset of the COVID-19 Pandemic, and in 2023 the state had a year-over-year increase of roughly 28,400. The State of Washington forecasts its population to increase to 8.8 million by 2035 and 9.9 million by 2050, which would amount to a 28% increase in population.

Single-family units made up 89% of owner-occupied units and 31% of renter-occupied units in the state. Multi-family units comprised 5% of owner-occupied units and 66% of renter-occupied units in the state. Meanwhile, mobile homes and other types of homes comprised 7% of owner-occupied units and 4% of renter-occupied units. The State of Washington anticipates needing to add more than a million homes over the next 20 years to accommodate population growth – it estimates that nearly half of those units will need to be affordable to households making less than 50% of the median family income. After the great recession, the housing construction industry lagged in recovery and has fallen well behind the demand for housing from new workers. The rate of new home production has yet to reach its peak seen in 2005-2007. In 2005, Washington had a job-to-housing ratio of 1.04; however, in the period between 2005 and 2020, the state added greater than 726,000 jobs compared to 529,000 housing units. As a result, the state estimates having needed to build an additional 170,000 homes in this post-recession time period to have maintained the same job-to-housing ratio of 2005. Washington deems the housing market outlook to be highly uncertain due to rapid construction cost inflation, increased interest rates, and uncertainty in the Puget Sound area job market from tech industry layoffs.

In the second quarter of 2024, Washington’s real GDP was $699.7 billion per year – ranking 8th among states. In this time period, Washington’s real GDP grew 2.2%, compared to an increase of 3.0% for the United States as a whole and an increase of 1.5% for the state in the previous quarter. Over the previous year, agriculture, forestry, fishing and hunting (21.5%), information (9.9%), and retail trade (9.3%) were the biggest contributors to the state’s real GDP growth. Real estate, rental, and leasing contributed 1.7% to real GDP growth over the previous year, but increased by over 2.8% the previous quarter. Real estate, rental, and leasing was the second largest sector in Washington at nearly $88 billion in real GDP. Since the COVID-19 Pandemic, wages and salaries in this sector have grown by 9.7% compounded annually compared to the U.S. increase of 8.4%.

As of September 2024, the state’s unemployment rate was 4.8%, compared to the national unemployment figure of 4.1%. Over the previous four quarters, Washington’s unemployment rate has increased by 0.5%. Washington’s $84,877 quarterly per capita personal income is 7th among the 50 states. Washington’s median household income for 2023 was roughly $93,400 – in comparison, the median household income in the United States was $80,610. Washington’s income per capita increased 5.1% from 2023 compared to the national change of 5.3%. The state’s poverty rate is an average of 10.3% compared to the national average of 11.1% as of 2023.

Washington’s employment growth has led the state’s employment to now exceed pre-pandemic levels of employment. However, there are large job sectors which are yet to return to pre-pandemic levels, including the aerospace, retail trade, and leisure and hospitality industries. The state expects growth in construction jobs to soften as the housing and commercial markets adjust to higher inflation rates. The increasing trend of work-from-home as has had a negative impact on demand for commercial office space in Washington. For example, building permits declined 29.9% in fiscal year 2023. Despite this sharp decline, Washington expects the work-from-home policies to reach “some form of equilibrium” and, thus, projects growth in building permits of 0.6% and 4.6% in 2024 and 2025, respectively. Accordingly, the state anticipates construction employment growing 1.3% in 2024, but declining 1.2% in 2025.

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Political forces have turned to the state’s budget to help address Washington’s growing housing shortage – the 2023-25 budgets allocate more than $1 billion for new investments to that end and allocate over $100 million in emergency housing and shelter to support approximately 2,000 individuals. Additionally, the capital budget provides for about 3,850 new housing units over the next two years and a total of 11,150 units over the next three biennia.

Recent Market Conditions

Political and diplomatic events within the United States, including a contentious domestic political environment, changes in political party control of one or more branches of the U.S. government, the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, the threat of a U.S. government shutdown, and disagreements over, or threats not to increase, the U.S. government’s borrowing limit (or “debt ceiling”), as well as political and diplomatic events abroad, may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. A downgrade of the ratings of U.S. government debt obligations, or concerns about the U.S. government’s credit quality in general, could have a substantial negative effect on the U.S. and global economies. Moreover, although the U.S. government has honored its credit obligations, there remains a possibility that the United States could default on its obligations. The consequences of such an unprecedented event are impossible to predict, but it is likely that a default by the United States would be highly disruptive to the U.S. and global securities markets and could significantly impair the value of the Fund’s investments.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions

The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the 1940 Act, means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting at which more than 50% of the Fund’s outstanding voting securities are present or represented by proxy or (ii) more than 50% of the Fund’s outstanding voting securities). Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. The Fund’s fundamental policies are as follows:

(1)	Borrowing Money. The Fund will not borrow money, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(2)	Senior Securities. The Fund will not issue senior securities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(3)	Underwriting. The Fund will not act as an underwriter of securities within the meaning of the 1933 Act, as amended, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(4)	Concentration. The Fund will not “concentrate” its investments in a particular industry or group of industries, provided, however, that the Fund will, under normal market conditions, concentrate its investments in the real estate industry.

(5)	Commodities. The Fund will not purchase or sell commodities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(6)	Loans. The Fund will not make loans to other persons, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

The Board of Trustees has adopted a repurchase offer fundamental policy resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the Fund’s outstanding voting securities (which for this purpose and under the 1940 Act, means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting at which more than 50% of the Fund’s outstanding voting securities are present or represented by proxy or (ii) more than 50% of the Fund’s outstanding voting securities). The Fund is required to offer to repurchase between 5% and 25% of its outstanding Shares with each repurchase offer.

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the 1940 Act, means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting at which more than 50% of the Fund’s outstanding voting securities are present or represented by proxy or (ii) more than 50% of the Fund’s outstanding voting securities).

(a)	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
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(b)	The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board of Trustees in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

(c)	There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s NAV applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).

Other Information Regarding Investment Restrictions

The following are interpretations of the fundamental investment policies of the Fund and may be revised without shareholder approval, consistent with current laws and regulations as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time:

Borrowing Money. Under current law as interpreted by the SEC and its staff, the Fund may borrow from: (i) a bank to purchase or carry securities or other investments, (ii) from banks for temporary or emergency purposes, or (iii) by entering into reverse repurchase agreements, if, immediately after any such borrowing, the value of the Fund’s assets, including all borrowings then outstanding less its liabilities, is equal to at least 300% of the aggregate amount of borrowings then outstanding (for the purpose of determining the 300% asset coverage, the Fund’s liabilities will not include amounts borrowed). Any such borrowings may be secured or unsecured. The Fund may issue securities (including senior securities) appropriate to evidence the indebtedness, including reverse repurchase agreements, which the Fund is permitted to incur.

Senior Securities. Senior securities may include any obligation or instrument issued by an investment company evidencing indebtedness and certain trading practices and investments, such as derivatives transactions, may be treated as senior securities. The Fund now complies with Rule 18f-4 with respect to its derivatives transactions. Thus, the fundamental policy relating to issuing senior securities above will not restrict the Fund from entering into derivatives transactions that are treated as senior securities so long as the Fund complies with Rule 18f-4 with respect to such derivatives transactions.

Underwriting. Under the 1940 Act, underwriting securities generally involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. The Fund’s limitation with respect to underwriting securities is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws.

Concentration. Under current SEC and SEC staff interpretation, the Fund would “concentrate” its investments if more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in a single industry or group of industries. For purposes of this limitation, the Fund expects to treat Residential Transitional Loans, Land Banking, residential mezzanine loans and RMBS, CMBS and similar securitizations as investments in a single industry or group of related industries; in each case, the Fund expects to assess that the primary economic characteristics that affect these investments (other than credit-worthiness of a borrower or other issuer- or borrower-specific considerations that are not industry-specific, broad economic considerations affecting markets generally, and liquidity, maturity and similar considerations) are not materially different and will relate primarily to property price movements and the supply/demand characteristics of the various real estate markets where the applicable properties are located. For purposes of this limitation, there is no limit on: (1) investments in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions, in repurchase agreements collateralized by U.S. Government securities, or in tax-exempt securities issued by the states, territories, or possessions of the United States (“municipal securities”), excluding private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity; (2) investments in issuers domiciled in a single jurisdiction provided that the Fund does not invest greater than 25% in a particular industry or group of industries; or (3) certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry or group of industries to the extent permitted by the 1940 Act. The Fund treats the assets of the investment companies in which it invests as its own for purposes of the Fund’s concentration policy. If these asset-backed securities are backed by a pool of loans issued by companies in a related group of industries, investments in such asset-backed securities will be limited by the Fund’s concentration policy.

Commodities. The Fund may hold commodities acquired as a result of ownership of securities or other investments. This limitation does not preclude the Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies that are engaged in a commodities business or have a significant portion of their assets in commodities.

Loans. Under current law as interpreted by the SEC and its staff, the Fund may not lend any security or make any other loan if, as a result, more than 33⅓% of its total assets would be lent to other parties, except that the Fund (i) will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with its stated investment strategies; (ii) may take short positions

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in any security or financial instrument; and (iii) may lend its portfolio securities in an amount not in excess of 33⅓% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law.

Portions of the Fund’s fundamental investment restrictions (i.e., the references to “except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time”) provide the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow the Board of Trustees to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Non-Fundamental Investment Restrictions

The Fund has adopted a non-fundamental investment restriction pursuant to Rule 35d-1 under the 1940 Act (a “Names Rule Restriction”). Pursuant to its Names Rule Restriction, the Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in the Fund’s prospectus) in a portfolio of public and private real estate-related debt investments. The Fund will consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Names Rule Restriction) when determining compliance with the Name Rule Restriction. For purposes of its Names Rule Restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt investments, the Fund will consider its investments in other REITs in all cases to be real estate-related and then to be debt if either (i) the instrument issued by the REIT is itself debt or debt-like or (ii) substantially all of the REIT’s assets are reasonably expected to be debt or debt-like (as could be the case for a mortgage REIT). Alternatively, the Fund may elect to consider compliance with that 80% requirement in respect of an investment in another REIT on a “look through” basis. Similar considerations will be applied when assessing compliance with the Fund’s investment restriction generally requiring that a majority of its Managed Assets be in a portfolio of residential and residential-related real estate-related investments. The Fund “counts” relevant derivative positions towards its 80% of Managed Assets investment restriction and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment, which come into effect in 2025).

The Fund’s investment objective and Names Rule Restriction are not fundamental policies and, accordingly, may be changed by the Board of Trustees without shareholder approval. Shareholders will be notified a minimum of 60 days in advance of any change in the Fund’s investment objective or Names Rule Restriction.

MANAGEMENT OF THE FUND

Pursuant to the Declaration of Trust and By-Laws, the Fund’s business and affairs are managed under the direction of the Board of Trustees, which has overall responsibility for monitoring and overseeing the Fund’s management and operations.

Pertinent information regarding the members of the Board of Trustees and principal officers of the Fund is set forth below. Some of the Trustees and officers are employees of the Adviser or Subadviser and their affiliates. At least a majority of the Fund’s Board of Trustees are not “interested persons” of the Fund as that term is defined in the 1940 Act.

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INDEPENDENT TRUSTEES1

Name, Address and Date of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships/ Trusteeships Held by Trustee During Past Five (5) Years

Lisa Anderson 1345 Avenue of the Americas New York, New York 10105 (born October 1950)	Trustee	June 2024 - present	Special Lecturer and James T. Shotwell Professor of International Relations Emerita at the Columbia University School of International and Public Affairs; prior to January 2016, President of the American University in Cairo	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Member Emerita, Human Rights Watch; Member, Advisory Board, School of Global Affairs and Public Policy, American University in Cairo; Member, Advisory Board, Kluge Center, Library of Congress, Washington, DC; Trustee, Hertie School of Governance (Berlin); Trustee, Tufts University; Trustee, Aga Khan University
Candace K. Beinecke* 1345 Avenue of the Americas New York, New York 10105 (born November 1946)	Trustee (Chair)	June 2024 – present	Senior Counsel, Hughes Hubbard & Reed LLP; prior to April 2017, Chair, Hughes Hubbard & Reed LLP	32	Trustee, First Eagle Funds (11 portfolios) (Chair); Trustee, First Eagle Variable Funds (1 portfolio) (Chair); Trustee, First Eagle Credit Opportunities Fund (1 portfolio) (Chair); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio) (Chair); Trustee, First Eagle Completion Fund Trust (1 portfolio) (Chair); Trustee, First Eagle ETF Trust (2 portfolios) (chair); Trustee, Diamond Hill Funds (12 portfolios) (chair); Trustee, Diamond Hill Securitized Credit Fund (chair); Lead Trustee, Vornado Realty Trust; Trustee and Co-Chair, Metropolitan Museum of Art; Director, Partnership for New York City
Peter W. Davidson 1345 Avenue of the Americas New York, New York 10105 (born May 1959)	Trustee	June 2024 – present	Chief Executive Officer, Aligned Climate Capital LLC; prior to January 2019, Chief Executive Officer, Aligned Intermediary; prior to June 2015, Executive Director of the Loan Program Office at the U.S. Department of Energy	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Director, Beam Global; Chairman, Summit Ridge Energy; Chairman, JM Kaplan Fund; Chairman, Green-Wood Cemetery; Board member, Nyle Water Systems; Board member, SWTCH
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Jean D. Hamilton 1345 Avenue of the Americas, New York, New York 10105 (born January 1947)	Trustee	June 2024 – present	Private Investor/Independent Consultant/Member, Brock Capital Group LLC	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Chairman, Investment Committee, Thomas Cole National Historic Site; Member, Investment Advisory Committee, Liz Claiborne and Art Ortenberg Foundation; prior to June 2012, Director, Four Nations; prior to May 2022, Director, RenaissanceRe Holdings Ltd
William M. Kelly 1345 Avenue of the Americas New York, New York 10105 (born February 1944)	Trustee	June 2024 – present	Private Investor	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Trustee Emeritus, St. Anselm College

Paul J. Lawler 1345 Avenue of the Americas New York, New York 10105 (born May 1948)	Trustee	June 2024 - present	Private Investor	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Trustee and Audit Chair, The American University in Cairo; Trustee, registered investment company advised by affiliates of Blackstone Inc. (1 portfolio); Director, Historic Eastfield Foundation
Mandakini Puri 1345 Avenue of the Americas New York, New York 10105 (born February 1960)	Trustee	June 2024 - present	Independent Consultant and Private Investor; prior to May 2013, Managing Director and Co-Head of BlackRock Private Equity	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Trustee, Vornado Realty Trust; Director, Alexander’s Inc.; Trustee, V&A Americas Foundation; prior to June 2021, Member, Wharton School Graduate Executive Board; prior to June 2018, Director, Validus Holdings
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Scott Sleyster 1345 Avenue of the Americas, New York, New York 10105 (born January 1960)	Trustee	September 2025 to present	Executive Vice President; prior to February 2025, Head of Market Competitiveness at Prudential Financial	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Board of directors, North Star Academy; Trustee, Princeton Theological Seminary; Member of Columbia University’s Climate Board of Advisors

[1]	Trustees who are not “interested persons” of the Fund as defined in the 1940 Act.

[2]	The term of office of the Independent Trustee is indefinite.

*	Hughes Hubbard & Reed LLP provides legal services to a joint venture between a Hughes Hubbard client and private investment funds advised by the Subadviser. The Subadviser has its own counsel in respect of the joint venture. Ms. Beinecke, a senior counsel at the firm, has no role or economic interest in the representation. She is not a partner of the firm and will not share in the revenue from this matter, which, in any event, represents only a de minimis percentage of firm revenue. The Board believes that this matter does not impact Ms. Beinecke’s status as an Independent Trustee.

INTERESTED TRUSTEES1

Name, Address and Date of Birth	Position(s) Held with the Fund	Term of Office[2] and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships/ Trusteeships Held by Trustee During Past Five (5) Years

John P. Arnhold 1345 Avenue of the Americas New York, New York 10105 (born December 1953)	Trustee	June 2024 - present	Director, First Eagle Holdings, Inc.; Managing Member, Arnhold LLC; prior to July 2017, Director, First Eagle Investment Management, LLC; President, First Eagle Funds; President, First Eagle Variable Funds; Director, FEF Distributors, LLC; prior to March 2016, Co-President and Co-CEO, First Eagle Holdings, Inc.; CIO and Chairman, First Eagle Investment Management, LLC; CEO and Chairman, FEF Distributors, LLC	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Chairman and Director, Arnhold Ceramics; Director, The Arnhold Foundation; Director, The Mulago Foundation; Director, WNET.org; Trustee Emeritus, Trinity Episcopal Schools Corp.; Trustee, Jazz at Lincoln Center; Life Trustee, International Tennis Hall of Fame; Advisor, Investment Committee of the USTA; Managing Member, New Eagle Holdings Management Company, LLC; Trustee, UC Santa Barbara Foundation; Director, Conservation International; prior to January 2018, Director, First Eagle Amundi; prior to June 2016, Trustee, Vassar College
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Mehdi Mahmud 1345 Avenue of the Americas, New York, New York 10105 (born September 1972)	Trustee	June 2024 – present	President and Chief Executive Officer, First Eagle Investment Management, LLC; President, First Eagle Funds and First Eagle Variable Funds; Chief Executive Officer, First Eagle Alternative Credit, LLC; prior to March 2016, Chairman and Chief Executive Officer, Jennison Associates LLC	32	Trustee, First Eagle Funds (11 portfolios); Trustee, First Eagle Variable Funds (1 portfolio); Trustee, First Eagle Credit Opportunities Fund (1 portfolio); Trustee, First Eagle Tactical Municipal Opportunities Fund (1 portfolio); Trustee, First Eagle Completion Fund Trust (1 portfolio); Trustee, First Eagle ETF Trust (2 portfolios); Trustee, Diamond Hill Funds (12 portfolios); Trustee, Diamond Hill Securitized Credit Fund; Director, First Eagle Amundi; Director, Third Point Reinsurance Ltd.

[1]	Each of Messrs. Arnhold and Mahmud is treated as an interested person, as defined in the 1940 Act, of the Fund (an “Interested Trustee”) because of the professional roles each holds or has held with the Adviser.

[2]	The term of office of the Interested Trustee is indefinite.
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OFFICERS

Name, Address and Date of Birth	Position(s) Held with the Fund	Term of Office[1] and Length of Time Served	Principal Occupation(s) During Past Five (5) Years
Mehdi Mahmud 1345 Avenue of the Americas New York, New York 10105 (born September 1972)	President	June 2024 - present	President and Chief Executive Officer, First Eagle Investment Management, LLC; President, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; President, First Eagle Tactical Municipal Opportunities Fund; President, First Eagle Completion Fund Trust; President, First Eagle ETF Trust; President, Diamond Hill Funds (12 portfolios); President, Diamond Hill Securitized Credit Fund; Director, First Eagle Amundi; Chief Executive Officer, First Eagle Alternative Credit, LLC

Frank Riccio 1345 Avenue of the Americas New York, New York 10105 (born March 1978)	Senior Vice President	April 2025-present	Executive Managing Director, First Eagle Investment Management, LLC; President, FEF Distributors, LLC; Senior Vice President, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds

Michael Luzzatto 1345 Avenue of the Americas New York, New York 10105 (born April 1977)	Vice President	June 2024 - present	Head of Global Fund Services, First Eagle Investment Management, LLC; Vice President, FEF Distributors, LLC; Vice President, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; Senior Vice President, First Eagle Tactical Municipal Opportunities Fund; Senior Vice President, First Eagle Completion Fund Trust; Senior Vice President, First Eagle ETF Trust; Senior Vice President, Diamond Hill Funds (12 portfolios); Senior Vice President, Diamond Hill Securitized Credit Fund

Brandon Webster 1345 Avenue of the Americas New York, New York 10105 (born September 1987)	Chief Financial Officer and Principal Financial Officer	July 2024 - present	Managing Director, Head of Fund Administration, First Eagle Investment Management, LLC; Chief Financial Officer, First Eagle Variable Funds; Chief Financial Officer, First Eagle Credit Opportunities Fund; Chief Financial Officer, First Eagle Real Estate Debt Fund; Chief Financial Officer, First Eagle Tactical Municipal Opportunities Fund; Chief Financial Officer, First Eagle Completion Fund Trust; Chief Financial Officer, First Eagle ETF Trust; Chief Financial Officer and Principal Financial Officer, Diamond Hill Funds (12 portfolios); Chief Financial Officer and Principal Financial Officer, Diamond Hill Securitized Credit Fund; prior to July 2024, Director and Deputy Head of Fund Administration, Lord Abbett

Seth Gelman 1345 Avenue of the Americas New York, New York 10105 (born August 1975)	Chief Compliance Officer	June 2024 - present	Chief Compliance Officer and Managing Director, First Eagle Investment Management, LLC; Chief Compliance Officer, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; Chief Compliance Officer, First Eagle Tactical Municipal Opportunities Fund; Chief Compliance Officer, First Eagle Completion Fund Trust; Chief Compliance Officer, First Eagle ETF Trust; Chief Compliance Officer, Diamond Hill Funds (12 portfolios); Chief Compliance Officer, Diamond Hill Securitized Credit Fund; prior to February 2023, Chief Compliance Officer of Insight Investment North America

David O’Connor 1345 Avenue of the Americas New York, New York 10105 (born February 1966)	General Counsel	June 2024 - present	General Counsel and Executive Managing Director, First Eagle Investment Management, LLC; General Counsel, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; General Counsel, First Eagle Tactical Municipal Opportunities Fund; General Counsel, First Eagle Completion Fund Trust; General Counsel, First Eagle ETF Trust; General Counsel, Diamond Hill Funds (12 portfolios); General Counsel, Diamond Hill Securitized Credit Fund; General Counsel, First Eagle Holdings, Inc.; Secretary and General Counsel, FEF Distributors, LLC; Director, First Eagle Amundi; Director, First Eagle Investment Management, Ltd; Senior Vice President and Chief Legal Officer, First Eagle Alternative Credit, LLC; Chief Executive Officer, President and Trustee of First Eagle Private Credit Fund

Sheelyn Michael 1345 Avenue of the Americas New York, New York 10105 (born September 1971)	Secretary and Deputy General Counsel	June 2024 - present	Deputy General Counsel and Managing Director, First Eagle Investment Management, LLC; Secretary and Deputy General Counsel, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; Secretary and Deputy General Counsel, First Eagle Tactical Municipal Opportunities Fund; Secretary and Deputy General Counsel, First Eagle Completion Fund Trust; Secretary and Deputy General Counsel, First Eagle ETF Trust; Deputy General Counsel, Diamond Hill Funds (12 portfolios); Deputy General Counsel, Diamond Hill Securitized Credit Fund; Director, First Eagle Investment Management, Ltd

Peter Manion 280 Park Ave, 3rd Floor New York, New York 10017 (born May 1968)	Chief Accounting Officer	June 2024 - present	Managing Director and Head of Operations and Technology, Napier Park Global Capital

Jeffrey Traum 355 Alhambra Circle, Suite 1340 Coral Gables, FL 33134 (born January 1967)	Associate General Counsel	June 2024 - present	Senior Managing Director and General Counsel, Napier Park Global Capital

Shuang Wu 1345 Avenue of the Americas New York, New York 10105 (born May 1990)	Treasurer	June 2024 - present	Director, First Eagle Investment Management, LLC; Treasurer, First Eagle Credit Opportunities Fund, First Eagle Funds and First Eagle Variable Funds; Treasurer, First Eagle Tactical Municipal Opportunities Fund; Treasurer, First Eagle Completion Fund Trust; Treasurer, First Eagle ETF Trust; Assistant Treasurer, Diamond Hill Funds (12 portfolios); Assistant Treasurer, Diamond Hill Securitized Credit Fund; prior to December 2022, Vice President and Assistant Treasurer, Credit Suisse; prior to December 2020, Manager, PricewaterhouseCoopers

[1]	The term of office of each officer is indefinite. Length of time served represents time served as an officer of the Fund, although various positions may have been held during the period.
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The following table describes the standing committees of the Board of Trustees of the Fund.

Committee Name	Members	Function(s)
Audit Committee	Peter W. Davidson Jean D. Hamilton William M. Kelly Paul J. Lawler (Chair) Mandakini Puri	Reviews the contract between the Fund and its independent registered public accounting firm (in this regard, assists the Board in selecting the independent registered public accounting firm and is responsible for overseeing that firm’s compensation and performance); oversees the audit process, including audit plans; oversees the Fund’s accounting and financial reporting policies, procedures and internal controls and acts as liaison to the independent registered public accounting firm; reviews financial statements contained in reports to regulators and shareholders with fund management and the independent registered public accounting firm; reviews and, as appropriate, approves in advance non-audit services provided by the independent registered public accounting firm to the Fund, the Adviser, and, in certain cases, other affiliates of the Fund.

Nominating and Governance Committee	Lisa Anderson Candace K. Beinecke (Chair) Peter W. Davidson	Nominates new Independent Trustees of the Fund. (The Nominating and Governance Committee does not consider shareholder recommendations.) Considers various matters relating to the governance and operations of the Board of Trustees, including committee structure and Trustee compensation. Additionally, the Nominating and Governance Committee includes a sub-committee responsible for administering the Trustees’ deferred compensation plan

Board Valuation, Liquidity and Allocations Committee	Lisa Anderson John P. Arnhold Candace K. Beinecke Jean D. Hamilton (Chair) William M. Kelly Scott Sleyster	Monitors the execution of the valuation procedures, makes certain determinations in accordance with such procedures, and assists the Board in its oversight of the valuation of the Fund’s investments by the Adviser and Subadviser; reviews and approves recommendations by the Adviser and Subadviser for changes to the Fund’s valuation policies for submission to the Board for its approval; reviews the Adviser’s and Subadviser’s quarterly presentations on valuation; and oversees the implementation of the Fund’s valuation policies by the Adviser and Subadviser. Additionally, the Board Valuation, Liquidity and Allocations Committee is responsible for reviewing proposed co-investments alongside the Fund’s affiliates in privately negotiated transactions pursuant to applicable SEC exemptive relief.

The Board of Trustees considers these to be its primary working committees but also organizes additional special or ad hoc committees of the Board of Trustees from time to time.

Organization of the Board of Trustees

The Chair of the Board of Trustees is an Independent Trustee, and the Fund has a separate President. The standing committees of the Board of Trustees are described above.

The organization of the Board of Trustees in this manner reflects the judgment of the Trustees that it is in the interests of the Fund and its shareholders to have an independent member of the Board of Trustees preside at Board meetings, supervise the Board agenda and otherwise serve as the “lead” Trustee both at meetings and in overseeing the business of the Fund between meetings. It is also the judgment of the Trustees that there are efficiencies in having working committees responsible for or to assist with specific aspects of the Board’s business.

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In reaching these judgments, the Trustees considered the Board’s working experience with both its current and past Board leadership and committee structures, legal requirements under applicable law, including the 1940 Act, the perceived expectations of shareholders, information available on industry practice generally, the number of portfolios within the Fund, the nature of the underlying investment programs, and the relationship between the Fund and its principal service providers. The Board of Trustees may consider different leadership structures in the future and make changes to these arrangements over time.

Board Oversight of Risk Management

In considering risks related to the Fund, the Board of Trustees consults and receives reports from officers and personnel of the Fund and Adviser, which is charged with the day-to-day risk oversight function. Matters regularly reported to the Board of Trustees include certain risks involving the Fund’s investment portfolio, trading practices, operational matters, financial and accounting controls, and legal and regulatory compliance. The Board of Trustees does not maintain a specific committee solely devoted to risk management responsibilities, but various standing committees of the Board of Trustees and occasionally informal working groups of Trustees are involved in oversight of the risk management process. Risk management and Board-related reporting at the Adviser is not centralized in any one person or body.

Trustee Qualifications

All Trustees are expected to demonstrate various personal characteristics appropriate to their position, such as integrity and the exercise of professional care and business judgment. All Trustees also are expected to meet the necessary time commitments for service on the Board of Trustees. The Board of Trustees then generally views each Trustee appointment or nomination in the context of the Board’s overall composition and diversity of backgrounds and considers each Trustee’s individual professional experience and service on other boards of directors, as well as his or her current and prior roles (such as committee service) on the Board of Trustees.

The following summarizes the experience and qualifications of the Trustees:

Dr. Lisa Anderson. Dr. Anderson has significant leadership experience at prominent academic institutions. She is currently serving as the Special Lecturer and James T. Shotwell Professor of International Relations Emerita at the Columbia University School of International and Public Affairs. Previously, she served as President of the American University in Cairo; Provost of that institution; and Dean of the Columbia School of International and Public Affairs. Dr. Anderson also serves on the boards or steering committees of various research and public affairs organizations. For the Fund, Dr. Anderson serves on the Board’s Nominating and Governance Committee and the Board Valuation, Liquidity and Allocations Committee.

Mr. John Arnhold. Mr. Arnhold has significant executive and investment management experience. He previously was President of the First Eagle Funds and Chief Investment Officer of First Eagle Investment Management, LLC, the investment adviser to the Funds. Mr. Arnhold serves on the board of the Adviser’s holding company and also serves on the boards of various charitable and educational institutions. For the Fund, Mr. Arnhold serves on the Board Valuation, Liquidity and Allocations Committee.

Ms. Candace Beinecke. Ms. Beinecke has significant executive and business advisory experience. She is Senior Counsel, and previously was the Senior Partner and the CEO and Chair, of Hughes Hubbard & Reed LLP, an international law firm. Ms. Beinecke also serves on the board of a major public real estate investment trust, and has served as a long standing member of the boards of a public international industrial firm and a major public media company. Ms. Beinecke also serves and has served on the board of major charitable organizations. For the Fund, Ms. Beinecke serves as Chair of the Board of Trustees, as Chair of the Board’s Nominating and Governance Committee, as a member of the Board Valuation, Liquidity and Allocations Committee and as a member of two specialized Board Committees (one of which is a sub-committee of the Nominating and Governance Committee).

Mr. Peter Davidson. Mr. Davidson has significant executive and investment management experience. He is the Chief Executive Officer of Aligned Climate Capital LLC, a U.S. registered investment adviser that focuses on investments in climate infrastructure projects. Since September 2016, Mr. Davidson has served as a director of Envision Solar International, Inc., a sustainable technology innovation company based in San Diego, California. Mr. Davidson is also an adjunct professor at Columbia University’s School of International and Political Affairs. In May 2013, Mr. Davidson was appointed by President Obama to serve as the executive director of the Loan Program Office at the U.S. Department of Energy, a position he held until June 2015. For the Fund, he serves on the Board’s Nominating and Governance Committee and the Board Valuation, Liquidity and Allocations Committee.

Ms. Jean Hamilton. Ms. Hamilton has significant professional and leadership experience in the financial services industry. Currently engaged as a private investor and consultant, she previously held a number of senior executive positions with Prudential Financial, Inc.

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Ms. Hamilton also serves on the boards of various charitable institutions. Prior to May 2022, Ms. Hamilton served on the board of an international reinsurance firm. For the Fund, Ms. Hamilton serves on the Board’s Audit Committee, as Chair of the Board Valuation, Liquidity and Allocations Committee and on two specialized Board Committees (one of which is a sub-committee of the Nominating and Governance Committee).

Mr. William Kelly. Mr. Kelly has significant professional and leadership experience in the financial services industry, with an emphasis on the asset management sector. Currently engaged as a private investor and consultant, he previously was president of the investment management firm of Lingold & Associates. Mr. Kelly has served on the boards of various academic and charitable institutions. For the Fund, Mr. Kelly serves on the Board’s Audit Committee and the Board Valuation, Liquidity and Allocations Committee.

Mr. Paul Lawler. Mr. Lawler has significant portfolio management experience as an institutional investment manager. Currently engaged as a private investor and consultant, he previously served as chief investment officer for the W.K. Kellogg Foundation and in senior investment roles at other prominent not-for-profit organizations. Mr. Lawler also serves on the board of a registered investment company advised by affiliates of Blackstone Inc. and on boards of various charitable institutions. For the Fund, Mr. Lawler serves as Chair of the Board’s Audit Committee.

Mr. Mehdi Mahmud. Mr. Mahmud has significant executive and investment management experience. Currently, Mr. Mahmud serves as the President and Chief Executive Officer of First Eagle Investment Management, LLC, Chief Executive Officer of First Eagle Alternative Credit, LLC and President of the Fund, First Eagle Funds and First Eagle Variable Funds. Prior to that, Mr. Mahmud was Chief Executive Officer and Chairman of the Board of Directors of Jennison Associates LLC. Prior to these roles, he held several senior management positions at Jennison relating to product and business strategy, investment supervision of the firm’s value, small-cap, opportunistic and income-equity capabilities, and oversight of key support areas including institutional, retail and sub-advisory client activities. He has also served in a variety of investment management roles at JP Morgan Investment Management and Credit Suisse Asset Management.

Ms. Mandakini Puri. Ms. Puri has significant executive and investment management experience. Currently an independent consultant and private investor, she serves on the boards of two NYSE-listed real estate investment trusts, and two non-profit organizations. Prior to 2018, Ms. Puri served on the board of a global provider of reinsurance and asset management services. From 2011 to May 2013, she was a Managing Director and Co-Head of BlackRock Private Equity. Prior to that, Ms. Puri was a Senior Vice President at Merrill Lynch until July 2009, where she co-founded Merrill Lynch’s private equity business in 1994 and was its Chief Investment Officer. For the Fund, Ms. Puri serves on the Board’s Audit Committee.

Mr. Scott Sleyster. Mr. Sleyster has significant executive and investment management experience. Prior to 2025, Mr. Sleyster was an Executive Vice President and head of Market Competitiveness for Prudential Financial and serves on the board of directors of North Star Academy and serves as a trustee of the Princeton Theological Seminary and is a member of Columbia University’s Climate Board of Advisors. Prior to his current position, Mr. Sleyster has served as Chief Investment Officer, portfolio manager at Prudential. He also served as head of the Full-Service Retirement business, and chief financial officer for the Employee Benefits Division. Additionally, he has held roles in Prudential’s Treasury, Derivatives, and Investment Management units.

Each Independent Trustee also was nominated based in part on his or her status as a person who is not an “interested person” of the Fund as defined in the 1940 Act. Descriptions of Trustee experience should not be taken to suggest that any Trustee is expert in a particular subject.

Trustee Emeritus

The Board has created a position of Trustee Emeritus, whereby a Trustee, in the sole discretion of the Board, may serve as Trustee Emeritus.

A Trustee Emeritus receives compensation and will be reimbursed for any expenses incurred in connection with their service, including expenses of travel and lodging incurred in attendance at Board meetings. A Trustee Emeritus will receive relevant materials concerning the Fund, will be invited to attend regularly scheduled quarterly meetings of the Board each year and will be available to consult with the Committees or its representatives at reasonable times upon request. A Trustee Emeritus does not have any voting rights at Board meetings, is not considered to be a Trustee under either the 1940 Act or state law and is not subject to election by shareholders of the Fund. By establishing the position of a Trustee Emeritus, the Board does not intend to establish an “advisory board” or similar body that meets separately from the Board or that has any specific roles or responsibilities as a body. Each Trustee Emeritus is expected to serve in his or her position for approximately 18 months (so with a term ending in October 2027).

A summary of experience and qualifications of the Trustee Emeritus positions held by certain Board members is provided below. Each Emeritus Trustee previously served on the board of trustees for registered investment company trusts advised by Diamond Hill Capital Management, Inc. The parent of Diamond Hill Capital Management, Inc., Diamond Hill Investment Group, Inc., was acquired by the Adviser in a transaction in April 2026.

Tamara L. Fagely. Ms. Fagely was a business executive for a large mutual fund complex for over 20 years leading back-office operations that included administration, fund accounting, financial reporting, transfer agent, and technology. Her experience included roles as Treasurer, Chief Financial Officer, and Chief Operations Officer. In addition, Ms. Fagely has management experience in broker/dealer operations and as an audit manager conducting audits of financial service organizations and mutual funds. Ms. Fagely currently serves on the boards of other registered investment companies. Ms. Fagely brings a detailed knowledge of the mutual fund industry and financial expertise to the Board.

Jody T. Foster. Ms. Foster is the founder and has been the Chief Executive Officer of Symphony Consulting since 2010. She has overseen the development and launch of a variety of investment product offerings. Her experience includes roles as Research Analyst, International Research Manager, Director and Chief Operating Officer. In addition, Ms. Foster has management experience in finance, risk management and accounting. Ms. Foster currently serves on the boards of other registered investment companies. Ms. Foster brings a detailed knowledge of investment management, mutual fund industry and financial expertise to the Board.

John T. Kelly-Jones. Mr. Kelly-Jones has more than 20 years’ experience in the investment management industry. Mr. Kelly-Jones was a founding partner, Chief Operations Officer and Chief Compliance Officer of Independent Franchise Partners, LLP (“IFP”), a registered investment adviser, overseeing all operational functions and establishing four funds of different structures. Mr. Kelly- Jones also previously served on the board of one of IFP’s Irish variable capital funds and of one U.S. private investment fund. In addition, he served in various roles and capacities at Morgan Stanley Asset Management, London from September 2002 through June 2009. His experience included working with mutual fund firms and investment advisers. Mr. Kelly-Jones exhibits excellent communication skills, as well as an ability to work effectively with others. Finally, Mr. Kelly-Jones brings a diversity of viewpoint, background and experience to the Board.

Compensation of Trustees and Officers

Independent Trustees of the Fund are paid by the Fund, First Eagle Funds, First Eagle Variable Funds, First Eagle Credit Opportunities Fund, First Eagle Tactical Municipal Opportunities Fund, First Eagle Completion Fund Trust, First Eagle ETF Trust, Diamond Hill Funds and Diamond Hill Securitized Credit Fund (the “Fund Complex”) an annual fee of $230,000 and a fee of $12,000 for each in-person Board meeting and $1,000 (subject to the discretion of the Chair) for each meeting (other than a regularly scheduled meeting) of the Fund’s Board of Trustees, provided that such meeting involves Trustee approval matters. Members of each of the Audit Committee and the Board Valuation, Liquidity and Allocations Committee are paid a fee of $10,000 for each meeting they attend. Members of other committees may be paid a fee of $3,500 for each meeting they attend. An executive session held on a separate day from a Board meeting is considered a separate in-person meeting for fee purposes. The chair of any ad hoc committee formed for the purpose of considering insurance matters is paid a fee of $10,000 per year. The Chair of the Board of Trustees receives an additional annual fee of $175,000 for serving in that position. The Chairs of the Board Valuation, Liquidity and Allocations Committee and Audit Committee receive an additional annual fee of $50,000 and the Chair of the Nominating and Governance Committee receives an additional annual fee of $25,000. Such fees are allocated, generally, across the Fund Complex on a pro rata basis in relationship to their relative net assets. Each Trustee is reimbursed by the Fund for any expenses they may incur by reason of attending such meetings or in connection with services they may perform for the Fund. During the period March 31, 2025 (inception date) to December 31, 2025, an aggregate of $351 was paid, accrued or owed for Trustees’ fees and expenses by the Fund.

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The following table sets forth information regarding compensation of Trustees by the Fund and by the Fund Complex of which the Fund for the period March 31, 2025 (inception date) to December 31, 2025. Officers of the Fund and Interested Trustees do not receive any compensation from the Fund or any other fund in the Fund Complex. The Fund does not maintain a retirement plan for its Trustees.

Trustee Compensation Table

Name of Person, Position	Estimated Aggregate Compensation from Registrant	Estimated Total Compensation from Fund Complex**
Lisa Anderson, Trustee	39	$325,000
John P. Arnhold, Trustee*	None	None
Candace K. Beinecke, Trustee	63	$535,500
Peter W. Davidson, Trustee	39	$315,000
Jean D. Hamilton, Trustee	50	$432,000
William M. Kelly, Trustee	42	$358,000
Paul J. Lawler, Trustee	43	$368,000
Mehdi Mahmud, Trustee*	None	None
Mandakini Puri, Trustee	37	$318,000
Scott Sleyster, Trustee***	37	$298,000

*	Interested Trustees are not compensated by the Fund for their services.

**	The Fund Complex consists of the Fund, First Eagle Funds, First Eagle Variable Funds, First Eagle Credit Opportunities Fund, First Eagle Tactical Municipal Opportunities Fund, First Eagle Completion Fund Trust, First Eagle ETF Trust, Diamond Hill Funds and Diamond Hill Securitized Credit Fund (the “Fund Complex”). As of the date hereof, each Trustee served on the board of the Fund, that of the First Eagle Funds, First Eagle Variable Funds, First Eagle Credit Opportunities Fund, First Eagle Tactical Municipal Opportunities Fund, First Eagle Completion Fund Trust, First Eagle ETF Trust, Diamond Hill Funds and Diamond Hill Securitized Credit Fund (the “Fund Complex”).

***	Mr. Sleyster served as advisory trustee from April 2025 through September 2025 and his compensation reflects his service in this capacity.

No compensation is paid by the Fund to the trustees who are interested persons of the Fund as defined in the 1940 Act.

In addition, all persons serving as officers of the Fund (including the Fund’s Chief Compliance Officer) are employed by the Adviser. The Adviser seeks reimbursement from certain investment companies in the Fund Complex for salary and benefits paid to some of those persons to the extent they provide services eligible for such reimbursement. This reimbursement program does not extend to the Fund, which pays no compensation to its officers, except that the Fund and the Adviser agree each year as to the relative portion of the compensation of the Chief Compliance Officer to be paid by each party.

Additional Information Regarding the Trustees

The following table sets forth information as of December 31, 2025, regarding ownership by the Trustees of the Fund of equity securities of the Fund or any other fund in the same fund complex for which each is also a director or trustee. (“Fund complex” has the same meaning as in the footnote to the Trustee Compensation Table above.) Dollar ranges of ownership are indicated as follows: A = None; B = $1 to $10,000; C = $10,001 to $50,000; D = $50,001 to $100,000; E = over $100,000.

Please note that the table does not reflect the amounts Trustees invest in the Fund through their deferred compensation plan.

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INDEPENDENT TRUSTEES

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee
Lisa Anderson, Trustee	A	E
Candace K. Beinecke, Trustee*	A	E
Peter W. Davidson, Trustee	A	A
Jean D. Hamilton, Trustee	A	E
William M. Kelly, Trustee	A	E
Paul J. Lawler, Trustee	A	E
Mandakini Puri, Trustee	A	A
Scott Sleyster, Trustee	A	A

*	These amounts do not include holdings as to which Ms. Beinecke has disclaimed beneficial interest.

INTERESTED TRUSTEES

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee
John P. Arnhold, Trustee	A	E
Mehdi Mahmud, Trustee	A	E

As of April 2, 2026, to the knowledge of the Fund, the Trustees and officers of the Fund, as a group, owned beneficially less than 1% of the shares of the beneficial interest of the Fund. These percentages are based generally on ownership of the shares by the officers and Trustees, their immediate family members, and entities (such as family companies or trusts) whose investment activities they direct. Other entities in which an officer or Trustee has an interest may hold shares of the Fund, but those holdings generally are disregarded.

As of April 3, 2026, to the knowledge of the Fund, the following shareholders beneficially owned 5.00% or more of the Funds’ securities:

Class I—Denise and Michael Kellen, 1345 Avenue of the Americas Floor 47, New York, NY 10105-0302—26.41%; Marina Kellen French Foundation Inc., 1345 Avenue of Americas Floor 47th, New York, NY 10105-0302—26.41%; Charles Schwab & Co Inc., Special Custody Acct FBO Customers, Attn: Mutual Funds, 3000 Schwab Way, Westlake, TX 76262-8104—13.91%; National Financial Services LLC, 499 Washington Blvd, Jersey City, NJ 07310-1995—13.48%.

Codes of Ethics

The Fund, the Adviser, the Subadviser and the Distributor have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes of ethics permit personnel subject to the code to invest in securities, including securities that may be purchased or held by the Fund, with certain exceptions. The codes of ethics are available on the EDGAR Database on the SEC’s website at www.sec.gov.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser and Subadviser

As described in the Prospectus, First Eagle Investment Management, LLC is the Fund’s investment adviser. The Adviser’s primary offices are located at 1345 Avenue of the Americas, New York, New York 10105. The Adviser is a subsidiary of First Eagle Holdings, Inc. (“FE Holdings”). Based in New York City since 1937, FE Holdings, formerly Arnhold and S. Bleichroeder Holdings, Inc., traces its heritage to the German banking house Gebr. Arnhold, founded in Dresden in 1864. A controlling interest in FE Holdings is owned by private equity funds managed by Genstar Capital. Genstar Capital is a private equity firm focused on investments in targeted segments of the financial services, healthcare, industrials, and software industries. A controlling interest in Genstar Capital is owned by CG Family Trust.

Napier Park Global Capital (US) LP serves as the Fund’s investment subadviser. The Subadviser is global alternative investment adviser known for its management of collateralized loan obligations, separately managed accounts and co-mingled funds. The Subadviser is a wholly-owned subsidiary of the Adviser.

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Pursuant to a management agreement with the Fund (the “Management Agreement”), the Adviser is responsible for the management of the Fund’s portfolio. In return for its investment advisory services, the Fund pays the Adviser a monthly fee at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. Managed Assets includes assets purchased with borrowed money including, for this purpose, amounts attributable to the Fund’s use of reverse repurchase agreement financing.

The Adviser will review the performance of the Subadviser and make recommendations to the Board of Trustees with respect to the retention of subadvisers and the renewal of contracts. The Adviser may also provide investment advisory services directly to the Fund, including with respect to certain determinations that may be required of the Adviser in respect of co-investments with affiliates in accordance with any applicable exemptive relief from the SEC. See “Potential Conflicts of Interest Risk—Allocation of Investment Opportunities” in the Prospectus for more information.

The Adviser also performs certain non-investment advisory administrative, accounting, operations, legal, compliance and other services on behalf of the Fund, and in accordance with the Management Agreement, the Fund reimburses the Adviser for costs and expenses (including overhead and personnel costs) associated with such services. Administrative services performed by the Adviser in exchange for these reimbursements from the Fund are in addition to services performed by the Fund’s principal third-party custodian, fund accounting agent, and transfer agent and in addition to services of other third-party middle- and back-office service providers. Accordingly, the costs to the Fund are likewise in addition to the costs incurred in retaining those other service providers. These reimbursements may not exceed an annual rate of 0.05% of the Fund’s average daily net assets. Those reimbursements comprise a portion of the “Other Expenses” in the fees and expenses table in the Prospectus.

The management services of the Adviser to the Fund are not exclusive under the terms of the Management Agreement and the Adviser is free to, and does, render management services to others.

The Management Agreement provides that the Adviser will not be liable for any error of judgment by the Adviser or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence or reckless disregard of duties. The Management Agreement provides that it will terminate automatically if assigned (as defined in the 1940 Act), and that it may be terminated without penalty by either the Adviser or the Fund by the Board of Trustees or vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) upon not more than 60 days’, nor less than 30 days’, written notice. The Management Agreement will have an initial term of two years and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Trustees in accordance with the requirements of the 1940 Act.

The Adviser has entered into a subadvisory agreement with Napier Park relating to the Fund (the “Subadvisory Agreement”). The Subadvisory Agreement provides that the Subadviser will furnish investment advisory services in connection with the management of the Fund. For its services under the Subadvisory Agreement, the Adviser pays the Subadviser a monthly fee at the annual rate of 0.625% of the average daily value of the Fund’s Managed Assets managed by the Subadviser. Managed Assets includes assets purchased with borrowed money including, for this purpose, amounts attributable to the Fund’s use of reverse repurchase agreement financing. No advisory fee will be paid by the Fund directly to the Subadviser.

Under the Subadvisory Agreement, the Subadviser, subject to the supervision of the Adviser, is responsible for managing the assets of the Fund in accordance with the Fund’s investment objective, investment strategies and policies. The Subadviser determines what securities and other instruments are purchased and sold for the Fund. The Adviser continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises the Subadviser’s performance of such services. The Subadvisory Agreement provides that the Subadviser will not be liable for any error of judgment by the Subadviser or for any loss suffered by the Fund in connection with the matters to which the Subadvisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence or reckless disregard of duties. The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, the Adviser, or the Subadviser upon not more than 60 days’, nor less than 30 days’, written notice. The Subadvisory Agreement will have an initial term of two years and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Trustees in accordance with the requirements of the 1940 Act.

The Adviser has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of the Class A-1, Class A-2, Class A-3, Class A-4, Class I and Class W shareholders are limited to 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25%, respectively, of average net assets. This undertaking lasts until April 30, 2027 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed to repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 0.75%, 1.00%, 1.00%, 0.75%, 0.25% and 0.25% of the class’s average net assets, respectively, or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the date on which the Fund incurred the fee and/or expense and is limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

During periods when the Fund is using leverage, if any, the fees paid to the Adviser and Subadviser will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s total Managed Assets (including assets attributable to such leverage).

The table below sets forth information about the total management fees paid by the Fund to the Adviser (which includes amounts paid by the Adviser to the Subadviser), and the amounts waived and/or reimbursed by the Adviser, for the periods indicated:

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Fiscal Year Ended December 31,	Paid to the Adviser	Waived/Reimbursed by the Adviser	Recoupments
2025	$285,034	$1,314,459	$0

Portfolio Manager

Rajesh Agarwal is a portfolio manager with Napier Park and, supported by a team of analysts, is responsible for the day-to-day management of the Fund.

The portfolio manager receives significant input and support from a team of investment professionals. Additional information regarding the portfolio manager is available on the following pages.

The table below identifies the number of accounts (other than the Fund) for which the Fund’s portfolio manager has day-to-day management responsibilities and the total assets in such accounts, each as of December 31, 2025, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of December 31, 2025.

Portfolio Manager	Type of Accounts	Total No. of Other Accounts Managed	Total Other Assets	No. of Other Accounts where Advisory Fee is Based on Performance	Total Assets in Other Accounts where Advisory Fee is Based on Performance
Rajesh Agarwal	Other Registered Investment Companies	1	$1,182,411,325	-	-
	Other Pooled Investment Vehicles	2	$1,494,438,227	2	$1,494,438,227
	Other Accounts	4	$1,941,664,533	4	$1,941,664,533

Portfolio Manager Beneficial Holdings

As of December 31, 2025, the end of the Fund’s most recently completed fiscal year end, the dollar range of securities beneficially owned by the portfolio manager in the Fund is shown below:

Portfolio Manager	Dollar Range
Rajesh Agarwal	None

Conflicts of Interest

The Adviser and Subadviser will experience conflicts of interest in connection with the management of the Fund, including the following situations. The following briefly summarizes the material potential and actual conflicts of interest which may arise from the overall investment activity of the Adviser and/or Subadviser, its clients and its affiliates.

The Adviser, the Subadviser and their affiliates may sponsor or manage investment funds, accounts or other investment vehicles with similar or overlapping investment strategies. For example, the Adviser or the Subadviser may serve as investment adviser to one or more private funds, registered closed-end funds, separate managed accounts, and collateralized loan obligations (CLOs). In addition, the Fund’s officers may serve in similar capacities for one or more private funds, registered closed-end funds, separate managed accounts and CLOs. To the extent, the Adviser, Subadviser and their affiliates determine that an investment is appropriate for us and for one or more other funds, the Adviser and the Subadviser intend to allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates, (b) the requirements of the Advisers Act and (c) the Adviser and Subadviser’s internal conflict of interest and allocation policies.

The Adviser has established policies to ensure that the Fund will generally share equitably with other funds managed by the Adviser or Subadviser or their affiliates in investment opportunities that are suitable for the Fund and such other investment funds.

The Subadviser has established allocation policies to ensure that the Fund will generally share equitably with other credit investment funds managed by the Subadviser or its affiliates within the alternative credit platform in credit investment opportunities that are suitable for the Fund and such other investment funds.

The 1940 Act imposes significant limits on co-investment with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term, and will not

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participate in transactions where other terms are negotiable. In situations where co-investment with other entities sponsored or managed by the Adviser, the Subadviser or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, the Subadviser will need to decide whether the Fund or such other entity or entities will proceed with the investment. The Subadviser will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the amount of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.

The Advisers’ affiliation with Genstar Capital and First Eagle Alternative Credit, LLC (“FEAC”), a wholly owned subsidiary of the Adviser, requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or the companies in which the Fund invests. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker dealers associated with Genstar Capital, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Other dealings may be more completely restricted. For example, the Fund may not be able to buy or sell property directly to or from FEAC, Genstar Capital or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by FEAC, Genstar Capital or their associated funds, accounts or portfolio companies. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity.

Investments in portfolio companies associated with Genstar Capital may be restricted by the 1940 Act. To the extent such investments are permitted and the Fund invests in such a portfolio company (a portfolio company generally referring to a company owned by private equity funds managed by Genstar Capital, conflicts of interest may arise from the presence of Genstar Capital representatives on the company board or the payment of compensation by the company to Genstar Capital or an affiliate. Moreover, the Advisers could have an incentive to allocate the Fund’s assets to such a portfolio company since affiliates of the Advisers have a direct or indirect financial interest in its success. There also may be instances where Genstar Capital could be involved in bankruptcy proceedings of current investments or of issuers in which the Fund would otherwise invest, with potentially divergent interests as between the Fund and Genstar Capital. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Genstar Capital may have or transactions or investments Genstar Capital and their affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund.

CONTROL PERSONS

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of the date hereof, there were no control persons of the Fund.

VOTING OF PROXIES

The Board of Trustees has delegated to the Adviser the authority to vote proxies received by the Fund from companies in which they invest. The Adviser in turn has delegated this authority to the Subadviser which has adopted policies and procedures (collectively, the “Proxy Voting Policy”) regarding the voting of such proxies, which policies have been reviewed and approved by the Board of Trustees as appropriate to their management of the Fund’s assets. It is the policy of the Subadviser to vote proxies in a manner that serves the best interest of the client.

The Proxy Voting Policy provides procedures to address conflicts of interest between the Subadviser and a client with respect to voting proxies. Such conflicts could arise, for example, when the Subadviser or its affiliate has a client or other business relationship with the issuer of the security being voted or with a third-party that has an interest in the vote. A conflict of interest also could arise when the Fund, the Adviser or principal underwriter or any of their affiliates has an interest in the vote.

If the Subadviser becomes aware of a potential conflict of interest with respect to a proxy to be voted for a client, the Proxy Voting Policy requires notification to the Chief Compliance Officer of the Subadviser (the “Subadviser CCO”). The Subadviser CCO then determines whether a material conflict of interest exists and, if so, the appropriate method of resolving the conflict. Such methods may include voting in accordance with the recommendation of a third-party, voting pursuant to pre-determined voting guidelines or, in certain circumstances, consultation with the Board of Trustees. The Subadviser may abstain from voting from time to time when it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote or in other situations where voting may not be practical or desirable. These conflicts procedures are intended to reduce, but they will not necessarily eliminate, any influence on the proxy voting by conflicts of interest.

Information on how the Fund voted proxies (if any) relating to portfolio securities will be available without charge by calling the Fund at (800) 334-2143; or (ii) at www.FirstEagle.com/individual-investors. This information also is available on the SEC’s website at www.sec.gov.

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DISTRIBUTION OF FUND SHARES

FEF Distributors, LLC serves as the principal underwriter in the continuous public offering of the Fund’s shares pursuant to a distribution contract (the “Distribution Contract”) with the Fund, which is subject to annual approval by the Board of Trustees. FEF Distributors, LLC is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). FEF Distributors, LLC is a wholly-owned subsidiary of the Adviser. Because of this affiliation with the Adviser, the interests of the Distributor may conflict with the interests of Fund investors. FEF Distributors, LLC’s principal business address is 1345 Avenue of the Americas, New York, New York 10105.

The Distribution Contract will have an initial term of two years, and continue in effect thereafter for successive one-year periods, provided that each such continuance is specifically approved: (i) by the vote of a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Distribution Contract or the Management Agreement; and (ii) by the vote of a majority of the entire Board of Trustees cast in person at a meeting called for that purpose.

The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act, as amended. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the 1933 Act, as amended, and in connection with the services rendered to the Fund.

The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.

The Fund has been granted exemptive relief (the “Exemptive Relief”) by the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Pursuant to the Exemptive Relief, the Fund maintains a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of the Exemptive Relief (which relief permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees). Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

The Fund will pay the Distributor a Rule 12b-1 distribution and/or service fee at the annual rate of up to 0.75% of the average daily net assets of the Fund’s outstanding Class A-2 Shares and Class A-3 Shares and up to 0.50% of the average daily net assets of the Fund’s outstanding Class A-1 Shares and Class A-4 Shares to cover expenses incurred by the Distributor for providing shareholder liaison services, including assistance with subscriptions and other shareholder questions on Class A-1 Shares, Class A-2 Shares, Class A-3 Shares and Class A-4 Shares, as well as expenses incurred by the Distributor for providing sales and promotional activities under the Fund’s Rule 12b-1 Plan, including the printing and distribution of sales literature and prospectuses sent to prospective investors. Authorized dealers to whom substantially the entire sales charge is reallowed may be deemed to be underwriters, according to the definition under the 1933 Act. Pursuant to the Distribution and Services Agreement between the Distributor and the Fund, the Fund agrees to indemnify the Distributor against certain liabilities under the 1933 Act. Any distribution-related (Rule 12b-1) fee may be used in whole or in part to finance distribution activities, including sales compensation, and/or shareholder account liaison and servicing activities.

The Fund’s Rule 12b-1 Plan is a compensation plan, which means that the Fund pays the Distributor for distributor services based on the net assets of the covered shares. The Distributor pays financial services firms’ fees for distributing the applicable shares. The Class I Shares and Class W Shares of the Fund do not participate in the Plan.

The Fund may enter into arrangements with financial intermediaries to provide sub-transfer agent services and other related services (e.g., client statements, tax reporting, order-processing and client relations) that otherwise could be handled by the Fund’s transfer agent, SS&C GIDS, Inc. As a result, these third parties may charge fees (sometimes called “sub-transfer agency fees”) to the Fund for these services so long as such compensation does not exceed certain limits set from time to time by the Board of Trustees in consultation with management. The Fund may compensate the institution rendering such services on a per-account basis, as an asset-based fee, based on transaction fees or other charges, or on a cost reimbursement basis, or in some cases, a combination of these inputs. The aggregate amount of sub-transfer agency fees may be substantial and may exceed the actual costs incurred in engaging in these services. Accordingly, financial intermediaries may realize a profit in connection with such services. (The Adviser, the Distributor or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See “Revenue Sharing” below.) Sub-transfer agency fees can comprise a substantial portion of the Fund’s ongoing expenses. While the Adviser and the Distributor consider these sub-transfer agency fees to be payments for services rendered, they represent an additional business relationship between these sub-transfer agents and the Fund that often results, at least in part, from

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past or present sales of Fund shares by the sub-transfer agents or their affiliates. While sub-transfer agency fees and service levels are set in the market, there generally is limited comparative information available about them. The Fund and the Adviser also face certain conflicts of interest when considering these relationships in that the counterparty is both a prospective service provider and, typically, a distribution partner. The Adviser’s practice of paying sub-transfer agency fees above agreed limits as revenue sharing (as discussed further below) also creates conflicts of interest for the parties when considering sub-transfer agency relationships, and that is so both generally and in terms of the allocation of those fees between the Fund and the Adviser.

Revenue Sharing

The Distributor, the Adviser or an affiliate may, from time to time, out of its own resources, make substantial cash payments—sometimes referred to as “revenue sharing”—to broker-dealers or financial intermediaries for various reasons. The revenue sharing payments do not change the price paid by investors for the purchase of a Fund’s shares or the amount a Fund will receive as proceeds from such sales. Although a broker-dealer or financial intermediary may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients who have invested in a Fund, the aggregate amount of these payments to broker-dealers or financial intermediaries may be substantial and may exceed the actual costs incurred in engaging in these promotional activities or services. Accordingly, broker-dealers or financial intermediaries may realize a profit in connection with such activities or services.

Revenue sharing payments may support the delivery of services to the Fund or to shareholders in the Fund, including, without limitation, transaction processing and sub-accounting services. These payments also may serve as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. As such, they may be made to firms that provide various marketing support or other promotional services relating to the Fund, including, without limitation, advertising, access on the part of the Distributor’s personnel to sales meetings, sales representatives and/or management representatives of the broker-dealer or other financial intermediary, as well as inclusion of the Fund in various promotional and sales programs. Marketing support services also may include business planning assistance, educating broker-dealer personnel about the Fund and shareholder financial planning assistance. To the extent that broker-dealers or financial intermediaries receiving revenue sharing payments sell more shares of a Fund, the Distributor, the Adviser or an affiliate benefit from the increase in Fund assets as a result of the distribution fees (if applicable) and management fees they receive from the Fund, respectively. However, the Distributor, the Adviser or an affiliate does not consider a broker-dealer or financial intermediary’s sale of shares of a Fund when selecting brokers or dealers to effect portfolio transactions for the Fund.

Revenue sharing also may include any other payment requirement of a broker-dealer or another third-party intermediary, including certain agreed upon “finder’s fees” as described in greater detail in the Prospectuses. All such payments are paid by the Distributor, the Adviser or an affiliate of either out of its (or their) own resources and are in addition to any Rule 12b-1 payments described elsewhere in this Statement of Additional Information. Revenue sharing payments may be structured, among other means, (i) as a percentage of sales; (ii) as a percentage of net assets; (iii) as a flat fee per transaction; (iv) as a fixed dollar amount; or (v) as some combination of any of these. In many cases, they therefore may be viewed as encouraging sales activity or retention of assets in the Fund. Generally, any revenue sharing or other payments of the type just described will have been requested by the party receiving them, often as a condition of distribution, but are subject to negotiation as to their structure and scope. Various factors are used to determine whether to make revenue sharing payments. Possible considerations include, without limitation, the types of services provided by the broker-dealer or financial intermediary, sales of Fund shares, the redemption rates on accounts of clients of the broker-dealer or financial intermediary or overall asset levels of the Fund held for or by clients of the broker-dealer or financial intermediary, the willingness of the broker-dealer or financial intermediary to allow the Distributor, the Adviser or an affiliate to provide educational and training support for the broker-dealer’s or financial intermediary’s sales personnel relating to the Fund, as well as the overall quality of the services provided by the broker-dealer or financial intermediary.

The Distributor, the Adviser and/or an affiliate of either also pays from its own resources for travel and other expenses, including lodging, entertainment and meals, incurred by brokers or broker representatives related to diligence or informational meetings in which broker representatives meet with investment professionals employed by a Fund’s investment adviser, as well as for costs of organizing and holding such meetings. The Distributor, the Adviser or an affiliate also may make payments to or on behalf of brokers or their representatives for other types of events, including sales or training seminars, and may provide certain small gifts and/or entertainment as permitted by applicable rules. The Distributor, the Adviser or an affiliate also may pay fixed fees for the listing of a Fund on a broker-dealer’s or financial intermediary’s system. This compensation is not included in, and is made in addition to, the compensation described in the preceding paragraph.

As of the date of this Statement of Additional Information, the parties with whom the Distributor, the Adviser and/or an affiliate of either have entered into written agreements to make revenue sharing payments with respect to the Fund are as follows (such payments not including, for this purpose, “finders’ fees” paid, the sub-transfer agency payments described above, and payments for entertainment, training and education activities for the brokers and broker representatives, their investment professionals and/or their clients or potential clients). The Distributor, the Adviser and/or an affiliate may revise the terms of any existing revenue sharing arrangement and may enter into additional revenue sharing arrangements with other broker-dealers or financial intermediaries.

Parties Having Revenue Sharing Agreements
with the Distributor, the Adviser or an Affiliate

None at this time.

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The above-listed revenue sharing counterparties may change from time to time.

Shareholders or prospective investors should be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to consider selling more shares of the Fund relative to mutual funds either not making payments of this nature or making smaller such payments. A shareholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly.

Custodial Risks for Shares Held Through Financial Intermediaries

As described above, investors may purchase the Fund’s shares either through the Distributor or from selected securities dealers or other intermediaries authorized to effect those transactions. The manner in which these intermediary firms custody an investor’s Fund shares or provide instructions to the Fund concerning an investor’s shareholder account with the Fund will vary by firm. In addition, information or securities, such as Fund shares, held in the custody of an intermediary firm may be subject to risks of, among other things, misappropriation, cyber-attacks or other similar risks associated with internet security.

HOW TO PURCHASE SHARES

The methods of buying and selling shares and the sales charges applicable to the purchase of shares of the Fund are described in the Prospectus.

REPURCHASE OF COMMON SHARES

In order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV subject to approval of the Board of Trustees. Notices of each quarterly repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than 7 calendar days after such date. The Fund’s Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Investors should consider Common Shares of the Fund to be an illiquid investment. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.

The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Common Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Restrictions” in this Statement of Additional Information.

See “Risks—Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Common Shares by the Fund will be a taxable event to shareholders, potentially even to those Common Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Certain U.S. Federal Income Tax Matters” in the Prospectus.

In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board of Trustees may consider additional repurchases of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company (described below). The Fund cannot assure you that its Board will decide to take or propose any of these actions.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer or borrowing that might be approved by the Board of Trustees would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

Pursuant to the Subadvisory Agreement, the Subadviser is responsible for placing all orders for the purchase and sale of portfolio securities of the Fund. The Subadviser has no formula for the distribution of the Fund’s brokerage business; rather it places orders for the purchase and sale of securities with the primary objective of obtaining the best overall qualitative execution under the circumstances for the Fund and the Subadviser’s other clients. The cost of securities transactions for the Fund will consist primarily of brokerage commissions or dealer or underwriter spreads. Fixed-income securities and money market instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.

Occasionally, assets may be purchased directly from the issuer. For securities traded primarily in the OTC market, the Subadviser will, where possible, deal directly with dealers who make a market in the securities unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account. The Fund’s investments in direct lending loans, and in some cases, middle market “club” loans, will generally be directly originated and will not involve a broker or dealer.

Selection of Brokers, Dealers or Other Counterparties to Effect Trades. In selecting brokers, dealers or other counterparties to implement transactions, the Subadviser will give consideration to a number of factors, including:

•	Quality of execution, including accurate and timely execution, clearance and cooperation in resolving errors and disputes;

•	Ability to obtain competitive pricing;

•	Reputation, financial strength (creditworthiness) and stability;

•	Reliability, both historically and as an ongoing matter;

•	Relevant regulatory history;

•	Willingness to execute difficult transactions;

•	Willingness and ability to commit capital;

•	Access to underwritten offerings of securities;

•	Willingness to provide liquidity in secondary market;

•	Desired timing of the transaction and size of trade;

•	Confidentiality of trading activity, particularly in less liquid sectors;

•	Market intelligence and knowledge regarding trading activity; and

•	Ability to settle trades.

Depending on the nature of the transaction or the type of investment, the Subadviser generally will not consider each of these factors for every transaction made on behalf of the Fund. Consideration of these factors by the Subadviser, either in terms of a particular transaction or the Subadviser’s overall responsibilities with respect to the Fund and any other accounts managed by the Subadviser, could result in the Fund paying a commission or spread on a transaction that is in excess of the amount of commission or spread another broker, dealer or other counterparty might have charged for executing the same transactions.

Allocation of Trades by the Subadviser. The Subadviser and its affiliates manage a number of accounts other than the Fund. Although investment determinations for the Fund will be made by the Subadviser independently from the investment determinations that it makes for any other account, investments deemed appropriate for the Fund by the Subadviser also may be deemed appropriate by them for other accounts. Therefore, the same security may be purchased or sold at or about the same time for both the Fund and other accounts. In such circumstances, the Subadviser may determine that orders for the purchase or sale of the same security for the Fund and one or more other accounts should be combined. In this event, the transactions will be priced and allocated in a manner deemed by the Subadviser to be equitable and in the best interests of the Fund and such other accounts. While in some instances, combined orders could adversely affect the price or volume of a security, the Fund believes that its participation in such transactions on balance will produce better overall results for the Fund.

Information about the brokerage commissions paid by the Fund, including commissions paid to affiliates is set forth in the following table:

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Fiscal Year Ended December 31,	Aggregate Brokerage Commissions Paid	Commissions Paid to Affiliates
2025	$0	$0

For the fiscal period ended December 31, 2025, the brokerage commissions paid to affiliates by the Fund represented 0% of the aggregate brokerage commissions paid and involved 0% of the dollar amount of transactions involving payment of commissions during the period.

The following table shows the dollar amount of brokerage commissions paid to brokers for providing third-party research services and the approximate dollar amount of the transactions involved for the fiscal period ended December 31, 2025. The provision of third-party research services was not necessarily a factor in the placement of all brokerage business with such brokers.

Amount of Commissions Paid to Brokers for Providing Research Services	Amount of Brokerage Transactions Involved
$0	$0

Holdings of Securities of the Fund’s Regular Brokers and Dealers

The Fund did not acquire or hold any securities of its regular broker-dealers in the prior fiscal year.

DISTRIBUTIONS

See “Distributions” in the Prospectus for information relating to distributions to Fund shareholders.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

Common Shares

The Fund is a statutory trust organized under the laws of Delaware pursuant to a Declaration of Trust governed by the laws of the State of Delaware as amended and restated by the Third Amended and Restated Declaration of Trust, dated as of December 6, 2024. The Fund is authorized to issue an unlimited number of Common Shares. Each Common Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Fund’s Board of Trustees does not intend to grant Common Shareholders any right to receive any distributions from the Fund unless all accrued interest, fees and dividends, if any, with respect to the Fund’s leverage have been paid as of the last preferred dividend payment date, unless certain asset coverage tests with respect to the leverage employed by the Fund are satisfied after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating any Preferred Shares issued by the Fund have been met. See “Preferred Shares” below. All Common Shares are equal as to distributions, assets and voting privileges and have no conversion, pre-emptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, when available, to all Common Shareholders.

The Fund has no present intention of offering any additional shares other than the Common Shares it may issue under the Fund’s dividend reinvestment plan. Any additional offerings of shares will require approval by the Fund’s Board of Trustees. Any additional offering of Common Shares will be subject to the requirements of the 1940 Act, which provides that shares may not be issued at a price below the then current NAV, exclusive of the sales load, except in connection with an offering to existing Common Shareholders or with the consent of a majority of the Fund’s outstanding voting securities.

The Fund’s NAV per share generally increases when interest rates decline and decreases when interest rates rise. The Fund’s NAV will be reduced immediately following the offering of Common Shares by the amount of the sales load and the amount of the organizational costs and offering expenses paid by the Fund. See “Summary of Fund Expenses” in the Prospectus.

The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Common Shares.

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Preferred Shares

The Fund’s Agreement and Declaration of Trust provides that the Board of Trustees of the Fund may authorize and issue Preferred Shares, with rights as determined by the Board of Trustees, without the approval of the Common Shareholders. Common Shareholders have no pre-emptive right to purchase any Preferred Shares that might be issued.

Although no preferred share issuances are contemplated at this time, it may issue Preferred Shares in an aggregate amount of up to 50% of its total assets. The use of leverage can create risks. The Fund cannot assure you, however, that Preferred Shares will not be issued. The terms of any Preferred Shares, including dividend rate, liquidation preference and redemption provisions, restrictions on the declaration of dividends, maintenance of asset ratios and restrictions while dividends are in arrears will be determined by the Board of Trustees, subject to applicable law and the Agreement and Declaration of Trust. The Fund also believes that it is likely that the liquidation preference, voting rights and redemption provisions of any Preferred Shares will be similar to those stated below.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of any Preferred Shares will be entitled to receive a preferential liquidating distribution. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Fund.

The 1940 Act requires that the holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by Common Shareholders and Preferred Shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any Preferred Shares have the right to elect a majority of the Trustees of the Fund at any time two years’ dividends on any Preferred Shares are unpaid. The 1940 Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to adopt any plan of reorganization that would adversely affect the Preferred Shares.

As a result of these voting rights, the Fund’s ability to take any such actions may be impeded to the extent that there are any Preferred Shares outstanding. The Board of Trustees presently intends that, except as otherwise indicated in the Prospectus and this Statement of Additional Information and except as otherwise required by the 1940 Act, holders of Preferred Shares will have equal voting rights with Common Shareholders (one vote per share, unless otherwise required by the 1940 Act) and will vote together with Common Shareholders as a single class.

The affirmative vote of the holders of a majority of any outstanding Preferred Shares, voting as a separate class, would be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Shares. The class vote of holders of Preferred Shares described above will in each case be in addition to any other vote required to authorize the action in question.

The terms of any Preferred Shares issued by the Fund are expected to provide that (i) they are redeemable by the Fund in whole or in part at the original purchase price per share plus accrued dividends per share; (ii) the Fund may tender for or purchase Preferred Shares; and (iii) the Fund may subsequently resell any Preferred Shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Fund will reduce the leverage applicable to the Common Shares, while any resale of such Preferred Shares by the Fund will increase that leverage.

The discussion above describes the possible offering of Preferred Shares by the Fund. If the Board of Trustees determines to proceed with such an offering, the terms of the Preferred Shares may be the same as, or different from, the terms described above, subject to applicable law and the terms of the Fund’s Agreement and Declaration of Trust. The Board of Trustees, without the approval of the Common Shareholders may authorize an offering of Preferred Shares and may fix the terms of the Preferred Shares to be offered.

Restrictions on Ownership and Transfer

In order for the Fund to qualify as a REIT under the Internal Revenue Code of 1986, as amended (“Code”), the Fund’s shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of the Fund may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specific entities) at any time during the last half of a taxable year (other than the first year for which an election to be considered a REIT has been made).

The Fund’s Declaration of Trust contains restrictions on the ownership and transfer of the Fund’s shares that are intended to assist the Fund in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of the Fund’s Declaration of Trust provide that, subject to the exceptions described below, no person may beneficially or constructively own (1) common shares in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding common shares of the Fund or (2) shares in excess of 9.8% in value of the outstanding shares of the Fund. The Fund refers to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or

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constructive ownership of the Fund’s shares but for the application of the ownership limits or any of the other restrictions on ownership and transfer of the Fund’s shares discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the Fund’s common shares (or the acquisition of an interest in an entity that owns, actually or constructively, the Fund’s common shares) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding common shares of the Fund or 9.8% in value of the Fund’s outstanding shares and thereby violate the applicable ownership limit.

The Fund’s Declaration of Trust provides that the Fund’s Board of Trustees, subject to certain limits, upon receipt of such representations and agreements as the Fund’s Board of Trustees may require, may prospectively or retroactively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person.

As a condition of an exception, the Fund’s Board of Trustees may require an IRS ruling or an opinion of counsel, in either case in form and substance satisfactory to the Fund’s Board of Trustees, as the Fund’s Board of Trustees may deem necessary or advisable, in order to determine or ensure the Fund’s qualification as a REIT and such representations or agreements as it may require. Notwithstanding the receipt of any ruling, opinion, representation or agreement, the Fund’s Board of Trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such an exception.

The Fund’s Board of Trustees may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of the Fund’s shares exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of the Fund’s shares equals or falls below the decreased ownership limit, although any further direct or indirect acquisition of shares of the Fund (other than by a previously-exempted person) will violate the decreased ownership limit. The Fund’s Board of Trustees may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of the Fund’s outstanding shares or could cause the Fund to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Fund to fail to qualify as a REIT.

The Fund’s Declaration of Trust further prohibits:

●	any person from beneficially or constructively owning shares of the Fund that would result in the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Fund to fail to qualify as a REIT (including, without limitation, beneficial or constructive ownership of shares of the Fund that would result in the Fund owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income the Fund derive from such tenant, taking into account the Fund’s other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause the Fund to fail to satisfy any of the gross income requirements imposed by Section 856(c) of the Code); and

●	any person from transferring shares of the Fund if such transfer would result in shares of the Fund being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of the Fund that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of the Fund’s shares described above must give written notice immediately to the Fund or, in the case of a proposed or attempted transaction, provide the Fund at least 15 days prior written notice, and provide the Fund with such other information as the Fund may request in order to determine the effect of such transfer on the Fund’s qualification as a REIT.

The ownership limits and other restrictions on ownership and transfer of shares of the Fund described above will not apply if the Fund’s Board of Trustees determines that it is no longer in the Fund’s best interests to qualify as a REIT or that compliance with any such restriction is no longer required in order for the Fund to qualify as a REIT.

Pursuant to the Fund’s Declaration of Trust, if any purported transfer of the Fund’s shares or any other event would otherwise result in any person violating the ownership limits or such other limit established by the Fund’s Board of Trustees, could result in the Fund being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would cause the Fund to fail to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by the Fund. The prohibited owner will have no rights in shares held by the trust. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event

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that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner prior to the Fund’s discovery that the shares had been automatically transferred to the trust as described above must be repaid to the trust upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restriction on ownership and transfer of the Fund’s shares, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by the Fund’s Board of Trustees, and the intended transferee will acquire no rights in the shares. If any transfer of the Fund’s shares would result in the Fund’s shares being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of the Fund transferred to the trust are deemed offered for sale to the Fund, or the Fund’s designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust and (2) the NAV on the date the Fund accept, or the Fund’s designee accepts, such offer. The Fund must reduce the amount payable to the trust by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trust and pay the amount of such reduction to the trust for the benefit of the charitable beneficiary. The Fund has the right to accept such offer until the trustee has sold the Fund’s shares held in the trust. Upon a sale to the Fund, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other amounts held by the trustee with respect to such shares will be paid to the charitable beneficiary.

Within 20 days of receiving notice from the Fund of the transfer of shares to the trust, the trustee must sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of the Fund’s shares. Upon such sale, the interest of the charitable beneficiary in the shares will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the transfer or other event that resulted in the transfer of the shares to the trust did not involve a sale of the shares at market price, the market price of the shares) and (2) the price per share (net of commissions and other expenses of sale) received by the trustee for the sale or other disposition of the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trust. Any net sales proceeds in excess of the amount payable to the prohibited owner and any other amounts held by the trust with respect to such shares will be immediately paid to the charitable beneficiary. In addition, if prior to discovery by the Fund that its shares have been transferred to the trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trust upon demand.

The trustee will be designated by the Fund and will be unaffiliated with the Fund and with any prohibited owner. Prior to the sale of any shares by the trust, the trust will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by the Fund with respect to such shares, and the trustee may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

If the Board of Trustees determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of the Fund’s shares set forth in the Fund’s Declaration of Trust, the Board of Trustees may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, without limitation, causing the Fund to redeem shares, refusing to give effect to the transfer on the Fund’s books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the U.S. Treasury regulations promulgated thereunder) of the outstanding shares of the Fund’s shares, within 30 days after the end of each taxable year, must give written notice to the Fund stating the name and address of such owner, the number of shares of each class and series of the Fund’s shares that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide the Fund with any additional information that the Fund may request in order to determine the effect, if any, of the person’s actual or beneficial ownership on the Fund’s status as a REIT and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of the Fund’s shares set forth in the Fund’s Declaration of Trust. In addition, any person that is an actual, beneficial owner or constructive owner of the Fund’s shares and any person (including the shareholder of record) who is holding the Fund’s shares for an actual, beneficial owner or constructive owner must disclose to the Fund in writing such information as the Fund may request in order to determine the Fund’s status as a REIT and comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing the Fund’s shares will bear a legend referring to the restrictions on ownership and transfer of the Fund’s shares described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Fund’s shares or that the Fund’s shareholders otherwise believe to be in their best interests.

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ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for re-election. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.

The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the By-Laws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-Laws, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Trustees have considered the foregoing provisions and concluded that they are in the best interests of the Fund and its shareholders, including holders of the Shares.

NET ASSET VALUE

The Fund’s NAV per Share is computed by dividing the total current value of the assets of the Fund, less its liabilities, by the total number of Shares outstanding at the time of such computation. The Fund computes its NAV per Share as of the close of trading on each day the New York Stock Exchange (“NYSE”) is open for trading.

Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, such holdings may be “fair valued” in accordance with procedures adopted by the Board of Trustees. The Board of Trustees has delegated day-to-day responsibility for implementing the portfolio valuation process set forth in the Fund’s valuation policy, as amended from time to time, to the Adviser and the Subadviser, and has authorized the use of independent third-party pricing and valuation services that have been approved by the Board of Trustees.

Public real estate investments are primarily valued using prices provided by approved independent pricing services. If prices from approved independent pricing services are not available, broker prices will be used. Private real estate investments are primarily valued using broker prices. The Fund expects that the vast majority of its assets will be valued using independent pricing services. The Fund has controls that allow it to assess changes in the valuations of its portfolio investments. Where market quotations are not readily available, the Subadviser implements notification processes to trigger a revaluation of an underlying asset. The Fund’s administrator will value investments held by the Fund’s consolidated subsidiaries and the Subadviser will provide any information necessary for the Fund’s administrator to make such valuations.

Valuations of Fund investments are disclosed in reports publicly filed with the SEC. The Advisers will provide the Board of Trustees with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.

Under certain circumstances, the NAV per Share of a class of the Fund’s Shares may be different from the per share NAV of another class of shares as a result of the different daily expense accruals applicable to each class of shares.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations relating to the Fund’s qualification and taxation as a REIT and the acquisition, ownership and disposition of Common Shares. For purposes of this section only, references to “Fund” mean only First Eagle Real Estate Debt Fund and not any of its subsidiaries or other lower-tier entities except as otherwise indicated. This summary is based upon the Code, regulations promulgated by the U.S. Treasury Department (the “U.S. Treasury regulations”), current administrative interpretations and practices of the Internal Revenue Service (“IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary

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to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. Except as otherwise discussed below, this summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market the Common Shares;

●	subchapter S corporations;

●	U.S. shareholders (as defined in the Prospectus in the section entitled “Certain U.S. Federal Income Tax Matters—Taxation of Taxable U.S. Shareholders”) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	regulated investment companies;

●	REITs;

●	trusts and estates;

●	persons holding Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons owning their interest in the Fund through a partnership or similar pass-through entity;

●	tax-exempt organizations;

●	shareholders subject to special tax accounting rules as a result of their use of “applicable financial statements” (within the meaning of Section 451(b)(3) of the Code); and

●	non-U.S. shareholders ((as defined in the Prospectus in the section entitled “Certain U.S. Federal Income Tax Matters— Taxation of Non U.S. Shareholders”).

This summary assumes that shareholders own the Common Shares as capital assets, which generally means as property held for investment.

THE U.S. FEDERAL INCOME TAX TREATMENT OF the acquisition, ownership and disposition of THE COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF the acquisition, ownership and disposition OF THE COMMON SHARES.

U.S. Federal Income Tax Considerations as a REIT

Taxation of the Fund — General

The Fund intends to elect to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2025. Qualification and taxation as a REIT depend on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests. The Fund’s ability to qualify as a REIT also requires that the Fund satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made or owned by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

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Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below, under “— Requirements for Qualification as a REIT.” While the Fund intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge the Fund’s qualification as a REIT or that the Fund will be able to continue to operate in accordance with the REIT requirements in the future. Please see “— Failure to Qualify” below.

Provided that the Fund qualifies as a REIT, the Fund will generally be entitled to a deduction for dividends that the Fund pays and, therefore, will not be subject to U.S. federal corporate income tax on the Fund’s net taxable income that is currently distributed to its shareholders. This treatment substantially eliminates the “double taxation” with respect to distributed income at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT and distributed to its shareholders generally is taxed only at the shareholder level, upon a distribution of dividends by the REIT. Please see “Certain U.S. Federal Income Tax Matters— Taxation of Taxable U.S. Shareholders” in the prospectus.

Individuals who are shareholders of corporations that are not REITs are generally taxed on qualifying corporate dividends at a reduced maximum rate (the same rate as that applicable to long-term capital gains), thereby substantially reducing, though not completely eliminating, the economic effect of the double taxation that has historically applied to corporations and their shareholders. With limited exceptions, however, dividends received by individual U.S. shareholders from REITs are taxed at rates applicable to ordinary income. However, non-corporate shareholders may deduct from their taxable income one-fifth of the REIT dividends payable to them that are not treated as capital gains dividends or as qualified dividend income (“Qualified REIT Dividends”) for purposes of determining their U.S. federal income tax. Please see “Certain U.S. Federal Income Tax Matters— Taxation of Taxable U.S. Shareholders” in the prospectus.

Even if the Fund qualifies for taxation as a REIT, however, the Fund will be subject to U.S. federal income taxation as follows:

●	The Fund will be taxed at regular U.S. federal corporate income tax rates on any undistributed income, including undistributed net capital gains.

●	The Fund will have one or more subsidiaries that are subchapter C corporations that will be “taxable REIT subsidiaries (each, a “TRS” and collectively, the “TRSs”), the earnings of which, if organized in the United States, will be subject to U.S. federal corporate income tax.

●	If the Fund has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. Please see “— Prohibited Transactions” and “— Foreclosure Property” below.

●	If the Fund elects to treat property that the Fund acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” the Fund may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to income tax at the corporate tax rate.

●	If the Fund fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, the Fund will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which the Fund fails the 75% gross income test or (2) the amount by which the Fund fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect the Fund’s profitability.

●	If the Fund fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests, that does not exceed a statutory de minimis amount as described more fully below, but the Fund’s failure is due to reasonable cause and not due to willful neglect and the Fund nonetheless maintains its REIT qualification because of specified cure provisions, the Fund will be required to pay a tax equal to the greater of $50,000 or the corporate tax rate of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset tests.

●	If the Fund fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not willful neglect, the Fund may retain its REIT qualification but the Fund will be required to pay a penalty of $50,000 for each such failure.
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●	If the Fund fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods (the foregoing sum is referred to as the required distribution), the Fund will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

●	The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if the Fund fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its shareholders, as described below in “— Requirements for Qualification as a REIT.”

●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between the Fund and any TRSs the Fund may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

●	If the Fund acquires appreciated assets from a corporation that is not a REIT, a RIC or an S corporation in a transaction in which the adjusted tax basis of the assets in the Fund’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the transferor corporation, the Fund will be subject to tax on such appreciation at the corporate income tax rate then applicable if the Fund subsequently recognize gain on a disposition of any such assets during the 5-year period following the Fund’s acquisition from the transferor corporation. The results described in this paragraph assume that such corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by the Fund.

●	The Fund or a TRS will generally be subject to corporate income tax on excess inclusion income derived from a residual interest in a real estate mortgage investment conduit (“REMIC”) or an interest in a taxable mortgage pool, if, to the extent consistent with the Fund’s qualification as a REIT, the Fund retains and pays corporate level tax on, rather than distribute to the Fund’s shareholders, the excess inclusion income.

●	The Fund may elect to retain and pay income tax on its net long-term capital gain. In that case, a shareholder would include its proportionate share of the Fund’s undistributed long-term capital gain (to the extent the Fund makes a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that the Fund paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in the Common Shares. Shareholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations to be promulgated.

In addition, the Fund may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, franchise property and other taxes. The Fund could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

●	that is managed by one or more directors or trustees;

●	the beneficial ownership of which is evidenced by transferable stock or by transferable certificates of beneficial interest;

●	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

●	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

●	the beneficial ownership of which is held by 100 or more persons (the “100 Shareholder Rule”);

●	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities) (the “5/50 Rule”);

●	that has no earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation at the close of any taxable year;

●	that uses the calendar year for U.S. federal income tax purposes;

●	which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and
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●	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that the first through forth conditions must be met during the entire taxable year, and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The fifth and sixth conditions (the 100 Shareholder Rule and the 5/50 Rule) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. For purposes of the sixth condition, an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

The Fund intends to issue shares with sufficient diversity of ownership to satisfy the fifth and sixth conditions (the 100 Shareholder Rule and the 5/50 Rule). The Declaration of Trust, with certain exceptions, authorizes the Board of Trustees to take the actions that are necessary or appropriate to preserve the Fund’s qualification as a REIT. The relevant sections of the Declaration of Trust provide that, subject to certain exceptions, no person may beneficially or constructively own (1) Common Shares in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Common Shares or (2) shares of stock in excess of 9.8% in value of the outstanding shares of stock of the Fund. The Declaration of Trust provides that the Board of Trustees, subject to certain limits, upon receipt of such representations and agreements as the Board of Trustees may require, may prospectively or retroactively exempt a person from either or both of these ownership limits and establish a different limit on ownership for such person. The ownership limits imposed by the tax law are based upon direct or indirect ownership by “individuals,” but only during the last half of a tax year. The ownership limits contained in the Declaration of Trust key off the ownership at any time by any “person,” which term includes entities. These ownership limitations in the Declaration of Trust are common in REIT organizational documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. These restrictions, however, may not ensure that the Fund will, in all cases, be able to satisfy these stock ownership requirements. If the Fund fails to satisfy these stock ownership requirements, the Fund’s qualification as a REIT may terminate.

To monitor compliance with the stock ownership requirements, the Fund is generally required to maintain records regarding the actual ownership of the Fund’s stock. To do so, the Fund must demand written statements each year from the record shareholders of significant percentages of the Fund’s stock, in which the record shareholders are to disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by the Fund). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Fund’s records. Failure by the Fund to comply with these record-keeping requirements could subject the Fund to monetary penalties. If the Fund satisfies these requirements and after exercising reasonable diligence would not have known that the 5/50 Rule is not satisfied, the Fund will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by U.S. Treasury regulations to submit a statement with its tax return disclosing the actual ownership of its stock and other information.

Effect of Subsidiary Entities

Partnership Subsidiaries

If the Fund is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, U.S. Treasury regulations provide that the Fund is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. The Fund’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% asset test, the Fund’s proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in the Fund’s hands. Thus, the Fund’s proportionate share of the assets and items of income of any of its subsidiary partnerships will be treated as the Fund’s assets and items of income for purposes of applying the REIT requirements. Consequently, to the extent that the Fund directly or indirectly holds an equity interest in a partnership, the partnership’s assets and operations may affect its ability to qualify as a REIT, even though the Fund may have no control or only limited influence over the partnership.”

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Limited partnerships and single member limited liability companies that are wholly-owned by a REIT that have not elected to be taxed as corporations for U.S. federal income tax purposes are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which the Fund holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

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In the event that a disregarded subsidiary ceases to be wholly-owned by the Fund (for example, if any equity interest in the subsidiary is acquired by a person other than the Fund or another disregarded subsidiary of the Fund), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the Fund’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. Please see “— Asset Tests” and “— Gross Income Tests” below.

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal corporate income tax on its earnings, if organized in the United States, which may reduce the cash flow generated by the Fund and its subsidiaries in the aggregate and the Fund’s ability to make distributions to the Fund’s shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Please see “— Gross Income Tests” and “— Asset Tests” below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible.

The Fund generally intends that any property, the sale or disposition of which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. For example, any sale of real property to homebuilders in connection with Land Banking through Land Banking Subsidiaries, which could give rise to the 100% “prohibited transaction” tax, will be sold through one or more TRSs. Additionally, the Fund generally intends to make any investments that are expected to generate non-qualifying income for purposes of the annual 95% REIT income test, which may include certain hedging transactions, through one or more TRSs. Please see “— Gross Income Tests” and “— Asset Tests” below. However, the Fund may own a limited percentage of such non-qualifying investments for purposes of the annual 95% REIT income test outside a TRS to the extent such investments will not jeopardize the Fund’s ability to satisfy the REIT qualification requirements.

Additionally, in order for the Fund to qualify as a REIT, the aggregate value of all securities of one or more TRSs owned by the Fund may not exceed 25% (20% for tax years prior to 2026) of the value of its total assets at the close of each calendar quarter. The need to satisfy such 25% value test may require dividends to be distributed by one or more TRSs to the Fund at times when it may not be beneficial to do so. The Fund may, in turn, distribute all or a portion of such dividends to its shareholders at times when it might not otherwise wish to declare and pay such dividends. Please see “— Annual Distribution Requirements” below. TRS distributions classified as dividends to the Fund will generally constitute qualifying income for purposes of the 95% gross income test but not qualifying income for purposes of the 75% gross income test. It is possible that the Fund may wish to distribute a dividend from a TRS to itself in order to reduce the value of TRS securities below 25% of the Fund’s total assets, but be unable to do so without violating the requirement that 75% of its gross income in the taxable year be derived from real estate assets.

Finally, the Fund may use a TRS to the extent that it conducts servicing or other activities that give rise to fees or other similar income, the receipt of which, beyond certain limits, would be inconsistent with the Fund’s continued qualification as a REIT. In that event, such income less the expenses associated with the business that produced it would be subject to U.S. federal income tax at the regular corporate rate.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. For example, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT and the TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

Gross Income Tests

In order to qualify as a REIT, the Fund must annually satisfy two gross income tests. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must consist of defined types of income that the Fund derives, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

●	rents from real property;
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●	interest on debt secured by a mortgage on real property or on interests in real property;

●	dividends or other distributions on, and gain from the sale of, stock in other REITs;

●	gain from the sale of real estate assets (other than a nonqualified publicly offered REIT debt instrument);

●	income and gain derived from foreclosure property;

●	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

●	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

●	income derived from certain kinds of temporary investments.

Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary or disregarded entity. The Fund generally does not intend to take actions it believes would cause the Fund to fail to satisfy the gross income tests described above.

Hedging Transactions

The Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap contracts, index swap contracts, interest rate cap or floor contracts, futures or forward contracts and options or similar financial instruments. Except to the extent provided by U.S. Treasury regulations, any income from a hedging transaction will not constitute gross income for purposes of the 75% or 95% gross income test if the Fund properly identifies the transaction as specified in applicable U.S. Treasury regulations and the Fund enters into such transaction (1) in the normal course of the Fund’s business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests. In addition, income from certain new hedging transactions that counteract prior qualifying hedging transactions described in (1) and (2) above may not constitute gross income for purposes of the 75% and 95% gross income tests if the Fund properly identifies the new hedging transaction as specified in applicable U.S. Treasury regulations. To the extent that the Fund enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. The Fund intends to structure any hedging transactions in a manner that does not jeopardize the Fund’s qualification as a REIT. The Fund may conduct some or all of the hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that the Fund’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that the Fund’s hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Failure to Satisfy the Gross Income Tests

The Fund intends to monitor its sources of income, including any non-qualifying income received by the Fund, so as to ensure its compliance with the gross income tests. If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Fund may still qualify as a REIT for the year if the Fund is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the Fund’s failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the Fund sets forth a description of each item of the Fund’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the U.S. Treasury regulations. It is not possible to state whether the Fund would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the Fund, the Fund will not qualify as a REIT. As discussed above under “— Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the Fund fails to satisfy the particular gross income test.

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Asset Tests

The Fund, at the close of each calendar quarter, must also satisfy five tests relating to the nature of the Fund’s assets.

●	First, at least 75% of the value of the Fund’s total assets must be represented by some combination of:

●	cash and cash items;

●	U.S. Government securities;

●	interests in real property;

●	interests in mortgage loans secured by real property;

●	stock (or transferable certificates of beneficial interest) in other REITs;

●	debt instruments issued by publicly offered REITs;

●	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if the Fund held such assets, the Fund will be treated as holding the Fund’s proportionate share of the assets of such REMIC; and

●	debt instruments issued by “publicly offered REITs”.

●	Second, of the Fund’s investments not included in the 75% asset class, the value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s total assets.

●	Third, of the Fund’s investments not included in the 75% asset class, the Fund may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value.

●	Fourth, the aggregate value of all securities of TRSs held by the Fund may not exceed 25% (20% for tax years prior to 2026) of the value of the Fund’s total assets (the “TRS Ownership Limitation”).

●	Fifth, of the Fund’s investments not included in the 75% asset class, debt instruments issued by publicly offered REITs, if they would not otherwise qualify as “real estate assets”, cannot exceed 25% of the value of the Fund’s total assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if:

●	the debt is not convertible, directly or indirectly, into stock;

●	the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code; and

●	in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the Fund, and any of the Fund’s “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which:

●	are not straight debt or other excluded securities (prior to the application of this rule); and

●	have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partnership).

After initially meeting the asset tests at the close of any quarter, the Fund will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. The Fund generally does not intend to take

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actions it believes would cause it to fail to satisfy the asset tests described above. However, if the Fund fails to satisfy the asset tests because the Fund acquires or increases its ownership interest in securities during a quarter, the Fund can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If the Fund fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the Fund may dispose of sufficient assets (generally within six months after the last day of the quarter in which the Fund’s identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of the Fund’s assets at the end of the relevant quarter or $10,000,000. If the Fund fails any of the other asset tests or the Fund’s failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, the Fund may be permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the Fund’s identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the corporate income tax rate of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset test.

The Fund may enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which the Fund would nominally sell certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements act as financings which are secured by the assets sold pursuant thereto. The Fund believes that it would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that the Fund did not own the assets during the term of the sale and repurchase agreement, in which case the Fund could fail to qualify as a REIT.

Application of Gross Income and Asset Tests to Certain Assets

The Fund expects that the CMBS, RMBS, and agency securities in which it invests will be treated either as interests in grantor trusts or as interests in REMICs for U.S. federal income tax purposes. In the case of securities treated as interests in grantor trusts, the Fund will be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test and as generating qualifying income for purposes of the 75% gross income test to the extent that they are secured by real property. Any interests that the Fund holds in a REMIC, including CMBS or RMBS that are structured as interests in REMICs, will generally qualify as real estate assets for purposes of the 75% asset test and as generating qualifying income for purposes of the 75% gross income test.

The Fund may also invest in credit risk transfer (“CRT”) securities that do not represent interests in REMICs, but have been offered for purchase as “government securities.” There is no direct authority with respect to the qualification of these CRT securities as real estate assets for purposes of the 75% asset test and as generating qualifying income for purposes of the 75% gross income test. The Fund will not treat these items as qualifying for such purposes unless the Fund receives advice of a tax advisor that the CRT securities should be so treated. As a result, the Fund’s ability to purchase CRT securities directly could be limited. Moreover, even if the Fund were to receive the advice of a tax advisor as described in this paragraph, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and that such income is not qualifying income, in which case the Fund could be subject to a penalty tax or fail to qualify as a REIT. Other CRT securities may be regular interests in REMICs, and the Fund intends to treat such CRT securities as qualifying real estate assets for purposes of the 75% asset test and as generating qualifying income for purposes of the 75% income test.

The Fund may also invest in other ABS not described above, including non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt instruments that are not secured by mortgages on real property, which may not be qualifying real estate assets for purposes of the 75% asset test and may not generate qualifying income for purposes of the 75% gross income test. The Fund may own such non-qualifying investments to the extent they do not jeopardize the Fund’s ability to satisfy the REIT qualification requirements.

The Fund may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a “safe harbor” applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, the mezzanine loan will be treated as a qualifying real estate asset for purposes of the 75% asset test and as generating qualifying income for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The Fund generally intends to structure any investments in mezzanine loans in a manner that complies with the various requirements applicable to the Fund’s qualification as a REIT. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, however, there can be no assurance that the IRS will not challenge the tax treatment of these loans. In addition, the Fund may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% asset test, and intends to do so in such a manner that does not cause the Fund to fail the asset tests described above and other REIT qualification requirements. Please see “—Asset Tests” above.

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Phantom Income from the Fund’s Acquisition and Holding of Subordinated RMBS and CMBS and other Subordinated Debt Instruments

The tax accounting rules with respect to the timing and character of income and losses from the Fund’s acquisition and holding of subordinated RMBS and CMBS and other subordinated debt instruments may result in adverse tax consequences. The Fund will be required to include in income accrued interest, original issue discount (“OID”) and, potentially, market discount (each of which will be ordinary income), with respect to subordinated RMBS and CMBS and other subordinated debt instruments the Fund holds, in accordance with the accrual method of accounting. Income will be required to be accrued and reported, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the underlying loans, except to the extent it can be established that such losses are uncollectible. Accordingly, the Fund may incur a diminution in actual or projected cash flow in a given year as a result of an actual or anticipated default or delinquency but may not be able to take a deduction for the corresponding loss until a subsequent tax year. While the Fund generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until the Fund’s investments in subordinated RMBS and CMBS and other subordinated debt instruments are disposed of in a taxable transaction or become worthless.

Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a significant risk that the Fund may have substantial taxable income in excess of cash available for distribution. In that event, the Fund may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. Please see “— Annual Distribution Requirements” below.

Annual Distribution Requirements

In order to qualify as a REIT, the Fund is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to:

●	the sum of:

●	90% of the Fund’s “REIT taxable income” (computed without regard to the deduction for dividends paid and the Fund’s net capital gains); and

●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

●	the sum of specified items of non-cash income that exceeds a percentage of the Fund’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the Fund and received by each shareholder on December 31 of the year in which they are declared. In addition, at the Fund’s election, a distribution for a taxable year may be declared before the Fund timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the Fund’s shareholders in the year in which paid, even though the distributions relate to the Fund’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards the Fund’s distribution requirement and to give rise to a tax deduction by the Fund, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, the Fund must treat every shareholder of the class of shares with respect to which the Fund makes a distribution the same as every other shareholder of that class, and the Fund must not treat any class of shares other than according to its dividend rights as a class. If, however, the Fund qualifies as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code), the preferential dividend rules will not apply to the Fund. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that the Fund distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, the Fund will be subject to tax at the regular corporate tax rate on the retained portion. In addition, the Fund may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, the Fund could elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by the Fund. The Fund’s shareholders would then increase the adjusted basis of their stock in the Fund by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares. The Fund generally intends to make timely distributions sufficient for the Fund to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes and generally not be subject to U.S. federal income tax.

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If the Fund fails to distribute during each calendar year at least the sum of:

●	85% of its REIT ordinary income for such year;

●	95% of its REIT capital gain net income for such year; and

●	any undistributed taxable income from prior periods;

the Fund will be subject to a 4% excise tax on the excess of such required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior periods) and (2) the amounts of income retained on which the Fund has paid corporate income tax. The Fund intends to make timely distributions so that the Fund is not subject to the 4% excise tax.

It is possible that the Fund, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from the Fund’s subsidiaries and (2) the inclusion of items in income by the Fund for U.S. federal income tax purposes. Please see “— Phantom Income from the Fund’s Acquisition and Holding of Subordinated RMBS and CMBS and other Subordinated Debt Instruments” above. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% excise tax in that year, the Fund may be required to: (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, or (3) distribute amounts that would otherwise be invested in target assets consistent with the Fund’s strategy, capital expenditures or repayment of debt, in order to comply with the REIT distribution requirements.

The Fund may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. In this case, the Fund may be able to avoid losing its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, the Fund will be required to pay interest accrued on (and may be required to pay any applicable penalties based on) the amount of any deduction taken for deficiency dividends as though it were an actual increase in the Fund’s taxes.

Recordkeeping Requirements

The Fund is required to maintain records and request on an annual basis information from specified shareholders. These requirements are designed to assist the Fund in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

Net income the Fund derives from a “prohibited transaction” is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. The Fund intends to conduct its operations so that no asset owned by it will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by it or one of its pass-through subsidiaries will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular asset in which the Fund holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Code that prevent such treatment will apply. The 100% “prohibited transaction” tax will not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at the regular corporate income tax rate. The Fund intends that any property the sale or disposition of which could give rise to the 100% “prohibited transaction” tax, including the sale of real property to homebuilders in connection with Land Banking, will be sold through a joint venture with a local operating partner which is a majority-owned subsidiary of a TRS of the Fund through which the Fund and the operating partner will equally share voting control over the TRS and the joint venture’s operations.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property:

●	that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property;

●	for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated; and
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●	for which such REIT makes a proper election to treat the property as foreclosure property.

REITs generally are subject to tax at the corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from “prohibited transactions” described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If the Fund receives any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, the Fund intends to elect to treat the related property as foreclosure property.

Failure to Qualify

In the event that the Fund violates a provision of the Code that would otherwise result in its failure to qualify as a REIT, the Fund may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to the Fund to avoid such disqualification if:

●	the violation is due to reasonable cause and not due to willful neglect;

●	the Fund pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT; and

●	the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available).

This cure provision reduces the instances that could lead to the Fund’s disqualification as a REIT for violations due to reasonable cause. If the Fund fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, the Fund will be subject to tax on its taxable income at the regular corporate rate. Distributions to the Fund’s shareholders in any year in which the Fund is not a REIT will not be deductible by the Fund, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to the Fund’s shareholders will generally be taxable in the case of the Fund’s shareholders who are individual U.S. shareholders, as “qualified dividend income” at a reduced maximum rate, and dividends in the hands of the Fund’s corporate U.S. shareholders may be eligible for the dividends received deduction. However, distributions to individual U.S. shareholders during any year in which the Fund is not a REIT will not be eligible to deduct from their taxable income one-fifth of the Qualified REIT Dividends payable. Unless the Fund is entitled to relief under specific statutory provisions, the Fund will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, the Fund will be entitled to statutory relief.

State, Local and Foreign Taxes

The Fund and its shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which the Fund or they transact business, own property or reside. The state, local or foreign tax treatment of the Fund and its shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the Fund’s shares.

Legislative or other actions affecting REITs could materially and adversely affect the Fund and its shareholders

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws, with or without retroactive application, could materially and adversely affect the Fund. The Fund cannot predict how changes in the tax laws might affect the Fund or its shareholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the Fund’s ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

PERFORMANCE RELATED AND COMPARATIVE INFORMATION

Total Return. From time to time, the Fund may advertise its average annual total returns. Returns may be calculated both on a before-tax and an after-tax basis (and are so presented in the Prospectus with respect to the Fund’s largest and/or oldest share class). Returns are based on past performance and are not an indication of future performance.

Unless otherwise noted, results shown will reflect any fee waivers and/or expense reimbursements in effect during the periods presented.

As noted above, returns may also be calculated on certain after-tax bases under similar assumptions and using similar formulae as specified by the SEC. For example, returns may be calculated after taxes on distributions, which assume reinvestment of the amount of

I-57

any distributions less applicable taxes on such distributions. Returns may also be calculated after taxes on distributions and the sale (redemption) of Fund shares. After-tax returns assume the highest individual federal income tax rate for each year included in the calculation. The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Such returns do not reflect the effect of state and local taxes, nor do they reflect the phase-outs of certain federal exemptions, deductions, and credits at various income levels, or the impact of the federal alternative minimum tax. In addition, actual after-tax returns depend on each investor’s individual tax situation, which may differ from the returns presented. For instance, after-tax returns are not relevant to investors who hold their funds in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”).

Comparison of Portfolio Performance. From time to time the Fund may discuss in sales literature and advertisements, specific performance grades or rankings or other information as published by recognized such as Morningstar, Inc. or Lipper Analytical Services, Inc., or by publications of general interest such as Barron’s, Business Week, Forbes, Fortune, Kiplinger’s Personal Finance, Money, The Wall Street Journal or Worth. Criteria associated with the performance grades or rankings may vary widely. Any given performance grade or ranking should not be considered representative of the Fund’s performance for any future period.

Portfolio Turnover. Purchases and sales of portfolio instruments will be made whenever appropriate, in the investment adviser’s view, to achieve the Fund’s investment objective. The rate of portfolio turnover is calculated by dividing the lesser of the cost of purchases or the proceeds from sales of portfolio instruments (excluding short-term U.S. government obligations and other short-term investments) for the particular fiscal year by the monthly average of the value of the portfolio instruments (excluding short-term U.S. government obligations and short-term investments) owned by the Fund during the particular fiscal year. Although higher portfolio turnover rates are likely to result in higher brokerage commissions paid by the Fund, higher levels of realized capital gains and more short-term capital gain (taxable to individuals at ordinary income tax rates) than lower portfolio turnover rates, portfolio turnover is not a limiting factor when management deems portfolio changes appropriate to achieve the Fund’s stated objective.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSEMENT AGENT

The primary custodian of the assets of the Fund is JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A.’s principal business address is 4 Chase Metrotech Center, Floor 16, Brooklyn, New York 11245. The custodian performs custodial and fund accounting services as well as sub-administrative and compliance services on behalf of the Fund. U.S. Bank National Association will serve as the custodian of the assets of, and U.S. Bank Trust National Association will serve as owner trustee of, the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans. U.S. Bank National Association’s principal business address is 190 S. LaSalle Street, 8th Floor, Chicago, Illinois 60603. SS&C GIDS, Inc. serves as the Fund’s transfer agent, registrar, dividend disbursement agent and shareholder servicing agent, as well as agent for the Fund’s Dividend Reinvestment Plan. SS&C GlobeOp performs administrative services on behalf of the wholly-owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”), 300 Madison Avenue, New York, New York 10017-6204, serves as the Fund’s independent registered public accountant. PwC audits the Fund’s financial statements and renders its report thereon.

COUNSEL

Certain legal matters will be passed on for the Fund by Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including any amendments thereto, relating to the Common Shares offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Common Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at www.sec.gov.

FINANCIAL STATEMENTS

The Fund’s audited Financial Statements filed with the SEC on Form N-CSR for the for the period March 31, 2025 (inception date) to December 31, 2025, are incorporated by reference in this Statement of Additional Information and

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have been so incorporated in reliance upon the reports of PwC, independent registered public accounting firm for the Fund, whose report is included in such annual shareholder report.

The Financial Statements are available without charge at www.FirstEagle.com or by calling (800) 334-2143 to request a paper copy.

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PART C

Other Information

Item 25. Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(1)	Financial Statements

Part A	Financial highlights for the period March 31, 2025 (inception date) to December 31, 2025.*

Part B	Financial Statements incorporated by reference to Registrant’s most recent certified Shareholder Report on Form N-CSR, filed on March 6, 2026 (File No. 811-23925).

(2)	Exhibits

(a)(1)	Certificate of Trust dated December 22, 2023 (1)

(a)(2)	Certificate of Amendment to Certificate of Trust dated September 16, 2024.(2)

(a)(3)	Third Amended and Restated Declaration and Agreement of Trust dated December 6, 2024.(2)

(b)	Amended and Restated By-Laws dated September 12, 2024.(2)

(c)	Not Applicable.

(d)	Portions of the Registrant’s Third Amended and Restated Declaration and Agreement of Trust dated December 6, 2024, specifically Sections 3.4 and 3.5, Section 5.1, Article VI (Shares of Beneficial Interest), Article VII (Restriction on Transfer and Ownership of Shares), Article VIII (Repurchase and Redemption of Common Shares), Article IX (Determination of Net Asset Value; Distributions), Article X (Duration; Dissolution and Termination of Trust; Amendment; Mergers, Etc.), and Sections 11.6 through 11.10 (Derivative Actions; General Direct Actions; Inspection of Records and Reports; Exclusive Delaware Jurisdiction; Waiver of Jury Trial), are incorporated herein by reference to Exhibit (a)(3); and Article III (Shareholders) of the Registrant’s Amended and Restated By-Laws dated September 12, 2024 is incorporated herein by reference to Exhibit (b).

(e)	Dividend Reinvestment Plan.(2)

(f)	Not Applicable.

(g)(1)	Investment Management Agreement between the Registrant and First Eagle Investment Management, LLC (the “Adviser”).*

(g)(2)	Subadvisory Agreement between the Adviser and Napier Park Global Capital (US) LP (“Napier Park”).*

(g)(3)	Investment Management Agreement between First Eagle Real Estate Debt Cayman Fund, Ltd. (the “Cayman Fund”) and the Adviser.*

(g)(4)	Subadvisory Agreement between the Cayman Fund, the Adviser and Napier Park.*

(h)	Underwriting Agreement between the Registrant and FEF Distributors, LLC (“FEF Distributors”).*

(i)	Not Applicable.

(j)(1)	Amended and Restated Global Custody Agreement between each entity managed by the Adviser and JPMorgan Chase Bank, N.A, dated April 18, 2017, with amended Exhibit A dated as of October 24, 2025.(3)

(j)(2)	FERD Owner Trust Custody Agreement with U.S. Bank.(4)

(k)(1)	Amended and Restated Fund Services Agreement between each entity managed by the Adviser and JPMorgan Chase Bank, N.A, dated September 9, 2020, with amended Exhibit A dated as of October 24, 2025.(3)

(k)(2)	Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Fund and DST Systems Inc., dated March 1, 2016.(5)

(k)(3)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated August 10, 2020.(5)

(k)(4)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated March 1, 2021.(7)

(k)(5)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated April 27, 2021.(8)

(k)(6)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated August 15, 2022.(7)

(k)(7)	Amendment to Transfer Agency Agreement between First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund and DST Systems, Inc., dated December 19, 2023.(9)

(k)(8)	Amendment to Transfer Agency Agreement between the Registrant and DST Systems, Inc., dated May 6, 2025. (10)

(k)(9)	Amendment to Transfer Agency Agreement between the Registrant and DST Systems, Inc., dated June 10, 2025.*

(k)(10)	Expense Limitation Agreement.*

(k)(11)	Amended and Restated Multi-Class Plan.*

(k)(12)	Amended and Restated Distribution Service Plan.*

(k)(13)	Management Agreement between Adviser and First Eagle Real Estate Debt Security TRS, LLC.*

(l)	Opinion and Consent of Richards, Layton & Finger, P.A.(4)

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm.*

(o)	Not Applicable.

(p)	Subscription Agreement.(4)

(q)	Not Applicable.

(r)(1)	Code of Ethics of the Adviser, the Distributor and the Registrant.*

(r)(2)	Code of Ethics of Napier Park.(4)

(s)(1)	Power of Attorney of Lisa Anderson.(6)

(s)(2)	Power of Attorney of John Arnhold.(6)

(s)(3)	Power of Attorney of Candace K. Beinecke.(6)

(s)(4)	Power of Attorney of Peter Davidson.(6)

(s)(5)	Power of Attorney of Jean D. Hamilton.(6)

(s)(6)	Power of Attorney of William M. Kelly.(6)

(s)(7)	Power of Attorney of Paul Lawler.(6)

(s)(8)	Power of Attorney of Mandakini Puri.(6)

(s)(9)	Power of Attorney of Scott Sleyster.(6)

*	Filed herewith.

(1)	Incorporated by reference to the applicable exhibit to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-276328) on Form N-2, filed on December 29, 2023.

(2)	Incorporated by reference to the applicable exhibit to Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-276328) on Form N-2, filed on January 21, 2025.

(3)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle ETF Trust under the Securities Act of 1933 (File No. 333-290276) on Form N-1A, filed on January 9, 2026.

(4)	Incorporated by reference to the applicable exhibit to Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-276328) on Form N-2, filed on March 26, 2025.

(5)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Credit Opportunities Fund under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on November 18, 2020.

(6)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No. 33-63560) on Form N-1A, filed on December 11, 2025.

(7)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No.033-63560) on Form N-1A, filed on February 28, 2023.

(8)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Credit Opportunities Fund under the Securities Act of 1933 (File No. 333-239995) on Form N-2, filed on April 30, 2021.

(9)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Funds under the Securities Act of 1933 (File No. 033-63560) on Form N-1A, filed on December 27, 2023.

(10)	Incorporated by reference to the applicable exhibit to the Registration Statement of First Eagle Tactical Municipal Opportunities Fund under the Securities Act of 1933 (File No. 333-284107) on Form N-2, filed on May 29, 2025.

Item 26. Marketing Arrangements

See the Underwriting Agreement filed as Exhibit (h).

Item 27. Other Expenses Of Issuance And Distribution

Not Applicable.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

As of April 30, 2026, the Registrant owns 100% of First Eagle Real Estate Debt Fund SPV, First Eagle Real Estate Debt Security TRS, LLC and First Eagle Real Estate Debt Cayman Fund, Ltd.

Item 29. Number Of Holders Of Shares

As of April 1, 2026:

Title Of Class	Number Of Record Holders
Class A-1	0
Class A-2	0
Class A-3	0
Class A-4	0
Class I	402
Class W	0

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of Registrant’s Declaration of Trust. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Adviser

The descriptions of FEIM and Napier Park under the caption “Principal Risks of the Fund” in the Prospectus and under the caption “Management of the Fund” in the Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the trustees and officers of FEIM and Napier Park, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the trustees and officers of FEIM and Napier Park in the last two years, is included below.

Name	Position with the Adviser	Business and Other Connections

Mehdi Mahmud	President and Chief Executive Officer (Adviser)	Trustee and President, First Eagle Funds and First Variable Funds; Director, First Eagle Amundi; Chief Executive Officer, First Eagle Alternative Credit, LLC; Trustee and President, First Eagle Credit Opportunities Fund; Trustee and President, First Eagle Real Estate Debt Fund; Trustee and President, First Eagle Tactical Municipal Opportunities Fund; Trustee and President, First Eagle Completion Fund Trust; Trustee and President, First Eagle ETF Trust

Melanie Dow	Chief Administrative Officer and Executive Managing Director (Adviser)	Chief Administrative Officer and Executive Managing Director, First Eagle Alternative Credit, LLC

David O’Connor	General Counsel, Executive Managing Director (Adviser)	General Counsel, First Eagle Funds and First Eagle Variable Funds; General Counsel, First Eagle Credit Opportunities Fund; General Counsel, First Eagle Real Estate Debt Fund; General Counsel, First Eagle Tactical Municipal Opportunities Fund; General Counsel, First Eagle Completion Fund Trust; General Counsel, First Eagle ETF Trust; General Counsel, First Eagle Holdings, Inc.; Secretary and General Counsel and Manager, FEF Distributors, LLC; Director, First Eagle Amundi; Director, First Eagle Investment Management, Ltd; Head of Legal and Compliance & Chief Legal Officer, First Eagle Alternative Credit, LLC

Michael Constantino	Chief Financial Officer, Executive Managing Director (Adviser)	Head of Finance and Executive Managing Director, First Eagle Alternative Credit, LLC

Seth Gelman	Chief Compliance Officer, Managing Director (Adviser)	Chief Compliance Officer and Managing Director, First Eagle Investment Management, LLC; Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; Chief Compliance Officer, First Eagle Credit Opportunities Fund; Chief Compliance Officer, First Eagle Real Estate Debt Fund; Chief Compliance Officer, First Eagle Tactical Municipal Opportunities Fund; Chief Compliance Officer, First Eagle Completion Fund Trust; Chief Compliance Officer, First Eagle ETF Trust; prior to February 2023, Chief Compliance Officer of Insight Investment North America

Jonathan Dorfman	Co-Chief Executive Officer (Sub-Adviser)	Managing Principal and Chief Investment Officer, Napier Park Global Capital

James O’Brien	Co-Chief Executive Officer (Sub-Adviser)	Managing Principal, Napier Park Global Capital

Michael Williams	Co-President and Chief Operating Officer (Sub-Adviser)	Co-President Napier Park Global Capital

Timothy Greatorex	Co-President (Sub-Adviser)	Global Head of Institutional, First Eagle Investments; Co-President, Napier Park Global Capital

Sonia Plata	Chief Compliance Officer (Sub-Adviser)	Managing Director, Chief Compliance Officer, Napier Park Global Capital

Jeffrey Traum	General Counsel (Sub-Adviser)	Senior Managing Director and the General Counsel, Napier Park Global Capital

Spyro Stathonikos	Chief Financial Officer (Sub-Adviser)	Managing Director, Chief Financial Officer, Napier Park Global Capital

Item 32. Location Of Accounts And Records

The books, accounts and records of the Registrant required by Section 31(a) under the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained at the office of the Registrant at 1345 Avenue of the Americas, New York, New York 10105.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser:

1)	if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

2)	if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not Applicable.

5.	Not Applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 30th day of April 2026.

FIRST EAGLE REAL ESTATE DEBT FUND
(A Delaware statutory trust)

By:	/s/ Mehdi Mahmud
Name:	Mehdi Mahmud
Title:	President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*
Lisa Anderson	Trustee	April 30, 2026

*
John P. Arnhold	Trustee	April 30, 2026

*
Candace K. Beinecke	Trustee	April 30, 2026

*
Peter W. Davidson	Trustee	April 30, 2026

*
Jean D. Hamilton	Trustee	April 30, 2026

*
William M. Kelly	Trustee	April 30, 2026

*
Paul J. Lawler	Trustee	April 30, 2026

*
Mandakini Puri	Trustee	April 30, 2026

*
Scott Sleyster	Trustee	April 30, 2026

/s/ Mehdi Mahmud
Mehdi Mahmud	Trustee	April 30, 2026

/s/ Brandon Webster
Brandon Webster	Chief Financial Officer (Principal Financial Officer)	April 30, 2026

/s/ Peter Manion
Peter Manion	Chief Accounting Officer (Principal Accounting Officer)	April 30, 2026

*By:	/s/ Mehdi Mahmud
Mehdi Mahmud, Attorney-in-Fact

Exhibit Index

Exhibit	Exhibit Name
(g)(1)	Investment Management Agreement between the Registrant and First Eagle Investment Management, LLC (the “Adviser”).
(g)(2)	Subadvisory Agreement between the Adviser and Napier Park Global Capital (US) LP (“Napier Park”).
(g)(3)	Investment Management Agreement between First Eagle Real Estate Debt Cayman Fund, Ltd. (the “Cayman Fund”) and the Adviser.
(g)(4)	Subadvisory Agreement between the Cayman Fund, the Adviser and Napier Park.
(h)	Underwriting Agreement between the Registrant and FEF Distributors, LLC (“FEF Distributors”)
(k)(9)	Form of Amendment to Transfer Agency Agreement between the Registrant and DST Systems, Inc.
(k)(10)	Expense Limitation Agreement.
(k)(11)	Amended and Restated Multi-Class Plan.
(k)(12)	Amended and Restated Distribution Service Plan.
(k)(13)	Management Agreement between Adviser and First Eagle Real Estate Debt Security TRS, LLC.*
(n)	Consent of Independent Registered Public Accounting Firm.
(r)(1)	Code of Ethics of the Adviser, the Distributor and the Registrant.